As filed with the Securities and Exchange Commission on November 24, 2006
Registration No. 333-138638

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

VOLCANO CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	3845	33-0928885
(State or other jurisdiction of incorporation or organization)	(Primary Standard Classification Code Number)	(I.R.S. Employer Identification No.)
2870 Kilgore Road
Rancho Cordova, CA 95670
1-800-228-4728
(Address, including zip code, and telephone number, including area code, of
Registrant’s principal executive offices)

R. Scott Huennekens
President and Chief Executive Officer
2870 Kilgore Road
Rancho Cordova, CA 95670
1-800-228-4728
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert M. Smith Dale S. Freeman Reed Smith LLP Two Embarcadero Center Suite 2000 San Francisco, CA 94111 (415) 543-8700	Steven G. Rowles Taylor L. Stevens Morrison & Foerster LLP 12531 High Bluff Drive Suite 100 San Diego, CA 92130 (858) 720-5100

     Approximate date of commencement of the proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		maximum	maximum
	Amount to be	offering price	offering	Amount of
Title of each class of securities to be registered	registered(1)	per share(2)	price(2)	registration fee

Common Stock, $0.001 par value per share(3)	8,625,000	$16.06	$138,517,500	$14,822(4)

(1)	Includes 1,125,000 shares attributable to the underwriters’ over-allotment option.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low trading prices for the common stock on The NASDAQ Global Market on November 7, 2006.
(3)	Includes rights to purchase Series A Junior Participating Preferred Stock that initially will be attached to and trade with the shares of common stock being registered hereby. The value attributed to such rights, if any, is reflected in the market price of the common stock.

(4)	Previously paid.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated November 24, 2006
7,500,000 Shares
Common Stock
We are offering 3,500,000 shares of our common stock and the selling stockholders are offering 4,000,000 shares of our common stock. We will not receive any proceeds from the sale of our shares by the selling stockholders.
Our common stock is listed on The NASDAQ Global Market under the symbol “VOLC.” The last reported sale price of our common stock on November 22, 2006 was $18.99.
This investment involves risk. See “Risk Factors” beginning on page 10.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, Before Expenses, to Volcano Corporation	$	$
Proceeds, Before Expenses, to the selling stockholders	$	$
The underwriters have a 30-day option to purchase up to 1,125,000 additional shares of common stock from us to cover over-allotments, if any.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

JPMorgan	Piper Jaffray

Bear, Stearns & Co. Inc.	Cowen and Company
The date of this prospectus is                     , 2006.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

SUMMARY
The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the consolidated financial statements and related notes appearing elsewhere in this prospectus, before investing in our common stock. References in this prospectus to “we,” “us” and “our” refer to Volcano Corporation, a Delaware corporation, and its subsidiaries, unless the context requires otherwise.
Our Business
We develop, manufacture and commercialize a broad suite of intravascular ultrasound, or IVUS, and functional measurement, or FM, products that we believe enhance the diagnosis and treatment of vascular and structural heart disease. Vascular disease, or atherosclerosis, is caused by the accumulation of fat-laden cells in the inner lining of the artery, leading to the formation of plaque or lesions. Accumulation of plaque in the arteries narrows the diameter of the inner channel of the artery, or the lumen, which reduces blood flow. During an IVUS procedure, an imaging catheter is placed inside an artery to produce a cross-sectional image of the size and shape of the artery’s lumen and provides information concerning the composition and density of plaque or lesions and the condition of the layers of the surrounding arterial walls. Our IVUS products consist of consoles, single-procedure disposable catheters and advanced functionality options. FM devices measure the pressure and flow characteristics of blood around plaque thereby allowing physicians to gauge the plaque’s impact on blood flow and pressure. Our FM products consist of pressure and flow consoles and single-procedure disposable pressure and flow guide wires.
We market our products to physicians and technicians who perform interventional procedures through a minimally invasive incision in the skin in order to gain access to parts of the anatomy through an artery, or percutaneously, in hospitals and to other personnel who make purchasing decisions on behalf of hospitals. Our IVUS consoles are marketed as stand-alone units or customized units that can be integrated into a variety of hospital-based interventional surgical suites called cath labs. We have developed customized cath lab versions of these consoles and are developing advanced functionality options as part of our vfusion cath lab integration initiative. We launched our s5i and s5i GE Innova IVUS consoles in May and July 2006, respectively, in the United States and Europe and completed the first commercial installations for both systems in the third quarter of 2006. We anticipate commercialization of the s5i console in Japan in the second half of 2007. With the recent commercialization of our s5i and s5i GE Innova IVUS consoles and upon the commercialization of other new products and technologies, our vfusion offering will include cath lab-integrated IVUS and FM capabilities, our real-time VH IVUS functionality with color-coded identification of plaque composition, automatic real-time drawing of lumen and plaque borders, and the synchronization of IVUS and angiographic images, or IVUS and angiographic image co-registration, in two- and three-dimensions. Our vfusion offering will also support IVUS integrated with other interventional devices, such as Medtronic, Inc.’s Pioneer re-entry device, used to cross lesions that are completely blocked. The significantly expanded functionality of our vfusion offering will allow for networking of patient information, control of IVUS and FM information at both the operating table and in the cath lab control room, as well as the capability for images to be displayed on standard cath lab monitors. We expect to continue to develop new products and technologies to expand our vfusion offering.
We have direct sales capabilities in the United States and Western Europe. As of September 30, 2006, we had 65 direct sales professionals in the United States and 12 direct sales professionals in Western Europe. In Japan, our largest international market, we market our products through two distributors. In addition, we have 38 distribution relationships in 27 other countries.
In the nine months ended September 30, 2006, we generated worldwide revenues of $73.5 million from the sale of our products, had a net loss of $10.0 million, and our net cash used by operating activities was $8.7 million. While we were profitable during the quarter ended September 30, 2006, since inception, we have not been profitable over a full fiscal year and as of September 30, 2006, our accumulated deficit was $65.5 million. As of September 30, 2006, we had a worldwide installed base of over 1,600 IVUS consoles and over 700 FM consoles. We intend to grow and leverage our installed base of consoles to drive recurring sales of our single-procedure disposable catheters and guide wires, which accounted for 76.0% of our revenue in the nine months ended September 30, 2006.
Vascular Disease Market and Current Treatments
Vascular disease in the coronary arteries is referred to as coronary artery disease, or CAD, and in the peripheral arteries is referred to as peripheral artery disease, or PAD. Additionally, there are numerous anatomical disease conditions in the heart commonly referred to as structural heart disease, including any variation from the normal rhythm of the heartbeat, or arrhythmias, any incomplete closure of the two upper chambers of the heart, or patent foramen ovale disorders, a blood-filled dilution of a blood vessel caused by the weakening of the wall of the aorta, or an abdominal aortic aneurysm, and disease of the heart valve, or valve disease.
While atherosclerosis is often characterized by narrowing of the lumen, or stenosis, it can also take the form of plaque or lesions that are not stenotic but are more likely to rupture and cause blood clots that may block the lumen. These non-stenotic lesions are known as vulnerable plaque. Based on clinical studies, up to 86% of heart attacks and 88% of strokes may be caused by vulnerable plaque that has ruptured. Vulnerable plaque can occur in the coronary or peripheral arteries and has the ability to rupture at any time, without warning, causing a heart attack or stroke. There are no diagnostic modalities that have been proven in clinical studies to identify vulnerable plaque. As a result, vulnerable plaque remains an untreated medical condition.
According to the American Heart Association, or AHA, over 70 million people in the United States have cardiovascular disease. CAD affects approximately 13 million people in the United States with approximately 3 million of those cases requiring interventional diagnosis or treatment each year. Interventional procedures are done percutaneously, or through a minimally invasive incision in the skin in order to gain access to parts of the anatomy through an artery. PAD affects more than 8 million people in the United States with approximately 2 million of those cases requiring intervention each year. Structural heart disease affects approximately 5 million people in the United States, with approximately 1 million of those cases requiring surgical intervention each year.
In order to diagnose and treat vascular disease, the medical community has made a significant shift towards the use of procedures using small incisions instead of open surgical wounds, or minimally invasive procedures. Based on industry estimates, we believe that physicians currently perform over 4 million diagnostic angiographies and approximately 2 million percutaneous coronary interventions, or PCIs, worldwide each year and approximately 3 million percutaneous interventional peripheral artery procedures and approximately 1 million structural heart procedures in the United States each year. This procedure base continues to grow due to patient demand for less invasive procedures, demographics, increased rates of diabetes and obesity, cost containment pressure, advancing diagnostic and therapeutic approaches, and an increasing incidence of CAD, PAD and structural heart disease.
Interventional diagnostic and therapeutic procedures are performed in a cath lab where the radiographic visualization of the arteries, veins or cardiac chambers after the injection of a contrast medium, or angiography, provides real-time visualization which provides diagnostic visualization and also enables physicians to insert and navigate tools such as catheters, guide wires, stents and other devices into the vasculature or chambers of the heart to further refine diagnosis and deliver therapy. Additionally, in conjunction with angiography, IVUS and FM devices are used to help diagnose disease, plan percutaneous intervention and deliver therapy. Although great strides have been made in improving percutaneous interventional techniques, significant challenges remain that reduce the effectiveness of current diagnostic and therapeutic procedures and limit the number of complex procedures and the types of diseases that can be diagnosed and treated. These challenges primarily involve limitations of angiography as the primary means for diagnosing and guiding percutaneous interventions and the historical limitations of IVUS and FM products.

Traditionally, specially trained physicians who use x-rays and other invasive and non-invasive techniques to see inside the body while they guide catheters through blood vessels, or interventionalists, have relied on the use of angiography to identify diseased portions of vessels, to monitor treatment and to evaluate the therapeutic result. Since angiographic images are grayscale and two-dimensional, they provide limited information about the lesion and artery and also make it difficult to assess complex artery anatomy and bifurcations. In addition, angiography lacks the ability to provide any information about plaque and its composition.
IVUS allows the direct visualization of vascular anatomy during percutaneous diagnostic and therapeutic procedures and is used in conjunction with angiography. Unlike angiography, which depicts a silhouette of the lumen, IVUS displays continuous real-time longitudinal and cross-sectional perspectives of the artery. Currently, IVUS users need to manually draw lumen and plaque borders to directly measure lumen dimensions, cross-sectional area and artery and lesion length. In addition to luminal measurements, IVUS imaging of soft plaque within the arterial wall enables the characterization of plaque size, distribution and composition. IVUS can also improve accuracy of stent deployment. Today, IVUS is used in conjunction with diagnostic angiography and both prior to percutaneous intervention to assess the artery and determine the appropriate therapy and after therapy to assess the result. IVUS is used in both coronary and peripheral artery percutaneous interventions as well as for structural heart disease.
Despite the benefits of IVUS technology, limitations of conventional IVUS have hindered its market penetration in PCIs to approximately 10% of U.S. procedures. These limitations include the following: grayscale imaging; limited plaque compositional information, such as calcium and soft plaque identification; lack of IVUS image synchronization with angiographic images; lack of IVUS integration into the cath lab; limited reimbursement; additional procedure time; and physician training required to gain proficiency using IVUS.
FM pressure and flow guide wires are used in the coronary arteries to assess the need for the implantation of drug-eluting stents. Historically, the low cost of bare metal stents, limited reimbursement, lack of percutaneous interventional treatment of complex CAD and lack of cath lab integration have limited market penetration of FM to less than 1% of PCIs in the United States.
Our Solution
We offer a broad suite of IVUS and FM products that we believe enhance the percutaneous interventional diagnosis and treatment of vascular and structural heart disease by improving the efficiency and efficacy of existing percutaneous interventional procedures and by enabling important new therapeutic solutions. We believe that our products have the potential to become the standard of care for these procedures and will address the needs of patients, hospitals, physicians and third-party payors on a cost-effective basis by:

•	Accelerating the trend towards less invasive procedures. Four major trends are driving the demand for less invasive cardiovascular procedures: improved non-invasive diagnostic and therapeutic techniques; cost-containment pressures from payors; increasing incidence of vascular and structural heart disease; and patient demand for less invasive procedures which require shorter hospital stays and allow more rapid recovery. This shift to less invasive procedures requires diagnostic modalities that can provide more comprehensive clinical information than angiography. Our IVUS products offer continuous, real-time, three-dimensional imaging, plaque visualization, color-coded identification of plaque composition, and automatic drawing of lumen and plaque borders allowing for automatic vessel sizing. Our FM products offer physicians a simple pressure and flow based method to determine whether stenting or additional percutaneous intervention is required. We believe our combination of IVUS enhancements and functional assessment is instrumental in facilitating less invasive procedures.

•	Improving the diagnosis of cardiovascular disease. We believe our VH IVUS products will significantly improve the diagnosis of cardiovascular disease by addressing the limitations of diagnostic angiography. Interim data from our PROSPECT trial, in conjunction with Abbott

Vascular, revealed that our VH IVUS technology is able to identify lesions requiring stenting that were not detected by diagnostic angiography and, in 35% of patients, lesions with characteristics of vulnerable plaque. Our ongoing VH Registry is exploring the correlation of plaque characteristics with patient demographics, clinical presentation and cardiac risk factors, which in conjunction with the PROSPECT data we believe will allow clinicians to identify patients and lesions at risk for future adverse coronary vascular system events.

•	Improving the outcomes of percutaneous interventional procedures. A key determinant of positive therapeutic results in percutaneous interventions is having sufficient information about plaque or lesions. Clinical data has shown that use of IVUS and FM in conjunction with angiography during percutaneous interventional procedures can result in better outcomes. Numerous studies have shown the acute and long-term benefits of IVUS guidance in stent deployment. For example, studies have demonstrated that physicians change their percutaneous interventional strategies in 20% to 40% of cases and that 50% of stent deployment issues detected by IVUS are not visible with angiography. Additionally, we believe the information that our IVUS products provide will become increasingly important with the focus on the thrombosis safety risks of drug-eluting stents and on increasing awareness of the importance of correct stent deployment to improve safety. We believe our products provide clinically significant information that improves the outcomes of current and increasingly complex percutaneous interventional procedures.

•	Enabling new procedures to treat CAD, PAD and structural heart disease. Current treatment of a number of vascular and structural heart diseases, including coronary, peripheral and carotid artery disease and atrial fibrillation, a heart rhythm disorder involving a rapid heart rate in which the upper chambers, or atria, are stimulated to contract in a disorganized and abnormal manner, is limited by conventional catheter-based techniques and angiography. Today, many patients with these diseases are prescribed drug therapy or referred to invasive surgical procedures because of the difficulty in diagnosing and treating them percutaneously. In addition, physicians today cannot diagnose and therefore treat vulnerable plaque. Because our technologies address many of these current limitations, we believe our products provide the potential to enable these diseases to be diagnosed and optimally treated through percutaneous interventions.

•	Improving ease of use of IVUS technologies to drive market adoption. Developing the expertise required to perform percutaneous interventional procedures typically requires advanced training beyond that required to become a specialist physician. Additionally, in order to use conventional IVUS products, physicians require comprehensive training to operate the system, interpret the images and manually draw lumen and plaque borders within the IVUS grayscale images, which has hindered market adoption. We believe our products, especially our recent IVUS product enhancements such as automatic real-time drawing of lumen and plaque borders, automatic vessel sizing, color-coded identification of plaque composition and IVUS and angiographic image co-registration currently under development, allow doctors to use IVUS with less training while still providing substantially more and better information.

•	Decreasing the number of interventional devices used per procedure and optimizing their usage. Our IVUS and FM products have the potential to reduce the number of devices deployed thereby lowering treatment costs. IVUS provides the interventionalist the information to optimize stent sizing and placement. This can help eliminate the need for additional stents or the use of accessory products like balloons to correct for inaccurate stent deployment and issues related to the placement and fitting together of stents, or apposition. In addition, FM products offer the opportunity to physiologically assess lesion severity and determine whether expensive drug-eluting stents are needed, and we believe can be used to appropriately rationalize use of drug-eluting stents only in flow-limiting lesions.

Our Strategy
Our goal is to establish our IVUS and FM products as the standard of care for percutaneous interventional diagnostic and therapeutic procedures. The key elements of our strategy for achieving this goal are to:

•	Increase market share in existing IVUS and FM markets. We believe that our differentiated, patent-protected technologies represent important advancements in the ongoing trend towards percutaneous interventional therapeutic procedures in the cath lab and provide substantial, clinically significant improvements and cost efficiencies over existing technologies. For instance, our recent product enhancements automate processes that previously had to be performed in a manual, time-consuming and potentially imprecise fashion. We believe these enhancements make our products easier to use than competing products while providing substantially more and better information to improve procedural outcomes, thereby driving greater usage of our IVUS and FM products within the existing percutaneous interventional market.

•	Increase IVUS and FM adoption rates. Given the relatively low current U.S. adoption rate of IVUS, a significant opportunity for growth lies in expanding usage of IVUS by interventionalists. We are working on three strategies to increase penetration. First, we have addressed limitations of conventional IVUS such as difficulty in use, lack of automation and grayscale imaging by developing technologies and introducing features such as automatic real-time drawing of lumen and plaque borders, color-coded identification of plaque composition and automatic vessel sizing. Furthermore, we have entered into a software development and license agreement with Paieon, Inc. to develop IVUS and angiographic image co-registration functionality for our IVUS consoles. Second, we recently developed PC-based IVUS and FM consoles that can be integrated easily into cath labs, thereby making it easier for physicians to adopt and use our products. Integrated cath lab versions of our consoles and advanced functionality options are part of our vfusion cath lab initiative. The significantly expanded capabilities of our vfusion offering will allow for networking of patient information, control of IVUS and FM information at both the operating table and in the cath lab control room, as well as the capability for images to be displayed on standard cath lab monitors. We expect to continue to develop new products and technologies to expand our vfusion offering, which we believe will become a standard integrated feature of cath labs and increase adoption of our products. Third, we have pursued collaborations such as our agreement with General Electric Medical Systems Scs, or GE, in which our integrated IVUS products are required to be included on all of GE’s initial quotes for cardiovascular and interventional radiology systems.

•	Leverage our installed base to drive single-procedure disposable device revenues. We have a worldwide installed base of over 1,600 IVUS consoles and over 700 FM consoles. We intend to grow and leverage this installed base to drive recurring sales of our single-procedure disposable catheters and guide wires. In the nine months ended September 30, 2006, the sale of our single-procedure disposable catheters and guide wires accounted for 76.0% of our revenue. With the recent launch of our s5 family of IVUS consoles, we expect to continue to grow our worldwide installed base of consoles and increase our recurring revenue stream from sales of our single-procedure disposable products to our installed base.

•	Develop clinical applications for and utilization of our technology in new markets. We plan to leverage our current technology to expand into new markets and increase clinical applications through clinical studies, conducted by us or with companies such as Advanced Cardiovascular Systems, Inc., a subsidiary of Abbott Vascular, Inc., or Abbott Vascular, GlaxoSmithKline Research & Development Ltd. and Goodman Company Ltd. in Japan. We have several programs underway to expand the use of our technology in percutaneous interventional procedures and drug studies. These include (1) establishing the use of our IVUS products in combination with diagnostic angiography, (2) developing the capability to determine optimal treatment options for those patients who have stents placed and are on anti-platelet drug therapy, (3) developing technology supported by clinical data to diagnose and guide treatment of vulnerable plaque and carotid artery disease, (4) developing a family of intracardiac echo products based on our existing technologies to improve treatments of structural heart disease, (5) combining the imaging capability of IVUS onto existing therapeutic devices provided by others such as balloons, stents, guide wires or re-entry devices used in surgeries to reopen completely blocked arteries, or CTO re-entry devices, and (6) using our current technologies in on-going or planned drug studies conducted by pharmaceutical and biotechnology companies.

•	Enhance product capabilities and introduce new products through collaborations or acquisitions. We have a successful track record of acquiring and licensing technologies and collaborating with third parties to create synergistic product offerings. For instance, we licensed from The Cleveland Clinic Foundation the VH IVUS technology that now forms the core of our ability to determine the composition of plaque, and we have entered into a software development and license agreement with Paieon to develop technology to synchronize IVUS and angiographic images. We acquired from Koninklijke Philips Electronics N.V., the intellectual property rights allowing us to develop our Revolution rotational catheter. Additionally, we have entered into relationships with companies that incorporate our technology into their products, such as Medtronic’s Pioneer re-entry device. Given our manufacturing, research and development, and global distribution capabilities, we believe there will be additional opportunities to leverage these capabilities through technology or company acquisitions as well as collaborations.

•	Improve manufacturing efficiencies and reduce costs to improve margins. We believe that by moving to PC-based consoles and improving our manufacturing processes through increased automation and design improvements, we will be able to continue to reduce the cost to manufacture our consoles and single-procedure disposable products, allowing us to improve our margins and to continue to introduce product enhancements.

•	Continue to expand and protect our intellectual property position. We have a broad portfolio of 179 owned or licensed U.S. and international patents and 101 applications for owned or licensed patents. We intend to continue to expand our intellectual property position to protect the design and use of our products, principally in the areas of IVUS and FM for the diagnosis and guidance of treatment of vascular and structural heart disease.

Risks Associated With Our Business
Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors.” We may be unable, for many reasons, including those that are beyond our control, to implement our current business strategy. We are dependent on the success of our IVUS consoles and single-procedure disposable catheters and cannot be certain that our products will achieve the broad acceptance necessary to develop a sustainable, profitable business. We expect that domestic and international sales of our IVUS products will continue to account for a substantial portion of our revenue for the foreseeable future. It is difficult to predict the future growth rate or size of the market for IVUS technology. The success of our current business strategy and our near- and long-term viability will depend on our ability to execute successfully on existing strategic collaborations and to establish new strategic collaborations. Our products are subject to rigorous regulation by the U.S. Food and Drug Administration and numerous other Federal, state and foreign governmental authorities. Our failure to comply with such regulations could lead to the imposition of injunctions, suspensions or loss of regulatory approvals, product recalls, termination of distribution, product seizures or civil penalties.
Corporate Information
We were incorporated in Delaware in January 2000 as Cardiotechnology, Inc. We changed our name to Volcano Therapeutics, Inc. in April 2000 and to Volcano Corporation in October 2004. Our principal executive offices are located at 2870 Kilgore Road, Rancho Cordova, California 95670. Our telephone number is (800) 228-4728. Our website is located at www.volcanocorp.com. The information found on, or accessible through, our website is not a part of this prospectus.
We currently have registered trademarks for Volcano®, Eagle Eye®, Visions®, ComboWire®, SmartMap®, SmartWire®, FloWire®, WaveWire®, among others, and are in the process of registering certain other of our trademarks with the U.S. Patent and Trademark Office including, but not limited to, Brightwiretm, powered by Volcanotm, vfusiontm, Revolutiontm, ComboMaptm, Virtual Histologytm and VHtm. Pioneertm is a trademark of Medtronic Vascular Galway Limited, GE® and Innova® are registered trademarks of GE and Galaxytm is a trademark of Boston Scientific Corporation. All other trademarks, tradenames and service marks appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered by Volcano Corporation	3,500,000 shares

Common stock offered by the selling stockholders	4,000,000 shares

Total common stock offered	7,500,000 shares

Common stock to be outstanding after this offering	36,818,835 shares

Use of proceeds	We intend to use the net proceeds from this offering to expand sales and marketing initiatives to support the ongoing commercialization of our products, fund research and development activities and for general corporate purposes. We may also use a portion of the net proceeds from this offering to acquire and invest in complementary products, technologies or businesses. We will not receive any of the proceeds from the sale of common stock from the selling stockholders. See “Use of Proceeds.”

NASDAQ Global Market symbol	VOLC
The number of shares of common stock that will be outstanding after this offering is based on (i) 33,063,835 shares outstanding as of September 30, 2006 and (ii) 255,000 shares of common stock issuable upon exercise of options outstanding at September 30, 2006. These options will be exercised by four selling stockholders, and the shares purchased through those exercises will be sold in this offering. The number of shares of common stock that will be outstanding after this offering excludes:

•	4,962,030 shares of common stock issuable upon the exercise of all options outstanding under our 2000 Long Term Incentive Plan, or our 2000 Plan, and our 2005 Equity Compensation Plan, or our 2005 Plan, with a weighted-average exercise price of $2.63 per share, less 255,000 shares of common stock subject to options which, as noted above, will be exercised by four selling stockholders in this offering;

•	213,054 shares of common stock issuable upon the exercise of all outstanding warrants with a weighted-average exercise price of $3.30 per share; and

•	2,334,760 shares of common stock reserved for future issuance under our 2005 Plan.
Unless otherwise indicated, all information in this prospectus assumes the underwriters do not exercise their over-allotment option.

Summary Consolidated Financial Data
The summary consolidated financial data set forth below are derived from our consolidated financial statements. The consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the nine months ended September 30, 2005 and 2006, and the consolidated balance sheet data as of September 30, 2006 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus.
We were in the developmental stage until July 2003 when we completed the acquisition of substantially all of the assets related to the IVUS and FM product lines of Jomed, Inc., or the Jomed Acquisition. We have included the operating results associated with this acquisition in our consolidated financial statements only for the periods since the date of the Jomed Acquisition, which has significantly affected our revenues, results of operations and financial position. Accordingly, the 2003 results of operations presented below are not comparable to subsequent periods due to this Acquisition.
Our historical results are not necessarily indicative of results expected for any future period. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

				Nine Months Ended
	Years Ended December 31,			September 30,

	2003	2004	2005	2005	2006

	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$23,463	$61,098	$91,900	$67,198	$73,517
Cost of revenues	14,524	29,860	47,843	32,836	30,248

Gross profit	8,939	31,238	44,057	34,362	43,269
Operating expenses:
Selling, general and administrative	13,880	30,374	35,365	25,406	35,027
Research and development	8,064	9,800	15,119	10,623	12,835
Amortization of intangibles	1,571	2,929	3,052	2,280	2,332

Total operating expenses	23,515	43,103	53,536	38,309	50,194

Operating loss	(14,576)	(11,865)	(9,479)	(3,947)	(6,925)
Interest expense	(565)	(4,784)	(5,311)	(3,999)	(3,910)
Interest and other income (expense), net	50	495	(401)	(349)	1,072

Loss before provision for income taxes	(15,091)	(16,154)	(15,191)	(8,295)	(9,763)
Provision for income taxes	10	37	70	49	273

Net loss	$(15,101)	$(16,191)	$(15,261)	$(8,344)	$(10,036)

Net loss per share—basic and diluted	$(4.56)	$(2.57)	$(2.28)	$(1.25)	$(0.60	) (1)

Weighted-average shares outstanding—basic and diluted	3,312	6,291	6,693	6,650	16,744	(1)

	As of September 30, 2006

		Pro Forma
	Actual	As Adjusted(2)

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$25,074	$86,855
Working capital	39,942	101,723
Intangible assets, net	12,585	12,585
Total assets	84,385	146,166
Long-term debt, including current maturities	1,804	1,804
Total stockholders’ equity	60,208	121,989

(1)	Includes the impact of the conversion of all outstanding shares of preferred stock into 18,123,040 shares of common stock and the issuance of 7,820,000 shares of common stock in our initial public offering in June 2006 on a weighted-average basis.

(2)	Pro forma as adjusted data reflects (i) the sale of 3,500,000 shares of our common stock offered by us at the assumed public offering price of $18.99 per share, after deducting underwriting discounts and commissions and estimated offering expenses, and (ii) the proceeds from the exercise of options to purchase 255,000 shares of common stock by four selling stockholders in this offering.

RISK FACTORS
An investment in our common stock offered by this prospectus involves a substantial risk of loss. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to purchase shares of our common stock. We believe the risks and uncertainties described below are the most significant we face. The occurrence of any of the following risks could harm our business. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations.
Risks Related to Our Business and Industry
We are dependent on the success of our IVUS consoles and catheters and cannot be certain that our products will achieve the broad acceptance necessary to develop a sustainable, profitable business.
Our revenues are primarily derived from sales of our intravascular ultrasound, or IVUS, products, which include our consoles and our single-procedure disposable catheters. We expect that sales of our IVUS products will continue to account for substantially all of our revenues for the foreseeable future. IVUS technology is widely used for determining the placement of stents in patients with coronary disease in Japan, where we believe the procedure penetration rate was over 50% in 2005. By contrast, the penetration rate in the United States for the same type of procedure was only 11% in 2005. It is difficult to predict the penetration and future growth rate or size of the market for IVUS technology. The expansion of the IVUS market depends on a number of factors, such as:

•	physicians accepting the benefits of the use of IVUS in conjunction with angiography;

•	physician experience with IVUS products;

•	the availability of, and physicians’ willingness to participate in, training required to gain proficiency in the use of IVUS products;

•	the additional procedure time required for use of IVUS;

•	perceived risks generally associated with the use of new products and procedures;

•	the availability of alternative treatments or procedures that are perceived to be or are more effective, safer, easier to use or less costly than IVUS technology;

•	availability of adequate reimbursement; and

•	marketing efforts and publicity regarding IVUS technology.
Even if IVUS technology gains wide market acceptance, our IVUS products may not adequately address market requirements and may not continue to gain market acceptance among physicians, healthcare payors and the medical community due to factors such as:

•	the lack of perceived benefits of information on plaque composition available to the physician through use of our IVUS products, including the ability to identify calcified and other forms of plaque;

•	the actual and perceived ease of use of our IVUS products;

•	the quality of the images rendered by our IVUS products;

•	the cost, performance, benefits and reliability of our IVUS products relative to the products and services offered by our competitors;

•	the lack of perceived benefit of integration of our IVUS products into the cath lab, including the ability to synchronize, or co-register, IVUS images with angiographic images; and

•	the extent and timing of technological advances.

If IVUS technology generally, or our IVUS products specifically, do not gain wide market acceptance, we may not be able to achieve our anticipated growth, revenues or profitability and our results of operations would suffer.
We have a limited operating history, have incurred significant operating losses since inception and cannot assure you that we will achieve profitability.
We were formed in January 2000 and until 2003 were a development stage company substantially devoted to the research and development of tools designed to diagnose vulnerable plaque. In July 2003, we acquired substantially all of the assets related to the IVUS and functional measurement, or FM, product lines from Jomed, Inc., or the Jomed Acquisition, and commenced the manufacturing, sale and distribution of IVUS and FM products. We have yet to demonstrate that we have sufficient revenues to become a sustainable, profitable business. Even if we do achieve significant revenues, we expect our operating expenses will increase as we expand our business to meet anticipated growing demand for our products and as we devote resources to our sales, marketing and research and development activities. If we are unable to reduce our cost of revenues and our operating expenses, we may not achieve profitability. We incurred net losses of $15.1 million in 2003, $16.2 million in 2004, $15.3 million in 2005 and $10.0 million in the nine months ended September 30, 2006. As of September 30, 2006, we had an accumulated deficit of $65.5 million. Although we have reported net income after taxes in the three months ended September 30, 2006, we expect to experience quarterly fluctuations in our revenues due to the timing of capital purchases by our customers and to a lesser degree the seasonality of disposable consumption by our customers and our expenses as we make future investments in research and development, selling and marketing and general and administrative activities that will cause us to experience variability in our reported earnings and losses in future periods. Failure to achieve and sustain profitability would negatively impact the market price of our common stock.
If the clinical studies that we sponsor or co-sponsor are unsuccessful, we may not be able to develop or increase penetration in identified markets and our business prospects may suffer.
We sponsor or co-sponsor several clinical studies to demonstrate the benefits of our products in current markets where we are trying to increase use of our products and in new markets. Implementing a study is time consuming and expensive, and the outcome is uncertain. The completion of any of these studies may be delayed or halted for numerous reasons, including, but not limited to, the following:

•	the U.S. Food and Drug Administration, or the FDA, institutional review boards or other regulatory authorities do not approve a clinical study protocol or place a clinical study on hold;

•	patients do not enroll in a clinical study or are not followed-up at the expected rate;

•	patients experience adverse side effects, including adverse side effects to our or a co-sponsor’s drug candidate or device;

•	patients die during a clinical study for a variety of reasons that may or may not be related to our products, including the advanced stage of their disease and medical problems;

•	third-party clinical investigators do not perform the clinical studies on the anticipated schedule or consistent with the clinical study protocol and good clinical practices, or other third-party organizations do not perform data collection and analysis in a timely or accurate manner;

•	our co-sponsors do not perform their obligations in relation to the clinical study or terminate the study;

•	regulatory inspections of manufacturing facilities, which may, among other things, require us or a co-sponsor to undertake corrective action or suspend the clinical studies;

•	changes in governmental regulations or administrative actions;

•	the interim results of the clinical study are inconclusive or negative; and

•	the study design, although approved and completed, is inadequate to demonstrate safety and efficacy.
Some of the studies that we co-sponsor are designed to study the efficacy of a third-party’s drug candidate or device. Such studies are designed and controlled by the third-party and the results of such studies will largely depend upon the success of the third-party’s drug candidate or device. These studies may be terminated before completion for reasons beyond our control such as adverse events associated with a third-party drug candidate or device. A failure in such a study may have an adverse impact on our business by either the attribution of the study’s failure to our technology or our inability to leverage publicity for proper functionality of our products as part of a failed study.
Clinical studies may require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. For example, our Volcano VH Registry has enrolled over 3,000 patients and the SPECIAL study has a projected enrollment of 2,000 patients. Patient enrollment in clinical studies and completion of patient follow-up depend on many factors, including the size of the patient population, the study protocol, the proximity of patients to clinical sites, eligibility criteria for the study and patient compliance. For example, patients may be discouraged from enrolling in our clinical studies if the applicable protocol requires them to undergo extensive post-treatment procedures or if they are persuaded to participate in different contemporaneous studies conducted by other parties. Delays in patient enrollment or failure of patients to continue to participate in a study may result in an increase in costs, delays or the failure of the study. Such events may have a negative impact on our business by making it difficult to penetrate or expand certain identified markets. Further, if we are forced to contribute greater financial and clinical resources to a study, valuable resources will be diverted from other areas of our business.
If we are unable to identify the plaque that is most likely to rupture and cause a coronary event we may not be able to develop a market for our vulnerable plaque products or expand the market for existing products.
We are utilizing substantial resources toward developing technologies to aid in the identification, diagnosis and treatment of the plaque that is most likely to rupture and cause a coronary event, or vulnerable plaque. To date, a connection between ruptured plaque and coronary events has been shown in post-mortem studies, hypothetical models and certain statistical analyses. However, no technology has been proven in clinical trials to identify, prior to the occurrence of a coronary event, the plaque that is most likely to rupture and cause such an event. If we are unable to develop products or technologies that can identify which plaques are likely to rupture and cause a coronary event, a market for products to identify vulnerable plaque may not materialize and our business may suffer.
If sponsorship of the PROSPECT study is delayed or stopped, our ongoing and future business may be negatively affected because of the potential inability to obtain useful clinical data or increased costs and delays in completing the study.
We sponsor PROSPECT, a natural history study of plaque, with Abbott Vascular, a division of Abbott Laboratories. Pursuant to the terms of our collaboration agreement with Abbott Vascular, either party may terminate the agreement without cause upon 60 days notice. Abbott Vascular, or if sponsorship of the study is transferred by Abbott Vascular, a new collaborator may elect to delay or stop the PROSPECT study prematurely, causing a disruption in gathering clinical data related to vulnerable plaque or limiting the number of patients enrolled. If we chose to continue the study without a collaborator, we would also have additional financial burdens. If we are unable to access the clinical data generated prior to termination, we may have to restart the study which would increase our financial burden and delay the timing of obtaining useful clinical data from the study. In the event that PROSPECT does not result in usable data and we are unable to prove a causal connection between vulnerable plaque and coronary events, the market for our vulnerable plaque products may not materialize. If we have to assume more of the financial burden of this clinical study, we would divert valuable financial and clinical resources from other areas of our business.

Competition from companies that have longer operating histories and greater resources than us may harm our IVUS business.
The medical device industry, including the market for IVUS products, is highly competitive, subject to rapid technological change and significantly affected by new product introductions and market activities of other participants. As a result, even if the size of the IVUS market increases, we can make no assurance that our revenues will increase. In addition, as the markets for medical devices, including IVUS products, develop, additional competitors could enter the market. To compete effectively, we will need to continue to demonstrate that our products are attractive alternatives to other devices and treatments. We believe that our continued success depends on our ability to:

•	innovate and maintain scientifically advanced technology;

•	apply our technology across products and markets;

•	develop proprietary products;

•	successfully conduct or sponsor clinical studies that expand our markets;

•	obtain and maintain patent protection for our products;

•	obtain and maintain regulatory clearance or approvals;

•	cost-effectively manufacture and successfully market our products; and

•	attract and retain skilled personnel.
With respect to our IVUS products, our biggest competitor is Boston Scientific. We also compete in Japan with Terumo Corporation. Boston Scientific, Terumo and other potential competitors are substantially larger than us and may enjoy competitive advantages, including:

•	more established distribution networks;

•	entrenched relationships with physicians;

•	products and procedures that are less expensive;

•	greater experience in launching, marketing, distributing and selling products;

•	greater experience in obtaining and maintaining the FDA and other regulatory clearances and approvals;

•	established relationships with healthcare providers and payors; and

•	greater financial and other resources for product development, sales and marketing, acquisitions of products and companies, and intellectual property protection.
For these reasons, we may not be able to compete successfully against our current or potential future competitors, and sales of our IVUS products may decline.
Failure to innovate will adversely impact our competitive position and may adversely impact our product revenues.
Our future success will depend upon our ability to innovate new products and introduce enhancements to our existing products in order to address the changing needs of the marketplace. Frequently, product development programs require assessments to be made of future clinical need and commercial feasibility, which are difficult to predict. Customers may forego purchases of our products and purchase our competitors’ products as a result of delays in introduction of our new products and enhancements, failure to choose correctly among technical alternatives or failure to offer innovative products or enhancements at competitive prices and in a timely manner. In addition, announcements of new products may result in a delay in or cancellation of purchasing decisions in anticipation of such new products. We may not have adequate resources to effectively compete in the marketplace. Any delays in product releases may negatively affect our business.

We also compete with new and existing alternative technologies that are being used to penetrate the worldwide vascular imaging market without using IVUS technology. These products, procedures or solutions could prove to be more effective, faster, safer or less costly than our IVUS products. Technologies such as angiography, angioscopy, optical coherence tomography, multi-slice computed tomography, intravascular magnetic resonance imaging, or MRI, electron beam computed tomography, and MRI with contrast agents are being used to image the vascular system. The introduction of new products, procedures or clinical solutions by competitors may result in price reductions, reduced margins, loss of market share and may render our products obsolete. We cannot guarantee that these alternative technologies will not be commercialized and become viable alternatives to IVUS in the future, and we cannot guarantee that we will be able to compete successfully against them if they are commercialized.
We manufacture our IVUS catheters, maintain our own customized equipment and are implementing a new manufacturing process, making us vulnerable to production and supply problems that could negatively impact our revenues.
We presently use customized equipment which is no longer produced or supported by a third party for the manufacture of the scanners located on our phased array catheters. This equipment was supported by the company that designed and manufactured it until 2002. That company ceased operations in 2002 because changes in manufacturing technology made the design and manufacture of similar equipment more mainstream and automated and made customized manufacturing equipment, such as ours, much less economical to build and support. Because of the customized nature of our equipment and the obsolescence of an industry to create or support such equipment, we cannot rely on third parties to find new parts or replace the equipment. As a result, we are responsible for maintaining the equipment and for locating spare parts. If the equipment malfunctions and we are unable to locate spare parts or hire qualified personnel to repair the equipment, we may encounter delays in the manufacture of our catheters and may not have sufficient inventory to meet our customers’ demands, which could negatively impact our revenues.
We have engaged a third party to develop an automated system to replace this equipment. While we believe the use of this new system should reduce our risk of supply problems, the third party must develop the automated system to be capable of manufacturing at our anticipated volume. Such development is expected to be completed in the first half of 2007. However, there is no guarantee that it will be completed in a timely manner or, upon completion, the system will be able to function at the capacity we require. Upon completion, the automated system will be located at the third party’s facility which requires us to be dependent on the third party for its day-to-day control and protection of the system.
In addition, it is likely that we will need to expand our manufacturing capacity within the next two years. We expect that any expansion would be achieved through modified space utilization in our current leased facilities, improved efficiencies, automation and acquisition of additional tooling and equipment. We may not have, or be able to obtain, the required funds to expand our manufacturing capacity if necessary.
We are dependent on our collaborations, and events involving these collaborations or any future collaborations could delay or prevent us from developing or commercializing products.
The success of our current business strategy and our near- and long-term viability will depend on our ability to execute successfully on existing strategic collaborations and to establish new strategic collaborations. Collaborations allow us to leverage our resources and technologies and to access markets that are compatible with our own core areas of expertise. To penetrate our target markets, we may need to enter into additional collaborative agreements to assist in the development and commercialization of future products. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position and our internal capabilities. Our discussions with potential collaborators may not lead to the establishment of new collaborations on favorable terms.

We have collaborations with Medtronic, Inc. and certain of its affiliates, or Medtronic, The Cleveland Clinic Foundation and GE. In each collaboration, we combine our technology or core capabilities with that of the third party to either permit greater penetration into markets, as in the case of Medtronic and GE, or enhance the functionality of our current and planned products, as in the case of The Cleveland Clinic Foundation.
We have limited control over the amount and timing of resources that our current collaborators or any future collaborators devote to our collaborations or potential products. These collaborators may breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully and in a timely manner. Further, our collaborators may not develop or commercialize products that arise out of our collaborative arrangements or devote sufficient resources to the development, manufacture, marketing or sale of these products. Moreover, in the event of termination of a collaboration agreement, termination negotiations may result in less favorable terms.
If we experience difficulties with our IVUS and three-dimensional image development efforts with MediGuide, the commercialization of this product enhancement would be adversely affected.
We are working with MediGuide to develop functionality that synchronizes IVUS and three-dimensional images to be included as part of our IVUS consoles. We presently do not have a definitive agreement with MediGuide regarding the on-going development efforts to expand our three-dimensional image capabilities of our IVUS system. Even if the development of expanded three-dimensional image capabilities is completed, we may not be able to reach a definitive agreement with MediGuide, which may hinder or prevent us from commercializing this expanded capability and functionality on our IVUS IVG consoles or on our s5 family of consoles, as presently anticipated. Additionally, we may disagree with MediGuide over production and development schedules, payment obligations and requirements to provide other deliverables. In the event we cannot reach a definitive agreement, certain rights to these developments, including intellectual property rights, may be unclear, and we may have future conflicts with MediGuide over the rights of each company. Such conflicts may result in the loss of certain intellectual property rights or the failure to gain necessary intellectual property rights to the expanded three-dimensional imaging technology and would negatively affect our business if we have to divert valuable resources to reach a resolution. In addition, if we are unable to complete development, full functionality is not achieved or the product does not provide the anticipated benefit, the sale of our IVUS consoles may be adversely impacted.
If we experience difficulties with our IVUS and angiographic image co-registration development efforts, the commercialization of this IVUS product enhancement would be adversely affected.
We have entered into a software development and license agreement with Paieon to develop functionality that synchronizes IVUS and angiographic images to be included as part of our IVUS consoles. Paieon and we may be unable to complete, or may experience delays in the development of IVUS and angiographic image co-registration functionality to allow commercialization of our IVUS consoles with this feature. If Paieon and we experience delays, are unable to complete development, full functionality is not achieved or the product does not provide the anticipated benefit, we may not recoup the investment, and the sale of our IVUS consoles may be adversely impacted.
Even if development of the co-registration functionality is completed with Paieon, our customers will not be able to use Paieon’s CardiOp-B product until they receive a software key from Paieon. Our relationships with customers could be adversely impacted if Paieon fails to timely deliver this software key. The software development and license agreement with Paieon has a six-year term. At the end of such term, we will no longer be able to license the CardiOp-B product to our customers unless we can extend the existing agreement or enter into a new agreement with Paieon.

Delays in planned product introductions may adversely affect our business and negatively impact future revenues.
We are currently developing new products and product enhancements with respect to our IVUS and FM products. We may experience delays in any phase of product development and commercial launch, including during research and development, manufacturing, limited release testing, marketing and customer education efforts. Any delays in our product launches may significantly impede our ability to successfully compete in the IVUS and FM markets and may reduce our revenues.
We launched the rotational catheter product for our IVUS IVG in the United States and Europe in the third quarter of 2006. We are developing a rotational catheter product for each of our s5 consoles. We expect to launch the rotational catheter product for our s5 consoles in the United States and Europe in the first half of 2007 and for our IVUS IVG and s5 consoles in Japan in the second half of 2007. To reach this goal, we must complete various stages of development, and it may be necessary to delay expected product launches to allow us to finalize product development. We have also been working to improve the design and functionality of our FM ComboMap product. Additional development steps, including manufacturing and product testing, will be necessary before these products can be launched. Any development delays resulting in a delayed launch may have a negative effect on our business, including lost or delayed revenue and decreased market acceptance.
We and our present and future collaborators may fail to develop or effectively commercialize products covered by our present and future collaborations if:

•	we do not achieve our objectives under our collaboration agreements;

•	we or our collaborators are unable to obtain patent protection for the products or proprietary technologies we develop in our collaborations;

•	we are unable to manage multiple simultaneous product discovery and development collaborations;

•	our collaborators become competitors of ours or enter into agreements with our competitors;

•	we or our collaborators encounter regulatory hurdles that prevent commercialization of our products; and

•	we develop products and processes or enter into additional collaborations that conflict with the business objectives of our other collaborators.
In addition, conflicts may arise with our collaborators, such as conflicts concerning the interpretation of clinical data, the achievement of milestones, the interpretation of financial provisions or the ownership of intellectual property developed during the collaboration. If any conflicts arise with our existing or future collaborators, they may act in their self-interest, which may be adverse to our best interest.
If we or our collaborators are unable to develop or commercialize products, or if conflicts arise with our collaborators, we will be delayed or prevented from developing and commercializing products which will harm our business and financial results.
To market and sell our products, we depend on third-party distributors, and they may not be successful.
We currently depend on third-party distributors to sell our products. If these distributors are not successful in selling our products, we may be unable to increase or maintain our level of revenue. Over the long term, we intend to grow our business internationally, and to do so we will need to attract additional distributors to expand the territories in which we do not directly sell our products. Our distributors may not commit the necessary resources to market and sell our products. If current or future distributors do not perform adequately or if we are unable to locate distributors in particular geographic areas, we may not realize revenue growth internationally.

A significant portion of our annual revenue is derived from sales to our Japanese distributors, Fukuda Denshi and Goodman. In 2005, we generated revenues of $31.7 million from sales to Fukuda Denshi and revenues of $1.5 million from sales to Goodman. Additionally, Fukuda Denshi has sub-distribution agreements with other parties who act as sub-distributors of our products. While these multi-level agreements allow us to access specific customers and markets, they create complex distribution arrangements and increase our reliance on our Japanese distributors. We entered into an agreement with Fukuda Denshi in March 2006 that extended our commercial relationship though June 2012. This agreement became effective upon the transfer of the related regulatory approvals held by Fukuda Denshi, which took place on June 1, 2006. A significant change in our relationship with our distributors or in the relationships between our distributors may have a negative impact on our ability to sustain and grow our business in Japan.
In certain other international markets, we also use distributors. Other than Japan, no one market in which we use distributors represents a significant portion of our revenues but, in the aggregate, problems with these distribution arrangements could negatively effect our international sales strategy, negatively impact our revenues and the market price of our stock. In addition, in the event that we experience any difficulties under our March 2006 agreement with GE for our s5i and s5i GE Innova IVUS, or in coordinating our efforts with GE, our full commercial launch and revenue from the sale of our s5i and s5i GE Innova IVUS products will be adversely affected.
The risks inherent in our international operations may adversely impact our revenues, results of operations and financial condition.
We derive, and anticipate we will continue to derive, a significant portion of our revenues from operations in Japan and Europe. As we expand internationally, we will need to hire, train and retain qualified personnel for our direct sales efforts and retain distributors and train their personnel in countries where language, cultural or regulatory impediments may exist. We cannot ensure that distributors, physicians, regulators or other government agencies will accept our products, services and business practices. In addition, we purchase some components on the international market. The sale and shipment of our products and services across international borders, as well as the purchase of components from international sources, subject us to extensive U.S. and foreign governmental trade regulations. Compliance with such regulations is costly. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments and restrictions on certain business activities. Failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping and sales activities. Our international sales operations expose us and our representatives, agents and distributors to risks inherent in operating in foreign jurisdictions, including:

•	our ability to obtain, and the costs associated with obtaining, U.S. export licenses and other required export or import licenses or approvals;

•	operating under government-run healthcare systems and changes in third-party reimbursement policies;

•	changes in duties and tariffs, taxes, trade restrictions, license obligations and other non-tariff barriers to trade;

•	burdens of complying with a wide variety of foreign laws and regulations related to healthcare products;

•	costs of localizing product and service offerings for foreign markets;

•	business practices favoring local companies;

•	longer payment cycles and difficulties collecting receivables through foreign legal systems;

•	difficulties in enforcing or defending agreements and intellectual property rights; and

•	changes in foreign political or economic conditions.
We cannot ensure that one or more of these factors will not harm our business. Any material decrease in our international revenues or inability to expand our international operations would adversely impact our revenues, results of operations and financial condition.
Our manufacturing operations are dependent upon sole source suppliers, which makes us vulnerable to supply problems, price fluctuations and manufacturing delays.
We rely on AMI Semiconductors, Inc., or AMIS, for the supply of application specific integrated circuits, or ASICs, and for the supply of wafers used in the manufacture of our IVUS IVG consoles and our catheters. These ASICs and wafers are critical to these products, and there are relatively few alternative sources of supply. We do not carry a significant inventory of either component. If we had to change suppliers, we expect that it would take at least a year, and possibly 18 months or longer, to identify an appropriate replacement supplier, complete design work and undertake the necessary inspections before the ASICs or wafers would be available. We rely on International Micro Industries, Inc., or IMI, to undertake additional processing of certain of the ASICs that are produced by AMIS for use in the manufacture of our catheters. We do not carry a significant inventory of the circuits that are finished by IMI. We expect that in the event it is necessary to replace IMI, it would take at least three months, and possibly six months or longer, to identify an appropriate replacement supplier that is able to undertake the additional processing on the ASICs. We are not parties to supply agreements with either AMIS or IMI but instead use purchase orders as needed.
We also rely on Dynamics Research Corp. and Quick Logic for the supply of flex circuits and programmable integrated circuits, respectively, which are components used in the manufacture of our IVUS IVG consoles and our catheters. We do not carry significant inventory of either of these components and we do not have supply agreements with either party. We expect that in the event it is necessary to change suppliers with respect to either of these components it will take at least three months, and possibly six months or longer, to identify an appropriate replacement supplier, complete design work and undertake the necessary inspections so that production can be commenced by the new supplier.
We also rely on Silicon Microstructures, Inc., or SMI, for the supply of pressure sensors used in the manufacture of our FM wires. We do not carry significant inventory of these components and do not have a supply agreement with SMI. We expect that in the event it is necessary to change suppliers, it would take at least a year, and possibly 18 months or longer, to identify an appropriate replacement supplier, complete design work and undertake the necessary inspections before the pressure sensors would be available.
Our reliance on these sole source suppliers subjects us to a number of risks that could impact our ability to manufacture our products and harm our business, including:

•	inability to obtain adequate supply in a timely manner or on commercially reasonable terms;

•	interruption of supply resulting from modifications to, or discontinuation of, a supplier’s operations;

•	delays in product shipments resulting from uncorrected defects, reliability issues or a supplier’s variation in a component;

•	uncorrected quality and reliability defects that impact performance, efficacy and safety of products from replacement suppliers;

•	price fluctuations due to a lack of long-term supply arrangements for key components with our suppliers;

•	difficulty identifying and qualifying alternative suppliers for components in a timely manner;

•	production delays related to the evaluation and testing of products from alternative suppliers and corresponding regulatory qualifications; and

•	delays in delivery by our suppliers due to changes in demand from us or their other customers.
Any significant delay or interruption in the supply of components or materials, or our inability to obtain substitute components or materials from alternate sources at acceptable prices and in a timely manner, could impair our ability to meet the demand of our customers and harm our business. Identifying and qualifying additional or replacement suppliers for any of the components or materials used in our products may not be accomplished quickly or at all and could involve significant additional costs. Any supply interruption from our suppliers or failure to obtain additional suppliers for any of the components or materials used to manufacture our products would limit our ability to manufacture our products and could therefore have a material adverse effect on our business, financial condition and results of operations.
If we are unable to recruit, hire and retain skilled and experienced personnel, our ability to effectively manage and expand our business will be harmed.
Our success largely depends on the skills, experience and efforts of our officers and other key employees who may terminate their employment at any time. The loss of any of our senior management team, in particular our President and Chief Executive Officer, R. Scott Huennekens, could harm our business. We have entered into employment contracts with R. Scott Huennekens and our Chief Financial Officer, John T. Dahldorf, but these agreements do not guarantee that they will remain employed by us in the future. The announcement of the loss of one of our key employees could negatively affect our stock price. Our ability to retain our skilled workforce and our success in attracting and hiring new skilled employees will be a critical factor in determining whether we will be successful in the future. We face challenges in hiring, training, managing and retaining employees in certain areas including clinical, technical, sales and marketing. This could delay new product development and commercialization, and hinder our marketing and sales efforts, which would adversely impact our competitiveness and financial results.
If we fail to properly manage our anticipated growth, our business could suffer.
Rapid growth of our business is likely to place a significant strain on our managerial, operational and financial resources and systems. To execute our anticipated growth successfully, we must attract and retain qualified personnel and manage and train them effectively. In addition, we anticipate hiring additional personnel to assist in the commercialization of our current products and in the development of future products. We will be dependent on our personnel and third parties to effectively market and sell our products to an increasing number of customers. We will also depend on our personnel to develop and manufacture new products and product enhancements. Further, our anticipated growth will place additional strain on our suppliers resulting in increased need for us to carefully monitor for quality assurance. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our development and commercialization goals.
Fluctuations in foreign currency exchange rates could result in declines in our reported revenues and earnings.
Some of our distribution agreements have provisions that provide for payments to us in a foreign currency. Our reported revenues and earnings are subject to fluctuations in currency exchange rates. We do not engage in foreign currency hedging arrangements, and, consequently, foreign currency fluctuations may adversely affect our revenues and earnings.

If we choose to acquire new businesses, products or technologies, we may experience difficulty in the identification or integration of any such acquisition, and our business may suffer.
Our success depends on our ability to continually enhance and broaden our product offerings in response to changing customer demands, competitive pressures and technologies. Accordingly, we may in the future pursue the acquisition of complementary businesses, products or technologies instead of developing them ourselves. We have no current commitments with respect to any acquisition or investment. We do not know if we will be able to identify or complete any acquisitions, or whether we will be able to successfully integrate any acquired business, product or technology or retain key employees. Integrating any business, product or technology we acquire could be expensive and time consuming, disrupt our ongoing business and distract our management. If we are unable to integrate any acquired businesses, products or technologies effectively, our business will suffer. In addition, any amortization or charges resulting from acquisitions could harm our operating results.
Our FM products have one competitor who, if more successful at commercializing its product, may cause us to lose market share which would adversely impact our business.
Our FM products compete with the products of Radi Medical Systems AB, a privately-held company based in Sweden. As Radi is a privately-held company without any public reporting obligations, the actual size of the FM market is difficult to ascertain. If we are unable to effectively demonstrate that our products offer greater applicability and enhanced functionality or other benefits compared to products of Radi or future competitors, we could fail to expand or penetrate the existing FM market. Since certain of our current and anticipated products are specifically developed for the FM market, our failure to achieve greater market penetration and market expansion would harm our financial condition and results of operations.
If we become profitable, we cannot assure you that our net operating losses will be available to reduce our tax liability.
Our ability to use our net operating losses may be limited or reduced. Generally, a change of more than 50 percentage points in the ownership of our shares, by value, over the three-year period ending on the date the shares were acquired constitutes an ownership change and may limit our ability to use net operating loss carryforwards. Furthermore, the number of shares of our common stock issued in this offering may be sufficient, taking into account prior or future changes in our ownership over a three-year period, to cause us to undergo an ownership change. As a result, our ability to use our existing net operating losses to offset U.S. taxable income may also become subject to substantial limitations. Further, the amount of our net operating losses could be reduced if any tax deductions taken by us are limited or disallowed by the Internal Revenue Service. All of these limitations could potentially result in increased future tax liability for us.
We may require significant additional capital to pursue our growth strategy, and our failure to raise capital when needed could prevent us from executing our growth strategy.
We believe that our existing cash and cash equivalents together with the net proceeds from our initial public offering, this offering, and, if required, the availability of borrowings under our revolving credit facility, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need to obtain additional financing to pursue our business strategy, to respond to new competitive pressures or to act on opportunities to acquire or invest in complementary businesses, products or technologies. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

•	market acceptance of our products;

•	the revenues generated by our products;

•	the need to adapt to changing technologies and technical requirements, and the costs related thereto;

•	the costs associated with expanding our manufacturing, marketing, sales and distribution efforts; and

•	the existence and timing of opportunities for expansion, including acquisitions and strategic transactions.
If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or to obtain debt financing. The sale of additional equity or debt securities, or the use of our stock in an acquisition or strategic transaction, would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. Our significant losses to date may prevent us from obtaining additional funds on favorable terms, if at all. We have not made arrangements to obtain additional financing, and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to us, if at all.
Our debt agreements contain terms that place restrictions on the operation of our business, and our failure to comply with these terms could put us in default, which would harm our business and operations.
Our debt agreements contain a number of covenants. These covenants limit our ability to, among other things:

•	incur additional debt and liens;

•	pay dividends; and

•	sell or dispose of any of our assets outside the normal course of business.
We are also subject to covenants requiring us to meet certain defined profitability goals and to maintain a certain minimum quick ratio. We exceeded the maximum net loss covenant in our revolving credit facility for the quarter ended December 31, 2004, the quarter ended March 31, 2005 and the quarter ended December 31, 2005 and the bank waived the requirement that we comply with this covenant for the quarter ended December 31, 2004, the quarter ended March 31, 2005 and the quarter ended December 31, 2005. We cannot assure you that the bank will waive any requirements under this revolving credit facility in the future. Failure to meet any of these covenants could result in an event of default under our outstanding debt agreements. In the event of a default, our lenders may take one or more of the following actions:

•	increase our borrowing costs;

•	further restrict our ability to obtain additional borrowings;

•	accelerate payment on all amounts outstanding; and

•	enforce their interests against collateral pledged.
If any lender accelerates our debt payments, our assets may not be sufficient to fully pay down our debt.
In addition, as we cannot declare dividends or incur additional debt without the written approval from our lenders, our ability to raise additional capital could be severely restricted. Our ability to receive the necessary approvals is largely dependent upon our relationship with our lenders and our performance, and no assurances can be given that we will be able to obtain the necessary approvals in the future. Our inability to raise additional capital could lead to working capital deficits that could have a material adverse effect on our operations.

The expense and potential unavailability of insurance coverage for our company, customers or products may have an adverse effect on our financial position and results of operations.
While we currently have insurance for our business, property, directors and officers, and products, insurance is increasingly costly and the scope of coverage is narrower, and we may be required to assume more risk in the future. If we are subject to claims or suffer a loss or damage in excess of our insurance coverage, we will be required to cover the amounts in excess of our insurance limits. If we are subject to claims or suffer a loss or damage that is outside of our insurance coverage, we may incur significant costs associated with loss or damage that could have an adverse effect on our financial position and results of operations. Furthermore, any claims made on our insurance policies may impact our ability to obtain or maintain insurance coverage at reasonable costs or at all. We do not have the financial resources to self-insure, and it is unlikely that we will have these financial resources in the foreseeable future.
We have product liability insurance that covers our products and business operation, but we may need to increase and expand this coverage commensurate with our expanding business. Any product liability claims brought against us, with or without merit, could result in:

•	substantial costs of related litigation or regulatory action;

•	substantial monetary penalties or awards;

•	decreased demand for our products;

•	reduced revenue or market penetration;

•	injury to our reputation;

•	withdrawal of clinical study participants;

•	an inability to establish new strategic relationships;

•	increased product liability insurance rates; and

•	prevention of securing continuing coverage.
Some of our customers and prospective customers may have difficulty in procuring or maintaining liability insurance to cover their operation and use of our products. Medical malpractice carriers are withdrawing coverage in certain regions or substantially increasing premiums. If this trend continues or worsens, our customers may discontinue using our products and potential customers may opt against purchasing our products due to the cost or inability to procure insurance coverage.

Risks Related to Government Regulation
If we fail to obtain, or experience significant delays in obtaining, regulatory clearances or approvals for our products or product enhancements, our ability to commercially distribute and market our products could suffer.
Our products are subject to rigorous regulation by the FDA and numerous other Federal, state and foreign governmental authorities. Our failure to comply with such regulations could lead to the imposition of injunctions, suspensions or loss of regulatory clearances or approvals, product recalls, termination of distribution, product seizures or civil penalties. In the most egregious cases, criminal sanctions or closure of our manufacturing facilities are possible. The process of obtaining regulatory authorizations to market a medical device, particularly from the FDA, can be costly and time consuming, and there can be no assurance that such authorizations will be granted on a timely basis, if at all. In particular, the FDA permits commercial distribution of a new medical device only after the device has received 510(k) clearance or is the subject of an approved pre-market approval, or PMA, application. The FDA will clear marketing of a medical device through the 510(k) process if it is demonstrated that the new product is substantially equivalent to other 510(k)-cleared products. The PMA approval process is more costly, lengthy and uncertain than the 510(k) clearance process. Introduction to the market of products we develop that require regulatory clearance or approval may be delayed. In addition, because we cannot assure you that any new products or any product enhancements we develop will be subject to the shorter 510(k) clearance process, the regulatory approval process for our products or product enhancements may take significantly longer than anticipated. There is no assurance that the FDA will not require that a new product or product enhancement go through the lengthy and expensive PMA approval process. To date, all of our products have been cleared through the 510(k) process. We have no experience in obtaining PMA approvals.
In the 25 member states of the European Union, or E.U., there is a consolidated system for the authorization of medical devices. The system of regulating medical devices operates by way of a certification for each medical device. Each certificated device is marked with a CE mark which shows that the device has a Certificat de Conformité. There are national bodies, known as Competent Authorities, in each member state that oversee the implementation of the E.U. Medical Device Directive within their jurisdiction.
The means for achieving the requirements for a CE mark vary according to the nature of the device. Under the requirements of E.U. member states, our products are required to be assessed by a Notified Body. If a Notified Body of one member state has issued a Certificat de Conformité, the device can be sold throughout the European Union without further conformance tests being required in other member states. Our products, including their design and manufacture, have been certified by the British Standards Institute, or BSI, in the United Kingdom as being compliant with the requirements of E.U. law. Consequently, we are entitled to affix a CE mark to our products and their packaging and this gives us the right to sell them in Europe.
Foreign governmental authorities that regulate the manufacture and sale of medical devices have become increasingly stringent, and to the extent we continue to market and sell our products in foreign countries, we will be subject to rigorous regulation in the future. In such circumstances, we would rely significantly on our distributors to comply with the varying regulations, and any failures on their part could result in restrictions on the sale of our products in foreign countries.
We are currently conducting clinical studies of some of our products under an investigational device exemption. Clinical studies must be conducted in compliance with regulations of the FDA and those of regulatory agencies in other countries in which we conduct clinical studies. The data collected from these clinical studies will ultimately be used to support market clearance for these products. There is no assurance that U.S. or foreign regulatory bodies will accept the data from these clinical studies or that they will ultimately allow market clearance or approval for these products. Regulatory delays or failures to obtain clearances and approvals could disrupt our business, harm our reputation and adversely affect our sales.

Modifications to our products may require new regulatory clearances or approvals or may require us to recall or cease marketing our products until clearances are obtained.
Modifications to our products may require new 510(k) clearances or PMA approvals or require us to recall or cease marketing the modified devices until these clearances or approvals are obtained. The FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance. A manufacturer may determine that a modification could not significantly affect safety or efficacy and does not represent a major change in its intended use, so that no new 510(k) is necessary. However, the FDA can review a manufacturer’s decision and may disagree. The FDA may also on its own initiative determine that a new clearance or approval is required. We have made modifications to our products in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA disagrees and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing our products as modified, which could require us to redesign our products and harm our operating results. In these circumstances, we may be subject to significant enforcement actions.
If a manufacturer determines that a modification to an FDA-cleared device could significantly affect its safety or efficacy, or would constitute a major change in its intended use, then the manufacturer must file for a new 510(k) clearance or possibly a PMA approval. Where we determine that modifications to our products require a new 510(k) clearance or PMA approval, we may not be able to obtain those additional clearances or approvals for the modifications or additional indications in a timely manner, or at all. For those products sold in the European Union, we must notify BSI, our E.U. Notified Body, if significant changes are made to the products or if there are substantial changes to our quality assurance systems affecting those products. Delays in obtaining required future clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth.
If we fail to adequately manage our regulatory responsibilities following the transfer to us of the Japanese regulatory approvals previously held by Fukuda Denshi, our ability to sell our IVUS products in Japan would be impaired.
We currently market our IVUS products in Japan under a regulatory approval known as a shonin. Shonins for medical devices are issued by Japan’s Ministry of Health, Labour and Welfare to a Marketing Authorization Holder, or MAH, who thereafter holds the shonins for, or possesses regulatory approval permitting the import of, such devices into Japan. The shonins for our IVUS products were previously held by Fukuda Denshi, the MAH for our IVUS products, who acted as our importer and one of our Japanese distributors and has been responsible for our regulatory compliance in Japan. Until June 1, 2006, we did not have the authority to import or sell our IVUS products directly in Japan, and we were dependent on Fukuda Denshi to do so.
Fukuda Denshi transferred the shonins for our IVUS products to us on June 1, 2006. Due to the transfer of the shonins, responsibility for Japanese regulatory filings and future compliance resides with us. There is a risk that the transfer of the shonins and regulatory responsibility will lead to disruption or lack of coordination in our ongoing compliance activities in Japan. As the holder of the shonins, we have the authority to import and sell our IVUS products but are subject to greater scrutiny. As such, we have to dedicate greater internal resources to direct regulatory compliance in Japan. We cannot guarantee that we will be able to adequately meet the increased regulatory responsibilities. Non-compliance with Japanese regulations may result in action to prohibit further importation and sale of our products in Japan, a significant market for our products. As holder of the shonins, we are required to import our products directly through our Japanese subsidiary and sell to our distributors from our subsidiary. At present, we do not have the capabilities to support direct importation and sales of products to our distributors. As a result, we have retained a third party to provide this support. We have limited operating history with this third party and cannot guarantee that it or any other party will adequately support importation and sales of products to our distributors. If we cannot establish the infrastructure to import our products or if support is not adequately provided by a third party, our ability to import and sell our products in Japan would be impaired. If we are unable to sell our IVUS products in Japan, we will lose a significant part of our annual revenues, and our business will be substantially impacted.
Changes in the Japanese regulatory requirements for medical devices could impact our ability to market our products in Japan and subject us to fines, penalties or other sanctions.
In April 2005, Japan changed the law regarding medical device approvals to require that shonins include additional information beyond what had been required in the past, including information about manufacturing processes, shipping and other raw materials used. Companies are not required by the revised law to withdraw their existing shonins, and the revised law states that shonins approved under the prior law will still be considered valid. However, importers marketing products in Japan must update their shonins on a five-year cycle, and the updates are expected to include the additional information required by the revised law.
These new regulations increase the regulatory and quality assurance requirements for both our manufacturing facilities and our efforts in obtaining and maintaining regulatory approvals in Japan. While parts of the new regulations are still being defined, we expect that the new regulations may result in higher costs and delays in securing approval to market our products in Japan.
We expect to file new shonin applications for our IVUS catheters and our IVUS IVG consoles in the fourth quarter of 2006, although we are not required under the Japanese regulatory laws to do so until 2010 and we may decide to file such new shonin applications at a time later than the fourth quarter of 2006, if that is deemed advantageous. This new filing will comply with the new law which encompasses design, manufacturing, shipping and quality processes. In connection with the new law, the Japanese government has prepared new guidance documents, including one document that addresses raw materials, that, along with the new law, greatly expand the required content of the product approval application from the prior law. With the existing shonins, we relied on Fukuda Denshi’s regulatory expertise that the product approval applications appropriately reflected our devices and therefore were in compliance with the law at the time as well as its assessment regarding continuing compliance with the law over the years. We are now the MAH for our IVUS products and have full responsibility for their continued legal compliance in Japan.
We cannot guarantee that the Japanese regulatory authorities will not take a different view of compliance with the existing shonins and conclude that because the new laws require inclusion of new information, we must cease marketing or even recall our IVUS catheters until we have updated, and received approval of, our shonin to include the additional information required by the new law. Alternatively, the Japanese regulatory authorities could disagree with our distributor’s past conclusions and determine that we should have disclosed this information in the earlier shonins that were filed under prior law, and they could require us to cease marketing, recall the product or impose other regulatory penalties. In the event that the Japanese regulatory authorities come to such a conclusion and take corrective action, our business will suffer from lost revenue, lost reputation and lost market share.
If we or our suppliers fail to comply with the FDA’s Quality System Regulation or ISO Quality Management Systems, manufacturing of our products could be negatively impacted and sales of our products could suffer.
Our manufacturing processes and those of our suppliers are required to comply with the FDA’s Quality System Regulation, or QSR, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of our products. We are also subject to similar state and foreign requirements and licenses, known as ISO Quality Management Systems, or QMS. In addition, we must engage in extensive recordkeeping and reporting and must make available our manufacturing facilities and records for periodic inspections by governmental agencies, including the FDA, state authorities and comparable foreign agencies. If we fail to comply with the QSR or QMS, our operations could be disrupted and our manufacturing interrupted.

Failure to take adequate corrective action in response to an adverse Quality System inspection could result in, among other things, a shut-down of our manufacturing operations, significant fines, suspension of marketing clearances and approvals, seizures or recalls of our devices, operating restrictions and criminal prosecutions, any of which would cause our business to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays for our products and cause our revenue to decline.
We were inspected by the FDA in 2004, and two observations were noted, namely that the FDA’s analysis of field service reports indicated that our procedures were inadequate in identifying existing and potential causes of nonconforming products and other quality problems, and that our service procedures were not completed and implemented. We addressed these two observations by updating several procedures to include field service reports as another source of quality data to identify existing and potential causes of nonconforming products, and we also completed the formal execution of service procedures. The FDA acknowledged receipt of our response detailing how we addressed these two observations, and we have received no additional follow-up or any further inspections.
More recently, we were inspected by the FDA in April 2006, and three observations were noted. These included incomplete documentation of the justification for segregating two lots of nonconforming product in 2004, incomplete procedures and records for equipment cleaning and maintenance, and incomplete verification of corrective and preventive actions taken in certain instances. We have responded to these observations, and believe that we have adequately completed all necessary evaluation of, and implementation of adjustments to, the affected processes. The FDA has acknowledged our response to the audit and has indicated that the corrective actions should adequately address the inspectional observations.
Inspections by the E.U. Notified Body are conducted biannually and the E.U. Notified Body also has the right to make unannounced visits to our manufacturing facility. Our most recent inspection by the E.U. Notified Body in December 2005 resulted in no major non-conformities and eight minor non-conformities in the areas of servicing, corrective action, contract review, internal audits, record retention and design input. Since there were no major non-conformities, the E.U. Notified Body granted us ISO 13485:2003 certification, which enables us to design, develop, manufacture, and distribute ultrasonic imaging catheters, ultrasonic imaging electronic systems, percutaneous transluminal coronary angioplasty catheters, intravascular pressure and flow measuring guide wires and electronic systems, guide wires and patient cables. We have not had a surveillance audit since December 2005.
We believe that we have taken sufficient corrective actions to address the observations and non-conformities noted by the FDA and the E.U. Notified Body, but there can be no assurance that our actions will satisfy the FDA and the E.U. Notified Body. The FDA and the E.U. Notified Body may impose additional inspections or audits at any time and may conclude that our quality system is improperly validated or not otherwise in compliance with applicable regulations. Such findings potentially could disrupt our business, harm our reputation and adversely affect our sales.
Our products may in the future be subject to product recalls that could harm our reputation, business and financial results.
The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious adverse health consequences or death. In addition, foreign governmental bodies have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources, and have an adverse effect on our financial condition and results of operations. A recall announcement would harm our reputation with customers, affect revenues and negatively affect our stock price.
If our products, or malfunction of our products, cause or contribute to death or serious injury, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.
Under the FDA medical device reporting regulations, medical device manufacturers are required to report to the FDA information that a device has or may have caused or contributed to a death or serious injury or has or may have a malfunction that would likely cause or contribute to death or serious injury if the malfunction were to reoccur. All manufacturers placing medical devices in the market in the European Union are legally bound to report any serious or potentially serious incidents involving devices they produce or sell to the Competent Authority in whose jurisdiction the incident occurred. Were this to happen to us, the relevant Competent Authority would file an initial report, and there would then be a further inspection or assessment if there are particular issues. This would be carried out either by the Competent Authority or it could require that the BSI, as the Notified Body, carry out the inspection or assessment.
Malfunction of our products, such as the separation of catheter tips during procedures, could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection or enforcement action. Such malfunctions have been reported to us on 19 occasions since July 2003. No injury to patients resulted from any of these incidents, but we can make no assurance that any future incident would not result in harm to patients. Upon learning of the malfunctions, we have taken all actions required by law and notified the appropriate regulatory authorities, including the FDA. We investigated each of the incidents, and found no evidence that the catheters were manufactured incorrectly. Product mishandling may contribute to or cause a separation or other product malfunction. Our product labeling includes a warning statement to avoid pulling the catheter if resistance is felt, but we can make no assurance that our products will be handled properly. While we do not believe there was any deficiency in any product, we cannot guarantee that malfunctions will not occur in the future. If they do occur, we may elect to take voluntary corrective action, and we may be subject to involuntary corrective action such as notification, fines, seizures or recalls. If someone is harmed by a malfunction or by product mishandling, we may be subject to product liability claims. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.
Failure to obtain regulatory approval in additional foreign jurisdictions will prevent us from expanding the commercialization of our products abroad.
We intend to market our products in a number of international markets. Although certain of our IVUS products have been approved for commercialization in Japan and in the European Union, in order to market our products in other foreign jurisdictions, we have had to, and will need to in the future, obtain separate regulatory approvals. The approval procedure varies among jurisdictions and can involve substantial additional testing. Approval by the FDA does not ensure approval by regulatory authorities in other jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign jurisdictions or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval in addition to other risks. In addition, the time required to obtain foreign approval may differ from that required to obtain FDA approval, and we may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any foreign market other than in the European Union and Japan.

We depend on one distributor to hold the shonins related to our FM products imported into Japan and for ongoing regulatory compliance, and difficulties involving this relationship will impair our ability to sell our FM products in Japan.
Goodman currently distributes our FM products in Japan and is responsible for Japanese regulatory compliance in relation to these products, including obtaining and maintaining the applicable shonins and ensuring ongoing compliance with Japanese laws and regulations relating to importation and sale. We have neither the capability nor the authority to import or sell our FM products in Japan and are dependent on Goodman to do so. Sales of our FM products in Japan accounted for 15.6% of our FM product revenues and 3.0% of our total revenues in 2004, 11.9% of our FM product revenues and 1.6% of our total revenues in fiscal 2005, and 11.7% of our FM product revenues and 1.3% of our total revenues for the nine months ended September 30, 2006. Our distribution relationship with Goodman is based on an agreement executed in 1994. By its terms, this agreement expired in 1999 unless extended by mutual written agreement. No formal amendment to the agreement has extended its terms. However, Goodman and we have continued to operate in accordance with its terms, including the adoption of new pricing exhibits, placement and fulfillment of orders, and payment of invoices, since we acquired certain FM assets in 2003. If Goodman fails to maintain regulatory compliance related to our FM products, we will be unable to sell our FM products in Japan. Furthermore, if Goodman successfully argues that it is under no obligation to distribute our FM products and ceases to distribute our FM products, we will no longer be able to sell our FM products in Japan.
We may be subject to Federal, state and foreign healthcare fraud and abuse laws and regulations and other regulatory reforms, and a finding of failure to comply with such laws, regulations and reforms could have a material adverse effect on our business.
Our operations may be directly or indirectly affected by various broad Federal and state healthcare fraud and abuse laws. These include the Federal anti-kickback statute, which prohibits any person from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, in return for or to induce the referring, ordering, leasing, purchasing or arranging for or recommending the ordering, purchasing or leasing of an item or service, for which payment may be made under Federal healthcare programs, such as the Medicare and Medicaid programs. The Federal anti-kickback statute is very broad in scope, and many of its provisions have not been uniformly or definitively interpreted by existing case law or regulations. In addition, many states have adopted laws similar to the Federal anti-kickback statute, and some of these laws are broader than that statute in that their prohibitions are not limited to items or services paid for by a Federal healthcare program but, instead, apply regardless of the source of payment.
Our financial relationships with healthcare providers and others who provide products or services to Federal healthcare program beneficiaries or are in a position directly or indirectly to recommend or arrange for use of our products are potentially governed by the Federal anti-kickback statute and similar state laws. If our past or present operations, including our consulting arrangements with physicians who use our products, are found to be in violation of these laws, we or our officers may be subject to civil or criminal penalties, including large monetary penalties, damages, fines, imprisonment and exclusion from Medicare and Medicaid program participation. In connection with their services, some physicians serve as consultants and have in the past been awarded options to purchase our common stock. In the aggregate, these securities represent options to purchase 118,179 shares of our common stock as of September 30, 2006. Additionally, some are paid consulting fees or reimbursed for expenses. If enforcement action were to occur, our business and financial condition would be harmed.
In addition, Federal and state authorities and private whistleblower plaintiffs recently have brought actions against manufacturers alleging that the manufacturers’ activities constituted aiding and abetting healthcare providers in the submission of false claims, or alleging that the manufacturers themselves made false or misleading statements to the Federal government. Such investigations or litigation could be time-consuming and costly to us and could divert management’s attention from operating our business, which could have a material adverse effect on our business. In addition, if our activities were found to violate Federal or state false claims provisions, it could have a material adverse effect on our business and results of operations.
We could also be subject to investigation and enforcement activity under Title II of the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created a new Federal healthcare fraud statute that prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and could result in fines, imprisonment or exclusion from government-sponsored programs.
In the United States, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact our ability to sell our products profitably. Federal and state lawmakers regularly propose and, at times, enact new legislation establishing significant changes in the healthcare system. We cannot predict whether new Federal legislation will be enacted in the future or the full impact that any such new legislation will have on our business. The potential for adoption of healthcare reform proposals on a state-by-state basis could require us to develop state-specific marketing and sales approaches. In addition, we may experience pricing pressures in connection with the sale of our products due to additional legislative proposals or healthcare reform initiatives. Our results of operations and our business could be adversely affected by future healthcare reforms.
In the European Union, legislation on inducements offered to physicians and other healthcare workers or hospitals differ from country to country. Breach of the laws relating to such inducements may expose us to the imposition of criminal sanctions. It may also harm our reputation, which could in turn affect sales.
If our customers are unable to obtain coverage of or sufficient reimbursement for procedures performed with our products, it is unlikely that our products will be widely used.
Successful sales of our products will depend on the availability of adequate coverage and reimbursement from third-party payors. Healthcare providers that purchase medical devices for treatment of their patients generally rely on third-party payors to reimburse all or part of the costs and fees associated with the procedures performed with these devices. Both public and private insurance coverage and reimbursement plans are central to new product acceptance. Customers are unlikely to use our products if they do not receive reimbursement adequate to cover the cost of our products and related procedures.
To the extent we sell our products internationally, market acceptance may depend, in part, upon the availability of reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and by region in some countries, and include both government-sponsored healthcare and private insurance. We may not obtain international reimbursement approvals in a timely manner, if at all. Our failure to receive international reimbursement approvals would negatively impact market acceptance of our products in the international markets in which those approvals are sought.
To date, our products have generally been covered as part of procedures for which reimbursement has been available. However, in the United States, as well as in foreign countries, government-funded or private insurance programs, commonly known as third-party payors, pay the cost of a significant portion of a patient’s medical expenses. No uniform policy of coverage or reimbursement for medical technology exists among all these payors. Therefore, coverage of and reimbursement for medical technology can differ significantly from payor to payor.
All third-party reimbursement programs, whether government funded or insured commercially, whether inside the United States or outside, are developing increasingly sophisticated methods of controlling healthcare costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, second opinions required prior to major surgery, careful review of bills, encouragement of healthier lifestyles and exploration of more cost-effective methods of delivering healthcare. These types of programs and legislative changes to reimbursement policies could potentially limit the amount which healthcare providers may be willing to pay for medical devices.

We believe that future reimbursement may be subject to increased restrictions both in the United States and in international markets. Third-party reimbursement and coverage for our products may not be available or adequate in either the United States or international markets. Future legislation, regulation, coverage or reimbursement policies of third-party payors may adversely affect the growth of the IVUS and FM markets, the demand for our existing products or our products currently under development, and limit our ability to sell our products on a profitable basis.
Compliance with environmental laws and regulations could be expensive, and failure to comply with these laws and regulations could subject us to significant liability.
We use hazardous materials in our research and development and manufacturing processes. We are subject to Federal, state and local regulations governing use, storage, handling and disposal of these materials and associated waste products. We are currently licensed to handle such materials, but there can be no assurance that we will be able to retain those licenses in the future or obtain licenses under new regulations if and when they are required by governing authorities. Although we believe our procedures for use, storage, handling and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from hazardous materials, and we may incur liability as a result of any such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources and any applicable insurance. We have also incurred and may continue to incur expenses related to compliance with environmental laws. Such future expenses or liability could have a significant negative impact on our business, financial condition and results of operations. Further, we cannot assure that the cost of compliance with these laws and regulations will not materially increase in the future.
The use, misuse or off-label use of our products may result in injuries that lead to product liability suits, which could be costly to our business.
Our currently marketed products have been cleared by the FDA for particular indications for the qualitative and quantitative evaluation of the coronary and peripheral vasculature. Our products are also CE marked, licensed in Canada, have approvals in Japan, as well as regulatory approvals in many other countries around the world for specific indications for use. There may be increased risk of injury if physicians attempt to use our products in procedures outside of those indications cleared for use, known as off-label use. Our sales force does not promote our products for off-label uses, and our instructions for use in all markets specify that our products are not intended for use outside of those indications cleared for use. However, we cannot prevent a physician from using our products for off-label applications. Our catheters and guide wires are intended to be single-procedure products. In spite of clear labeling and instructions against reuse, we are aware that certain physicians have elected to reuse our products. Reuse of our catheters and guide wires may increase the risk of product liability claims. Reuse may also subject the party reusing the product to regulatory authority inspection and enforcement action. Physicians may also misuse our product if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our products are defectively designed, manufactured or labeled, contain defective components or are misused, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us.
Risks Related to Our Intellectual Property and Potential Litigation
Our ability to protect our intellectual property and proprietary technology through patents and other means is uncertain.
Our success depends significantly on our ability to protect our intellectual property and proprietary technologies. We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws, and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our pending U.S. and foreign patent applications may not issue as patents or may not issue in a form that will be advantageous to us. Any patents we have obtained or do obtain may be challenged by re-examination, opposition or other administrative proceeding, or may be challenged in litigation, and such challenges could result in a determination that the patent is invalid. In addition, competitors may be able to design alternative methods or devices that avoid infringement of our patents. To the extent our intellectual property protection offers inadequate protection, or is found to be invalid, we are exposed to a greater risk of direct competition. If our intellectual property does not provide adequate protection against our competitors’ products, our competitive position could be adversely affected, as could our business. Both the patent application process and the process of managing patent disputes can be time consuming and expensive. Furthermore, the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.
In addition to pursuing patents on our technology, we have taken steps to protect our intellectual property and proprietary technology by entering into confidentiality agreements and intellectual property assignment agreements with our employees, consultants, corporate partners and, when needed, our advisors. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure. Monitoring unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate.
In the event a competitor infringes upon our patent or other intellectual property rights, litigation to enforce our intellectual property rights or to defend our patents against challenge, even if successful, could be expensive and time consuming and could require significant time and attention from our management. We may not have sufficient resources to enforce our intellectual property rights or to defend our patents against challenges from others.
The medical device industry is characterized by patent litigation, and we could become subject to litigation that could be costly, result in the diversion of our management’s time and efforts, require us to pay damages or prevent us from selling our products.
The medical device industry is characterized by extensive litigation and administrative proceedings over patent and other intellectual property rights. Whether or not a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Our competitors may assert that they own U.S. or foreign patents containing claims that cover our products, their components or the methods we employ in the manufacture or use of our products. In addition, we may become a party to an interference proceeding declared by the U.S. Patent and Trademark Office to determine the priority of invention. Because patent applications can take many years to issue and in many instances at least 18 months to publish, there may be applications now pending of which we are unaware, which may later result in issued patents that contain claims that cover our products. There could also be existing patents, of which we are unaware, that contain claims that cover one or more components of our products. As the number of participants in our industry increases, the possibility of patent infringement claims against us also increases.
Any interference proceeding, litigation or other assertion of claims against us may cause us to incur substantial costs, could place a significant strain on our financial resources, divert the attention of our management from our core business and harm our reputation. If the relevant patents were upheld as valid and enforceable and we were found to be infringing, we could be required to pay substantial damages and/or royalties and could be prevented from selling our products unless we could obtain a license or were able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may be unable to make, use, sell or otherwise commercialize one or more of our products. In addition, if we are found to willfully infringe, we could be required to pay treble damages, among other penalties.

We are aware of certain third-party U.S. patents related to pressure sensor guide wires and instrumentation. We do not have licenses to these patents nor do we believe that such licenses are required to develop, commercialize or sell our pressure sensor guide wires. However, the owners of these patents may initiate a lawsuit alleging infringement of one or more of these patents. If they do, we may be required to incur substantial costs related to patent litigation, which could place a significant strain on our financial resources and divert the attention of management from our business and harm our reputation. Adverse determinations in such litigation could cause us to redesign or prevent us from manufacturing or selling our pressure sensor guide wires and instrumentation, which would have an adverse effect on our business by limiting our ability to generate revenues through the sale of our FM guide wires.
From time to time in the ordinary course of business, we receive letters from third parties advising us of third-party patents that may relate to our business. The letters do not explicitly seek any particular action or relief from us. Although these letters do not threaten legal action, these letters may be deemed to put us on notice that continued operation of our business might infringe intellectual property rights of third parties. We do not believe we are infringing any such third-party rights, and we are unaware of any litigation or other proceedings having been commenced against us asserting such infringement. We cannot assure you that such litigation or other proceedings may not be commenced against us in the future.
In November 2003, in partial consideration of our acquisition of certain intellectual property assets, we agreed to assume control of an arbitration being conducted in England for the purpose of construing third-party license rights to our acquired technology pursuant to a license agreement. If the claims were decided against us, we would have to share rights to certain patents and to share information related to certain technological developments. In such circumstances, we would continue to have the right to use the patents unabated in medically invasive procedures, but the other party, or its successor, may have a right to use the technology for all other uses. In the event that the other party, its successor or an acquirer of the technology commercializes the technology in such a way that competes with our products in a non-medically invasive manner, our competitive position may be harmed.
Our rights to a worldwide license of certain IVUS patents owned or licensed by Boston Scientific may be challenged.
The marketing and sale of our rotational IVUS catheters and pullback products depend on a license to IVUS-related patents owned or licensed by Boston Scientific. Boston Scientific was required to transfer the related intellectual property rights pursuant to a 1995 order of the Federal Trade Commission. We obtained rights to the license in 2003 through our former wholly-owned subsidiary, Pacific Rim Medical Ventures, which merged into us on December 30, 2004. In the event Boston Scientific disputes our rights to the license or seeks to terminate the license, we may be required to expend significant time and resources defending our rights. An adverse determination could cause us to redesign or prevent us from manufacturing or selling our rotational IVUS catheters and pullback products, which would have an adverse effect on our business. Additionally, in the event that the chain of title from the 1995 transfer of rights from Boston Scientific through the 2003 transfer to us is challenged, we may have fewer rights to the technology than our business requires which will negatively impact our ability to continue our development of rotational IVUS catheters and pullback products or subject us to disputes with Boston Scientific or others with respect to the incorporation of intellectual property into our products.
Our VH IVUS business depends on a license from The Cleveland Clinic Foundation, the loss of which would severely impact our business.
The marketing and sale of our VH IVUS functionality for IVUS depends on an exclusive license to patents owned by The Cleveland Clinic Foundation, the license to which we obtained in April 2002. We are aware that maintenance of the license depends upon certain provisions being met by us including payment of royalties, commercialization of the licensed technology and obtaining regulatory clearances or approvals. If The Cleveland Clinic Foundation were to claim that we committed material breach or default of these provisions and we were not able to cure such breach or default, The Cleveland Clinic Foundation would have a right to terminate the agreement. The loss of the rights granted under the agreement could require us to redesign our VH IVUS functionality or prevent us from manufacturing or selling our IVUS products containing VH IVUS in countries covered by these patents. In addition, our exclusive license shall become non-exclusive if we fail to obtain regulatory clearances or approvals to commercialize the licensed technology within a proscribed time period. The cost of redesigning or inability to sell our VH IVUS products will have a negative impact on our ability to grow our business and may cause a drop in our stock price.
Risks Related to This Offering
We expect that the price of our common stock will fluctuate substantially.
The market price of our common stock could be subject to significant fluctuation. Factors that could cause volatility in the market price of our common stock include the following:

•	changes in earnings estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ earning estimates;

•	quarterly variations in our or our competitors’ results of operations;

•	changes in governmental regulations or in the status of our regulatory clearance or approvals;

•	changes in availability of third-party reimbursement in the United States or other countries;

•	the announcement of new products or product enhancements by us or our competitors;

•	announcements related to patents issued to us or our competitors and to litigation;

•	sales of large blocks of our common stock, including sales by our executive officers and directors; and

•	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.
These factors may materially and adversely affect the market price of our common stock.
If you purchase our common stock in this offering, you will experience immediate and substantial dilution in the book value of your shares.
The offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $16.02 per share, based on an assumed public offering price of $18.99 per share. Further, investors purchasing common stock in this offering will contribute approximately 34.5% of the total amount received by us from stockholders since our inception, but will own only approximately 9.5% of the shares of common stock outstanding.
This dilution is due to our existing investors having purchased shares prior to this offering for substantially less than the price offered to the public in this offering, as well as the exercise of stock options granted to our employees with exercise prices lower than the price offered to the public in this offering. As of September 30, 2006, options to purchase 4,962,030 shares of common stock at a weighted-average exercise price of $2.63 per share were outstanding, and warrants to purchase common stock totaling 213,054 shares with a weighted-average exercise price of $3.30, were outstanding. The exercise of any of these options or warrants would result in additional dilution.

Future equity issuances or a sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.
If we have future equity issuances or if our stockholders sell substantial amounts of our common stock in the public market, or the public market perceives that these sales may occur, the market price of our common stock could decline. On September 30, 2006, 33,063,835 shares of our common stock were outstanding, options to purchase 4,962,030 shares of common stock were outstanding and 213,054 shares of common stock were issuable upon the exercise of outstanding warrants. Of the outstanding shares, 7,820,000 were issued in our initial public offering and are freely tradable without restriction or further registration under U.S. Federal securities laws, except that any shares held by our “affiliates” as that term is defined in Rule 144 promulgated under the Securities Act may only be sold in compliance with the provisions of Rule 144. The remaining shares are subject to lock-up agreements entered into in relation to our initial public offering, which expire on December 12, 2006, subject to an extension of no more than 34 additional days, which lock-up agreements may be modified, terminated or waived at the discretion of the lead underwriters of our initial public offering. We have filed a registration statement on Form S-8, which will facilitate the resale of the shares of common stock reserved for issuance under our 2000 Long Term Incentive Plan and 2005 Equity Compensation Plan following the end of the lock-up period. Upon expiration or termination of these lock-up agreements, all of these shares of common stock will be freely tradable, subject in some cases to the volume limitations and other applicable conditions of Rule 144. In connection with this offering, officers, directors and stockholders holding an aggregate of approximately 18,288,729 shares of common stock and rights to acquire an additional 2,136,954 shares have agreed, with exceptions, not to sell or transfer any common stock until 90 days after the date of this prospectus, subject to an extension of no more than 34 additional days, which lock-up agreements may be modified, terminated or waived at the discretion of the lead underwriters of this offering.
On December 20, 2006, the holders of 17,776,680 shares of common stock issued upon the conversion of our preferred stock and upon the exercise of certain warrants may require us, subject to certain conditions, to file a registration statement covering those shares. If any of these stockholders cause a large number of securities to be sold in the public market, the sales could reduce our stock price. In addition, sales of these shares could make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. Because we may need to raise additional capital in the future to continue to expand our business and develop new products, among other things, we may conduct additional equity offerings. These future equity issuances, together with any additional shares issued in connection with acquisitions, will result in further dilution to investors.
Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.
After this offering, our directors, officers and principal stockholders each holding more than 5% of our common stock collectively will control 44.4% of our outstanding common stock, assuming the exercise of all options and warrants held by such persons. As a result, these stockholders, if they act together, would be able to control the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control, might adversely affect the market price of our common stock and may not be in the best interests of our other stockholders.

Anti-takeover provisions in our amended and restated certificate of incorporation and bylaws and Delaware law could discourage a takeover.
Our amended and restated certificate of incorporation and bylaws and Delaware law contain provisions that might enable our management to resist a takeover. These provisions include:

•	a classified board of directors;

•	advance notice requirements to stockholders for matters to be brought at stockholder meetings;

•	a supermajority stockholder vote requirement for amending certain provisions of our amended and restated certificate of incorporation and bylaws; and

•	the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer.
We are also subject to the provisions of Section 203 of the Delaware General Corporation Law that, in general, prohibit any business combination or merger with a beneficial owner of 15% or more of our common stock unless the holder’s acquisition of our stock was approved in advance by our board of directors. These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock.
We have adopted a stockholder rights plan that may discourage, delay or prevent a change of control and make any future unsolicited acquisition attempt more difficult. Under the rights plan:

•	the rights will become exercisable only upon the occurrence of certain events specified in the plan, including the acquisition of 20% of our outstanding common stock by a person or group, with limited exceptions;

•	each right will entitle the holder, other than an acquiring person, to acquire shares of our common stock at a discount to the then prevailing market price;

•	our board of directors may redeem outstanding rights at any time prior to a person becoming an acquiring person at a minimal price per right; and

•	prior to a person becoming an acquiring person, the terms of the rights may be amended by our board of directors without the approval of the holders of the rights.
We have broad discretion in the use of the proceeds of this offering, which could result in our utilizing the proceeds in ways that may not yield a return to stockholders.
Our management will have broad discretion over the use and investment of the proceeds from this offering, and accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. Our management may utilize a portion or all of the proceeds from this offering in ways that our stockholders may not agree with or that may not yield a favorable return. The failure of our management to apply the proceeds from this offering effectively could harm our business, financial condition and results of operations.
Our costs have increased significantly as a result of operating as a public company, and our management is required to devote substantial time to comply with public company regulations.
As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and The NASDAQ Global Market, have imposed various new requirements on public companies, including changes in corporate governance practices. The Sarbanes-Oxley Act requires us to maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, significant resources and management oversight are required. Our management and other personnel now need to devote a substantial amount of time to these new requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.
In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, commencing in fiscal 2007, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial expense and expend significant management efforts. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by The NASDAQ Global Market, SEC or other regulatory authorities.
We have not paid dividends in the past and do not expect to pay dividends in the future.
We have never declared or paid cash dividends on our capital stock. We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends in the foreseeable future. The payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payments of dividends present in our current and future debt agreements, and other factors our board of directors may deem relevant. We are subject to covenants under our debt arrangements that place restrictions on our ability to pay dividends. If we do not pay dividends, a return on your investment will only occur if our stock price appreciates.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
This prospectus, including the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements may relate to, but are not limited to, expectations of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those listed under “Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.
We believe that it is important to communicate our future expectations to potential investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Potential investors should not place undue reliance on our forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in the “Risk Factors” section and elsewhere in this prospectus could harm our business, prospects, operating results and financial condition. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.
Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

USE OF PROCEEDS
We estimate that the net proceeds from the sale of 3,500,000 shares of our common stock that we are selling in this offering will be $61.7 million, based on the assumed public offering price of $18.99 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders.
Of the net proceeds that we will receive from this offering, we expect to use approximately:

•	$26 million for sales and marketing initiatives to support the ongoing commercialization of our products; and

•	$11 million for research and development activities.
We intend to use the remainder of our net proceeds for general corporate purposes. We may use a portion of our net proceeds to acquire and invest in complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction and are not involved in negotiations to do so. Pending these uses, we intend to invest our net proceeds from this offering primarily in investment-grade, interest-bearing instruments.
As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amount and timing of our expenditures will depend on several factors, including cash flows from our operations and the anticipated growth of our business. Accordingly, our management will have broad discretion in the application of the net proceeds and investors will be relying on the judgment of our management regarding the application of the proceeds from this offering. We reserve the right to change the use of these proceeds as a result of certain contingencies such as the results of our commercialization efforts, competitive developments, opportunities to acquire products, technologies or businesses and other factors.
PRICE RANGE OF COMMON STOCK
Our common stock has been traded on The NASDAQ Global Market under the symbol “VOLC” since June 15, 2006. Prior to that date, there was no public market for our common stock. The following table sets forth, for the periods indicated, the intra-day high and low sale prices of our common stock, as reported by The NASDAQ Global Market.

	High	Low

Year Ending December 31, 2006
Fourth Quarter (through November 22, 2006)	$19.92	$10.52
Third Quarter	14.75	7.95
Second Quarter (from June 15, 2006)	9.81	7.90
On November 22, 2006, the last reported sale price of our common stock on The NASDAQ Global Market was $18.99. As of September 30, 2006, there were 33,063,835 shares of our common stock outstanding held by 118 holders of record. The number of record holders does not represent the actual number of beneficial owners of shares of our common stock because shares are frequently held in “street name” by securities dealers and others for the benefit of individual owners who have the right to vote their shares.
DIVIDEND POLICY
We have never declared or paid any dividends on our capital stock. We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, we do not anticipate declaring or paying cash dividends in the foreseeable future. The payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on the payment of dividends present in any current and future debt agreements, and other factors that our board of directors may deem relevant. We are subject to covenants under our debt arrangements that place restrictions on our ability to pay dividends.

CAPITALIZATION
The following table summarizes our cash and cash equivalents and capitalization as of September 30, 2006:

•	On an actual basis; and

•	On a pro forma as adjusted basis to reflect (i) the sale of 3,500,000 shares of common stock sold by us in this offering at the assumed public offering price of $18.99 per share, after deducting underwriting discounts and commissions and estimated offering expenses, and (ii) the proceeds from the exercise of options to purchase 255,000 shares of common stock by four selling stockholders.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2006

		Pro Forma
	Actual	As Adjusted

	(in thousands, except per
	share data)
Cash and cash equivalents	$25,074	$86,855

Long-term debt, including current maturities:
Note payable	$845	$845
Term loans	839	839
Capital lease obligations	120	120

Total long-term debt, including current maturities	1,804	1,804
Stockholders’ equity:
Preferred stock, par value $0.001; 10,000 shares authorized, actual and pro forma as adjusted; no shares issued and outstanding
Common stock, par value $0.001; 250,000 shares authorized, actual and pro forma as adjusted; 33,064 and 36,819 shares issued and outstanding, actual and pro forma as adjusted, respectively	33	37
Additional paid-in capital	125,616	187,393
Accumulated other comprehensive income	14	14
Accumulated deficit	(65,455)	(65,455)

Total stockholders’ equity	60,208	121,989

Total capitalization	$62,012	$123,793

The number of shares shown as issued and outstanding in the table above excludes:

•	4,962,030 shares of common stock issuable upon the exercise of all options outstanding under our 2000 Plan and our 2005 Plan with a weighted-average exercise price of $2.63 per share, less 255,000 shares of common stock subject to options that will be exercised by four selling stockholders in this offering;

•	213,054 shares of common stock issuable upon the exercise of all outstanding warrants with a weighted-average exercise price of $3.30 per share; and

•	2,334,760 shares of common stock reserved for future issuance under our 2005 Plan.

DILUTION
If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the assumed public offering price of $18.99 per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our historical net tangible book value as of September 30, 2006 was $47.6 million, or $1.44 per share. Net tangible book value per share represents our total tangible assets less total liabilities, divided by 33,063,835 shares of common stock outstanding at that date.
Dilution per share to new investors represents the difference between the amount per share paid by new investors who purchase shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the completion of this offering. Giving effect to (i) the sale of 3,500,000 shares of our common stock offered by us at the assumed public offering price of $18.99 per share, after deducting underwriting discounts and commissions and estimated offering expenses, and (ii) the proceeds from the exercise of options to purchase 255,000 shares of common stock by four selling stockholders, our pro forma as adjusted net tangible book value as of September 30, 2006 would have been $109.4 million, or $2.97 per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $1.54 per share to our existing stockholders, and an immediate dilution in pro forma as adjusted net tangible book value of $16.02 per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

Assumed public offering price per share		$18.99
Historical net tangible book value per share as of September 30, 2006	$1.44
Decrease per share due to exercise of certain options by selling stockholders	(0.01)

Pro forma net tangible book value per share as of September 30, 2006	1.43
Increase per share to existing investors	1.54

Pro forma as adjusted net tangible book value per share after the offering		2.97

Dilution per share to new investors		$16.02

The following table sets forth as of September 30, 2006, on a pro forma as adjusted basis, the differences between the number of shares of common stock sold by us, the total consideration received, and the average price per share received from (i) existing stockholders and those stockholders who will exercise options to purchase 255,000 shares of common stock in connection with this offering and (ii) new investors purchasing shares of our common stock from us in this offering, before deducting underwriting discounts and commissions and estimated offering expenses at the assumed public offering price of $18.99 per share.

	Shares Purchased		Total Consideration
					Weighted-Average
	Number	Percent	Amount	Percent	Price Per Share

Existing stockholders	33,318,835	90.5%	$125,982,750	65.5%	$3.78
New investors	3,500,000	9.5	66,465,000	34.5	18.99

Total	36,818,835	100.0%	$192,447,750	100.0%

Assuming the exercise in full of all options and warrants outstanding as of September 30, 2006, less 255,000 shares of common stock subject to options that will be exercised by four selling stockholders in this offering, the number of shares purchased by existing stockholders would be increased by 4,920,084 shares to 38,238,919 shares, representing 91.6% of total shares purchased, total consideration received from them would be increased by $13,707,033 to $139,689,783, representing 67.8% of total consideration, and the weighted-average price per share received from them would be decreased by $0.13 per share to $3.65 per share.
If the underwriters exercise their over-allotment option in full, the percentage of shares of common stock held by existing stockholders will decrease to 87.8% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will be increased to 4,625,000, or 12.2% of the total number of shares of our common stock outstanding after this offering.

The tables above exclude as of September 30, 2006:

•	4,962,030 shares of common stock issuable upon the exercise of all options outstanding under our 2000 Plan and our 2005 Plan with a weighted-average exercise price of $2.63 per share, less 255,000 shares of common stock subject to options that will be exercised by four selling stockholders in this offering;

•	213,054 shares of common stock issuable upon the exercise of all outstanding warrants with a weighted-average exercise price of $3.30 per share; and

•	2,334,760 shares of common stock reserved for future issuance under our 2005 Plan.

SELECTED CONSOLIDATED FINANCIAL DATA
The selected consolidated financial data set forth below are derived from our consolidated financial statements. The consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005, and the consolidated balance sheet data as of December 31, 2004 and 2005 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2001 and 2002 and the consolidated balance sheet data at December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements which are not included in this prospectus. The consolidated statement of operations data for the nine months ended September 30, 2005 and 2006, and the consolidated balance sheet data as of September 30, 2006 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus.
We were in the developmental stage from inception until July 2003 when we completed the Jomed Acquisition. We have included the operating results associated with such acquisition in our consolidated financial statements only for the periods since the date of the acquisition in July 2003, which has significantly affected our revenues, results of operations and financial position. Accordingly, our balance sheet and results of operations data presented below for periods prior to the Jomed Acquisition are not comparable to periods subsequent to this acquisition.
The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The historical results are not necessarily indicative of results expected for any future period.

						Nine Months
						Ended
	Years Ended December 31					September 30,

	2001	2002	2003	2004	2005	2005	2006

	(in thousands, except per share data)
Consolidated Statement of
Operations Data:
Revenues	$—	$—	$23,463	$61,098	$91,900	$67,198	$73,517
Cost of revenues	—	—	14,524	29,860	47,843	32,836	30,248

Gross profit	—	—	8,939	31,238	44,057	34,362	43,269
Operating expenses:
Selling, general and administrative	1,053	2,341	13,880	30,374	35,365	25,406	35,027
Research and development	1,317	4,112	8,064	9,800	15,119	10,623	12,835
Amortization of intangibles	41	64	1,571	2,929	3,052	2,280	2,332

Total operating expenses	2,411	6,517	23,515	43,103	53,536	38,309	50,194

Operating loss	(2,411)	(6,517)	(14,576)	(11,865)	(9,479)	(3,947)	(6,925)
Interest expense	(18)	(46)	(565)	(4,784)	(5,311)	(3,999)	(3,910)
Interest and other income (expense), net	9	227	50	495	(401)	(349)	1,072

Loss before provision for income taxes	(2,420)	(6,336)	(15,091)	(16,154)	(15,191)	(8,295)	(9,763)
Provision for income taxes	1	1	10	37	70	49	273

Net loss	$(2,421)	$(6,337)	$(15,101)	$(16,191)	$(15,261)	$(8,344)	$(10,036)

Net loss per share— basic and diluted	$(0.93)	$(2.05)	$(4.56)	$(2.57)	$(2.28)	$(1.25)	$(0.60	) (1)

Weighted-average shares outstanding— basic and diluted	2,595	3,087	3,312	6,291	6,693	6,650	16,744	(1)

(1)	Includes the impact of the conversion of all outstanding shares of preferred stock into 18,123,040 shares of common stock and the issuance of 7,820,000 shares of common stock in our initial public offering in June 2006 on a weighted-average basis.

						As of
	As of December 31,					September 30,

	2001	2002	2003	2004	2005	2006(1)

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$367	$2,366	$20,398	$11,438	$15,219	$25,074
Available-for-sale investments	—	14,733	—	—	—	—
Working capital	(713)	16,688	21,883	12,042	16,993	39,942
Intangible assets, net(2)	335	374	19,739	17,279	14,645	12,585
Total assets	1,034	18,279	69,185	59,141	68,468	84,385
Short and long-term debt, including current maturities(3)	893	194	31,286	34,534	30,350	1,804
Convertible preferred stock(4)	2,304	26,304	47,222	47,696	63,060	—
Total stockholders’ equity (deficit)	(2,468)	(8,853)	(21,526)	(36,976)	(49,468)	60,208

(1)	Reflects the impact of the net proceeds of $54.5 million from our initial public offering in June 2006.

(2)	Includes the effects of the Jomed Acquisition and the acquisition of other IVUS patents and technology in July 2003 for $20.7 million.

(3)	Includes the effects of borrowings under a revolving credit facility commencing in July 2003, the issuance of a note payable in July 2003 of $3.0 million related to the purchase of certain IVUS patents and technology, the issuance of a $5.0 million term loan in September 2003 for working capital and general corporate purposes, the issuance of $20.0 million of senior subordinated notes in December 2003 for working capital and general corporate purposes, the issuance of a $1.5 million term loan in September 2004 for working capital and general corporate purposes, the issuance of a $500,000 term loan in March 2005 for working capital and general corporate purposes and the repayment of the balance of $29.2 million on our senior subordinated notes in June 2006.

(4)	Includes the issuance of Series A preferred stock in 2001 in the amount of $2.3 million, the issuance of Series B preferred stock in 2002 in the amount of $24.0 million, the issuance of Series B preferred stock and preferred stock warrants in July 2003 in the amount of $20.1 million and $321,000, respectively (primarily to finance the Jomed Acquisition), the issuance of Series B preferred stock in November 2003 in the amount of $500,000, the issuance of Series B preferred stock in March 2004 in the amount of $250,000, the issuance of Series B preferred stock warrants in 2004 related to debt agreements in the amount of $224,000, the issuance of Series C preferred stock in February 2005 in the amount of $15.4 million and the conversion of all outstanding shares of preferred stock into 18,123,040 shares of the Company’s common stock in June 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.
Overview
We design, manufacture and commercialize a broad suite of intravascular ultrasound, or IVUS, and functional measurement, or FM, products that we believe enhance the diagnosis and treatment of vascular and structural heart disease. Our products seek to deliver all of the benefits associated with conventional IVUS and FM devices, while providing enhanced functionality and proprietary features that address the limitations associated with conventional forms of these technologies. As a result, we believe that our IVUS and FM products have the potential to become the standard of care to address the needs of patients, hospitals, physicians and third-party payors on a cost-effective basis.
We have corporate infrastructure in the United States and Europe and a combination of direct sales and distribution relationships in the United States and international markets, including Japan, Europe, the Middle East and Africa, Canada, Asia Pacific and Latin America. Our corporate headquarters, located in Rancho Cordova, California, contains our worldwide manufacturing and research and development operations. We have sales offices in Alpharetta, Georgia and Tokyo, Japan, sales and distribution offices in Zaventem, Belgium, a third-party distribution facility in Chiba, Japan, a research and development facility in Cleveland, Ohio and an administrative office in San Diego, California.
We have focused on building our U.S. and international sales and marketing infrastructure to market our products to physicians and technicians who perform percutaneous interventional procedures in hospitals and to other personnel who make purchasing decisions on behalf of hospitals. We expanded our worldwide sales organization from 60 employees in July 2003 to 92 employees as of September 30, 2006, which included 77 direct sales representatives in the United States and Western Europe. In addition, we have expanded our distribution relationships to include 40 distributors covering 28 countries as of September 30, 2006.
Fukuda Denshi, an IVUS distributor in Japan, accounted for 14.2% of our revenues in the nine months ended September 30, 2006, 34.5% in 2005 and 12.0% in 2004. In the first quarter of 2005, Goodman, formerly Boston Scientific’s distributor of its IVUS products in Japan, began to distribute our IVUS products in Japan through a sub-distribution agreement with Fukuda Denshi. Due to this new distribution relationship, we experienced a significant increase in orders for our IVUS consoles and catheters from Fukuda Denshi during 2005 as Goodman purchased initial inventory of our products to market to its over 1,100 interventional cardiology accounts. As a result of the significant order activity by Goodman, our revenues, including our mix of consoles and single-procedure disposable catheters, and the costs of those revenues in 2005 may not be comparable to other periods. Additionally, Fukuda Denshi transferred the Japanese regulatory approvals, or shonins, for our IVUS products to us on June 1, 2006. Due to the transfer, we are now able to sell directly to distributors in Japan as opposed to being required to sell our IVUS products only to Fukuda Denshi. As a result, for a portion of 2006, we have sold directly to both Goodman and Fukuda Denshi and the percentage of our revenues attributable to Fukuda Denshi has declined.
In the nine months ended September 30, 2006, 16.8% of our revenues and 13.3% of our operating expenses and in 2005, 16.6% of our revenues and 14.3% of our operating expenses were denominated in foreign currencies, primarily the Euro. As a result, we are subject to risks related to fluctuations in foreign currency exchange rates, which could affect our operating results in the future.

Our IVUS products are comprised of consoles, single-procedure disposable catheters and advanced functionality options. Our family of consoles includes the IVUS In-Vision Gold, or IVG, and the PC-based s5. The s5 family of products became our primary console offering following its full commercial launch with our real-time VH IVUS functionality in the second quarter of 2006. We are developing advanced functionality options including IVUS and angiographic image co-registration and phased array and rotational catheter compatibility, which we intend to offer on all of our IVUS consoles. Our single-procedure disposable IVUS catheters only operate and interface with our family of IVUS consoles. We believe we are the only company worldwide that offers both phased array and rotational catheters following our commercial launch in the third quarter of 2006 of our Revolution rotational IVUS catheter.
Our FM products consist of pressure and flow consoles and single-procedure disposable pressure and flow guide wires. Our FM consoles are mobile, proprietary and high speed electronic systems with different functionalities and sizes designed and manufactured to process and display the signals received from our guide wires.
We are developing customized cath lab versions of our consoles and advanced functionality options as part of our vfusion cath lab integration initiative. The significantly expanded functionality of our vfusion offering will allow for networking of patient information, control of IVUS and FM information at both the operating table and in the cath lab control room, as well as the capability for images to be displayed on standard cath lab monitors. We expect to continue to develop new products and technologies to expand our vfusion offering.
As of September 30, 2006, we had a worldwide installed base of over 1,600 IVUS consoles and over 700 FM consoles. We intend to grow and leverage this installed base to drive recurring sales of our single-procedure disposable catheters and guide wires. In the nine months ended September 30, 2006, the sale of our single-procedure disposable catheters and guide wires accounted for $55.9 million, or 76.0% of our revenues, as compared to $47.6 million, or 70.8% of our revenues in the nine months ended September 30, 2005. In 2005, the sale of our single-procedure disposable catheters and guide wires accounted for $64.7 million, or 70.4% of our revenues, a significant increase from 2004, in which the sale of our single-procedure disposable catheters and guide wires accounted for $48.9 million, or 80.0% of our revenues. The decrease in revenues from single-procedure disposable catheters and guide wires as a percentage of our total revenue in 2005 can be attributed to the volume of console orders from Goodman.
We manufacture our IVUS and FM consoles, IVUS catheters and FM guide wires at our facility in Rancho Cordova. We use third-party manufacturing partners to produce circuit boards and mechanical sub-assemblies used in the manufacture of our consoles. We also use third-party manufacturing partners for certain proprietary components used in the manufacture of our single-procedure disposable products. We perform incoming inspection on these circuit boards, mechanical sub-assemblies and components, assemble them into finished products, and test the final product to assure quality control.
As a development stage company from our inception in 2000 until July 2003, we were engaged principally in the research and development of tools designed to diagnose vulnerable plaque. In July 2003, we purchased substantially all of the assets and assumed certain liabilities associated with the IVUS and FM product lines of Jomed, Inc., or the Jomed Acquisition. We also acquired certain IVUS patents and technology from Philips in July 2003. These purchases were significant in executing our strategy to leverage our IVUS technology and build our business. Our revenues have increased from $23.5 million in 2003, which reflects approximately six months of operations following the Jomed Acquisition, to $61.1 million in 2004 to $91.9 million in 2005. Our operating loss has decreased from $14.6 million in 2003 to $11.9 million in 2004 to $9.5 million in 2005. In the nine months ended September 30, 2006, our revenues were $73.5 million, our operating loss was $10.0 million, and our cash used in operating activities was $8.7 million. At September 30, 2006, our accumulated deficit was $65.5 million.
In March 2006, we entered into a supply and distribution agreement with GE, pursuant to which we are collaborating on the development and distribution of our s5i GE Innova IVUS console, which is our

IVUS imaging system console that is installed directly into a cath lab on a permanent basis and is able to be integrated with GE’s Innova system. Under the terms of the agreement, GE has been granted exclusive distribution rights worldwide, excluding Japan, for the s5i GE Innova IVUS product for a period of 12 months, subject to minimum purchase forecasts, and non-exclusive distribution rights thereafter. Commercialization of our s5i GE Innova IVUS console commenced in July 2006 and the 12-month exclusivity period commenced on August 15, 2006. GE has also been granted non-exclusive distribution rights worldwide, excluding Japan, for our s5i product. Unless extended, or terminated earlier in accordance with its terms, the agreement will expire on December 31, 2009. GE’s obligation to purchase products from us under the agreement is limited to firm purchase orders made by GE and accepted by us. No minimum purchase requirements are required and the forecasts to be provided under the agreement will not be binding. While we have not previously entered into a distribution arrangement that is similar to our agreement with GE, we believe our relationship with GE will enable us to increase sales of our consoles worldwide, excluding Japan.
We completed our initial public offering on June 20, 2006 in which we sold 7,820,000 shares of common stock to the public at an offering price of $8.00 per share. The initial public offering resulted in net proceeds of $54.5 million, after deducting offering expenses and underwriters’ commissions and discounts. Of the net proceeds, $29.2 million was used to repay our senior subordinated debt, as required by its terms. In addition, through September 30, 2006, $2.6 million was used for other debt repayment, $1.1 million was used for capital expenditures and $137,000 was used for the acquisition of intangibles. The remaining net proceeds were invested in money market funds, in accordance with our investment policy. In conjunction with the offering, all our outstanding shares of preferred stock were converted into 18,123,040 shares of our common stock immediately prior to the closing of the offering and certain warrants to purchase 3,103,943 shares of our common stock were by their terms, automatically exercised on a cash-less basis upon the closing of the offering, resulting in the net issuance of 3,097,943 shares of our common stock.
Financial Operations Overview
The following is a description of the primary components of our revenue and expenses.
Revenues. We derive our revenues primarily from the sale of our IVUS and FM consoles and single-procedure disposables. In the nine months ended September 30, 2006, 86.0% of our revenues were derived from the sale of our IVUS consoles and IVUS single-procedure disposables, as compared with 84.5% in 2005, 77.7% in 2004 and 77.3% in 2003. In the nine months ended September 30, 2006, 76.0% of our revenues were derived from the sale of our IVUS and FM single-procedure disposables, as compared with 70.4% in 2005, 80.0% in 2004 and 81.4% in 2003. Other revenues consist primarily of service and maintenance revenues, shipping and handling revenues, and license fees from Medtronic, Inc. and certain of its affiliates, or Medtronic, a related party.
Our sales in the United States are generated by our direct sales representatives and our distributor GE and our products are shipped and billed primarily to hospitals throughout the United States from our facility in Rancho Cordova. Our international sales are generated by our direct sales representatives or through independent distributors and are shipped and billed throughout the world from our facilities in Rancho Cordova, Zaventem, Belgium and Chiba, Japan.
We experienced significant increases in our revenues from 2003 to 2004 and from 2004 to 2005. The increase from 2003 to 2004 is due to 2004 reflecting a full year of operations related to the assets acquired in the Jomed Acquisition as compared to approximately six months of operations in 2003 and to the expansion of our international markets. The increase from 2004 to 2005 is due primarily to the growth of our distribution network in Japan. In early 2005, Goodman began to distribute our IVUS products in Japan through a sub-distribution agreement with Fukuda Denshi. Due to this new distribution relationship, we experienced a significant increase in orders for our IVUS consoles and catheters from Fukuda Denshi during 2005. As a result of the significant initial order activity by Goodman, our revenues, including our mix of consoles and single-procedure disposable catheters, and the costs of those revenues in 2005 may not be comparable to other periods.

We expect to experience variability in our quarterly revenues from IVUS and FM consoles due to the timing of hospital capital equipment purchasing decisions, a condition which is inherent in our industry. Further, we expect variability of our revenues based on the timing of our new product introductions which may cause our customers to delay their purchasing decisions until the new products are commercially available. Alternatively, we may include in our arrangements with customers an obligation to deliver new products which are not yet commercially available. In these cases, we would be required to defer associated revenues from these customers until we have met our delivery obligations.
Cost of Revenues. Cost of revenues consists primarily of material costs for the products that we sell and other costs associated with our manufacturing process such as personnel costs, rent and depreciation. In addition, cost of revenues includes royalty expenses for licensed technologies included in our products, service costs, provisions for warranty, distribution, freight and packaging costs and stock compensation expense. We expect our gross margin to improve if we are able to complete our ongoing efforts to streamline and improve our manufacturing processes and increase production volumes.
Selling, General and Administrative. Selling, general and administrative expenses consist primarily of salaries and other related costs for personnel serving the sales, marketing, executive, finance, information technology and human resource functions. Other costs include travel and entertainment expenses, facility costs, trade show, training and other promotional expenses, professional fees for legal and accounting services and stock compensation expense. We expect that our selling, general and administrative expenses will increase as we add personnel and as we have now become subject to the reporting obligations applicable to public companies.
Research and Development. Research and development expenses consist primarily of salaries and related expenses for personnel, consultants, prototype materials, clinical studies, depreciation, regulatory filing fees, certain legal costs related to our intellectual property and stock compensation expense. We expense research and development costs as incurred. We expect our research and development expenses to increase, with fluctuations expected on a quarter-to-quarter basis, as we continue to develop our products and technologies.
Amortization of Intangibles. Intangible assets, which consist of our developed technology, licenses, customer relationships, and patents and trademarks, are amortized using the straight-line method over their estimated useful lives ranging from three to ten years.
Interest Expense. Interest expense is comprised primarily of interest expense on our senior subordinated notes, notes payable, short-term debt and term loans and the amortization of debt discount and deferred financing fees. We expect interest expense in 2006 to decrease as a result of the repayment of the outstanding balance of $29.2 million on our senior subordinated debt in June 2006.
Interest and Other Income (Expense), Net. Interest and other income (expense), net is comprised of interest income from our cash and cash equivalents and foreign currency transaction gains and losses.
Provision for Income Taxes. Provision for income taxes is comprised of Federal, state, local and foreign taxes.
Due to uncertainty surrounding the realization of deferred tax assets through future taxable income, we have provided a full valuation allowance and no current benefit has been recognized for the net operating loss and other deferred tax assets. Accordingly, deferred tax asset valuation allowances have been established as of December 31, 2004 and 2005 to reflect these uncertainties. The Federal net operating loss carryforwards begin to expire in 2020, the state net operating loss carryforwards begin to expire in 2010 and the foreign net operating loss carryforwards begin to expire in 2009, unless these net operating losses are previously utilized. We also have Federal research and experimentation tax credits, which begin to expire in 2022, and state research and experimentation tax credits, which carry forward indefinitely. Use of our net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% has occurred within a rolling three-year period.

Net Income (Loss). Although we have reported net income after taxes in the three months ended September 30, 2006, we expect to experience quarterly fluctuations in our revenues due to the timing of capital purchases by our customers and to a lesser degree the seasonality of disposable consumption by our customers and our expenses as we make future investments in research and development, selling and marketing and general and administrative activities that will cause us to experience variability in our reported earnings and losses in future periods.
Results of Operations
We have included the operating results associated with the Jomed Acquisition in our consolidated financial statements only for the periods since the date of the acquisition in July 2003, which has significantly affected our revenues, results of operations and financial position. Accordingly, the results of operations for the year ended December 31, 2003 presented below are not comparable to subsequent periods. The following table sets forth items derived from our consolidated statements of operations for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006 presented in both absolute dollars and as a percentage of revenues:

	Years Ended December 31,						Nine Months Ended September 30,

	2003		2004		2005		2005		2006

	(dollars in thousands)
Revenues	$23,463	100.0%	$61,098	100.0%	$91,900	100.0%	$67,198	100.0%	$73,517	100.0%
Cost of revenues	14,524	61.9	29,860	48.9	47,843	52.1	32,836	48.9	30,248	41.1

Gross profit	8,939	38.1	31,238	51.1	44,057	47.9	34,362	51.1	43,269	58.9
Operating expenses:
Selling, general and administrative	13,880	59.2	30,374	49.7	35,365	38.5	25,406	37.8	35,027	47.6
Research and development	8,064	34.3	9,800	16.0	15,119	16.4	10,623	15.8	12,835	17.5
Amortization of intangibles	1,571	6.7	2,929	4.8	3,052	3.3	2,280	3.4	2,332	3.2

Total operating expenses	23,515	100.2	43,103	70.5	53,536	58.2	38,309	57.0	50,194	68.3

Operating loss	(14,576)	(62.1)	(11,865)	(19.4)	(9,479)	(10.3)	(3,947)	(5.9)	(6,925)	(9.4)
Interest expense	(565)	(2.4)	(4,784)	(7.8)	(5,311)	(5.8)	(3,999)	(5.9)	(3,910)	(5.3)
Interest and other income (expense), net	50	0.2	495	0.8	(401)	(0.4)	(349)	(0.5)	1,072	1.4

Loss before provision for income taxes	(15,091)	(64.3)	(16,154)	(26.4)	(15,191)	(16.5)	(8,295)	(12.3)	(9,763)	(13.3)
Provision for income taxes	10	0.1	37	0.1	70	0.1	49	0.1	273	(0.4)

Net loss	$(15,101)	(64.4)%	$(16,191)	(26.5)%	$(15,261)	(16.6)%	$(8,344)	(12.4)%	$(10,036)	(13.7)%

The following table sets forth our revenues by geography expressed as dollar amounts and the changes in revenues between the specified periods expressed as percentages:

	Years Ended December 31,					Nine Months Ended September 30,

			Percentage		Percentage			Percentage
			Change 2003		Change 2004			Change 2005
	2003	2004	to 2004	2005	to 2005	2005	2006	to 2006

	(dollars in thousands)
Revenues(1):
United States	$15,823	$38,020	140.3%	$40,933	7.7%	$30,460	$36,611	20.2%
Japan	2,241	9,353	317.4	33,207	255.0	24,895	21,234	(14.7)
Europe, the Middle East and Africa	4,810	11,426	137.6	15,294	33.9	10,061	12,386	23.1
Rest of world	589	2,299	290.3	2,466	7.3	1,782	3,286	84.4

	$23,463	$61,098	160.4	$91,900	50.4	$67,198	$73,517	9.4

(1)	Revenues are attributed to countries based on location of the customer.
The following table sets forth our revenues by product expressed as dollar amounts and the changes in revenues between the specified periods expressed as percentages:

	Years Ended December 31,					Nine Months Ended September 30,

			Percentage		Percentage			Percentage
			Change 2003		Change 2004			Change 2005
	2003	2004	to 2004	2005	to 2005	2005	2006	to 2006

				(dollars in thousands)
IVUS:
Consoles	$3,634	$9,438	159.7%	$23,617	150.2%	$17,205	$14,659	(14.8)%
Single-procedure disposables	14,494	38,031	162.4	54,069	42.2	39,867	48,572	21.8
FM:
Consoles	283	994	251.2	1,394	40.2	900	952	5.8
Single-procedure disposables	4,610	10,828	134.9	10,635	(1.8)	7,689	7,301	(5.0)
Other	442	1,807	308.8	2,185	20.9	1,537	2,033	32.3

	$23,463	$61,098	160.4	$91,900	50.4	$67,198	$73,517	9.4

Comparison of Nine Months Ended September 30, 2006 and 2005
Revenues. Revenues increased $6.3 million, or 9.4%, to $73.5 million in the nine months ended September 30, 2006, as compared to revenues of $67.2 million in the nine months ended September 30, 2005. In the nine months ended September 30, 2006, substantially all of our growth in revenues was derived from our IVUS products with an $8.7 million increase in revenues attributable to higher sales volume of our single-procedure disposable IVUS products, partially offset by a $2.5 million decrease in IVUS console sales. Increases in revenues were realized across all geographies, except Japan. The decrease in IVUS console sales in the nine months ended September 30, 2006 is due to a higher volume of console sales to Goodman in the nine months ended September 30, 2005 following the initiation of the sub-distribution agreement by and among Fukuda Denshi, Goodman and us in the first quarter of 2005.
The increase in other revenue in the nine months ended September 30, 2006 as compared with the nine months ended September 30, 2005 is primarily due to an increase in freight and handling charges in conjunction with our new distribution channel in Japan.
Cost of Revenues. Cost of revenues decreased $2.6 million, or 7.9%, to $30.2 million, or 41.1% of revenues in the nine months ended September 30, 2006, from $32.8 million, or 48.9% of revenues in the nine months ended September 30, 2005. The decrease in cost of revenues in the nine months ended September, 2006 is primarily a result of sales of our lower cost PC-based s5 console in the nine months ended September 30, 2006, which replaced our higher cost IVG console in early 2006, and our cost reduction programs.
Gross margin was 58.9% of revenues in the nine months ended September 30, 2006 as compared to 51.1% of revenues in the nine months ended September 30, 2005. The improvement in gross margin in the nine months ended September 30, 2006 as compared with the nine months ended September 30, 2005 was primarily a result of sales of our higher margin PC-based s5 consoles in the nine months ended September 30, 2006, which replaced our lower margin IVG console in early 2006, and our cost reduction programs.
Selling, General and Administrative. Selling, general and administrative expenses increased $9.6 million, or 37.9%, to $35.0 million, or 47.6% of revenues in the nine months ended September 30, 2006, as compared to $25.4 million, or 37.8% of revenues in the nine months ended September 30, 2005. The increase in the nine months ended September 30, 2006 as compared with the nine months ended September 30, 2005 is a result of higher payroll-related costs due to increased headcount, an increase in marketing expense, primarily related to attendance at trade shows, new product launches and customer training, higher professional expenses, primarily as a result of being a public company, increased costs related to new facilities and IT infrastructure, higher stock-based compensation costs and costs associated with terminating a distribution agreement with Medtronic, Inc., a related party.
Research and Development. Research and development expenses increased $2.2 million, or 20.8%, to $12.8 million, or 17.5% of revenues in the nine months ended September 30, 2006, as compared to $10.6 million, or 15.8% of revenues in the nine months ended September 30, 2005. The increase in research and development expenses in the nine months ended September 30, 2006 was due to increased product development costs, comprised of higher consulting costs and higher material costs related to increased consumption, higher payroll-related costs associated with increased headcount, increased regulatory filing fees, primarily related to new products and the transfer of the shonin for our IVUS products in Japan to us on June 1, 2006 and higher stock-based compensation costs.
Interest Expense. Interest expense decreased $89,000, or 2.2%, to $3.9 million, or 5.3% of revenues in the nine months ended September 30, 2006, as compared to $4.0 million, or 5.9% of revenues in the nine months ended September 30, 2005. Lower average debt balances in the nine months ended September 30, 2006, which was primarily a result of the repayment of our senior subordinated notes in June 2006, were partially offset by higher average interest rates in the nine months ended September 30, 2006. In addition, the nine months ended September 30, 2006, reflects a $1.2 million charge related to the expensing of unamortized debt discount and deferred financing fees, which resulted from the repayment of our senior subordinated notes in connection with our initial public offering.
Interest and Other Income (Expense), Net. Interest and other income (expense), net was income of $1.1 million in the nine months ended September 30, 2006, as compared to expense of $349,000 in the nine months ended September 30, 2005. The change in the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005 was primarily attributable to a gain of $578,000 on foreign exchange transactions in the nine months ended September 30, 2006 as compared to a loss of $692,000 on foreign exchange transactions in the nine months ended September 30, 2005 and higher interest income of $494,000 in the nine months ended September 30, 2006, which resulted from the investment of the remaining proceeds from our initial public offering, as compared to interest income of $343,000 in the nine months ended September 30, 2005.
Provision for Income Taxes. Provision for income taxes was $273,000, in the nine months ended September 30, 2006, as compared to $49,000 in the nine months ended September 30, 2005. The increase was primarily due to higher income tax expenses in Japan, which resulted from an increase in pre-tax income in Japan as a result of our new distribution channel in Japan. We did not have Federal income tax expense in the U.S. in the nine months ended September 30, 2005 and 2006, however, we did have state income tax expense as we are subject to a minimum tax in certain states.

Comparison of Years Ended December 31, 2005 and 2004
Revenues. Revenues increased $30.8 million, or 50.4%, to $91.9 million in 2005, as compared to revenues of $61.1 million in 2004. In 2005, substantially all of our growth in revenues was derived from our IVUS products. Of this increase in revenues, $23.9 million was attributable to increased sales associated with the expansion of our Japanese distribution channel. The additional increase can be attributed to increased market penetration of IVUS in interventional procedures in the United States and Europe.
Cost of Revenues. Cost of revenues increased $18.0 million, or 60.2%, to $47.8 million, or 52.1% of revenues in 2005, from $29.9 million, or 48.9% of revenues in 2004. The increase in cost of revenues in 2005 is primarily due to a higher number of IVUS consoles and catheters sold in 2005 as a result of the expansion of our Japanese distribution channel, higher freight and distribution costs in 2005 and a $3.4 million charge in the fourth quarter of 2005 related to the write-down of IVUS IVG console inventory and related assets. During the fourth quarter of 2005, we announced the upcoming release of our new s5 family of IVUS consoles in 2006. In conjunction with the proposed new product introduction, we performed an assessment of the valuation of the inventory and other assets, including long-lived assets associated with the IVUS IVG console. As a result, during the fourth quarter of 2005, we recorded write-downs for the excess and obsolete IVUS IVG inventory of $963,000, impairment of IVUS IVG diagnostic equipment in the amount of $360,000 and accruals related to future non-cancelable IVUS IVG inventory purchase commitments of $2.0 million. Partially offsetting these increases in cost of revenues were improved manufacturing efficiencies associated with increased production volumes and purchasing efficiencies for supplies and materials.
Gross margin was 47.9% of revenues in 2005 as compared to 51.1% of revenues in 2004. The decline in gross margin in 2005 as compared with 2004 resulted primarily from the increased sale of consoles due to our new Japanese distribution arrangements which had lower margins and the $3.4 million charge in the fourth quarter of 2005 relating to the IVUS IVG product line.
Selling, General and Administrative. Selling, general and administrative expenses increased $5.0 million, or 16.4%, to $35.4 million, or 38.5% of revenues in 2005, as compared to $30.4 million, or 49.7% of revenues in 2004. The increase in 2005 as compared with 2004 is a result of higher payroll related costs due to increased headcount, an increase in marketing expense, primarily related to attendance at trade shows and new product launches, higher stock compensation expense and higher professional fees. In addition, we incurred higher costs in 2005 associated with our preparation for future reporting obligations as a public company.
Research and Development. Research and development expenses increased $5.3 million, or 54.3%, to $15.1 million, or 16.4% of revenues in 2005, as compared to $9.8 million, or 16.0% of revenues in 2004. The increase in research and development expenses in 2005 was due to higher payroll related costs associated with increased headcount, higher material costs related to increased consumption and higher expenses related to additional clinical studies.
Amortization of Intangibles. Amortization expense increased $123,000, or 4.2%, to $3.1 million, or 3.3% of revenues in 2005, as compared to $2.9 million, or 4.8% of revenues in 2004. The increase in amortization expense was primarily related to internally developed patent and trademark costs incurred and capitalized in 2004 and 2005.
Interest Expense. Interest expense increased $527,000, or 11.0%, to $5.3 million, or 5.8% of revenues in 2005, as compared to $4.8 million, or 7.8% of revenues in 2004. The increase in interest expense in 2005 as compared to 2004 was attributable to higher average debt balances and interest rates in 2005.
Interest and Other Income (Expense), Net. Interest and other income (expense), net was an expense of $401,000 in 2005, as compared to income of $495,000 in 2004. The change in 2005 as compared to 2004 was primarily attributable to a loss of $859,000 on foreign exchange transactions in 2005 as compared to a gain of $342,000 in 2004, partially offset by higher interest income of $458,000 in 2005 as compared to interest income of $153,000 in 2004.

Comparison of Years Ended December 31, 2004 and 2003
Revenues. Revenues increased $37.6 million, or 160.4%, to $61.1 million in 2004, as compared to revenues of $23.5 million in 2003. The increase in revenues was primarily the result of 2004 reflecting a full year of operations related to the assets acquired in the Jomed Acquisition as compared to approximately six months of operations in 2003 and, to a lesser extent, increased market penetration.
Cost of Revenues. Cost of revenues increased $15.3 million, or 105.6%, to $29.9 million, or 48.9% of revenues in 2004, as compared to cost of revenues of $14.5 million, or 61.9% of revenues in 2003. The increase in costs is primarily due to 2004 reflecting a full year of operations related to the assets acquired in the Jomed Acquisition as compared to approximately six months of operations in 2003 and, to a lesser extent, increased sales volume.
Gross margin was 51.1% of revenues in 2004 as compared to 38.1% of revenues in 2003. The improvement in gross margin in 2004 as compared to 2003 resulted from the implementation of various initiatives, which reduced our cost of revenues. These initiatives included facility consolidation and streamlining of our manufacturing processes.
Selling, General and Administrative. Selling, general and administrative expenses increased $16.5 million, or 118.8%, to $30.4 million, or 49.7% of revenues in 2004, as compared to $13.9 million, or 59.2% of revenues in 2003. The increase in 2004 resulted primarily from a full year of the additional personnel and selling, marketing and administrative activities related to the Jomed Acquisition as compared to 2003, which reflected approximately six months of such activities.
Research and Development. Research and development expenses increased $1.7 million, or 21.5%, to $9.8 million, or 16.0% of revenues in 2004, as compared to $8.1 million, or 34.3% of revenues in 2003. The increase in research and development expenses was due to higher payroll related costs associated with higher headcount, higher material costs related to increased consumption and higher expenses related to additional clinical studies. These increases in 2004 were partially offset by a decrease in expense as 2003 reflected an expense related to the write-off of certain assets that were determined to be no longer of strategic value.
Amortization of Intangibles. Amortization expense increased $1.4 million, or 86.4%, to $2.9 million, or 4.8% of revenues in 2004, as compared to $1.6 million, or 6.7% of revenues in 2003. The increase was primarily attributable to 2004 reflecting a full year of amortization expense for intangible assets acquired in the July 2003 Jomed Acquisition as well as the purchase of IVUS technology and patents from Philips in July 2003.
Interest Expense. Interest expense increased $4.2 million to $4.8 million, or 7.8% of revenues, in 2004, as compared to $565,000, or 2.4% of revenues, in 2003. The increase in interest expense in 2004 was primarily the result of the issuance of senior subordinated notes in December 2003, higher average debt balances and higher interest rates during 2004.
Interest and Other Income (Expense), Net. Interest and other income (expense), net was income of $495,000 in 2004, as compared to income of $50,000 in 2003. The change in 2004 as compared to 2003 is primarily attributable to a gain of $342,000 on foreign exchange transactions in 2004 as compared to a loss of $63,000 in 2003.
Quarterly Operations Data
The following table sets forth unaudited quarterly summary consolidated statements of operations data for each of the eleven quarters through September 30, 2006. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited historical consolidated financial statements included elsewhere in this prospectus. In the opinion of management, all necessary adjustments, which consist only of normal and recurring adjustments, have been included to present fairly the unaudited quarterly results. This data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. These operating results may not be indicative of results to be expected for any future period.

	First	Second	Third	Fourth	First	Second	Third	Fourth	First	Second	Third
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	2004	2004	2004	2004	2005	2005	2005	2005(1)	2006	2006	2006

	(in thousands, except per share data)
Revenue	$14,510	$14,870	$14,951	$16,767	$16,467	$23,783	$26,948	$24,702	$19,872	$25,863	$27,782
Gross profit	7,136	7,533	7,925	8,644	9,308	11,603	13,451	9,695	11,652	14,395	17,222
Operating income (loss)	(3,079)	(3,095)	(2,396)	(3,295)	(2,394)	(1,025)	(528)	(5,532)	(5,320)	(2,312)	707
Net income (loss)	(4,219)	(4,256)	(3,540)	(4,176)	(3,841)	(2,672)	(1,831)	(6,917)	(6,374)	(4,163)	501
Net income (loss) per share — basic	(0.68)	(0.68)	(0.56)	(0.66)	(0.58)	(0.40)	(0.27)	(1.01)	(0.93)	(0.41)	0.02
Net income (loss) per share — diluted	(0.68)	(0.68)	(0.56)	(0.66)	(0.58)	(0.40)	(0.27)	(1.01)	(0.93)	(0.41)	0.01
Includes the following stock-based compensation expense:
Cost of revenues	(3)	—	1	16	63	65	65	65	68	68	103
Selling, general and administrative	40	149	223	265	587	207	219	254	506	601	573
Research and development	10	23	42	38	99	74	75	175	115	127	133

(1)	Reflects $3.4 million of expense included in cost of revenues for the write-down of IVUS IVG console inventory and related assets.
Liquidity and Capital Resources
Sources of Liquidity
At September 30, 2006, our cash and cash equivalents totaled $25.1 million. We invest our excess funds in a money market fund comprised of United States government treasury securities and other securities issued by the United States government and its agencies. In addition, in the future we may invest in short-term securities issued by corporations, banks, municipalities and financial holding companies.
On June 20, 2006, we completed an initial public offering of our common stock through which we sold 7,820,000 newly-issued shares of our common stock at a price of $8.00 per share. Our initial public offering resulted in net proceeds to us of $54.5 million, after deducting offering expenses and underwriters’ commissions and discounts. Pursuant to a subordinated debt agreement entered into in December 2003, we repaid the outstanding balance of $29.2 million on our senior subordinated notes, as required, with a portion of the proceeds from our initial public offering. In addition, through September 30, 2006, $2.6 million was used for other debt repayment, $1.1 million was used for capital expenditures and $137,000 was used for the acquisition of intangibles. The remaining net proceeds were invested in money market funds, in accordance with our investment policy.
At September 30, 2006, our accumulated deficit was $65.5 million. Since inception, we generated significant operating losses and as a result we did not generate sufficient cash flow to fund our operations and the growth in our business. Accordingly, we financed our operations and acquisitions primarily through the issuances of $62.5 million of preferred stock, $20.0 million of senior subordinated notes payable and $7.0 million of term loans. These issuances of equity and debt were supplemented with borrowings from our revolving credit facility and equipment financing arrangements. In addition, in July 2003, we financed a portion of our acquisition of certain IVUS patents and technology by entering into a non-interest bearing note with Philips, which requires that we make four annual payments of €725,000, or $3.3 million based on the exchange rate at inception. We recorded the present value of these deferred payments at the time of the acquisition utilizing a 4.75% discount rate. The resulting imputed interest of €314,000, or $363,000 based on the exchange rate at inception, is being charged to expense over the four-year term of the note to maturity. The present value of the outstanding obligation was €2.6 million, or $3.0 million based on the exchange rate at inception. The issuances of our senior subordinated notes, term loans and our revolving credit facility included warrants to purchase our Series B preferred stock, which automatically converted into warrants to purchase common stock, or our common stock, upon the completion of our initial public offering.
In April 2006, our revolving credit facility was amended and renewed for a one-year term and in July 2006, our revolving credit facility was further amended. Certain terms in the revolving credit facility, as amended in July 2006, have been modified, including the borrowing base and interest rate calculations and the covenant requirements and the term has been extended to May 31, 2007. Borrowings under the revolving credit facility, as amended in July 2006, are limited to $10.0 million, less amounts outstanding under letters of credit, a foreign exchange reserve and the aggregate amount of cash utilization services, which are subject to sub-limits of $1.0 million, $1.0 million and $500,000, respectively. The revolving credit facility bears interest at the bank’s prime rate (8.25% at September 30, 2006). As of September 30, 2006, we had no borrowings under our revolving credit facility and the full $10.0 million remained available for borrowing. The revolving credit facility is secured by substantially all of our tangible assets and certain of our intangible assets.
We are subject to financial covenants requiring us to meet certain defined profitability goals and to maintain a certain minimum quick ratio. In addition, we are subject to several covenants that place restrictions on our ability to incur additional debt and liens, pay dividends and sell or dispose of any of our assets outside the normal course of business. Under the revolving credit facility, as amended in July 2006, the minimum quick ratio requirement was raised to 1.50 to 1 and the maximum adjusted net loss amount, as defined, was lowered to $2.5 million effective with the quarter ended September 30, 2006 and to $1.5 million effective with the quarters ending December 31, 2006 and March 31, 2007. We exceeded the maximum net loss covenant in our revolving credit facility for the fourth quarter ended December 31, 2004, the first quarter ended March 31, 2005 and the fourth quarter ended December 31, 2005. The bank waived the requirement that we comply with this covenant for the fourth quarter of 2004, the first quarter of 2005 and the fourth quarter of 2005. We were in compliance with all other covenants and limitations included in the provisions of our loan and credit agreements as of December 31, 2004 and 2005 and, as amended, as of September 30, 2006.
Cash Flows
Cash Flows from Operating Activities. Cash used in operating activities of $8.7 million for the nine months ended September 30, 2006 reflected our net loss of $10.0 million, offset by adjustments for non-cash expenses consisting primarily of depreciation and amortization of $6.7 million, interest capitalized as debt principal of $2.0 million, stock-based compensation expense of $2.3 million and the amortization of debt discount and deferred financing fees of $1.7 million. In addition, accounts receivable increased $6.1 million, which reflects higher sales activity in the three months ended September 30, 2006, inventories increased $1.8 million to support current sales activity, and accounts payable and accrued liabilities decreased $2.0 million, which resulted primarily from the timing of payments.
Cash provided by operating activities of $2.8 million for the nine months ended September 30, 2005 reflected our net loss of $8.3 million, offset by adjustments for non-cash expenses consisting primarily of depreciation and amortization of $5.2 million, interest capitalized as debt principal of $2.8 million and stock-based compensation expense of $1.5 million. In addition, accounts receivable increased $4.1 million, which was related to higher sales activity in the three months ended September 30, 2005, primarily related to our new distribution relationship in Japan. These uses of cash were offset by an increase in accounts payable and accrued liabilities of $4.9 million and an increase in deferred revenues of $827,000, resulting from higher shipment, sales and manufacturing activity in the nine months ended September 30, 2005, also related to our new distribution relationship in Japan.
Cash provided by operating activities of $2.6 million for 2005 reflected our net loss of $15.3 million, offset by adjustments for non-cash expenses consisting primarily of depreciation and amortization of $7.1 million, interest capitalized as debt principal of $3.8 million and stock compensation expense of $1.9 million. In addition, accounts receivable increased $4.1 million and inventories increased $2.7 million reflecting higher sales and manufacturing activity in 2005, as well as purchases of components for new product introductions. These uses of cash were offset by an increase in accounts payable and accrued liabilities of $9.9 million, resulting from the higher sales and manufacturing activity in 2005 as well as purchases of components for new product introductions, higher accrued compensation costs reflecting continued growth in our employee headcount, and a $2.0 million accrual for losses on non-cancelable IVUS IVG inventory purchase commitments.
Cash used in operating activities of $5.7 million for 2004 reflected our net loss of $16.2 million, offset by adjustments for non-cash expenses consisting primarily of depreciation and amortization of $6.0 million, interest capitalized as debt principal of $3.3 million and an increase in accounts receivable of $2.8 million. The increase in accounts receivable resulted from higher revenues in 2004. These uses of cash were partially offset by a decrease in inventories of $1.2 million, an increase in accounts payable and accrued liabilities of $895,000, and an increase of $912,000 in deferred revenue. Inventory decreased due to the timing of material purchases and product shipments to our customers, while accounts payable and accrued liabilities increased primarily due to higher accrued compensation costs reflecting growth in our employee headcount in 2004.
Cash used in operating activities of $5.9 million for 2003 reflected our net loss of $15.1 million, offset by adjustments for non-cash expenses consisting primarily of depreciation and amortization of $3.0 million and an increase in accounts receivable of $4.1 million. The increase in accounts receivable resulted from the commencement of our product sales in July 2003 in conjunction with the Jomed Acquisition. These uses of cash were partially offset by an increase in accounts payable and accrued liabilities of $6.2 million and deferred license fees from a related party of $2.4 million. The increases in accounts payable and accrued liabilities resulted from the commencement of our operating activities in conjunction with the Jomed Acquisition. In July 2003, we licensed rights to Medtronic to manufacture and market certain products incorporating our IVUS technology for $2.5 million, which is being amortized into revenue over the 10-year term of the license agreement.
Cash Flows from Investing Activities. Cash used in investing activities was $3.8 million in the nine months ended September 30, 2006, $4.7 million in the nine months ended September 30, 2005, $6.0 million in 2005, $3.0 million in 2004 and $26.1 million in 2003. Cash used in investing activities during the nine months ended September 30, 2006 was primarily related to capital expenditures for medical diagnostic equipment and manufacturing equipment. Cash used in investing activities during the nine months ended September 30, 2005, 2005 and 2004 was primarily related to capital expenditures for medical diagnostic equipment, manufacturing equipment, the upgrade of our computer system and the expansion of our manufacturing and research and development facilities. Cash used in investing activities during 2003 was primarily related to the Jomed Acquisition and the acquisition of the Philips technology and patents, partially offset by proceeds from the sale and maturities of available-for-sale investments.
Capital expenditures were $5.6 million in 2005 and $3.6 million in the nine months ended September 30, 2006. We expect that our capital expenditures in 2006 will be approximately $6.0 million, primarily for the purchase of medical diagnostic equipment and manufacturing equipment.
Cash Flows from Financing Activities. Cash provided by financing activities was $22.3 million in the nine months ended September 30, 2006, $7.3 million in the nine months ended September 30, 2005, $7.3 million in 2005 and $50.0 million in 2003. Cash used in financing activities was $313,000 in 2004. Net cash provided by financing activities in the nine months ended September 30, 2006 consisted primarily of the net proceeds from our initial public offering, partially offset by the repayment of debt. Net cash provided by financing activities in 2005 and the nine months ended September 30, 2005 consisted primarily of proceeds from the sale of preferred stock, the issuance of debt and the sale of common stock, partially offset by the repayment of debt. Net cash used in financing activities in 2004 consisted primarily of the repayment of debt, partially offset by the issuance of debt. Net cash provided by financing activities in 2003 consisted primarily of proceeds from the issuance of debt and the sale of preferred stock, partially offset by the repayment of debt.

Future Liquidity Needs
Our future liquidity and capital requirements will be influenced by numerous factors, including the extent and duration of future operating losses, the level and timing of future sales and expenditures, the results and scope of ongoing research and product development programs, working capital required to support our sales growth, the receipt of and time required to obtain regulatory clearances and approvals, our sales and marketing programs, the continuing acceptance of our products in the marketplace, competing technologies and market and regulatory developments. Given our current cash and cash equivalents, we believe that the cash generated from our initial public offering, this public offering and, if required, borrowings under our revolving credit facility, will be sufficient to fund working capital requirements, capital expenditures, debt service and operations for at least the next 12 months. We intend to retain any future earnings to support operations and to finance the growth and development of our business, and we do not anticipate paying any dividends in the foreseeable future.
Our ability to fund our longer-term cash needs is subject to various risks, many of which are beyond our control— See “Risk Factors.” Should we require additional funding, such as to satisfy our short-term and long-term debt obligations when due, or to make additional capital investments, we may need to raise the required additional funds through bank borrowings or public or private sales of debt or equity securities. We cannot assure that such funding will be available in needed quantities or on terms favorable to us.
As of December 31, 2005, we had Federal and state net operating loss carryforwards of $38.0 million and $17.0 million, respectively, available to reduce future taxable income if we become profitable. We expect to utilize our available net operating loss carryforwards to reduce future tax obligations in the event we are successful in achieving profitability. However, limitations on our ability to use net operating loss carryforwards and other minimum state taxes may increase our overall tax obligations.
Contractual Obligations
The following table summarizes our significant contractual obligations and commercial commitments as of December 31, 2005 for each of the periods indicated:

	Payment Due By Period

Contractual Obligations and Commercial		Less Than			More than
Commitments	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(in thousands)
Senior subordinated notes(1)	$27,216	$27,216	$—	$—	$—
Other debt	4,551	3,074	1,477	—	—
Interest on debt(2)	2,533	2,335	198	—	—
Capital lease obligations (including interest)	100	46	54	—	—
Operating lease obligations(3)	5,886	1,499	3,146	1,241	—
Minimum payments under license agreements(4)	1,184	—	592	592	—
Non-cancelable purchase commitments(5)	5,309	5,309	—	—	—

Total	$46,779	$39,479	$5,467	$1,833	$—

(1)	Our senior subordinated notes were repaid upon the closing of our initial public offering. The stated maturity of the debt was December 9, 2008.

(2)	Interest payments on our senior subordinated notes were calculated assuming the debt would be repaid in June 2006. Future interest payments on all other debt are based on the assumption that the debt is outstanding until maturity and all interest expense has been calculated for all future periods using the rate implicit in the respective debt agreements.

(3)	We lease office space and have entered into other lease commitments in the United States as well as locations in Europe and Asia. Operating lease obligations include future minimum lease payments under all our non-cancelable operating leases as of December 31, 2005.

(4)	Our license agreements include provisions that require us to make milestone or royalty payments to the licensor based on the amount of future sales of covered products. Certain of these agreements require that the royalties we pay in a given year total at least a minimum amount as set forth in the agreements. The royalty obligations we may incur in excess of these minimum amounts are not included in the table above because we cannot, at this time, determine the timing or amount of these obligations.

(5)	Consists of non-cancelable commitments primarily for the purchase of production materials. As of September 30, 2006, the future minimum payments under these non-cancelable purchase commitments, all requiring payment before March 31, 2007, totaled $7.4 million.

Indemnification Agreements
In conjunction with the sale of our products in the ordinary course of business, we provide standard indemnification to business partners and customers for losses suffered or incurred for patent, copyright or any other intellectual property infringement claims by any third parties with respect to our products. The term of these indemnification arrangements is generally perpetual. The maximum potential amount of future payments we could be required to make under these agreements is unlimited. As of December 31, 2005, we have not incurred any costs to defend lawsuits or settle claims related to these indemnification arrangements.
Critical Accounting Policies
Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.
Critical accounting policies are those that are both important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. In order to provide an understanding about how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified our critical accounting policies below.
Revenue Recognition. We recognize revenues in accordance with Staff Accounting Bulletin, or SAB, No. 104 when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. Revenue from the sale of our products is generally recognized when title and risk of loss transfers to the customer upon shipment, the terms of which is generally free on board shipping point. We use contracts and customer purchase orders to determine the existence of an arrangement. We use shipping documents and third-party proof of delivery to verify that title has transferred. We assess whether the fee is fixed or determinable based upon the terms of the agreement associated with the transaction. To determine whether collection is probable, we assess a number of factors, including past transaction history with the customer and the creditworthiness of the customer.
We frequently enter into sales arrangements with customers that contain multiple elements or deliverables, and for these we apply the provisions of Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. We are required to make judgments which impact the timing and amount of revenue recognized in a given period. For example, because the sale of our products and services are often contemplated in a single arrangement, we make judgments as to the allocation of the proceeds received from the arrangement to the multiple elements of the arrangement, the determination of whether any undelivered elements are essential to the functionality of the delivered elements and the appropriate timing of revenue recognition. In addition, our ability to establish and maintain objective and reliable evidence of fair value for the elements in our arrangements could affect the timing of revenue recognition. The elements of a typical revenue arrangement can include a console, options for the console, single-procedure disposable products and a service and maintenance agreement.
Inventory Valuation. We state our inventories at the lower of cost or market value, determined on a first-in, first-out basis. We provide inventory allowances when conditions indicate that the selling price could be less than cost due to obsolescence, and reductions in estimated future demand. We balance the need to maintain strategic inventory levels with the risk of obsolescence due to changing technology and customer demand levels. Unfavorable changes in market conditions may result in a need for additional inventory reserves that could adversely impact our gross margins. Conversely, favorable changes in demand could result in higher gross margins when we sell products.

Valuation of Long-lived Assets. Our long-lived assets consist of property and equipment and intangible assets. Equipment is carried at cost and is depreciated over the estimated useful lives of the assets, which are generally three to five years, and leasehold improvements are amortized over the lesser of the lease term or the estimated useful lives of the improvements, which is between three and ten years. The straight-line method is used for depreciation and amortization. Intangible assets primarily consist of developed technology, customer relationships, licenses, and patents and trademarks, which are amortized using the straight-line method over periods ranging from three to ten years, representing the estimated useful lives of the assets. We capitalize external legal costs and filing fees associated with obtaining patents on our new discoveries and amortize these costs using the straight-line method over the shorter of the legal life of the patent or its economic life, generally ten years. Acquired intellectual property is recorded at cost and is amortized over its estimated useful life. We believe the useful lives we assigned to these assets are reasonable.
We consider no less frequently than quarterly whether indicators of impairment of long-lived assets are present. These indicators may include, but are not limited to, significant decreases in the market value of an asset and significant changes in the extent or manner in which an asset is used. If these or other indicators are present, we determine whether the estimated future undiscounted cash flows attributable to the assets in question are less than their carrying value. If less than their carrying value, we recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by discounted future cash flows, appraisals or other methods.
The evaluation of asset impairments relative to long-lived assets require us to make assumptions about future cash flows over the life of the asset being evaluated which requires significant judgment. Actual results may differ from assumed or estimated amounts.
Stock-based Compensation. Effective January 1, 2006, we began accounting for share-based awards under the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123(R), which requires the recognition of the fair value of stock-based compensation. Under the fair value recognition provisions of SFAS No. 123(R), stock-based compensation cost is estimated at the grant date based on the fair value of the awards expected to vest and recognized as expense ratably over the requisite service period of the award.
We adopted SFAS No. 123(R) using the modified prospective method which requires the application of the accounting standard as of January 1, 2006. Our consolidated financial statements as of and for the three months ended March 31, 2006 reflect the impact of SFAS No. 123(R). In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).
Previously, we used the intrinsic method of accounting for employee stock options under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB No. 25, and presented disclosure of pro forma information required under SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123, or SFAS No. 148. For stock options granted to employees under APB No. 25, no compensation expense was recognized unless the exercise price was less than the estimated fair market value at the date of grant. We apply the provisions of EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services, and use the Black-Scholes option-pricing model to determine the fair value of each option grant to non-employees. See Note 6 to our interim consolidated financial statements.
The fair value of the common stock for options granted through March 31, 2005 was originally determined by our board of directors, with input from management. We did not obtain contemporaneous valuations by an unrelated valuation specialist in connection with these grants. Instead, we relied on our board of directors, the members of which we believe have extensive experience in the medical device market and are accredited venture capital investors, to determine a reasonable estimate of the then-current fair value of our common stock. Since there was no public market for our shares, our board of directors exercised judgment in determining the estimated fair value of our common stock on the date of grant based on several factors, including transactions in our preferred and common stock, the rights and benefits that preferred stock holders are entitled to that holders of our common stock are not, key milestones achieved in our business including forecasted revenues and cash flows, product development and market acceptance, our financial condition, equity market conditions, and the likelihood of continuing as a going concern. Based on these factors, we granted options for the period from January 1, 2004 through March 31, 2005 at exercise prices ranging from $0.33 to $1.65.
Subsequently, we reassessed the valuations of our common stock relating to options granted beginning with the 2004 fiscal year. As part of this reassessment, our board of directors obtained retrospective valuations prepared by management, which management believes follows substantially the same methodology used by valuation specialists as outlined in the AICPA’s Practice Aid Valuation of Privately-Held-Company Equity Securities Issues as Compensation. Based on these retrospective valuations, the fair value of the common stock underlying options granted in the period from January 1, 2004 through March 31, 2005 was determined to be from $0.83 to $5.06. In addition to the factors discussed above which our board of directors considered in determining the estimated fair value of our common stock, they also considered the market release of a new IVUS catheter in early 2004, the sale of our Series C preferred stock to accredited investors in early 2005, the expansion of our Japanese distribution channel in early 2005 and the potential impact that liquidity events would have on us such as an initial public offering, a merger or sale with another company, or the forced liquidation of our company.
The procedures performed as part of the retrospective valuations for determining the fair value of our common stock were based on a probability-weighted combination of the market multiple approach and income approach to estimate the aggregate equity value of us at specific stock option grant dates.
The market multiple approach was based on revenues, earnings before interest, taxes, depreciation and amortization, or EBITDA, and net income considered to be representative of our future performance, and multiplying these figures by a range of appropriate risk-adjusted multiples. The market multiples were obtained through the market comparison method, where companies having their stock traded in the public market were used as a basis for choosing reasonable market multiples.
The income approach involves applying appropriate discount rates to estimated debt-free cash flows that are based on forecasts of our revenue and costs. The projections used for each valuation date were based on the expected outlook on our operating performance through the forecast periods. The assumptions underlying the estimates were consistent with our board of directors’ approved business plan. The future debt-free cash flows were determined by subtracting from EBITDA taxes and future capital spending and adjusting for future changes in net working capital. The interim debt-free cash flows and resulting terminal value were then discounted at a rate based on the weighted-average cost of capital of comparable companies, as adjusted for our specific risk profile. There is inherent uncertainty in these estimates. If different discount rates had been used, the valuations would have been different.
After estimating our average value based on the market multiple and income approaches, we then utilized a probability-weighted expected return method. Under the probability-weighted expected return method, the value of our common stock was estimated based upon an analysis of values assuming various outcomes, such as an initial public offering, merger or sale, forced liquidation, and remaining private, and the estimated probability of each outcome assuming that all preferred stock is converted into common stock.
From April 2005 and until our initial public offering, our board of directors obtained contemporaneous valuations prepared by management which follow the same procedures as those used in the retrospective valuations described above. In addition to the factors discussed above, our board of directors considered specific business milestones including the introduction of VH IVUS functionality for our IVUS IVG consoles in May 2005, the sale of common stock to two new independent members of the board of directors in the fourth quarter of 2005 and the initial release of our new s5 console in late 2005. In addition, we considered the events occurring late in 2005 concerning our potential initial public offering, including our meetings with potential investment bankers.
For financial reporting purposes for the period from January 1, 2004 through December 31, 2005, for options granted to employees we recorded stock-based compensation under APB No. 25 representing the difference between the estimated fair value of common stock and the option exercise price. Beginning January 1, 2006, with the adoption of SFAS No. 123(R), we recorded stock-based compensation based upon estimated fair values. The following table shows information concerning all options granted during the period January 1, 2004 through the date of our initial public offering:

			Fair Value of
	Number of	Option	Common
	Options	Exercise	Stock on	Intrinsic Value
Grant Date	Granted	Price	Grant Date(1)	Per Share

2004 Grants:
January 2004	127,273	$0.33	$0.83	$0.50
March 2004	113,636	0.33	0.83	0.50
June 2004	56,818	0.33	1.49	1.16
July 2004	478,314	0.33	2.75	2.42
October 2004	72,727	0.33	4.02	3.69
November 2004	40,909	0.33	4.02	3.69
December 2004	227,273	0.33	4.02	3.69
December 2004	101,818	0.83	4.02	3.19

Total	1,218,768

2005 Grants:
January 2005	153,456	$0.83	$5.06	$4.23
January 2005	117,568	1.65	5.06	3.41
April 2005	195,455	5.78	5.78	—
June 2005	90,455	5.78	5.78	—
July 2005	908,636	6.49	6.49	—
October 2005	270,273	8.36	8.36	—

Total	1,735,843

2006 Grants:
February 2006	145,406	$10.56	$10.56	$—
May 2006	91,353	10.56	10.56	—
July 2006	66,500	8.50	8.50	—

Total	303,259

(1)	The estimated fair values for the period January 1, 2004 through March 31, 2005 have been determined based upon retrospective valuations prepared by management and the estimated fair values shown for the period April 1, 2005 through the date of our initial public offering are based upon contemporaneous valuations prepared by management.
In connection with the grant of stock options to employees and directors under APB No. 25, we recorded an aggregate of $4.3 million in deferred stock-based compensation, net of forfeitures, with respect to stock options granted through December 31, 2005. In total, we amortized $1.5 million of deferred stock compensation into expense through December 31, 2005. As of December 31, 2005, our deferred stock compensation was $2.9 million.
Prior to our initial public offering, the determination of the fair value of our common stock involved significant judgments, assumptions, estimates and complexities that impacted the amount of deferred stock-based compensation recorded under APB No. 25 and the resulting amortization in future periods. Under SFAS No. 123(R), we have used the Black-Scholes option-pricing model to estimate fair value of our stock-based awards which requires various judgmental assumptions including estimating stock price volatility, expected life and forfeiture rates. If we had made different assumptions, the amount of our deferred stock-based compensation, stock-based compensation expense, gross margin, net loss and net loss per share amounts could have been significantly different. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the practice aid to determine the fair value of our common stock and that deferred stock-based compensation and related amortization were recorded properly for accounting purposes. If any of the assumptions used change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.
The fair value of each option award under SFAS No. 123 and SFAS No. 123(R) is estimated on the date of grant using the Black-Scholes option-pricing model using the weighted average assumptions noted in the table below:

	Years Ended			Nine Months Ended
	December 31,			September 30,

	2003	2004	2005	2005	2006

Risk-free interest rate	3.0%	3.5%	3.9%	3.8% to 4.1%	4.6% to 5.0%
Expected life (years)	5	5	5	5	4.75
Estimated volatility	75%	75%	75%	75%	55% to 61%
Expected dividends	None	None	None	None	None
The risk-free interest rate for periods within the contractual life of the option is based on the implied yield available on U.S. Treasury constant rate securities with the same or substantially equivalent remaining terms at the time of grant.
For options granted prior to January 1, 2006, and valued in accordance with SFAS No. 123, the expected life of our stock options was based upon the historical experience of similar awards, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee behavior. We recognized option forfeitures as they occurred as allowed by SFAS No. 123. Estimated volatility was calculated using the implied volatility of the common stock of comparable medical device companies.
For options granted after January 1, 2006, and valued in accordance with SFAS No. 123(R), we adopted a temporary “shortcut approach” as permitted by SAB No. 107 to develop an expected life of an employee stock option. Under this approach, the expected life is presumed to be the mid-point between the vesting date and the contractual end of the option term. We estimate forfeitures and only recognize expense for those shares expected to vest. Our estimated forfeiture rate in the nine months ended September 30, 2006 is based on our historical forfeiture experience. Estimated volatility under SFAS No. 123(R) is calculated using the trading history of the common stock of comparable medical device companies.
In the nine months ended September 30, 2005, the compensation committee of our Board of Directors approved the acceleration of vesting of certain non-employee stock options representing options to purchase 84,545 shares of our common stock. In connection with the acceleration of the vesting of these options, we recorded charges totaling $412,000 in the three months ended March 31, 2005.
As of September 30, 2006, we had $5.9 million of unrecognized compensation remaining to be amortized over a weighted-average term of 2.7 years.
Income Taxes. We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Our deferred tax assets are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are expected to be recovered or settled.
The realization of our deferred tax assets, which had a gross carrying value of $22.4 million at December 31, 2005, is dependent upon our ability to generate sufficient future taxable income. We have established a full valuation allowance against our deferred tax assets to reflect the uncertainty of realizing the deferred tax benefits, given our historical losses. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A review of all available positive and negative evidence needs to be considered, including our past and future performance, the market environment in which we operate, the utilization of tax attributes in the past, and the length of carryforward periods and evaluation of potential tax planning strategies. We expect to continue to maintain a full valuation allowance until an appropriate level of profitability is sustained or we are able to develop tax strategies that would enable us to conclude that it is more likely than not that a portion of our deferred tax assets would be realizable.
Seasonality
Our business is generally seasonal in nature. Historically, demand for our products has been the highest in the fourth quarter. We traditionally experience lower sales volumes in the third quarter than throughout the rest of the year as a result of the holiday schedule during the summer months. Our working capital requirements vary from period to period depending on manufacturing volumes, the timing of deliveries and the payment cycles of our customers.
Quantitative and Qualitative Disclosures About Market Risk
Market risk represents the risk of changes in the value of market risk sensitive instruments caused by fluctuations in interest rates, foreign exchange rates and commodity prices. Changes in these factors could cause fluctuations in our results of operations and cash flows. In the ordinary course of business, we are exposed to interest rate and foreign exchange risk. Fluctuations in interest rates and the rate of exchange between the U.S. dollar and foreign currencies, primarily the Euro, could adversely affect our financial results.
Our exposure to interest rate risk at September 30, 2006 is related to the investment of our excess cash into highly liquid financial investments with original maturities of three months or less. We invest in money market funds in accordance with our investment policy. The primary objectives of our investment policy are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. Our investment policy specifies credit quality standards for our investments. Due to the short-term nature of our investments, we have assessed that there is no material exposure to interest rate risk arising from them.
As of September 30, 2006, all principal amounts outstanding under our debt obligations were at fixed rates of interest.
We are exposed to foreign currency risk related to our European operations, including Euro denominated intercompany receivables. We also have a note payable denominated in Euros with a third party. Because our intercompany receivables and our notes payables are accounted for in Euros, any appreciation or devaluation of the Euro will result in a gain or loss to the consolidated statements of operations.
Recent Accounting Pronouncements
In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes— an interpretation of FASB Statement No. 109 (FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. It prescribes a recognition threshold and measurement methodology for financial statement reporting purposes and promulgates a series of new disclosures of tax positions taken or expected to be taken on a tax return for which less than all of the resulting tax benefits are expected to be realized. This interpretation is effective for fiscal years beginning after December 15, 2006. We will adopt this interpretation in the first quarter of 2007. We are currently evaluating the requirements of FIN 48 and have not yet determined the impact on our consolidated financial statements.
Inflation
We believe that inflation has not had a material impact on our historical results of operations; however, there can be no assurance that our business will not be affected by inflation in the future.

BUSINESS
Overview
We develop, manufacture and commercialize a broad suite of intravascular ultrasound, or IVUS, and functional measurement, or FM, products that we believe enhance the diagnosis and treatment of vascular and structural heart disease. Vascular disease, or atherosclerosis, is caused by the accumulation of fat-laden cells in the inner lining of the artery, leading to the formation of plaque or lesions. Accumulation of plaque in the arteries narrows the diameter of the inner channel of the artery, or the lumen, which reduces blood flow. During an IVUS procedure, an imaging catheter is placed inside an artery to produce a cross-sectional image of the size and shape of the artery’s lumen and provides information concerning the composition and density of plaque or lesions and the condition of the layers of the surrounding arterial walls. Our IVUS products consist of consoles, single-procedure disposable catheters and advanced functionality options. FM devices measure the pressure and flow characteristics of blood around plaque thereby allowing physicians to gauge the plaque’s impact on blood flow and pressure. Our FM products consist of pressure and flow consoles and single-procedure disposable pressure and flow guide wires. During 2005, we generated worldwide revenues of $91.9 million from the sale of our products and an operating loss of $9.5 million. While we were profitable during the quarter ended September 30, 2006, since inception, we have not been profitable over a full fiscal year and, as of September 30, 2006, our accumulated deficit was $65.5 million. As of September 30, 2006, we had a worldwide installed base of over 1,600 IVUS consoles and over 700 FM consoles. We intend to grow and leverage this installed base of consoles to drive recurring sales of our single-procedure disposable catheters and guide wires, which accounted for 76.0% of our revenues in the nine months ended September 30, 2006.
Vascular disease in the coronary arteries is referred to as coronary artery disease, or CAD, and in the peripheral arteries is referred to as peripheral artery disease, or PAD. Additionally, there are numerous anatomical disease conditions in the heart, commonly referred to as structural heart disease, including any variation from the normal rhythm of the heartbeat, or arrhythmias, any incomplete closure of the two upper chambers of the heart, or patent foramen ovale disorders, a blood-filled dilation of a blood vessel caused by the weakening of the wall of the aorta, or an abdominal aortic aneurysm, and disease of the heart valve, or valve disease.
While atherosclerosis is often characterized by narrowing of the lumen, or stenosis, it can also take the form of plaque or lesions that are not stenotic but are more likely to rupture and cause blood clots that may block the lumen. These non-stenotic lesions are known as vulnerable plaque. Based on clinical studies, up to 86% of heart attacks and 88% of strokes may be caused by vulnerable plaque that has ruptured. Vulnerable plaque can occur in the coronary or peripheral arteries and has the ability to rupture at any time, without warning, causing a heart attack or stroke. There are no diagnostic modalities that have been proven in clinical studies to identify vulnerable plaque. As a result, vulnerable plaque remains an untreated medical condition.
According to the American Heart Association, or AHA, over 70 million people in the United States have cardiovascular disease. CAD affects approximately 13 million people in the United States with approximately 3 million of those cases requiring interventional diagnosis or treatment each year. Interventional procedures are done percutaneously, or through a minimally invasive incision in the skin in order to gain access to parts of the anatomy through an artery. PAD affects more than 8 million people in the United States with approximately 2 million of those cases requiring intervention each year. Structural heart disease affects approximately 5 million people in the United States, with approximately 1 million of those cases requiring surgical intervention each year.
Interventional procedures are performed in hospital-based interventional surgical suites called cath labs where the radiographic visualization of the arteries, veins or cardiac chambers after the injection of a contrast medium, or angiography, provides real-time visualization that enables physicians to insert and navigate tools such as catheters, guide wires, stents and other devices into the vasculature or chambers of the heart to diagnose and deliver therapy. Additionally, in conjunction with angiography, IVUS and

FM devices are used to help diagnose disease, plan percutaneous intervention and deliver therapy. Although great strides have been made in improving percutaneous interventional techniques, significant challenges remain that reduce the effectiveness of current treatments and limit the number of complex procedures and the types of diseases that can be diagnosed and treated. These challenges primarily involve limitations of angiography as the primary means for diagnosing and guiding percutaneous interventions and the historical limitations of IVUS and FM products.
We believe our products enhance the percutaneous diagnosis and interventional treatment of vascular and structural heart disease by improving the efficiency and efficacy of existing percutaneous interventional procedures and by enabling important new therapeutic solutions. As a result, we believe that our IVUS and FM products have the potential to become the standard of care for these procedures and will address the needs of patients, hospitals, physicians and third-party payors on a cost-effective basis.
We market our products to physicians and technicians who perform percutaneous interventional procedures in hospitals and to other personnel who make purchasing decisions on behalf of hospitals. Our IVUS consoles are marketed as stand-alone units or customized units that can be integrated into a variety of cath labs. We have developed customized cath lab versions of these consoles and are developing advanced functionality options as part of our vfusion cath lab integration initiative. With the commercialization of our s5i and s5i GE Innova IVUS consoles and upon the commercialization of other new products and technologies, our vfusion offering will include cath lab-integrated IVUS and FM capabilities, our real-time VH IVUS functionality with color-coded identification of plaque composition, automatic drawing of lumen and plaque borders, and IVUS and angiographic image synchronization, or co-registration, in two- or three-dimensions. Our vfusion offering will also support IVUS integrated with other interventional devices, such as Medtronic’s Pioneer re-entry device, used to cross lesions that are completely blocked. The significantly expanded functionality of our vfusion offering will allow for networking of patient information, control of IVUS and FM information at both the operating table and in the cath lab control room, as well as the capability for images to be displayed on standard cath lab monitors. We expect to continue to develop new products and technologies to expand our vfusion offering.
We have direct sales capabilities in the United States and Western Europe. As of September 30, 2006, we had 65 direct sales professionals in the United States and 12 direct sales professionals in Western Europe. In Japan, our largest international market, we market our products through two distributors. In addition, we have 38 distribution relationships in 27 other countries.
Vascular and Structural Heart Disease Background
Vascular disease is a progressive pathological condition caused by the accumulation of fat-laden cells in the inner lining of the vascular arteries, leading to a localized patchy thickening, called a plaque or lesion. As the plaque expands into the lumen, the diameter of the lumen narrows. This narrowing reduces blood flow to tissues, such as the heart muscle, eventually leading to tissue death. Vascular disease occurs in the blood vessels of every organ and anatomic area of the body, resulting in a range of symptoms and in many cases leading to functional impairment or death. Mortality from vascular disease can occur as a result of heart attack, congestive heart failure, stroke, kidney failure and diabetes-related vascular complications. Atherosclerosis in the coronary arteries is referred to as CAD and in the peripheral arteries is referred to as PAD.
While atherosclerosis is often characterized by stenosis, it can also take the form of lesions that are not stenotic but are more likely to rupture and cause blood clots that cause blockages within the lumen. These complex and dangerous lesions are referred to as vulnerable plaque. Based on clinical studies, up to 86% of heart attacks and 88% of strokes may be caused by vulnerable plaque that has ruptured. Vulnerable plaque is difficult to detect, often affects those who are otherwise asymptomatic of CAD or PAD and is an untreated medical condition.
In addition to CAD and PAD, there are numerous anatomical disease conditions in the heart, commonly referred to as structural heart disease. Structural heart disease includes arrhythmias, PFO, AAA and valve disease. A number of these diseases are currently treated using open surgical procedures that have high costs, long recovery times, increased mortality and morbidity, and patient qualification limitations. Physicians are increasingly using minimally invasive therapeutic devices to address CAD, PAD and structural heart disease.
Market Opportunity
According to the AHA, over 70 million people in the United States have cardiovascular disease. Cardiovascular disease is the leading cause of death for both men and women in the United States and results in over $400 billion in direct and indirect costs. CAD affects approximately 13 million people in the United States with approximately 3 million of those cases requiring interventional diagnosis or treatment each year. Interventional procedures are done percutaneously, or through a minimally invasive incision in the skin in order to gain access to parts of the anatomy through an artery. AHA estimates that PAD affects more than 8 million people in the United States with approximately 2 million of those cases requiring intervention each year. Structural heart disease affects approximately 5 million people in the United States, with approximately 1 million of those cases requiring surgical intervention each year.
The AHA estimates that 700,000 new and 500,000 recurrent heart attacks occur in the United States each year and the prevalence of people who have survived a heart attack is 7.2 million. Similarly, as the progression of CAD leads to heart attacks, PAD can also lead to blockage of blood flow to or in the brain thereby leading to a stroke. According to the AHA, 88% of all strokes result from a blockage of blood flow to, or in the brain. The AHA estimates that 500,000 new and 200,000 recurrent strokes occur in the United States each year and the prevalence of people who have survived a stroke is 5.5 million. We believe that the annual occurrence of CAD, PAD and the associated heart attacks and strokes in Europe and Japan combined is similar to that of the United States. Better diagnosis and treatment of both asymptomatic and symptomatic patients could reduce the number of new and recurrent heart attacks and strokes.
In order to diagnose and treat vascular disease, the medical community over the last several years has made a significant shift towards the use of minimally invasive procedures. Based on industry estimates, we believe that physicians currently perform over 4 million diagnostic angiographies and approximately 2 million percutaneous coronary interventions, or PCIs, worldwide each year and approximately 3 million percutaneous interventional peripheral artery procedures and approximately 1 million structural heart procedures in the United States each year. We estimate based on current IVUS catheter prices, these approximately 10 million procedures represent a worldwide market opportunity of over $6 billion. This procedure base continues to grow due to patient demand for less invasive procedures, demographics, increased rates of diabetes and obesity, cost containment pressure, advancing diagnostic and therapeutic approaches, and an increasing incidence of CAD, PAD and structural heart disease.
Cath labs are defined by the type of procedure being performed and are known as interventional cardiology cath labs, peripheral cath labs, electrophysiology cath labs where physicians use electrical signals to measure and manipulate a patient’s heartbeat, and vascular cath labs. Various specially trained physicians who use x-rays and other invasive and non-invasive imaging techniques to see inside the body while they guide catheters through blood vessels, or interventionalists, are trained to perform percutaneous interventional procedures. These include interventional cardiologists, peripheral interventionalists, electrophysiologists, interventional radiologists, vascular surgeons and neuro-vascular surgeons. We estimate there are approximately 700 new and replacement cardiology cath labs being installed worldwide each year and there are approximately 3,700 cardiology cath labs in the United States installed at approximately 1,900 hospitals. Based on procedure volume, we estimate there are over 2,000 cardiology cath labs located throughout the rest of the world.
Current Percutaneous Interventional Diagnosis and Treatment Approaches and Limitations
Interventional diagnostic and therapeutic procedures are performed in a cath lab where real-time angiography, enhanced by the injection of contrast dye, provides diagnostic visualization and also enables physicians to insert and navigate tools such as catheters, guide wires, stents and other devices into the vasculature or chambers of the heart to further refine diagnosis and deliver therapy. Additionally, in conjunction with angiography, IVUS and FM devices are used to help diagnose disease, plan percutaneous intervention and deliver therapy. In IVUS-guided PCI procedures, a guide wire is inserted into the artery to help with navigation of an IVUS catheter to the lesion site. The physician uses the IVUS catheter to diagnose and plan treatment. Finally, a catheter or therapeutic device is threaded over the guide wire to perform the necessary treatment. After treatment, angiography, IVUS and FM are used to ensure that the therapy has been optimized and determine that no additional treatment is necessary.
Percutaneous interventional procedures are effective at treating a broad population of patients with vascular disease without the patient trauma, potential complications, extended recovery times and costs generally associated with open surgery. The use of drug-eluting stents has increased the number of patients benefiting from PCI procedures because physicians can now treat highly complex diseases such as multiple plaque lesions, bifurcations, abnormally long lesions and chronic total occlusions of the blood vessels by plaque, or CTO. However, there is increasing concern over the safety of drug-eluting stents and the associated risk of thrombosis, which can lead to significant clinical events. While the use of drug-eluting stents in CAD to treat lesions that are significantly occluded has become more common, it only addresses a fraction of the plaque that may cause heart attacks. Current diagnostic technologies, such as angiography, are not able to identify many of the lesions that can cause heart attacks or strokes.
Although great strides have been made in improving percutaneous interventional techniques, significant challenges remain that reduce the effectiveness of current diagnostic and therapeutic procedures and limit the number of complex procedures and the types of diseases that can be diagnosed and treated. These challenges primarily involve limitations of angiography as the primary means for diagnosing and guiding percutaneous interventions and the historical limitations of IVUS and FM products.
Angiography
Traditionally, interventionalists have relied on the use of angiography to identify diseased portions of vessels, to monitor treatment and to evaluate the therapeutic result. Angiography requires injection of a contrast dye into the artery to be imaged. By observing the flow of the dye through the artery on a monitor connected to an x-ray device, the interventionalist estimates the size and shape of the arterial lumen. Because flowing blood disperses the dye, repeated injections are necessary to permit prolonged imaging which results in radiation exposure to the patient and physicians. Since angiographic images are grayscale and two-dimensional, they provide limited information about the lesion and artery and also make it difficult to assess complex artery anatomy and bifurcations. In addition, angiography lacks the ability to provide any information about plaque and its composition.
Challenges persist with angiographic approaches to diagnosing and treating vascular and structural heart disease, including:

•	difficulty in assessing the need for stent therapy;

•	inability to identify composition or quantity of plaque;

•	developing stent deployment strategies such as geographic location, balloon pressures, pre-dilatation and vessel preparation;

•	accurately determining stent sizing, length and diameter;

•	difficulty in properly placing the stent; and

•	difficulty in accurately assessing stent deployment and therapeutic outcome.
The American College of Cardiology guidelines state that the limitations of coronary angiography for percutaneous diagnostic and interventional procedures can be reduced by the use of adjunctive technology such as intracoronary ultrasound imaging, flow velocity and pressure. Additionally, published data from the Stent Deployment Techniques on Clinical Outcomes of Patients treated with the Cypher® stent, or STLLR, study demonstrated that drug eluting stents were improperly placed in 66.5% of procedures using only angiography guidance. Numerous clinical studies have concluded that information obtained from the adjunctive modalities of IVUS imaging and physiology measured by FM can improve safety and outcomes.
For the diagnosis and treatment of structural heart disease, challenges include precisely diagnosing the disease, delivering the treatment device to the correct site and assessing results through angiography. Consequently, numerous patients who could be candidates for percutaneous interventional approaches are prescribed less than optimal drug therapy or referred to invasive surgery.
Conventional Intravascular Ultrasound (IVUS)
During IVUS, an imaging device is placed inside a vessel to produce a cross-sectional image of the size and shape of the vessel’s lumen and provides information concerning the composition and density of the plaque deposits and the condition of the layers of the surrounding vessel walls. IVUS imaging is based on the same principles employed in sonar. High frequency ultrasonic waves are generated by a transducer and directed at the tissue to be imaged. When the sound waves encounter the tissue, they are reflected back to the transducer. Harder substances reflect the ultrasonic waves more strongly than softer substances, which absorb more of the wave’s energy. Analysis of the time delay and strength of the returned signal determines the distance to and composition of the tissue.
IVUS allows the direct visualization of vascular anatomy during percutaneous diagnostic and therapeutic procedures and is used in conjunction with angiography. Physicians using IVUS employ a timed pullback technique to produce a longitudinal view of the vessel. Unlike angiography, which depicts a silhouette of the lumen, IVUS displays continuous real-time longitudinal and cross-sectional perspectives of the artery. Currently, IVUS users need to manually draw lumen and plaque borders to directly measure lumen dimensions, cross-sectional area, and artery and lesion length. In addition to luminal measurements, IVUS imaging of the soft plaque within the arterial wall enables the characterization of plaque size, distribution and composition. Studies have demonstrated IVUS can detect the presence or absence of structural abnormalities of the vessel wall after percutaneous interventions, including dissections, tissue flaps, blood clots, perforations and irregular surface features and can detect the incorrect deployment of a stent including under expansion, malapposition and incomplete lesion coverage. Studies have shown that 50% of stent deployment issues detected by IVUS were not visible by angiography.
Today, IVUS is used in conjunction with diagnostic angiography and both prior to percutaneous intervention to assess the artery and determine the appropriate percutaneous interventional therapy and after the percutaneous interventional therapy to assess the therapeutic result. IVUS is used in both coronary and peripheral artery percutaneous interventions as well as for structural heart diseases, such as AAA and aneurysms of the thoracic aorta, a large blood vessel that supplies blood to the abdomen, pelvis and legs. Numerous randomized controlled clinical studies such as the Coronary Revascularization Using Integrilin and Single Bolus Enoxaparin, or CRUISE, Strategy for ICUS-Guided PTCA and Stenting, or SIPS, Angiography Versus Intravascular ultrasound Direct stent placement, or AVID, the Restenosis after IVUS-guided Stenting, or RESIST, Thrombocyte activity evaluation and effects of Ultrasound guidance in Long Intracoronary stent Placement, or TULIP, Beta-Blocker Evaluation in Survival Trial, or BEST, and Multicenter ultrasound stenting in coronaries, or MUSIC, have demonstrated acute and long-term safety and clinical benefits of IVUS guidance in stent implantation and also indicate that information generated by IVUS can lead to a change in percutaneous interventional strategy in 20% to 40% of cases. These studies demonstrate, in particular, the knowledge gained from IVUS on the presence, location, extent and composition of plaque can significantly affect the choice of therapy such as stent deployment, can reduce acute stent thrombosis, can determine whether balloon angioplasty and atherectomy, a procedure that involves the excision of atherosclerotic plaques by using catheters with miniature cutting systems, should be used during a procedure and can ultimately improve outcomes. Additionally, precise measurements of lesion length and vessel size can guide the optimal sizing of stents to be deployed as well as the location for deployment. For effective therapy, drug-eluting stents need to be placed so that they are in contact, or apposed, to the vessel wall. The ability of IVUS to provide anatomic information allows physicians to use the information to ensure optimal stent placement, or apposition. The importance of stent apposition and expansion with drug-eluting stents was reinforced in a study that demonstrated 77% percent of patients reporting late stent thrombosis displayed, at the time of the stent thrombosis, incomplete stent apposition while only 12% of patients without stent thrombosis displayed incomplete stent apposition. Physicians are also increasingly becoming aware of acute and late stent thrombosis safety risks, a significant cause of patient morbidity and mortality. Autopsy data published by Renu Virmani has demonstrated five risk factors of late stent thrombosis, and we believe IVUS is able to address three of these factors: stent malapposition, ostial and bifurcation stenting, and stent struts embedded in the plaque necrotic core. Finally, physicians are also treating increasingly complex lesions that require optimal placement of multiple stents and the use of IVUS facilitates their ability to achieve the best results.
Despite the benefits of IVUS technology, limitations of conventional IVUS have hindered its market penetration in PCIs to approximately 10% of U.S. procedures. These limitations include the following:

•	grayscale imaging;

•	limited plaque compositional information, such as the inability to identify various forms of soft plaque;

•	lack of IVUS image co-registration, or synchronization, with angiographic images;

•	lack of IVUS integration into the cath lab;

•	limited reimbursement;

•	additional procedure time; and

•	training required to gain proficiency in IVUS.
These limitations of IVUS have hindered market penetration and adoption in the United States and Europe. However, based on annual sales of catheters in Japan and the number of annual PCI procedures performed in Japan, we estimate market penetration in Japan is over 50% of PCIs as physicians have recognized the benefits of better diagnosis, therapy planning and therapy delivery that IVUS provides. We believe addressing the historical limitations of IVUS could improve IVUS penetration in the U.S., European and Japanese markets.
An IVUS product includes a console and single-procedure disposable catheters. Conventional IVUS consoles weigh over 300 pounds and are often shared among cath labs. Based on reported worldwide annual sales of IVUS consoles and catheters, we estimate the worldwide IVUS market grew from $224 million in 2004 to $271 million in 2005, an increase of 21%. We estimate that over 80% of worldwide annual sales were from single-procedure disposable catheters. Millennium Research Group, or MRG, estimates that in 2004 approximately 110,800 coronary IVUS catheters were used out of approximately 1.1 million PCIs in the United States, implying a 10% penetration of PCIs. MRG expects penetration to increase to nearly 16% by 2009.
According to MRG, numerous trends are driving IVUS catheter sales. The number of diagnostic and percutaneous interventional procedures in the United States is increasing due to an aging population moving into higher risk age categories for vascular disease. Trends in the aging population combined with the increased use of drug-eluting stents to treat complex vascular disease is increasing the prospective patient base for PCIs, which in turn is driving increased use of IVUS and IVUS catheters. In addition, positive clinical study results demonstrating the efficacy of IVUS in improving treatment and the overall cost-effectiveness of IVUS are driving market acceptance. Further, use of IVUS in large scale clinical studies is increasing the base of physicians with expertise in using IVUS. Lastly, in November 2004, the Centers for Medicare and Medicaid Services, or CMS, announced that it had established codes for tracking IVUS procedures to ensure that healthcare providers are reimbursed appropriately. If additional reimbursement is authorized, practitioners are likely to increase the number of catheters purchased.

Functional Measurement (FM)
FM devices measure the pressure and flow characteristics of blood around the lesion thereby allowing physicians to gauge the lesion’s impact on blood flow and pressure. FM devices produce a simple, reliable and reproducible measurement of a lesion’s blood flow limiting characteristics and are used in conjunction with angiography. This physiological measurement provides physicians with specific clinical guidance on appropriate treatment.
With growing numbers of patients with acute coronary syndromes, or ACS, undergoing diagnosis and treatment and the increasing numbers of patients with multi-vessel CAD, complementary physiologic lesion assessment for directing an invasive method of increasing blood supply to a specific organ, or revascularization, is of increasing value. Clinical studies have demonstrated the usefulness of fractional flow reserve, a measurement of maximum blood flow in an organ as a fraction of its normal value, which is measured by FM, for the assessment of intermediate lesions in single-vessel and multi-vessel disease. In addition, the use of FM during angioplasty and after stent deployment has prognostic value for major adverse cardiac events after percutaneous intervention. Finally, with economic concerns about the appropriate use of drug-eluting stents, FM assessment can be used to direct intervention only to those lesions that can best be treated by expensive drug-eluting stents, thereby resulting in significant cost savings. Countries such as the United States, Germany and Belgium have added reimbursement codes in the last two years to support the use of pressure and flow guide wires due to economic concerns about the over use of drug-eluting stents in non-flow limiting lesions.
Historically, the low cost of bare metal stents, limited reimbursement, lack of percutaneous interventional treatment of complex CAD and lack of cath lab integration have limited market penetration of FM to less than 1% of PCIs in the United States. Additionally, the majority of lesions treated were single, non-complex lesions that were treated with only one short bare metal stent and consequently were not perceived to require the information provided by FM. Pressure guide wires were perceived to be difficult to use and, in some cases, guided physicians not to treat with stenting, contrary to common practice.
An FM product includes a console and a single-procedure disposable guide wire. FM consoles are designed to be mobile and moved among cath labs or integrated and installed in both new and replacement cath labs. Historically, consoles were not integrated into the cath labs’ data management systems or work flow. We believe the recent introductions of FM consoles that are smaller and integrate into the cath lab for the first time represent a significant improvement in ease of use.
Vulnerable Plaque
Vulnerable plaque, a specific type of plaque that, upon rupturing, is the main cause of the majority of heart attacks and strokes, has remained an untreated medical condition because it currently cannot be diagnosed. According to a Journal of the American College of Cardiology article, vulnerable plaque is defined as a plaque, often not stenotic, that has a risk of becoming disrupted and forming a clot. It can occur in the coronary or peripheral arteries and has the ability to rupture at any time, without warning, causing a heart attack or stroke. This rupture often kills or debilitates a victim by reducing heart or brain function, and in many cases affects people who otherwise appear to be in good health.
While both may lead to heart attacks or strokes, stable and vulnerable plaque differ in structure and in how they ultimately affect the vascular system. Stable plaque usually has a thick fibrous cap and is often stenotic, usually occluding a vessel by 75% or more although symptoms are likely to begin to appear at 50% stenosis. Conversely, vulnerable plaque is usually asymptomatic and not stenotic as it often occludes vessels by less than 50%. Peer reviewed articles indicate that up to 86% of heart attacks are caused by plaque that occludes less than or equal to 70% of the lumen. Unlike stable plaque, which can be diagnosed by conventional methods and treated by stents and angioplasty devices, the ability to diagnose and therefore treat vulnerable plaque does not exist.
There are no diagnostic modalities that have been proven in clinical studies to identify vulnerable plaque. Expansion of percutaneous interventions to treat vulnerable plaque will occur only after there is clinical evidence that existing or new diagnostic modalities can detect vulnerable plaque and predict its risk of leading to a clinical event. Vulnerable plaque has been characterized by the presence of active inflammation, thinning fibrous cap, development of a large dying core of an area of tissue which is rich in lipids or fats, or a necrotic core, a collection of coagulating blood cells on the endothelium, or the layer of thin, flat cells that line the interior surface of blood vessels, and bleeding from within an area of arterial plaque.
Published medical literature by researchers who are affiliated with Massachusetts General Hospital and Harvard Medical School demonstrated in hypothetical modeling that, in selected patients with coronary artery stenosis being treated with PCI, a new catheter-based test used to detect vulnerable plaque in combination with drug-eluting stent placement in the vulnerable plaque would, under numerous conditions, not only be less expensive but also be more effective than current practice. The reason for this predicted beneficial outcome is that successful detection and treatment of vulnerable plaque would prevent many unfavorable events, including angina, or chest pain caused by too little blood flow to the heart muscle, heart attack, heart failure, arrhythmia, and sudden death, that are associated with significant costs and decrements in quality of life. In the study, when applying this hypothetical model to 1 million patients in the United States undergoing PCI, the use of a new catheter-based test to detect vulnerable plaque in combination with drug-eluting stent placement would add 370,000 quality-adjusted life years and $1.2 billion per year in cost savings.
Based on industry estimates, we believe there were over 4 million diagnostic coronary angiographies and approximately 2 million PCIs performed worldwide last year. As such, we believe there is an opportunity to develop a catheter-based percutaneous diagnostic device to be used in these approximately 6 million cases to detect and risk stratify vulnerable plaque and then guide the appropriate therapeutic percutaneous intervention.
Our Solution
We offer a broad suite of IVUS and FM products that we believe enhance the percutaneous interventional diagnosis and treatment of vascular and structural heart disease by improving the efficiency and efficacy of existing percutaneous interventional procedures and by enabling important new therapeutic solutions. We believe that the clinical information provided by our products improves the diagnosis and treatment of vascular disease by aiding interventionalists in identifying diseased arteries, selecting a course of treatment, positioning a therapeutic device, treating diseased sites and assessing treatment results. Our technologies represent important advancements in the ongoing trend towards percutaneous interventional therapeutic procedures in the cath lab and provide substantial, clinically important improvements and cost efficiencies over existing methods. Our products seek to deliver all of the benefits associated with conventional IVUS and FM devices, while providing enhanced functionality and proprietary features that address the limitations associated with conventional forms of these technologies. As a result, we believe that our products have the potential to become the standard of care for these procedures and will address the needs of patients, hospitals, physicians and third-party payors on a cost-effective basis by:

•	Accelerating the trend towards less invasive procedures. Four major trends are driving the demand for less invasive cardiovascular procedures: improved non-invasive diagnostic and therapeutic techniques; cost-containment pressures from payors; increasing incidence of vascular and structural heart disease; and patient demand for less invasive procedures which require shorter hospital stays and allow more rapid recovery. This shift to less invasive procedures requires diagnostic modalities that can provide more comprehensive clinical information than angiography. Our IVUS products offer continuous, real-time three-dimensional imaging, plaque visualization, color-coded identification of plaque composition, and automatic drawing of lumen and plaque borders allowing for automatic vessel sizing. Our IVUS and angiography co-registration product is being designed to allow physicians to traverse the length of the vessel on the angiogram while simultaneously looking at the parallel cross-sectional IVUS image. Our FM products offer physicians a simple pressure and flow based method to determine whether stenting or additional percutaneous intervention is required. We believe our combination of IVUS enhancements and functional assessment is instrumental in facilitating less invasive procedures.

•	Improving the diagnosis of cardiovascular disease. We believe our VH IVUS products will significantly improve the diagnosis of cardiovascular disease by addressing the limitations of diagnostic angiography. Interim data from our PROSPECT trial, in conjunction with Abbott Vascular, indicated that our VH IVUS technology is able to identify lesions requiring stenting that were not detected by diagnostic angiography and, in 35% of patients, lesions with characteristics of vulnerable plaque. Our ongoing VH Registry is exploring the correlation of plaque characteristics with patient demographics, clinical presentation and cardiac risk factors, which in conjunction with the PROSPECT data we believe will allow clinicians to identify patients and lesions at risk for future adverse coronary vascular system events.

•	Improving the outcomes of percutaneous interventional procedures. A key determinant of positive therapeutic results in percutaneous interventions is having sufficient information about the plaque or lesions. Inadequate or imprecise sizing and anatomical information can result in incorrect stent selection, incomplete stent apposition to the arterial wall, asymmetric expansion of the stent, incorrect geographical deployment relative to the lesion, and dissection of the arterial wall. Clinical data has shown that use of IVUS and FM in conjunction with angiography during percutaneous interventional procedures can result in better outcomes. Numerous studies have shown the acute and long-term benefits of IVUS guidance in stent deployment. For example, studies have demonstrated that physicians change their percutaneous interventional strategies in 20% to 40% of cases and that 50% of stent deployment issues detected by IVUS are not visible by angiography. Additionally, we believe the information that our IVUS products provide will become increasingly important with the focus on the thrombosis safety risks of drug- eluting stents and on increasing awareness of the importance of correct stent deployment to improve safety. We believe our products, enabled with novel technological enhancements, provide clinically significant information that improves the outcomes of current and increasingly complex percutaneous interventional procedures.

•	Enabling new procedures to treat CAD, PAD and structural heart disease. Current treatment of a number of vascular and structural heart diseases, including coronary, peripheral and carotid artery disease and atrial fibrillation, a heart rhythm disorder involving a rapid heart rate in which the upper chambers, or atria, are stimulated to contract in a disorganized and abnormal manner, is limited by conventional catheter-based techniques and angiography. Today, many patients with these diseases are prescribed drug therapy or referred to invasive surgical procedures because of the difficulty in diagnosing and treating percutaneously. In addition, physicians today cannot diagnose and therefore treat vulnerable plaque. Because our technologies address many of these current limitations, we believe our products provide the potential to enable these diseases to be diagnosed and optimally treated percutaneously.

•	Improving ease of use of IVUS technologies to drive market adoption. Developing the expertise required to perform percutaneous interventional procedures typically requires advanced training beyond that required to become a specialist physician. Additionally, in order to use conventional IVUS products, physicians require comprehensive training to operate the system, interpret the images and manually draw lumen and plaque borders within the IVUS grayscale images, which has hindered market adoption. We believe our products, especially our recent IVUS product enhancements such as automatic real-time drawing of lumen and plaque borders, automatic vessel sizing, color-coded identification of plaque composition and IVUS and angiographic image co-registration currently under development, allow doctors to use IVUS with less training while still providing substantially more and better information. Our products also help physicians to conduct increasingly complex percutaneous procedures.

•	Decreasing the number of interventional devices used per procedure and optimizing their usage. Our IVUS and FM products have the potential to reduce the number of devices deployed thereby lowering treatment costs. IVUS provides the interventionalist the information to optimize stent sizing and placement. This can help eliminate the need for additional stents or the use of accessory products like balloons to correct for inaccurate stent deployment and apposition issues. In addition, FM products offer the opportunity to physiologically assess lesion severity and determine whether expensive drug-eluting stents are needed, and we believe can be used to appropriately rationalize use of drug-eluting stents only in flow-limiting lesions.

Our Strategy
Our goal is to establish our IVUS and FM products as the standard of care for percutaneous interventional diagnostic and therapuetic procedures. The key elements of our strategy for achieving this goal are to:

•	Increase market share in existing IVUS and FM markets. We believe that our differentiated, patent-protected technologies represent important advancements in the ongoing trend towards percutaneous interventional therapeutic procedures in the cath lab and provide substantial, clinically significant improvements and cost efficiencies over existing technologies. To our knowledge, no other company offers the broad product suite we offer, and we continue to introduce product enhancements to meet physicians’ needs for improved visualization, characterization, and ease of use. For instance, our recent product enhancements automate processes that previously had to be performed in a manual, time-consuming and potentially imprecise fashion. We believe these enhancements make our products easier to use than competing products while providing substantially more and better information to improve procedural outcomes, thereby driving greater usage of our IVUS and FM products within the existing percutaneous interventional market.

•	Increase IVUS and FM adoption rates. Given the relatively low current U.S. adoption rate of IVUS, a significant opportunity for growth lies in expanding usage of IVUS by interventionalists. We are working on three strategies to increase penetration. First, we have addressed limitations of conventional IVUS such as difficulty in use, lack of automation and grayscale imaging by developing technologies and introducing features such as automatic real-time drawing of lumen and plaque borders, color-coded identification of plaque composition, and automatic vessel sizing. Furthermore, we have entered into a software development and license agreement with Paieon to develop IVUS and angiographic image co-registration functionality for our IVUS consoles. Second, we recently developed PC-based IVUS and FM consoles that can be integrated easily into cath labs, thereby making it easier for physicians to adopt and use our products. Integrated cath lab versions of our consoles and advanced functionality options are part of our vfusion cath lab integration initiative. The significantly expanded capabilities of our vfusion offering will allow for networking of patient information, control of IVUS and FM information at both the operating table and in the cath lab control room, as well as the capability for images to be displayed on standard cath lab monitors. We expect to continue to develop new products and technologies to expand our vfusion offering, which we believe will become standard features of cath labs and increase adoption of our products. Third, we have pursued collaborations such as our agreement with GE, in which our integrated IVUS products are required to be included on all of GE’s initial quotes for cardiovascular and interventional radiology systems.

•	Leverage our installed base to drive single-procedure disposable device revenues. We have a worldwide installed base of over 1,600 IVUS consoles and over 700 FM consoles. We intend to grow and leverage this installed base to drive recurring sales of our single-procedure disposable catheters and guide wires. In the nine months ended September 30, 2006, the sale of our single-procedure disposable catheters and guide wires accounted for 76.0% of our revenue. With the recent launch of the s5 family of IVUS consoles, we expect to continue to grow our worldwide installed base of consoles and increase our recurring revenue stream from sales of our single-procedure disposable products to our installed base.

•	Develop clinical applications for and utilization of our technology in new markets. We plan to leverage our current technology to expand into new markets and increase clinical applications through clinical studies, conducted by us or with companies such as Abbott Vascular, GSK and Goodman in Japan. We have several programs underway to expand the use of our technology in percutaneous interventional procedures and drug studies. These include (1) establishing the use of our IVUS products in combination with diagnostic angiography, (2) developing the capability to determine optimal treatment options for those patients who have stents placed and are on anti-platelet drug therapy, (3) developing technology supported by clinical data to diagnose and guide treatment of vulnerable plaque and carotid artery disease, (4) developing a family of intracardiac echo products based on our existing technologies to improve treatments of structural heart disease, (5) combining the imaging capability of IVUS onto existing therapeutic devices provided by others such as balloons, stents, guide wires or re-entry devices used in surgeries to reopen completely blocked arteries, or CTO re-entry devices, and (6) using our current technologies in on-going or planned drug studies conducted by pharmaceutical and biotechnology companies.

•	Enhance product capabilities and introduce new products through collaborations or acquisitions. We have a successful track record of acquiring and licensing technologies and collaborating with third parties to create synergistic product offerings. For instance, we licensed from The Cleveland Clinic Foundation the VH IVUS technology that now forms the core of our ability to determine the composition of plaque, and we have entered into a software development and license agreement with Paieon to develop the technology to synchronize IVUS and angiographic images. We acquired from Philips the intellectual property rights allowing us to develop our Revolution rotational catheter. Additionally, we have entered into relationships with companies that incorporate our technology into their products, such as Medtronic’s Pioneer re-entry device. Given our manufacturing, research and development, and global distribution capabilities, we believe there will be additional opportunities to leverage these capabilities through technology or company acquisitions as well as collaborations.

•	Improve manufacturing efficiencies and reduce costs to improve margins. We believe that by moving to PC-based consoles and improving our manufacturing processes through increased automation and design improvements, we will be able to continue to reduce the cost to manufacture our consoles and single-procedure disposable products.

•	Continue to expand and protect our intellectual property position. We have a broad portfolio of 179 owned or licensed U.S. and international patents and 101 applications for owned or licensed patents. We intend to continue to expand our intellectual property position to protect the design and use of our products, principally in the areas of IVUS and FM for the diagnosis and guidance of treatment of vascular and structural heart disease.

Our Products
Our products include IVUS and FM consoles, IVUS catheters, FM guide wires and advanced functionality options. Our consoles are marketed as stand-alone units or units that can be integrated into the cath lab. We market the integrated cath lab version of these consoles and advanced functionality options as part of our vfusion cath lab integration initiative. Our s5i console is made up of components that can be customized to each cath lab’s specifications and integrated into any cath lab. Our s5i GE Innova IVUS console is specifically designed and manufactured for GE to integrate into GE’s Innova cath labs. With the recent commercialization of our s5i and s5i GE Innova IVUS consoles and upon the commercialization of other new products and technologies, our vfusion offering will include cath lab-integrated IVUS and FM capabilities, real-time VH IVUS functionality with color-coded identification of plaque composition, automatic real-time drawing of lumen and plaque borders, and IVUS and angiographic image co-registration in two- and three-dimensions. Our vfusion offering will also support IVUS integrated with other interventional devices, such as Medtronic’s Pioneer re-entry device, used to cross lesions that are completely blocked. The significantly expanded functionality of our vfusion offering will allow for networking of patient information, control of IVUS and FM information at both the operating table and in the cath lab control room, as well as the capability for images to be displayed on standard cath lab monitors. We expect to continue to develop new products and technologies to expand our vfusion offering.
Our IVUS Products
Our IVUS products are comprised of consoles, catheters and advanced functionality options.

Consoles
We design, manufacture and commercialize consoles that are proprietary, high-speed computer systems that process the signals received from our IVUS catheters. These consoles generate high-resolution images which can be displayed on a monitor and can be permanently stored on the system or another medium. As of September 30, 2006, over 1,600 of our IVUS consoles are in active use.
We have a family of consoles including our IVUS In-Vision Gold, or IVG, and the new PC-based s5. The s5 family of consoles, which became our primary console following its full commercial launch, is substantiality smaller, lighter and less expensive to manufacture, and has enhanced functionality. The s5 family of products was launched on a limited basis at the beginning of 2006, and when fully launched we intend for our s5 consoles to include real-time VH IVUS functionality. In addition, IVUS and angiographic image co-registration is being developed for our IVUS consoles and we are developing rotational catheter compatibility for the s5 family of products. The s5 family has four different models:

s5: This portable and mobile console is the lightest product on the market, and we believe it has the simplest and easiest user interface. The s5 weighs 95 pounds compared to greater than 300 pounds for our IVUS IVG console and Boston Scientific’s Galaxy.

s5i: This console is made up of components that can be customized to each cath lab’s specifications and integrated into any cath lab while retaining the full functionality of the s5. When the s5i is integrated into the cath lab, it works seamlessly with the workflow of the cath lab in terms of manipulating and archiving patient images and data.

s5i GE Innova IVUS: This console is designed and manufactured to be integrated into GE’s Innova cath labs. It is made up of the same components and functionality of an s5i for customization with each cath lab’s specifications. Additionally, GE’s Innova system has a touch screen controller that is located on the cath lab patient table to control the functions of the cath lab, including our IVUS functionality.

s5 and s5i with FFR: These consoles are identical to the s5 and s5i, except that they also include the functionality to measure pressure and functional flow reserve, or FFR.

Catheters
Our single-procedure disposable catheters only operate and interface with our family of IVUS consoles. We are the only company that offers both phased array and rotational catheters following our recent commercial launch in the third quarter of 2006 of our Revolution rotational IVUS catheter. We believe this will allow us to meet the needs of a greater number of physicians than our competitors. Each phased array IVUS catheter contains a cylindrical transducer array with 64 elements capable of separately sending and receiving signals. Our 45 MHz Revolution rotational catheter is the highest frequency catheter on the market and we believe it offers better resolution in the area close to the end of the catheter, or near-field, than competitive rotational catheters. The Revolution develops images by rotating a single transducer element inside the tip of the catheter using a flexible torque cable. Our Eagle Eye Gold, Visions PV .018, Visions PV 8.2 and Revolution catheters vary in their principal use, frequencies, shaft sizes, shaft lengths, guide wire compatibility and distal tip lengths. These differences allow for the use of different catheters in various portions of the vascular system.

Advanced Functionality
Our IVUS products incorporate key features that add valuable clinical functionality addressing a number of the historical limitations of conventional IVUS and we intend to incorporate additional functionality in the future. Our IVUS products now incorporate VH IVUS which contains in vivo color-coded identification of plaque composition and automatic drawing of lumen and plaque borders. Furthermore, IVUS and angiographic image co-registration functionality is being developed for inclusion in our IVUS products.
VH IVUS. Conventional IVUS allows the visualization of atherosclerotic plaque. However, in standard IVUS grayscale images, calcified regions of plaque and dense fibrous components generally reflect ultrasound energy well and thus appear bright and homogeneous. Conversely, regions of low echo reflectance are usually labeled as soft or mixed plaque. However, the visual interpretation is limited and does not allow qualitative and quantitative real-time assessment of plaque composition. This makes reading IVUS images difficult, drawing lumen and plaque borders cumbersome and identifying vulnerable plaque not possible.
Our VH IVUS product, commercially launched in 2005, allows for the first time, easy to read and interpret IVUS images with color-coded identification of plaque types. Our internal clinical studies indicate that our VH IVUS functionality is 93% to 99% accurate at differentiating the four plaque types: fibrous, fibro-fatty, necrotic core and dense calcium. Additionally, a key element of the VH IVUS product is the capability to provide automatic drawing of lumen and plaque borders. This feature enables automated vessel sizing, which makes it easier and faster to use our IVUS products. Finally, our VH IVUS functionality offers the potential to identify vulnerable plaque alone or in conjunction with other techniques. Prior to our license agreement entered into in April 2002, The Cleveland Clinic Foundation had been developing the technology for over seven years, and we continued to jointly develop the product until its launch. From the commercialization of our VH IVUS in May 2005 to September 2006, we shipped and installed over 600 products either as part of new IVG consoles, as options added onto IVG consoles, or as part of our new s5 family of consoles.
IVUS and angiography co-registration. Currently, angiographic images are displayed on a bank of monitors above the patient table in the cath lab and the IVUS images are displayed on the IVUS console to the side of the patient table. We have entered into a software development and license agreement with Paieon to develop IVUS and angiographic image co-registration functionality for our IVUS consoles. The IVUS and angiographic image co-registration functionality is being developed so that while angiographic images, or angiograms, are generated, an IVUS pullback and imaging is performed, and a synchronized IVUS and angiographic image set is displayed. This functionality is being designed to allow the physician to examine the synchronized images and see where on the angiogram image the plaque is and the exact lumen and vessel dimensions along the artery. We believe that this feature will make it easier for physicians to take advantage of IVUS in diagnosing, planning, treating and assessing the percutaneous intervention while working in the familiar imaging modality of angiography.
The IVUS and angiographic image co-registration functionality is being designed to combine our existing two-dimensional IVUS imaging system with Paieon’s CardiOp-B system, for which 510(k) clearance has been sought under the product name Angio-IVUS Mapping (AIM) System. Paieon’s CardiOp-B system is an existing medical device that presents a three-dimensional reconstruction of a vessel, and cross-sectional information regarding the vessel, by analyzing the standard imaging views performed throughout the conventional catheterization procedure. The co-registration functionality is being developed to allow the three-dimensional angiographic image to be displayed along with the IVUS image using a communication protocol that we have designed to transfer messages and data between our existing imaging system and Paieon’s system. Pursuant to the terms of the software development and license agreement, we are working with Paieon on the design, development and testing of program control and data handling tasks to enable the two systems to work together on an integrated basis.
The synchronization of IVUS and angiographic images offers a number of significant potential benefits over standard angiography, including fewer angiographic views and radiation being required to make therapeutic decisions. Additionally, synchronization provides three-dimensional imaging, elimination of anatomical clutter with three-dimensional reconstructions of the angiographic image and also provides accurate techniques for sizing, deploying and assessing stent placement. Although the co-registration development efforts are on-going, Paieon and we may be unable to complete, or may experience delays in, the development of IVUS and angiographic image co-registration functionality. This may prevent us from commercializing this functionality or delay our expected commercialization of this product on our IVUS IVG and s5 consoles in the first half of 2007.
We are also collaborating with MediGuide Ltd. in the development of advanced imaging and navigational technologies for use in a broad range of cardiovascular and endovascular applications. The initial focus of the alliance will be on interventional cardiology.
We jointly plan to develop Guided IVUS (GIVUS), a product which will integrate MediGuide’s Medical Positioning System, or MPS, with our IVUS system. This combination of technologies will expand the two-dimensional aspect of the existing IVUS image into a three-dimensional image that is designed to provide more useful clinical information, allow for easier interpretation of the image, by interventional cardiologists and improve the clinical utility of the image. MediGuide’s MPS system enables the real-time tracking of miniature sensors integrated into therapeutic and diagnostic medical devices. These MPS-ready devices will allow physicians to accurately track real time progression of the devices as they are manipulated through the human anatomy while continuously registering their exact location and orientation utilizing our IVUS system. We are negotiating a definitive agreement in which we intend to include a collaboration development agreement and non-exclusive global distribution rights.
The following table summarizes our recent and anticipated upcoming IVUS related product launches:

	Expected	Expected
	U.S. and European	Japanese
Product	Launch Date	Launch Date

Consoles
s5 grayscale	Launched	Launched
s5 with VH IVUS	Launched	Launched
s5i with VH IVUS	Launched	2H 2007
s5i GE Innova IVUS with VH IVUS	Launched
s5 and s5i with FFR	1H 2007	2H 2007

Catheters
Revolution on IVG consoles	Launched	2H 2007
Revolution on s5 family of consoles	1H 2007	2H 2007
Revolution supporting VH IVUS on s5	2H 2007	2H 2007

Advanced Functionality Options
IVG Co-registration	1H 2007	2H 2007
s5 family Co-registration	2H 2007	1H 2008
Our FM Products
Our FM products consist of pressure and flow consoles and single-procedure disposable pressure and flow guide wires. We believe we are the only company that offers a full line of pressure and flow guide wires as well as a guide wire that can measure both pressure and flow. Our consoles are mobile, proprietary and high speed electronic systems with different functionalities and sizes designed and manufactured to process the signals received from only our guide wires. ComboMap, our mobile PC based high-end full-functionality console introduced in 2005, is the first and only product that can measure pressure and flow. The SmartMap is our compact limited functionality pressure product that is designed to be integrated into a cath lab. Additionally, we plan to include the ability to measure pressure on our future generations of s5 and s5i consoles. We offer a family of guide wires including Smartwire II/Brightwire II and WaveWire, each of which measures pressure, ComboWire, which measures pressure and flow, and FloWire, which measures flow. The guide wires vary in their shaft lengths, wire stiffness and tip configuration.

Product Expansion
Our Vulnerable Plaque Products and Technology
We have accumulated a portfolio of patent protected technologies and products for the identification of vulnerable plaque including IVUS, VH IVUS tissue characterization, IVUS palpography, and elastography and intravascular thermography. IVUS palpography and elastography involve measuring the strain of the lumen and the plaque respectively with ultrasound signals gained during different cardiac cycles. Intravascular thermography involves directly measuring the temperature on the inner wall of the artery with a catheter-based device. We have developed fully functional working devices for each of these technologies and have used them all in clinical studies. At this time, our focus is on our IVUS base of technologies to identify and risk stratify vulnerable plaque with other patient related information that is readily available.
With our IVUS and FM technologies we have been able to clinically demonstrate that we can identify many of the characteristics and locations of vulnerable plaque, including:

•	unstable plaque;

•	necrotic core and dense calcium tissue;

•	location of the necrotic core within the plaque;

•	plaque composition by percentages and quantities through in vivo tissue characterization of the artery by 0.5 mm slices;

•	locations with evidence of previous plaque rupture;

•	positive remodeling of the vessel;

•	high and low strain lumen caps;

•	location of the plaque in the most dangerous proximal third of the artery; and

•	hemodynamic significance.
We are now in the process of conducting numerous clinical studies to correlate vulnerable plaque to its clinical significance and risk.
Combination IVUS and Therapeutic Devices
As more procedures move to percutaneous interventional approaches, there is an opportunity to combine the imaging capability of IVUS onto therapeutic devices. Examples of devices that have been developed and tested include CTO re-entry devices, IVUS with balloons, stents, guide wires, and cell or drug delivery systems for angiogenesis, or the proliferation of blood vessels, and myogenesis, or the proliferation of heart tissue. We currently have a commercial relationship with Medtronic in which we provide them with IVUS imaging components that are incorporated onto their Pioneer CTO re-entry device for peripheral artery applications. There are a number of additional possibilities to use IVUS to help guide lead placements for implantable cardiac rhythm management, or CRM, devices, implant percutaneous valves, implant AAA grafts, guide directional atherectomy, guide percutaneous procedures to create new pathways for blood to replace non-functional, existing pathways, and place a filtration device into the inferior vena cava, or main vein returning blood to the heart from the lower part of the body, to prevent the migration of blood clots. Additionally, there are opportunities to extend the utility of the pressure and flow guide wires into different electrophysiology applications and structural heart disease assessments. We are currently working with device manufacturers to test the use of IVUS and FM for some of these applications.

Clinical Program
We have pursued a clinical development strategy of using FDA-cleared IVUS products to be at the forefront in demonstrating utility in markets into which we are attempting to increase penetration or which we intend to develop as new markets. These markets include stent placement and optimization, vulnerable plaque detection and therapy guidance in the coronary and carotid arteries. Our clinical studies are generally post-marketing studies conducted to provide data regarding diagnostic effectiveness and disease treatment outcomes. These studies often collect acute, procedural, safety and long-term efficacy data. They include randomized prospective studies, registries and single-center studies. The goal of our vulnerable plaque clinical program is to identify, risk assess, and guide percutaneous interventional and pharmacologic, or relating to the study of drugs, their sources, their nature and their properties, treatments of vulnerable plaque in the coronary and carotid arteries.
The following is a summary of certain of our ongoing and completed clinical studies:

Study	Indication	Study Design	Status	Collaborator(s)

PROSPECT (US/Europe)	Natural history study of plaque to investigate non-flow obstructing lesions with an increased risk for future coronary events	700 patient, multi- center study of ACS patients with single or double CAD; non- randomized	Enrollment completed, follow up ongoing	Abbott Vascular

Volcano VH Registry (Worldwide)	Study of correlation of coronary plaque characteristics with patient demographics, clinical presentation and cardiac risk factors	3,000 patient, non- randomized prospective, multi- center, global, registry imaging study	Enrollment completed, analysis of data in progress	—

SPECIAL (Japan)	Natural history study of vulnerable plaque to investigate non-flow obstructing lesions with an increased risk for future coronary events	2,000 patient, randomized multi- center study of ACS patients with single or double CAD	Enrollment ongoing	Goodman; Fukuda

IBIS-2 (Europe)	Estimate the effect on the novel GSK Lp-PLA(2) inhibitor on circulatory biomarkers and coronary plaque biomechanical properties as well as endothelial dysfunction, coronary plaque volume and composition with IVUS grayscale palpography and VH IVUS	300 patient, international, randomized, placebo- controlled, parallel- group, one year treatment study	Enrollment completed, follow up ongoing	GlaxoSmithKline

CAPITAL (US)	Evaluate the prevalence and correlation of the data provided by IVUS grayscale and VH IVUS, such as plaque components, quantities, configurations and location, to patient demographics, clinical presentation and risk factors for carotid artery disease	30 patient, single- center study	Enrollment completed, analysis of data in progress	Arizona Heart Institute

CHECK (Worldwide)	Study of correlation of carotid artery plaque characteristics with patient demographics, clinical presentation and risk factors	300 patient, non randomized, prospective, multi- center, global, registry imaging study	Enrollment starting in the first half of 2007	—
Providing Regional Observations to Study Predictors of Events in the Coronary Tree (PROSPECT)
PROSPECT, sponsored by Abbott Vascular and us, is a natural history study of plaque. The purpose of the multi-center imaging study of patients with unstable atherosclerotic lesions, is to identify imaging modalities or blood markers of inflammation that indicate which non-flow limiting lesions are at higher risk for future acute coronary events. Approximately 700 ACS patients in the United States and Europe with single or double vessel CAD will be enrolled and followed for up to five years. In addition to angiography, IVUS grayscale, VH IVUS tissue characterization, IVUS palpography involving a sub-group only and biomarkers will be utilized to explore the relationship between observations of these modalities and subsequent cardiac events. To establish a baseline, IVUS imaging will be performed on all three major coronary arteries and biochemical features that can be used to measure the progress of disease or the effects of treatment, or biomarkers, will be assessed. In the event of a major adverse cardiac event, or MACE, such as cardiac death, cardiac arrest, re-hospitalization for angina, myocardial infarction, or revascularization by PCI or coronary artery bypass graft, or CABG, patients will be re-imaged in both the vessel in which the lesion causing the event occurred and in non-affected vessels. Event rates will be determined on the date that the patient is in the hospital and then after 30 days, 180 days, one year and yearly thereafter for up to five years. This study is designed to prove that our IVUS technology is predictive, and can identify those plaques that are vulnerable and may cause coronary events. The study commenced enrollment in January 2005.
As of September 30, 2006, there were 700 patients enrolled in the study and patients are being followed up per the protocol. Interim baseline data from the first 250 patients was presented in October 2006. The interim data indicated that three-vessel VH IVUS imaging is feasible in a clinical setting. The interim data also indicated an average of 2.5 angiographically visible but “mild” lesions per patient are left untreated, and that 16% of these lesions are in fact “severe” by quantitative coronary angiography. “Mild” lesions are those with a diameter stenosis of less than 30% and “severe” lesions are those with a diameter stenosis of greater than 50%. By IVUS, the total number of identified lesions, on average, was 2.9 per patient in the proximal and mid coronary tree, of which 25% are classified as severe by IVUS. Severe by IVUS is defined as vessel area less than 4mm2 and greater than 40% plaque burden in the artery at the location of the lesion. VH IVUS was able to identify lesions with presumed characteristics of vulnerable plaque in 35% of patients. Those patients remain untreated as part of the PROSPECT trial design. These plaques were identified by VH IVUS as thin cap fibro-atheromas.
Volcano VH Registry
We sponsor a VH Registry, an in vivo study of the prevalence of atherosclerosis and its plaque components in the coronary arteries. The purpose of the registry is to allow researchers to understand the correlation of data provided by IVUS and our VH IVUS functionality, such as plaque components, quantities, configuration and location, to patient demographics, clinical presentation and cardiac risk factors. The registry is a prospective, global multi-center, non-randomized, all-comer study of approximately 3,000 PCI patients in the United States, Europe and Japan. Each participant will undergo IVUS imaging of coronary arteries to be stented and will be eligible to undergo IVUS imaging of the same arteries should such participant experience a subsequent cardiac event that requires catheterization. This allows comparison of the initial and follow-up data to begin to draw observations on correlations between the initial images and plaque progression or clinical events. This study will ascertain the prevalence of non-flow obstructing lesions by tissue characteristics, but not the clinical significance, in an attempt to provide a broader view of the prevalence of disease characteristics in the ACS population as well as the broader PCI population. The study commenced enrollment in March 2004.
As of September 30, 2006, there were 3,225 patients enrolled in the study and enrollment is complete. Patients are being observed pursuant to the protocol. Interim data presented in October 2006 indicated several preliminary findings from the first 990 patients. The interim data indicated that increased amounts of calcium and necrotic core are associated with prior cardiac history, myocardial infarction, previous coronary bypass and diabetes; patients with ischemia do have an increased plaque burden and also a difference in composition of their plaque; and that a combination of aspirin and statin therapy correlated with less plaque burden, and less fibrous and fibro-fatty plaque, suggesting the effectiveness of systemic therapy may be measured by both amount and composition of plaque. In addition, initial data also demonstrated gender specific characteristics in plaque morphology. The ability to correlate demographic data with plaque characteristics in combination with other studies will allow us to clinically identify and treat high-risk lesions that are currently not diagnosed.
Study of Prospective Events in Coronary Intermediate Atherosclerotic Lesions (SPECIAL)
SPECIAL, sponsored by Goodman, Fukuda Denshi and us, is a natural history study of vulnerable plaque with invasive imaging follow-up of a portion of the patients enrolled regardless of whether they have a clinical event or not. The purpose of the study is to identify imaging modalities and/or blood markers of inflammation which may aid in the identification of vulnerable plaque which increases risk of future acute coronary events in ACS patients. We will enroll 2,000 ACS patients with single or double vessel CAD at approximately 100 centers in Japan, with half randomized into an IVUS arm and half into a non-IVUS arm. Patients in the IVUS arm will be imaged with angiography and IVUS and these images supplemented by VH IVUS tissue characterization and biomarkers. Patients in the non-IVUS arm will be imaged with angiography alone. In the event of a MACE, patients will be re-imaged with the technology they were imaged with at baseline. Additionally, all patients will be imaged 12 months after the original procedure with the same technology they were imaged with at baseline. The two primary endpoints of the study are the MACE associated with progression of plaque during a 12-month period and the progression of plaque as measured by angiography and our VH IVUS functionality 12 months after intervention. SPECIAL is designed to validate the clinical significance of vulnerable plaque and provide additional information on silent plaque progression which can lead to clinical events. Study enrollment commenced in April 2006. Enrollment is projected to be completed by mid-2008, and the last 12-month invasive follow-up is projected to be completed by mid-2009.
Integrated Biomarker and Imaging Study (IBIS-2)
IBIS-2, sponsored by GSK and us, is an international, multi-center, randomized, placebo-controlled, parallel-group, one year treatment study in approximately 300 ACS and non-ACS subjects with angiographically documented CAD. The study is designed to compare the effects of an Lp-PLA(2) inhibitor to placebo following 52 weeks of once daily blinded treatment. The study will estimate the effect of GSK’s Lp-PLA(2) inhibitor on circulatory biomarkers and coronary plaque biomechanical properties, as well as dysfunction of the endothelium, the layer of thin, flat cells that lines the interior surface of blood vessels, coronary plaque volume and composition using IVUS, VH IVUS functionality and palpography. A follow-up catheterization will be performed on all subjects a year after baseline. The follow-up will include all IVUS-based imaging and angiography of the non-intervened artery. IBIS-2 will be the first study to look at the effect of a drug therapy on certain plaque characteristics as measured by our grayscale IVUS, VH IVUS and IVUS palpography as compared to a placebo therapy. The study started enrollment in November 2005. We completed enrollment of 330 patients in August 2006. Patients are being followed up per the protocol.
Carotid Artery Plaque Virtual Histology Evaluation (CAPITAL)
CAPITAL, sponsored by the Arizona Heart Institute and us, is the first study to assess VH IVUS data, both quantitative and qualitative, of plaque components in carotid arteries prior to carotid endarterectomy, the incision of the atherosclerotic plaque from the carotid artery or CEA, and carotid artery stenting, or CAS, procedures. The purpose of this single center study is to evaluate the prevalence and correlation of data provided by IVUS and our VH IVUS functionality, such as plaque components, quantities, configurations and location, to patient demographics, clinical presentation and risk factors for carotid artery disease. The study will enroll 30 patients, half CEA and half CAS patients, and enrolled patients must be symptomatic with lesions at least 50% stenosed or asymptomatic with lesions at least 75% stenosed in at least one carotid artery. For the CEA procedures, VH IVUS data will be validated to histological findings from the surgically removed plaque. For the CAS procedures, VH IVUS data will be correlated with the presence, type, quantity and size of captured embolic material during the CAS procedure. This study will ascertain the prevalence of non-flow obstructing lesions by tissue characteristics rather than clinical significance. The study started enrollment in January 2006. As of August 2006, enrollment was completed and the data is being analyzed. Our phased array IVUS catheters, which are being used in CAPITAL, are FDA-cleared for peripheral applications, which include the carotid arteries.
The carotid arteries are one of the most common sites of peripheral vascular disease. Strokes affect an estimated 700,000 people per year in the United States alone. According to the AHA, in 2003, 117,000 patients in the United States underwent a CEA, which typically requires hospitalization for one to two days. CAS procedures are currently FDA-approved for a subset of these procedures, those that are performed on patients who are symptomatic and show at least 70% stenosis. However, most people who are at risk for ischemic strokes, which represent up to 88% of the 700,000 strokes per year in the United States, will not undergo a CAS procedure. We believe that endovascular techniques that have been developed to avoid open surgery and are in early stages of adoption, and CAS procedures using devices such as stents, embolic protection systems and IVUS, will significantly expand the addressable patient population to include all people who are at risk for ischemic stroke and not just those patients who are symptomatic and have 70% stenosis.
Carotid Histology Evaluation and Correlations to Patient Work-up (CHECK)
We sponsor a Carotid Artery VH Registry which is an in vivo study of the prevalence of atherosclerosis and its plaque components in the carotid arteries. The purpose of the registry is to allow researchers to understand the correlation of data provided by IVUS and VH IVUS, such as plaque components, quantities, configuration and location, with patient demographics, clinical presentation and cardiac risk factors. The registry is a prospective, global multi-center, non-randomized, all-comer study of approximately 300 carotid artery stenting patients in the United States, Europe and Japan. Each participant will undergo IVUS imaging of carotid arteries to be stented and will be eligible to undergo IVUS imaging of the same arteries should such participant experience a subsequent cardiac event that requires catheterization. This allows comparison of the initial and follow-up data to begin to draw observations on correlations between the initial images and plaque progression or clinical events. This study will ascertain the prevalence of non-flow obstructing lesions by tissue characteristics, but not the clinical significance, in an attempt to provide a broader view of the prevalence of disease characteristics in this population as well as the broader population. The study will commence enrollment in the first half of 2007 and we expect to complete enrollment by the first quarter of 2008.
Drug Studies Using IVUS
A number of new pharmacological agents have been developed recently to address vascular disease. These agents have focused on addressing a number of the elements that lead to plaque development and progression in the arteries. The biggest example is the family of cholesterol lowering drugs known as statins. Grayscale IVUS has become a standard endpoint in a number of pharmacological studies. IVUS is being used in drug studies ranging from animal to human clinical studies from Phase 1 to Phase 4. IVUS is used to measure plaque volumes and location at index and again at pre-determined follow-up time, such as 12 months, after the patient has been on a certain dosage of the drug being studied. The FDA has approved IVUS as a surrogate endpoint for these studies. In addition to the detailed plaque information obtained from IVUS that is not available from any other modality, drug companies are able to conduct studies with far fewer patients and conduct studies with shorter lengths than in studies where only clinical endpoints are collected. This substantially reduces a drug company’s cost of clinical studies and time to regulatory approval and commercialization. The advantages of IVUS over angiography have led to the adoption of IVUS as the standard for the assessment of atherosclerosis progression/regression studies. Additionally, there are number of new pharmacological agents in development that are being developed independently or combined with existing vascular pharmacological agents. We are or have been involved with GSK, Novartis AG, Lipid Sciences, Inc., Tanabe Seiyaku Co., Ltd. and Kowa Company, Ltd. on clinical studies using IVUS and our VH IVUS product. We believe the additional information our VH IVUS product and IVUS palpography provides will enable us to participate in a growing number of drug studies.
Sales, Marketing and Distribution
We have direct sales capability in the United States and Western Europe. We intend to continue to increase our direct sales personnel. In addition to our direct sales efforts, we have Japanese distribution relationships with Goodman, Fukuda Denshi and Johnson & Johnson Cordis Division, as a sub-distributor of Fukuda Denshi, and additional distribution relationships with 38 distributors in 27 other countries.
In March 2006, we signed a supply and distribution agreement with GE that forms an important part of our sales and marketing strategy. GE has a significant share of the worldwide cath lab installation market and competes both for a substantial number of new cath lab installations as well as existing cath lab upgrades. We will leverage GE’s sales force to co-market our s5i GE Innova IVUS consoles on a global basis excluding Japan.
We plan to enter additional agreements to co-market integrated systems. These agreements allow us to coordinate our marketing efforts with our strategic partners while still dealing directly with the customer.
We sell consoles and disposables, including IVUS catheters and FM guide wires, using different approaches:

•	Consoles. We sell our consoles through our own direct sales force, through distributors and through our supply and distribution agreement with GE.

•	Disposables. We leverage our installed base of consoles to drive recurring sales of our proprietary disposables. We provide training and clinical support to users of our products to increase their familiarity with product features and benefits, and thereby increase usage.
Our relationships with physician thought leaders in interventional cardiology are an important component of our selling efforts. These relationships are typically built around research collaborations that enable us to better understand and articulate the most useful features and benefits of our products, and to develop new solutions to challenges in percutaneous interventional medicine. We will continue to seek support and collaboration from highly regarded physicians to perform important research and accelerate market awareness and adoption of our products. While we and our distributors sell to hospitals, interventional physicians typically drive the purchasing decision.
As of September 30, 2006, our global marketing team was comprised of 14 individuals, covering product management, corporate communications and programs, clinical support, and education and training. We devote significant resources to training and educating physicians in the use and benefits of our products. We also promote our products through medical society meetings attended by interventionalists. Since January 1, 2005, we have trained 804 clinicians in courses we sponsored.
United States
In the United States, we sell our products directly to customers and through GE, our distributor. As of September 30, 2006, we had 65 direct sales professionals focused on selling both our IVUS and FM products. Our U.S. sales organization includes 21 account sales representatives and 38 clinical consultants. Account sales representatives are responsible for selling our products while the clinical consultants work with customers on training and supporting product use. We currently have five regions headed by a regional manager in each region and a Vice President of U.S. Sales.

Japan
Three companies distribute our IVUS and FM products in Japan. We have direct contractual relationships with Goodman and Fukuda Denshi, and Johnson & Johnson Cordis Division distributes our products as a sub-distributor of Fukuda Denshi. In addition, Fukuda Denshi has sub-distribution agreements with other parties. While these multi-level relationships allow us to access specific customers and markets, they create complex distribution arrangements and increase our reliance on our Japanese distributors.
We currently support our Japanese distributors through our Tokyo-based subsidiary, Volcano Japan Co., Ltd. As of September 30, 2006, Volcano Japan had a General Manager and three sales and clinical support representatives. Until June 1, 2006, our Japanese distributors handled all matters relating to importation, warehousing and regulatory compliance for our products in Japan. With respect to our IVUS products, Volcano Japan now controls these matters due to the transfer by Fukuda Denshi of the Japanese regulatory approvals, or shonins, related to these products. This transfer took place on June 1, 2006. As a result of the transfer of the shonins, we have retained a third party to assist with the additional responsibilities related to importation, warehousing and regulatory compliance.
Our distribution agreements in Japan are generally organized according to specific clinical markets:

Interventional Cardiology
Goodman distributes our IVUS products for use in interventional cardiology to over 1,100 Japanese accounts. In addition, Fukuda Denshi distributes our IVUS products to approximately 100 additional interventional cardiology accounts in Japan. Until June 1, 2006, Fukuda Denshi was responsible for obtaining and maintaining the shonins related to our IVUS products. Our previous agreements with Fukuda Denshi were scheduled to terminate in 2007. However, we entered into an agreement with Fukuda Denshi in March 2006 which became effective upon the transfer to us of the shonins related to our IVUS products. Such transfer took place on June 1, 2006. Upon the effectiveness of the agreement with Fukuda Denshi, our distribution relationship with Fukuda Denshi was extended until 2012 and our other previous agreements with Fukuda Denshi were terminated. As a result of the transfer of the shonins, Volcano Japan has assumed the regulatory responsibilities related to such products.

Functional Measurement
Goodman currently distributes our FM products in Japan to all customers. In addition, Goodman is responsible for Japanese regulatory compliance relating to our FM products.

Endovascular/ Peripheral Applications
As a sub-distributor of Fukuda Denshi, Johnson & Johnson Cordis Division distributes our IVUS products in Japan for use in endovascular and peripheral applications. Our current contractual arrangements allow us to engage other third parties to distribute our IVUS products in Japan for this market.
Western Europe
We distribute our IVUS and FM products in Western Europe through our subsidiary, Volcano Europe, S.A./ N.V. We sell our products directly to customers in certain Western European markets and utilize distributors in other Western European markets, including Spain, Portugal and parts of Italy. As of September 30, 2006, our distribution efforts in Western Europe were led by a General Manager, a Director of European Sales, nine account representatives and two clinical specialists.

Other International
In emerging markets with rapid growth in interventional procedures, including in the major markets of Asia Pacific, excluding Japan, Latin America, Eastern Europe, Australia, Africa and the Middle East, we have distributor relationships through which we sell our products. Our distributors are involved in product launch planning, education and training, physician support and clinical trial management.
Supply and Distribution Agreement with GE
In March 2006, we entered into a supply and distribution agreement with GE, pursuant to which we are collaborating on the development and distribution of our s5i GE Innova IVUS product, which is our IVUS imaging system console that is installed directly into a cath lab on a permanent basis and is able to be integrated with GE’s Innova system. Integration with GE’s Innova System allows control of the IVUS system from cath lab control stations located at the patient table and in the cath lab control room. Under the terms of the agreement, GE has been granted exclusive distribution rights worldwide, excluding Japan, for the s5i GE Innova IVUS product for a period of 12 months, subject to minimum purchase forecasts. The 12-month period commenced on August 15, 2006. After a 12-month exclusivity period, GE shall have non-exclusive distribution rights for the s5i GE Innova IVUS product. In addition, GE has been granted non-exclusive distribution rights worldwide, excluding Japan, for our s5i product. GE is responsible for various items relating to the integration of the s5i GE Innova IVUS product into its Innova system, including offering the products as part of its cardiovascular and interventional radiology product lines. Unless extended, or terminated earlier in accordance with its terms, the agreement will expire on December 31, 2009.
Competition
We compete primarily on the basis of our ability to assist in the diagnosis and treatment of vascular diseases safely and effectively, with ease and predictability of product use, adequate third-party reimbursement, brand name recognition and cost. We believe that we compete favorably with respect to these factors, although there can be no assurance that we will be able to continue to do so in the future or that new products that perform better than those we offer will not be introduced. We believe that our continued success depends on our ability to:

•	innovate and maintain scientifically advanced technology;

•	apply our technology across products and markets;

•	develop proprietary products;

•	successfully conduct clinical studies that expand our markets;

•	obtain and maintain patent protection for our products;

•	obtain and maintain regulatory approvals;

•	cost-effectively manufacture and successfully market our products; and

•	attract and retain skilled personnel.
Our markets are highly competitive, subject to change and significantly affected by new product introductions and other activities of industry participants. Many of our competitors have significantly greater financial and human resources than we do and have established relationships with healthcare professionals, customers and third-party payors. In addition many of our competitors have established distributor networks, greater resources for product development, sales and marketing, additional lines of products and the ability to offer rebates or bundle products to offer discounts or incentives. Our primary IVUS competitor globally is Boston Scientific, but we also compete with Terumo Corporation in Japan. In the FM market, our primary competitor is Radi Medical Systems AB, a private medical device manufacturer. Because of the size of the vascular market opportunities, competitors and potential competitors have dedicated and will continue to dedicate significant resources to aggressively promote their products. New product developments that could compete with us more effectively are likely because the vascular disease market is characterized by extensive research efforts and technological progress. Competitors may develop technologies and products that are safer, more effective, easier to use or less expensive than ours.
We have encountered and expect to continue to encounter potential physician customers who, due to existing relationships with our competitors, are committed to or prefer the products offered by these competitors. We expect that competitive pressures may result in price reductions and reduced margins over time for our products. Our products may be rendered obsolete or uneconomical by technological advances developed by one or more of our competitors.
Intellectual Property
We believe that in order to maintain a competitive advantage in the marketplace, we must develop and maintain the proprietary aspects of our technologies. We rely on a combination of patent, trademark, trade secret, copyright and other intellectual property rights and measures to aggressively protect our intellectual property.
We require our employees and consultants to execute confidentiality agreements in connection with their employment or consulting relationships with us. We also require our employees and consultants who work on our products to agree to disclose and assign to us all inventions conceived during the term of their employment, using our property or which relate to our business. Despite measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, our competitors may independently develop similar technologies.
The medical device industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. As the number of entrants into our market increases, the risk of an infringement claim against us grows. While we attempt to ensure that our products and methods do not infringe other parties’ patents and proprietary rights, our competitors may assert that our products, and the methods we employ, are covered by patents held by them. In addition, our competitors may assert that future products and methods we may employ infringe their patents. If third parties claim that we infringe upon their intellectual property rights, we may incur liabilities and costs and may have to redesign or discontinue selling the affected product. Risks to our intellectual property rights are listed in “Risk Factors— Risks Related to Our Intellectual Property and Potential Litigation.”
Patents and Trademarks
As of September 30, 2006, we had 179 owned or licensed U.S. and international patents and 101 applications for owned or licensed patents. We intend to continue to expand our intellectual property position to protect the design and use of our products, principally in the areas of IVUS and FM for the diagnosis and guidance of treatment of vascular and structural heart disease. Additionally, we own material trademarks, trade names or logos that we use in conjunction with the sale of our products. We currently have registered trademarks for Volcano®, Eagle Eye®, Visions®, ComboWire®, SmartMap®, SmartWire®, FloWire®, WaveWire®, among others, and are in the process of registering certain other of our trademarks with the U.S. Patent and Trademark Office including, but not limited to, Brightwiretm, powered by Volcanotm, vfusiontm, Revolutiontm, ComboMaptm, Virtual Histologytm and VHtm. We continue to invest in internal research and development of concepts within our current markets and within other potential future markets. This enables us to continue to build our patent portfolio in areas of company interest.

Third-party Licenses
We have expanded our product portfolio by both in-licensing and out-licensing technology and intellectual property.

The Cleveland Clinic License
In April 2002, we entered into a license agreement with The Cleveland Clinic Foundation. The incorporation of our VH IVUS functionality into our IVUS product offerings depends on access to patents owned by The Cleveland Clinic Foundation and made available to us pursuant to an exclusive, irrevocable, in-bound license granted to us by The Cleveland Clinic Foundation pursuant to the license agreement. These worldwide license rights are within the field of diagnosis and treatment of atherosclerosis and related vascular diseases using intravascular methods and include the right to sublicense. We have been co-developing our VH IVUS functionality with The Cleveland Clinic Foundation since 2002, and we commercially launched our VH IVUS functionality for our IVUS products in 2005. In relation to the sale of our products which incorporate any of the licensed patents, we will be responsible for paying certain royalties to The Cleveland Clinic Foundation. These royalties vary depending on where our product is sold, how the patent is incorporated into our product and when in the period of patent protection our product is sold. This license granted under this agreement terminates on a country-by-country basis upon the expiration of the last to expire patent licensed under the agreement. However, the agreement will continue in effect as long as we continue to incorporate into our products the technology licensed to us by The Cleveland Clinic Foundation.

Asset Transfer Agreement with Philips
In 2003, we entered into an asset transfer agreement with Philips whereby Philips transferred to us rights to certain intellectual property that is related to IVUS and is owned by Boston Scientific. Boston Scientific was required to make these patents and related intellectual property available to third parties based on action by the Federal Trade Commission and the United States District Court. We obtained rights through our wholly-owned subsidiary, Pacific Rim Medical Ventures, which merged into us on December 30, 2004. In addition to certain upfront and annual payments, we must pay Philips royalties based on the volume of products sold by us that incorporate technology acquired pursuant to this agreement. This intellectual property in conjunction with the intellectual property that we acquired from Jomed, Inc. in 2003 and the intellectual property we have developed form the foundation of our IVUS products.

License with Medtronic
Concurrent with our acquisition of the IVUS and FM product lines from Jomed, Inc. in July 2003, we granted to Medtronic a fully paid, royalty free, worldwide, exclusive license to certain of our patents for a specific field. The field allows the inclusion of our IVUS imaging components into Medtronic’s Pioneer product. This product is also being used in clinical studies by Medtronic in collaboration with Genzyme for delivery of cells to the myocardium in an attempt to create viable myocardium.

License with Paieon
On May 10, 2006, we entered into a software development and license agreement with Paieon. Under the terms of the agreement, Paieon is conducting development activities to design and develop computer software to integrate its CardiOp-B product with our IVUS IVG and s5 products. Once Paieon’s development is complete, we will be responsible for the marketing and sales of the integrated products. In furtherance of such marketing and sales efforts, we will be responsible for obtaining any required regulatory approvals in those countries in which we propose to market the integrated products. We have been granted non-exclusive, non-transferable licenses to certain Paieon technology to allow us to undertake our activities under the development plan and to demonstrate the integrated products as part of our promotion, sales and marketing efforts. In addition, Paieon has granted us a royalty-bearing, non-exclusive license to use certain Paieon technology in connection with the licensing of the integrated products. In relation to such license, we will be responsible for paying license fees based on the volume of licenses granted each year with respect to the integrated products. We are also responsible for making certain payments to Paieon from time to time upon the occurrence of certain development milestone events. The term of the agreement is six years.
Research and Development
Our research efforts are directed towards the development of new products and technologies that expand our existing platform of capabilities and applications in support of percutaneous interventions. As of September 30, 2006, our research and development staff consisted of 65 full-time engineers and technicians. The majority of this staff is located in Rancho Cordova, California. In addition, we employ four scientists and technicians based at our Advanced Technology Lab at The Cleveland Clinic Foundation. Our research and development staff are focused on the development of new IVUS systems and catheters, FM consoles and guide wires, and advanced clinical applications that support our core business objectives.
Our product development process incorporates teams organized around each of our core technologies, with each team having representatives from research and development, marketing, regulatory, quality, clinical affairs and manufacturing. Consultants are utilized when additional specialized expertise is required. Our team sets development priorities based on communicated customer needs. The feedback received from beta testing is incorporated into successive design iterations until a new product is ready for release.
Our research and development team has a demonstrated track record of successful new product introductions and significant product improvements. Since the beginning of 2005, we have introduced Eagle Eye Gold IVUS catheters, the VH IVUS functionality, the s5 console, and the ComboWire. Our research and development strategy leverages our core capabilities in systems, transducer and catheter design, and advanced algorithms to produce products intended to gain share in our existing markets and enable us to enter new evolving markets.
Our research and development expenditures were $8.1 million in 2003, $9.8 million in 2004 and $15.1 million in 2005 and $12.8 million in the nine months ended September 30, 2006. These totals include the research and development, clinical and regulatory affairs department expenses.
Manufacturing
Our manufacturing facility is located in Rancho Cordova, California, where we produce IVUS consoles, FM consoles, IVUS catheters and FM guide wires. Our manufacturing strategy for our consoles is to use third-party manufacturing partners to produce circuit boards and mechanical sub-assemblies. We perform incoming inspection, final assembly and test of products to assure quality control. Our manufacturing strategy for the single-procedure disposable products is to use third-party manufacturing partners for certain proprietary components. We perform incoming inspection on these components, assemble them into finished devices and test the final product to assure quality control. We presently use equipment, which is no longer produced or supported by a third party, for the manufacture of the scanners located on our phased array catheters. We have engaged a third party to develop an automated system to replace this equipment. While we believe the use of this new system should reduce the risk of supply problems, the third party must develop the automated system to be capable of manufacturing at our anticipated volume. Such development is expected to be completed in the first half of 2007. However, there is no guarantee that it will be completed in a timely manner or, upon completion, the system will be able to function at the capacity we require. Upon completion, the automated system will be located at the third party’s facility, which requires us to be dependent on the third party for its day-to-day control and protection of the system.

We manufacture our products in a controlled environment and have implemented quality control systems as part of our manufacturing processes. The control systems materially comply with the United States FDA Quality System Regulations, or QSR. We believe we are in material compliance with the FDA QSR for medical devices, with ISO 13485 quality standards, and with applicable medical device directives promulgated by the European Union, and policy on the Canadian Medical Devices Conformity Assessment System, which facilitates entry of our products into the European Union and Canada. The FDA and E.U. Notified Body have both inspected our manufacturing facilities in the last 20 months.
Our current facility has been inspected by the FDA, the California Department of Health Services Food and Drug Branch, and the E.U. Notified Body. Observations for improvements were noted as well as findings of deficiencies. These observations and findings related primarily to recordkeeping and training. In March 2002, the California Department of Health Services inspected our facilities and identified shortcomings in the status of our state license, records for process validation for the FloWire and WaveWire devices, and device history records. We responded to the California Department of Health Services Food and Drug Branch that we would revise our procedures and update our records as appropriate and we completed these revisions in March 2002. We have not been inspected by the California Department of Health Services Food and Drug Branch since then. In 2004, the FDA identified shortcomings in our analysis of field service reports for procedures to identify existing and potential causes of nonconforming products and other quality problems, and in our service procedures. We addressed these observations by updating and executing several procedures. In April 2006, we were inspected by the FDA and three observations were noted. These included incomplete documentation of the justification for segregating two lots of nonconforming product in 2004, incomplete procedures and records for equipment cleaning and maintenance, and incomplete verification of corrective and preventive actions taken in certain instances. We have responded to these observations, and believe that we have adequately completed all necessary evaluations of, and implementation of adjustments to, the affected processes. The FDA has acknowledged our response to the audit and has indicated that the corrective actions should adequately address the inspectional observations. In all instances, there were no findings that we believe involved a significant violation of regulatory requirements. Our responses to these observations have been received by the relevant regulatory authority, and we believe that we are in material compliance with the QSR and ISO 13485. We expect to be inspected by the FDA and state and international authorities again in the future. If the FDA or state or international authorities find significant shortcomings, or if they are not satisfied with our responses to the 2006 inspection, we could be subject to fines, recalls or requirements to halt manufacturing and shipments of affected products. Any of these enforcement actions could have a material effect on our business, by disrupting our ability to manufacture and sell product, impacting our profitability or harming our reputation or that of our products.
Government Regulation
Our products are medical devices subject to extensive and rigorous regulation by the FDA, as well as other Federal and state regulatory bodies in the United States and comparable authorities in other countries. We currently market our products in the United States under pre-market notification, or 510(k), clearance. If we seek to market new products, or to market new indications for our existing products, we will be required to file for and obtain 510(k) clearance or pre-market approval, or PMA.
The FDA regulations govern the following activities that we perform, or that are performed on our behalf, to ensure that medical products distributed domestically or exported internationally are safe and effective for their intended uses:

•	product design, development and manufacture;

•	product safety, testing, labeling and storage;

•	pre-marketing clearance or approval;

•	record keeping procedures;

•	product marketing, sales and distribution; and

•	post-marketing surveillance, complaint handling, medical device reporting, reporting of deaths or serious injuries and repair or recall of products.
Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance or PMA approval of new products, new intended uses or modifications to existing products;

•	withdrawing 510(k) clearance or PMA approvals that have already been granted; and

•	criminal prosecution.

The FDA’s Pre-market Clearance and Approval Requirements
Unless an exemption applies, each medical device we wish to distribute commercially in the United States will require either prior 510(k) clearance or a PMA approval from the FDA. Medical devices are classified into one of three classes — Class I, Class II, or Class III — depending on the degree or risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Devices deemed to pose lower risks are placed in either Class I or II, which requires the manufacturer to submit to the FDA a pre-market notification requesting permission to commercially distribute the device. This process is generally known as 510(k) clearance. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in Class III, requiring PMA approval. Our In-Vision Gold and Eagle Eye Gold are both Class II devices.
510(k) Clearance Pathway
When a 510(k) clearance is required, we must submit a pre-market notification to the FDA demonstrating that our proposed device is substantially equivalent to a previously cleared and legally marketed 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of a PMA application. By regulation, the FDA is required to clear or deny a 510(k) pre-market notification within 90 days of submission of the application. As a practical matter, clearance often takes significantly longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. If the FDA determines that the device, or its intended use, is not substantially equivalent to a previously-cleared device or use, the FDA will place the device, or the particular use, into Class III. Our future submissions may have to go through the 510(k) pathway, or the more demanding PMA approval process.
Pre-market Approval Pathway
A PMA application must be submitted to the FDA if the device cannot be cleared through the 510(k) process. The PMA application process is much more demanding than the 510(k) pre-market notification process. A PMA application must be supported by extensive data, including but not limited to technical information, preclinical data, clinical trials, manufacturing information and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.

The FDA has 180 days to review a PMA application, although the review of an application generally occurs over a significantly longer period of time and can take up to several years. During this review period, the FDA may request additional information or clarification of the information already provided. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with quality system regulations. Future submissions may have to go through this more demanding process.
Clinical Trials
Clinical trials are almost always required to support PMA approval and are sometimes required for 510(k) clearance. In the United States, these trials generally require submission of an application for an Investigational Device Exemption, or IDE, to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE must be approved in advance by the FDA for a specific number of patients unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. Clinical trials for significant risk devices may not begin until the IDE application is approved by the FDA and the appropriate institutional review boards, or IRBs, at the clinical trial sites. Even if a trial is completed, the results of clinical testing may not demonstrate the safety and efficacy of the device or may otherwise not be sufficient to obtain PMA approval of the product.
Our clinical trials, for the most part, are not conducted to support a PMA or 510(k) clearance notification. However, the trials are conducted under the oversight of an IRB at the relevant clinical trial sites and in accordance with the FDA regulations, including but not limited to those relating to good clinical practices since patient data is being collected and studied. We are also required to obtain patients’ informed consent that complies with both the FDA requirements and state and Federal privacy regulations. We, the FDA or the IRB at each site at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits. Similarly, in Europe the clinical study must be approved by the local ethics committee and in some cases, including studies with high-risk devices, by the Ministry of Health in the applicable country.
Pervasive and Continuing Regulation
After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

•	the FDA’s QSR requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations and the FDA prohibitions against the promotion of products for uncleared or unapproved uses (known as off-label uses), as well as requirements to provide adequate information on both risks and benefits during promotion of the product;

•	clearance or approval of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use;

•	medical device reporting, or MDR, regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device; and

•	the FDA’s recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations.
After a device receives 510(k) clearance or PMA approval, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new clearance or approval. The FDA requires each manufacturer to review changes that it makes and determine whether they are of a type that would require a new 510(k) or PMA filing. This determination must be documented by us. While we make this determination initially, the FDA can review any such decision and can disagree with a manufacturer’s determination. The FDA may also make this determination on its own initiative.
We have modified our devices since they received the FDA clearance. We have documented our determination that the changes were not of a sort that required a new 510(k). If the FDA were to disagree with our determination, it could require us to cease marketing and distribution and/or recall the modified device until 510(k) clearance or PMA approval is obtained. Also, in these circumstances, we could be subject to significant regulatory fines, penalties and warning letters.
The MDR regulations require that we report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. We have filed MDR reports to the FDA over the last several years, 10 or fewer each year.
We have registered with the FDA as a medical device manufacturer and have obtained a manufacturing license from the California Department of Health Services, or CDHS. The FDA has broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA and the Food and Drug Branch of CDHS, or FDB, to determine our compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of our suppliers.
Outline of the Regulatory System for Medical Devices in Europe
The European Union consists of 25 member states and has a coordinated system for the authorization of medical devices.
The E.U. Medical Devices Directive, or MDD, sets out the basic regulatory framework for medical devices in the European Union. This directive has been separately enacted in more detail in the national legislation of the individual member states of the European Union.
The system of regulating medical devices operates by way of a certification for each medical device. Each certificated device is marked with a CE mark which shows that the device has a Certificat de Conformité. There are national bodies known as Competent Authorities in each member state which oversee the implementation of the MDD within their jurisdiction.
The means for achieving the requirements for a CE mark varies according to the nature of the device. Devices are classified in accordance with their perceived risks, similarly to the U.S. system. The class of a product determines the requirements to be fulfilled before a CE mark can be placed on a product, known as a conformity assessment.
Conformity assessments for our products are carried out as required by the MDD. Each member state can appoint Notified Bodies within its jurisdiction. If a Notified Body of one member state has issued a Certificat de Conformité, the device can be sold throughout the European Union without further conformance tests being required in other member states. We use the British Standards Institute, or BSI, the Notified Body based in the United Kingdom, or U.K., to assess our products. Certification for our products was first obtained in 1997, allowing us to apply the CE mark to our products and to sell them throughout the European Union.

Our company has undergone a full quality assurance assessment in respect of our design development, manufacture and distribution of our products. We have provided detailed information regarding our products and our quality assurance systems to the BSI. This information has been audited by the BSI.
Outline of the Regulatory System for Medical Devices in Japan
In Japan, medical devices must be approved prior to importation and commercial sale by the Ministry of Health, Labour and Welfare, or MHLW. The approval process identifies a Marketing Authorization Holder, or MAH, who is designated as the only authorized seller of products. Manufacturers of medical devices outside of Japan who do not operate through a Japanese entity are able to designate a MAH who will apply for product approval and take responsibility for the medical device as designated. The MHLW evaluates each device for safety and efficacy. As part of its approval process, the MHLW may require that the product be tested in Japanese laboratories. The approval process ranges in length and certain medical devices may require a longer review period for approval. Once a device is approved, the MHLW issues a shonin to the MAH or designated MAH, thereby permitting such entity to import the device into Japan for sale.
After a device is approved for importation and commercial sale in Japan, the MHLW continues to monitor sales of approved products for compliance with labeling regulations, which prohibit promotion of devices for unapproved uses, and reporting regulations, which require reporting of product malfunctions, including serious injury or death caused by any approved device. Failure to comply with applicable regulatory requirements can result in enforcement action by the MHLW, which may include fines, injunctions, and civil penalties; recall or seizure of our products; operating restrictions; partial suspension or total shutdown of sales in Japan; or criminal prosecution.
The Japanese Pharmaceutical Affairs Law, or PAL, regulates medical devices in Japan. This law was substantially revised in July 2002, and the new provisions were implemented in stages through April 2005. The revised law changes class categorizations of medical devices in relation to risk, introduces a third-party certification system, strengthens safety countermeasures for biologically derived products and reinforces safety countermeasures at the time of resale or rental. Prior to 2005, the regulations separated medical devices into four classes, which are based on the device classification of the Global Harmonization Task Force. Devices that were formerly Class III and Class IV are now designated highly controlled medical devices. These products are highly regulated and require marketing approval by MHLW. Most of our devices fall into the highly controlled medical device category. As an interim measure, a party licensed as an importer and distributor of the relevant medical devices under the old PAL in effect prior to April 1, 2005 will be deemed as the MAH under the revised PAL.
In April 2004, in preparation for the implementation of these revisions, several administrative agencies were merged to form a consolidated organization, the Pharmaceutical and Medical Devices Agency, or PMDA, which is charged with regulation of pharmaceuticals, biologicals and medical devices. The PMDA is now responsible for the review of all highly controlled medical devices, and pre-market approval applications. The PMDA also will collect and analyze reports on defective medical devices and is responsible for developing standards for reviewing medical devices.
Review times for our device applications under the new PAL range from one year, if clinical data is not required, to up to two years if clinical data is required. These review times are expected to be reduced to six months and one year, respectively, as performance standards are released for various product categories.
Other International Regions
Most major markets have different levels of regulatory requirements for medical devices. Modifications to the approved products require a new regulatory submission in all major markets. The regulatory requirements, and the review time vary significantly from country to country. Our products can also be marketed in several other countries that have minimal requirements for medical devices.
Fraud and Abuse Laws
A variety of Federal and state laws apply to the sale, marketing and promotion of medical devices that are paid for, directly or indirectly, by Federal or state healthcare programs, such as Medicare, Medicaid and TRICARE. The restrictions imposed by these laws are in addition to those imposed by the FDA, FTC and corresponding state agencies. Some of these laws significantly restrict or prohibit certain types of sales, marketing and promotional activities by medical device manufacturers. Violation of these laws can result in significant criminal, civil, and administrative penalties, including imprisonment of individuals, fines and penalties and exclusion or debarment from Federal and state healthcare and other programs. Many private health insurance companies also prohibit payment to entities that have been sanctioned, excluded, or debarred by Federal agencies.
Anti-Kickback Statute. The Federal anti-kickback statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending of a good or service, for which payment may be made in whole or part under a Federal healthcare program such as the Medicare and Medicaid programs. The definition of “remuneration” has been broadly interpreted to include anything of value, including for example gifts, discounts, the furnishing of supplies or equipment, payments of cash and waivers of payments. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals or otherwise generate business involving goods or services reimbursed in whole or in part under Federal healthcare programs, the statute has been violated. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other Federal healthcare programs. In addition, some kickback allegations have been claimed to violate the Federal False Claims Act, discussed in more detail below.
The Federal anti-kickback statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services, or OIG, has issued a series of regulations, known as the “safe harbors.” These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the anti-kickback statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy an applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG or the U.S. Department of Justice. Many states have adopted laws similar to the Federal anti-kickback statute. Some of these state prohibitions are broader than the Federal statute, and apply to the referral of patients and recommendations for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.
Government officials have focused certain enforcement efforts on marketing of healthcare items and services, among other activities, and have brought cases against individuals or entities with sales personnel who allegedly offered unlawful inducements to potential or existing physician customers in an attempt to procure their business. In one recent case, consulting contracts between a device manufacturer and physicians were alleged to be “shams,” with the consulting fees in fact constituting kickbacks to the physicians.
False Claims Laws. Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the Federal government or knowingly making, or causing to be made, a false statement in order to have a false claim paid. The Federal government’s interpretation of the scope of the law has in recent years grown increasingly broad. Most states also have statutes or regulations similar to the Federal false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these Federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines, and imprisonment.
Several device manufacturers have been prosecuted under the false claims laws for allegedly providing free product to physician customers with the expectation that the physician customers would bill Federal programs for the product. In another action, a device manufacturer pled guilty not only to shipping an adulterated device in violation of the FDA requirements, but also to making a false statement concerning the number of device complaints it had received. Several recent cases against drug manufacturers have alleged that the manufacturers improperly promoted their products for “off-label” use, outside of the scope of the FDA-approved labeling.
Fraud on a Health Benefit Plan and False Statements. The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created a new Federal healthcare fraud statute that prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government-sponsored programs. Among other things, HIPAA also imposes new criminal penalties for knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services, along with theft or embezzlement in connection with a healthcare benefits program and willful obstruction of a criminal investigation involving a Federal healthcare offense. Violations may result in fines or imprisonment.
Third-party Coverage and Reimbursement
In the United States, as well as in foreign countries, government-funded or private insurance programs, commonly known as third-party payors, pay the cost of a significant portion of a patient’s medical expenses. No uniform policy of coverage or reimbursement for medical technology exists among all these payors. Therefore, coverage and reimbursement can differ significantly from payor to payor.
Coverage and reimbursement in the United States depend on our ability to obtain the FDA clearances and approvals to market our products. Coverage and reimbursement also depend on our ability to demonstrate the short-term and long-term clinical and cost-effectiveness of our products from the results we obtain from clinical experience and formal clinical studies. We present these results at major scientific and medical meetings and publish them in respected, peer-reviewed medical journals.
The Centers for Medicare and Medicaid Services, or CMS, is part of the United States Department of Health and Human Services, and CMS establishes coverage and reimbursement policies for the Medicare program. CMS policies may alter coverage and payment for IVUS technology in the future. These changes may occur as the result of National Coverage Determinations issued by CMS or local coverage determinations made by contractors under contract with CMS to review and make coverage and payment decisions.
Medicare payment may be made in appropriate cases for both inpatient and outpatient procedures using our technology, as well as for physician services associated with such procedures. Hospitals are paid by Medicare for inpatients on the basis of diagnosis-related groups, or DRGs, with the prospective rates adjusted for regional differences, co-morbidity, and complications. Hospitals may choose to use IVUS and FM in conjunction with cardiology and vascular percutaneous interventions, but there is not a separate payment for the use of such technology.
If a Medicare patient is categorized by the hospital as an outpatient, the hospital submits bills using APC Group codes. While these are similar to DRGs, the primary difference is that a hospital can submit multiple APCs for the services it has provided. For example, APC 0670-S, which is used to indicate IVUS use in coronary procedures, has a 2006 average reimbursement payment of approximately $1,700. The

“—S” indicates a “Significant Procedure,” and is not discounted when submitted with other procedures. There are separate APC codes for IVUS use in coronary and peripheral vessels, as well as APC codes designating whether the vessel imaged was the initial vessel imaged or an additional vessel.
Most Medicare contractors currently cover physician services associated with IVUS of a coronary vessel or graft when the procedure is performed with an approved diagnostic or therapeutic percutaneous intervention. Average payments to physicians are augmented to reflect IVUS usage in multiple vessels in the same patient.
Our international success leverages the availability of reimbursement within prevailing foreign healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country and include both government-sponsored healthcare and private insurance. Several countries have reimbursement codes that apply to the use of our products. These countries include Germany, Belgium, the Netherlands and Japan. The rates vary by country and vary with respect to products and procedures. For example, in Japan, starting in April 2006, the reimbursement rates will range from ¥124,000 to ¥285,000, or $1,051 to $2,415 based on the exchange rate on September 30, 2006, depending which of our products is used. In contrast, the reimbursement rate in Belgium for our pressure guide wires is €300, or $381 based on the exchange rate on September 30, 2006. Reimbursement in Belgium is limited to materials only and only applies when used diagnostically and when a PCI is deferred following such use.
All third-party reimbursement programs, whether government funded or insured commercially, whether inside the United States or outside, are developing increasingly sophisticated methods of controlling healthcare costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, second opinions required prior to major surgery, careful review of bills, encouragement of healthier lifestyles and exploration of more cost-effective methods of delivering healthcare. These types of programs and legislative changes to reimbursement policies could potentially limit the amount which healthcare providers may be willing to pay for medical devices.
Facilities
Our corporate headquarters are located in a 75,626 square foot facility in Rancho Cordova, California. We have leased this facility through August 31, 2009 with an option to renew through August 31, 2024. We conduct our principal executive and administrative functions and manufacturing operations at this facility. We recently moved our research and development, marketing and regulatory operations to a 34,657 square foot facility located on Trade Center Drive in Rancho Cordova, California. We have leased the Trade Center Drive facility through October 22, 2009. Our product distribution operations are also located on Mercantile Drive in Rancho Cordova, California. We have leased this 12,960 square foot facility through October 22, 2009. We also lease 4,565 square feet of general office space in Alpharetta, Georgia, from which we conduct U.S. sales administration operations. This lease expires on December 31, 2008. In addition, we currently lease 700 square feet of general office space in Cleveland, Ohio on a month to month basis. This space is occupied by research and development personnel. Lastly, we have recently leased 3,465 square feet of administrative office space in San Diego, California through June 22, 2009.
In April of 2004 we opened our Japanese sales office concurrently with the creation of our subsidiary, Volcano Japan. We lease 1,299 square feet of office space located in Ebisu Shibuya-ku, Tokyo, Japan. This lease expires on April 14, 2008, however, the lease can be canceled at any time by either the landlord or us, by providing six months prior notice. We conduct our European administrative, sales and product distribution operations through our European subsidiary, Volcano Europe, from 10,894 square feet of leased offices located in Zaventem, Belgium. This lease is non-cancelable through 2007 and expires in 2013. We believe that our current and planned facilities are adequate to meet our needs for the foreseeable future.

Litigation
We are not party to any material pending or threatened litigation.
Employees
As of September 30, 2006, we had 481 employees. None of our employees is represented by a labor union, and we believe our employee relations are good.

MANAGEMENT
Executive Officers and Directors
The following table sets forth certain information concerning our executive officers and directors as of October 31, 2006:

Name	Age	Position

R. Scott Huennekens	42	President and Chief Executive Officer, Director
John T. Dahldorf	50	Chief Financial Officer and Secretary
Vincent J. Burgess	42	Vice President of Business Development and Marketing
John F. Sheridan	51	Executive Vice President of Research and Development and Operations
Jorge J. Quinoy	52	Vice President of Global Sales
Michel E. Lussier	50	Managing Director of Volcano Europe
Olav B. Bergheim(1)(3)	56	Chairman of the Board of Directors
Robert J. Adelman, M.D.(1)	43	Director
James C. Blair, Ph.D.(2)	67	Director
S. Ward Casscells, M.D.(3)	54	Director
Carlos A. Ferrer(2)	52	Director
Lesley H. Howe(1)(3)	62	Director
Ronald A. Matricaria(2)	63	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our corporate governance committee.
R. Scott Huennekens has served as our President and Chief Executive Officer and as a member of our board of directors since April 2002. From January 2000 to March 2002, Mr. Huennekens served as the President and Chief Executive Officer of Digirad Corporation, a medical imaging company. Mr. Huennekens holds a B.S. in Business Administration from the University of Southern California and an M.B.A. from Harvard University.
John T. Dahldorf has served as our Chief Financial Officer and Secretary since July 2003. From March 2002 to December 2002, Mr. Dahldorf served as Co-Chief Executive Officer of Digirad Corporation, a medical imaging company, where he also served as the Chief Financial Officer from November 2001 to December 2002. From March 1999 to November 2001, Mr. Dahldorf served as the Finance Director of Arrow Electronics, Inc., a distributor of electronic components and computer products. Mr. Dahldorf holds a B.B. in Finance and an M.B.A. from Western Illinois University.
Vincent J. Burgess has served as our Vice President of Business Development and Marketing since August 2002. From May 1994 to June 2002, Mr. Burgess served as Vice President of Sorrento Associates, Inc., which is the general partner of Sorrento Ventures, a venture capital firm. Mr. Burgess holds a B.S. in Business Administration from the University of Southern California and an M.B.A. from the University of California, Los Angeles.
John F. Sheridan has served as our Executive Vice President of Research and Development and Operations since November 2004. From May 2002 to May 2004, Mr. Sheridan served as Executive Vice President of Operations at CardioNet, Inc., a medical technology company. From March 1998 to May 2002, he served as Vice President of Operations at Digirad Corporation, a medical imaging company. Mr. Sheridan holds a B.S. degree in Chemistry from the University of West Florida and an M.B.A. from Boston University.

Jorge J. Quinoy has served as our Vice President of Global Sales since July 2003. From August 2001 to July 2003, Mr. Quinoy served as the Vice President of Sales for Jomed, Inc., a medical technology company. From January 2001 to August 2001, Mr. Quinoy served as the Vice President of Sales for Altiva Corporation, a medical technology company. From 1999 to 2000, Mr. Quinoy served as Vice President of Sales for Medtronic AVE, Inc. Mr. Quinoy holds a B.S. in Public Relations and Marketing from the University of Florida.
Michel E. Lussier has served as Managing Director of Volcano Europe since March 2006. From July 2002 to March 2006, Mr. Lussier served as our Vice President, General Manager of Europe, Africa and Middle East Operations. In February 2002, Mr. Lussier founded MedPole S.A./ N.V., a European distribution incubator for medical device start up companies located in Brussels. From October 1998 to January 2002, Mr. Lussier served as the Vice President and General Manager, Europe of Novoste Corp., a medical technology company. Mr. Lussier holds a B.S. in Electrical Engineering and an M.S. in Biomedical Engineering from the University of Montreal and an M.B.A. from INSEAD.
Olav B. Bergheim, one of our founders, has served as the Chairman of our board of directors since February 2001. He is currently the managing director of Fjord Ventures LLC, a venture capital firm, which he founded in 2005. From August 1995 to January 2005, Mr. Bergheim served as a venture partner and then a general partner at Domain Associates, a venture capital firm. Mr. Bergheim currently serves on the board of directors of various private companies in the life sciences industry. Mr. Bergheim holds a B.S. and an M.S. in Pharmacy at the University of Oslo and completed the Executive Business Administration Program at the University of Virginia.
Robert J. Adelman, M.D. has served as a member of our board of directors since February 2005. Since March 2002, he has served as a principal for OrbiMed Advisors LLC, an asset management firm. From November 2000 to August 2001, Dr. Adelman served as Vice President of Business Development at NeoGenesis Pharmaceuticals, Inc., a pharmaceutical company. In 1999, Dr. Adelman founded Veritas Medicine, Inc., a healthcare clinical trials matching company. Dr. Adelman currently serves on the board of directors of CryoCor, Inc, a medical technology company. Dr. Adelman holds an A.B. in Biochemistry from the University of California, Berkeley and an M.D. from Yale University.
James C. Blair, Ph.D. has served as a member of our board of directors since February 2001. He has served as a partner at Domain Associates, a venture capital firm, since its founding in 1985. Dr. Blair is an advisor to the Department of Molecular Biology at Princeton University and an advisor to the Department of Bioengineering at the University of Pennsylvania. Dr. Blair serves on the board of directors of the Prostate Cancer Foundation, NuVasive, Inc., a medical technology company, Pharmion Corporation, a pharmaceutical company, Cadence Pharmaceuticals, Inc., a pharmaceutical company, Novacea, Inc., a pharmaceutical company and various private companies. He holds a B.S. in Electrical Engineering from Princeton University and an M.S. and a Ph.D. in Electrical Engineering from the University of Pennsylvania.
S. Ward Casscells, M.D., one of our founders, has served as a member of our board of directors since January 2000. Since November 2000, Dr. Casscells has served as the John Edward Tyson Distinguished Professor of Medicine (Cardiology) and Public Health, and Vice President for Biotechnology at the University of Texas Health Science Center at Houston. Dr. Casscells serves on the board of directors of SpectraCell Laboratories, Inc., a private laboratory company in Houston, RediClinic, LLC, and the Prostate Cancer Foundation. He serves on the editorial boards of several medical journals and is a consultant for the FDA and U.S. Army. A Colonel in the U.S. Army Reserve, Dr. Casscells has served on city, state and national commissions on bioterrorism and on President Bush’s Healthcare Advisory Committee. Dr. Casscells holds a B.S. in biology from Yale University and an M.D. from Harvard University.
Carlos A. Ferrer has served as a member of our board of directors since January 2004. Mr. Ferrer is a member of Ferrer Freeman & Company, LLC, a private equity firm, which he founded in 1995. Prior to 1995, Mr. Ferrer was a managing director at Credit Suisse First Boston. He is Vice Chairman of the Board of Trustees of the Cancer Research Institute and a member of the board of directors of various private companies in the healthcare and life sciences industry. He holds a B.A. degree from Princeton University.
Lesley H. Howe has served as a member of our board of directors since October 2005. Since December 2001, he has served as Chief Executive Officer at Consumer Networks LLC, an Internet marketing and promotions company. Mr. Howe currently serves on the board of directors of dj Orthopedics, Inc., a medical technology company, P.F. Chang’s China Bistro, Inc., an owner and operator of restaurants, and NuVasive, Inc., a medical technology company. From July 1967 to September 1997, Mr. Howe held several positions at KPMG Peat Marwick LLP, an international auditing and accounting firm, and served as area managing partner/managing partner of their Los Angeles office from May 1994 to September 1997. Mr. Howe holds a B.S. in Accounting from the University of Arkansas and is a certified public accountant.
Ronald A. Matricaria has served as a member of our board of directors since October 2005. He served as Chairman of St. Jude Medical, Inc. from January 1995 to December 2002, and as President and Chief Executive Officer from April 1993 to May 1999. Mr. Matricaria currently serves on the boards of directors of Invitrogen Corporation, a life sciences company and VistaCare, Inc., a provider of hospice services. He is also Trustee emeritus of the University of Minnesota Foundation. Mr. Matricaria holds a bachelor’s degree from the Massachusetts College of Pharmacy and was awarded an honorary doctorate degree in Pharmacy in recognition of his contribution to the practice of pharmacy.
Executive Officers
Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships between our directors and executive officers.
Board of Directors
Our authorized number of directors is eight. Upon completion of this offering, our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Mr. Ferrer and Drs. Blair and Adelman have been designated as Class I directors, whose terms will expire at the 2007 annual meeting of stockholders. Mr. Bergheim and Dr. Casscells have been designated as Class II directors, whose terms will expire at the 2008 annual meeting of stockholders. Messrs. Huennekens, Howe and Matricaria have been designated as Class III directors, whose terms will expire at the 2009 annual meeting of stockholders. This classification of the board of directors may delay or prevent a change in control of our company or our management. For more information about some of the possible effects of this classification please see “Description of Capital Stock — Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Bylaws.”
Board Committees
Our board of directors has an audit committee, a compensation committee and a corporate governance committee.
Audit Committee
The audit committee of our board of directors recommends the appointment of our independent registered public accounting firm, reviews our internal accounting procedures and financial statements and consults with and reviews the services provided by our independent registered public accounting firm, including the results and scope of their audit. The audit committee is chaired by Mr. Howe and also includes Mr. Bergheim and Dr. Adelman, each of whom will be independent, within the meaning of applicable SEC and NASDAQ rules, upon completion of this offering. Mr. Howe is our audit committee financial expert, as currently defined under the SEC rules implementing the Sarbanes-Oxley Act of 2002. We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, The NASDAQ Global Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.
Compensation Committee
The compensation committee of our board of directors reviews and recommends to our board of directors the compensation and benefits for all of our executive officers, administers our stock plans, and establishes and reviews general policies relating to compensation and benefits for our employees. The compensation committee is chaired by Mr. Matricaria and also includes Mr. Ferrer and Dr. Blair, each of whom will be independent, within the meaning of applicable SEC and NASDAQ rules, upon completion of this offering. We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, The NASDAQ Global Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.
Corporate Governance Committee
The corporate governance committee of our board of directors is responsible for:

•	reviewing the appropriate size, function and needs of the board of directors;

•	developing the board’s policy regarding tenure and retirement of directors;

•	establishing criteria for evaluating and selecting new members of the board, subject to board approval thereof;

•	identifying and recommending to the board for approval of individuals qualified to become members of the board of directors, consistent with criteria established by the committee and by the board;

•	overseeing the evaluation of management and the board; and

•	monitoring and making recommendations to the board on matters relating to corporate governance.
The corporate governance committee is chaired by Mr. Bergheim and also includes Mr. Howe and Dr. Casscells, each of whom will be independent, within the meaning of applicable SEC and NASDAQ rules, upon completion of this offering. We believe that the composition and functioning of our corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, SEC rules and regulations, and The NASDAQ Global Market. We intend to comply with future requirements to the extent they become applicable to us.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation
Each of our non-employee directors is paid $24,000 annually and is reimbursed for reasonable expenses incurred in connection with performance of their duties as directors. Upon their election to our board of directors, each of our non-employee directors is granted an initial option to purchase up to 18,181 shares of our common stock at the then fair market value pursuant to the terms of our 2005 Equity Compensation Plan. In addition, each non-employee director is automatically granted an option to purchase up to 7,272 shares of our common stock if he or she remains on the board of directors on the date of each annual meeting of stockholders unless he or she joined our board of directors within six months of such meeting. Each non-employee director will also receive cash compensation of $500 for attendance at each board meeting. Additionally, the chairperson of the audit committee will receive an annual retainer fee of $6,000, the chairperson of the compensation committee will receive an annual retainer fee of $3,000, and the chairperson of the corporate governance committee will receive an annual retainer fee of $3,000 for serving on their respective committees. Members of the audit committee will receive an annual retainer fee of $3,000 and members of the compensation and corporate governance committees, not including chairpersons, will receive an annual retainer fee of $1,000 for serving on such committees.
Executive Compensation
The following table sets forth summary information concerning compensation of our chief executive officer and each of our other five most highly compensated executive officers as of the end of the last fiscal year. We refer to these persons as our named executive officers elsewhere in this prospectus.

Except as provided below, none of our named executive officers received any other compensation required to be disclosed by law or in excess of 10% of their total annual compensation.
Summary Compensation Table

						Long Term
						Compensation
						Awards

						Number of
		Annual Compensation				Securities
						Underlying	All Other
Name and Position	Year	Salary		Bonus(1)		Options	Compensation

R. Scott Huennekens	2005	$289,224		$101,228		172,727	$13,000	(2)
President and Chief Executive Officer
John T. Dahldorf	2005	225,510		56,378		45,455	—
Chief Financial Officer and Secretary
Vincent J. Burgess	2005	214,988		75,246		36,363	—
Vice President of Business Development and Marketing
John F. Sheridan	2005	226,211		56,250		22,727	—
Executive Vice President of Research and Development and Operations
Jorge J. Quinoy	2005	324,340	(3)	—		31,818	11,400	(4)
Vice President of Global Sales
Michel E. Lussier	2005	405,173	(5)	31,312	(5)	36,363	16,801	(6)
Managing Director of Volcano Europe

(1)	The amounts for 2005 represent bonuses that were awarded for services performed in the fiscal year ended December 31, 2005. Annual bonuses earned during a fiscal year are paid in the first quarter of the subsequent fiscal year.

(2)	Represents auto allowance paid to Mr. Huennekens.

(3)	Includes commissions earned for services performed in the fiscal year ended December 31, 2005 in the amount of $74,340.

(4)	Represents auto allowance paid to Mr. Quinoy.

(5)	Represents fees paid to Mr. Lussier’s employer Med Pole S.A./ N.V. covering his payroll, payroll-related benefits and bonus.

(6)	Represents auto allowance of $6,311 paid to Mr. Lussier and a fee of $10,490 paid to Mr. Lussier’s employer Med Pole S.A./ N.V. covering his auto allowance.
Option Grants in Last Fiscal Year
In 2005, we granted options to purchase an aggregate of 1,735,843 shares of our common stock to our employees, directors and consultants, 1,465,570 of which were granted under our 2000 Long Term Incentive Plan and 270,273 of which were granted under our 2005 Equity Compensation Plan. These options are fully exercisable upon the date of grant. We have a right to repurchase shares issued pursuant to exercised options that lapses generally at the rate of 25% after one year of service from the date of grant, and monthly thereafter in equal amounts, generally over 36 additional months. Options granted under our 2000 Long Term Incentive Plan have a term of 10 years and options granted under our 2005 Equity Compensation Plan have a term of seven years. All options may terminate before their expiration dates if the optionee’s status as an employee, director or consultant is terminated, or upon the optionee’s death or disability. For additional information on our employee benefit plans see “—Employee Benefit Plans.”

The following table sets forth certain information with respect to stock options granted to each of our named executive officers during 2005.
2005 Option Grants

					Potential Realizable Value at
	Number of	Percent of			Assumed Annual Rates of
	Securities	Total			Stock Price Appreciation for
	Underlying	Options	Exercise		Option Term
	Options	Granted to	Price Per	Expiration
Name	Granted	Employees	Share	Date	5%	10%

R. Scott Huennekens	172,272	10.2%	$6.49	7/13/2015	$4,210,794	$7,367,241
John T. Dahldorf	45,455	2.7	6.49	7/13/2015	1,111,043	1,943,891
Vincent J. Burgess	36,363	2.1	6.49	7/13/2015	888,810	1,555,070
John F. Sheridan	22,727	1.3	6.49	7/13/2015	555,509	971,924
Jorge J. Quinoy	4,545	0.3	1.65	1/18/2015	133,090	216,365
	27,273	1.6	6.49	7/13/2015	666,626	1,166,334
Michel E. Lussier	36,363	2.1	6.49	7/13/2015	888,810	1,555,070
With respect to the amounts disclosed in the column captioned “Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term,” the 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the SEC, and do not represent our estimate or projection of our future common stock prices. The potential realizable values are calculated based on the assumed public offering price of $18.99 per share, and assume that the common stock appreciates at the indicated rate for the entire term of the option, and that the option is exercised at the exercise price and sold on the last day of the option term at the appreciated price. Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be realized.
Aggregated Option Exercises in 2005 and Year-End Option Values
The following table sets forth certain information concerning the number and value of unexercised options held by each of our named executive officers as of December 31, 2005. The amount described in the column captioned “Value of Unexercised In-The-Money Options at December 31, 2005” represents the positive spread between the exercise price of stock options and the fair market value of the options, which is based upon the assumed public offering price of $18.99 per share, minus the exercise price per share. As of September 30, 2006, the option grants in the table below may be exercised in full subject to our right to repurchase some or all unexercisable shares at the original exercise price if their employment relationship terminates for any reason other than as a result of a change in control. For additional information on our change in control arrangements see “—Employment Agreements and Change in Control Arrangements.”
2005 Aggregated Option Exercises and Year-End Values

	Number of
	Securities Underlying		Value of Unexercised
	Unexercised Options at		In-The-Money Options at
	December 31, 2005		December 31, 2005

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

R. Scott Huennekens	1,206,203	—	$21,593,750	$—
John T. Dahldorf	303,812	—	5,389,135	—
Vincent J. Burgess	36,363	—	454,538	—
John F. Sheridan	249,999	—	4,524,983	—
Jorge J. Quinoy	213,635	—	3,812,434	—
Michel E. Lussier	218,180	—	3,847,243	—
Employee Benefit Plans
2000 Long Term Incentive Plan
Our board of directors adopted our 2000 Long Term Incentive Plan, or our 2000 Plan in October 2000, and our stockholders approved it in February 2001. In July 2005, our board of directors amended and restated our 2000 Plan to effectuate certain technical changes to the plan and to ensure compliance with current corporate governance guidelines and applicable securities laws and our stockholders approved the restatement in August 2005. Our board of directors has determined not to grant any additional awards under our 2000 Plan. However, our 2000 Plan will continue to govern the terms and conditions of the outstanding awards granted thereunder.
In May 2006, the total number of shares of our common stock that are authorized for issuance under our 2000 Plan and our 2005 Equity Compensation Plan, or our 2005 Plan, which is described below, was increased to 8,162,558 shares. As of September 30, 2006, options to purchase a total of 4,400,974 shares of our common stock were issued and outstanding.
Our 2000 Plan provides for the grant of nonstatutory options, stock awards, phantom stock, stock appreciation rights and cash awards to our employees, independent contractors, consultants and directors and our subsidiaries’ employees, independent contractors, consultants and directors. Incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, may also be granted to our employees and our subsidiaries’ employees. Our board of directors or a committee of our board of directors administers our 2000 Plan. The administrator has the authority to determine the terms and conditions of the awards granted under our 2000 Plan, however, the administrator may not reduce the exercise price of an option to the then current fair market value of our common stock or institute a program whereby outstanding options are exchanged for options with a lower exercise price.
Our 2000 Plan provides that in the event of our change in control, the successor corporation or its parent or subsidiary will assume or substitute each phantom stock, stock appreciation right and option. If the outstanding options or stock purchase rights are not assumed or substituted, they will terminate upon the consummation of the transaction. Options granted under our 2000 Plan also provide that in the event of our change in control, any Company repurchase right on the shares underlying the options will expire.

2005 Equity Compensation Plan
Our board of directors adopted and our stockholders approved our 2005 Plan in October 2005. Our board of directors has the authority to amend our 2005 Plan without approval of our stockholders provided such action does not impair the rights of any participant or require stockholder approval under applicable laws or the requirements of the plan. Our 2005 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and to our subsidiary corporations’ employees and for the grant of nonstatutory stock options, restricted stock awards, which may be “qualified performance-based compensation” under Section 162(m) of the Internal Revenue Code, restricted stock units and stock appreciation rights to our employees, directors and consultants and employees, directors and consultants of our subsidiaries.
We have reserved an aggregate of 8,162,558 shares of our common stock for issuance under our 2000 Plan and our 2005 Plan. The number of shares that may be issued under our 2005 Plan includes (a) any shares that have been reserved but not issued under our 2000 Plan and (b) any shares returned to our 2000 plan as a result of termination of options or the repurchase of shares issued thereunder. As of September 30, 2006, options to purchase a total of 561,056 shares of our common stock were issued and outstanding and 500 shares of our common stock had been issued upon the exercise of options granted under our 2005 Plan that had not been repurchased by us.
Our board of directors or a committee of our board administers our 2005 Plan. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon the exercise. With respect to options held by a person subject to Section 16 of the Exchange Act, the administrator may not amend existing awards to reduce their exercise price nor may the administrator institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a lower exercise price.
The administrator determines the exercise price of options granted under our 2005 Plan, but with respect to all options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant and the term of an option may not exceed seven years. With respect to an incentive stock option granted to any participant who owns 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.
No optionee may be granted an option to purchase more than 909,091 shares in any calendar year. The maximum number of shares that may be issued under awards other than options is 1,454,545.
After termination, an employee, director or consultant, may exercise his or her option for the period of time as the administrator may determine. Generally, if termination is due to death or disability, the option will remain exercisable for one year. If termination is due to misconduct or breach of an employment agreement with us, the option will terminate on the date of termination of employment by or service to us. In all other cases, the option will generally remain exercisable for ninety days. However, an option generally may not be exercised later than the expiration of its term.
Stock appreciation rights may be granted under our 2005 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.
Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. Restricted stock awards may be granted under our 2005 Plan. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.
Unless the administrator provides otherwise, our 2005 Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.
Our 2005 Plan provides that in the event of our change in control the administrator will provide written notice of such change in control to each recipient, all outstanding options and stock appreciation rights will automatically accelerate and become fully exercisable and the restrictions on all restricted stock awards will immediately lapse. If we are not the surviving corporation or if we survive only as a subsidiary of another corporation each recipient will have the right to elect within 30 days of receiving the notice described above to either have the successor corporation or its parent or subsidiary assume or substitute an equivalent award for each outstanding award or surrender his or her award in exchange for a payment, in cash or shares of our common stock as elected by the recipient, in an amount equal to the amount by which the then fair market value of the shares of our common stock underlying his or her award exceeds the exercise price or base amount of the unexercised award.
Our 2005 Plan will automatically terminate in 2015, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our 2005 Plan without approval of our stockholders provided such action does not impair the rights of any participant or require stockholder approval under applicable laws or requirements.
401(k) Plan
We maintain a retirement savings plan, or 401(k) Plan, for the benefit of our eligible employees. Our 401(k) Plan is intended to qualify as a defined contribution arrangement under Sections 401(a), 401(k) and 501(a) of the Internal Revenue Code. Employees eligible to participate in our 401(k) Plan are those common law employees on our payroll who have attained the age of 21. Participants may elect to defer a percentage of their eligible pretax earnings each year or contribute a fixed amount per pay period up to the maximum contribution permitted by the Internal Revenue Code. All participants’ plan accounts are 100% vested at all times. All assets of our 401(k) Plan are currently invested, subject to participant-directed elections, in a variety of mutual funds chosen from time to time by us in our capacity as plan administrator. Distribution of a participant’s vested interest generally occurs upon termination of employment, including by reason of retirement, death or disability. We do not make matching or other contributions to our 401(k) plan.
Employment Agreements and Change in Control Arrangements
We have formal employment agreements with R. Scott Huennekens, our President and Chief Executive Officer, and John T. Dahldorf, our Chief Financial Officer and Secretary. For all other employees, employment at our company is at-will and the terms of employment are specified in formal offer letters which are extended to all employees prior to the commencement of employment. Other than Messrs. Huennekens and Dahldorf, none of our employees is entitled to any type of severance upon termination of employment. Under our option award agreements, including those agreements with each of Messrs. Huennekens and Dahldorf, our right of repurchase shall lapse with respect to shares of our common stock issued or issuable upon the exercise of stock options upon the approval of the stockholders of a change of control transaction. For more information on our stock option award agreements, see “— Employee Benefit Plans.”
We have an employment agreement with R. Scott Huennekens, entered into in February 2006, under which Mr. Huennekens is entitled to an annual salary of $350,000. Mr. Huennekens is also eligible to receive a bonus not exceeding 50% of his then-current salary. The agreement provides that upon a change in control we must require any successor to our assets or business to expressly assume Mr. Huennekens’s employment agreement; failure to do so, or notification of resignation by

Mr. Huennekens within six months following a change of control, will be treated as a resignation for good reason or a termination without cause and will entitle Mr. Huennekens to certain severance payments including receipt of his then-current base salary for 24 months and a pro rated bonus for the year in which the termination occurs.
We have an employment agreement with John T. Dahldorf, entered into in February 2006, under which Mr. Dahldorf is entitled to an annual salary of $250,000. Mr. Dahldorf is also eligible to receive a bonus not exceeding 40% of his then-current salary. The agreement provides that upon a change in control we must require any successor to our assets or business to expressly assume Mr. Dahldorf’s employment agreement; failure to do so, or notification of resignation by Mr. Dahldorf within six months following a change of control, will be treated as a resignation for good reason or a termination without cause and will entitle Mr. Dahldorf to certain severance payments including receipt of his then-current base salary for 24 months and a pro rated bonus for the year in which the termination occurs.
Managing Director Agreement
Our wholly-owned subsidiary, Volcano Europe, has entered into a managing director agreement with Michel E. Lussier, appointing him Managing Director of Volcano Europe. Pursuant to the agreement, Mr. Lussier is entitled to an annual salary of €256,562.48. Mr. Lussier is also eligible, at the discretion of Volcano Europe, to receive a variable fee depending on the achievement of overall corporate goals. In addition, Mr. Lussier is entitled to a car allowance.
Limitations on Liability and Indemnification
Under our amended and restated certificate of incorporation and bylaws, we will indemnify any and all persons whom we have the power to indemnify under section 145 of the Delaware General Corporation Law, including our directors, officers, employees and agents, to the fullest extent permitted by the General Corporation Law of the State of Delaware. Under our bylaws, we are also permitted to enter into indemnification agreements with our directors and officers and to purchase insurance on behalf of any person whom we are required or permitted to indemnify. We have procured and intend to maintain a directors’ and officers’ liability insurance policy that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.
We have entered into indemnification agreements with our directors, president and chief executive officer and chief financial officer. Under these agreements, we are required to indemnify them against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any actual or threatened litigation or proceeding, if any of them may be made a party to such proceeding because he or she is or was one of our directors or officers. We are obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests. With respect to any criminal proceeding, we are obligated to pay these amounts only if the officer or director had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder.
In addition, our amended and restated certificate of incorporation provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under the General Corporation Law of the State of Delaware. This provision in our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available. Each director will continue to be subject to liability for any breach of the director’s duty of loyalty to us and for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law. This provision also does not affect a director’s responsibilities under any other laws, such as the Federal securities laws or other state or Federal laws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.
There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

RELATED PARTY TRANSACTIONS
Except as set forth below, since January 1, 2003, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were a party or are a party in which:

•	the amounts involved exceeded or will exceed $60,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.
We believe that the transactions described below have been negotiated as arms-length transactions.
Sales of Preferred Stock
In 2003 and 2004, we issued an aggregate of 14,948,836 shares of our Series B preferred stock at a price of $3.00 per share for gross proceeds of $44.8 million. Each share of Series B preferred stock converted into 0.91 share of common stock upon the closing of our initial public offering. In 2005, we issued an aggregate of 2,662,754 shares of our Series C preferred stock at a price of $5.77 per share for gross proceeds of $15.4 million. Each share of Series C preferred stock converted into 0.91 share of common stock upon the closing of our initial public offering. The purchasers of our Series B and Series C preferred stock included, among others, the following holders of more than 5% of our outstanding stock:

	Shares of Series B		Shares of Series C
Investor	Preferred Stock		Preferred Stock

Entities affiliated with OrbiMed Advisors, LLC	—		2,599,654	(1)
Entities affiliated with Domain Associates, LLC	8,640,891	(2)	—
Johnson & Johnson Development Corporation	2,694,667		—
Medtronic, Inc.	1,833,335		—

(1)	Consists of 1,734,981 shares of Series C preferred stock purchased by Caduceus Private Investments II, LP, 649,612 shares of Series C preferred stock purchased by Caduceus Private Investments II (QP), LP and 215,061 shares of Series C preferred stock purchased by UBS Juniper Crossover Fund, L.L.C. Robert J. Adelman, M.D., a member of our board of directors, is a principal of OrbiMed Advisors, LLC.

(2)	Consists of 2,320,445 shares of Series B preferred stock purchased by Domain Partners IV, L.P., 6,174,586 shares of Series B preferred stock purchased by Domain Partners V, L.P. and 145,860 shares of Series B preferred stock purchased by DP V Associates, L.P. James C. Blair, Ph.D., a member of our board of directors, is partner at Domain Associates LLC.
Sale of Common Stock
In 2005, we issued and sold 11,961 and 60,000 shares of our common stock to Lesley H. Howe and Ronald A. Matricaria, respectively, each of whom is a member of our board of directors, at a purchase price per share of $8.36 per share. In 2004, Vincent J. Burgess, our Vice President of Business Development and Marketing, exercised an option to purchase 272,727 shares of our common stock at a purchase price of $0.33 per share.
Transactions with FFC Partners II, L.P. and FFC Executive Partners II, L.P.
In 2003, we issued promissory notes in an aggregate principal amount of $20.0 million bearing interest at the rate of 15.0% per annum compounded and payable in arrears to FFC Partners II, L.P. and FFC Executive Partners II, L.P. The stated maturity of these notes was December 31, 2008. We repaid our debt, which as of June 20, 2006 was $29.2 million, with a portion of the proceeds from our initial public offering, as required. In connection with the issuance of these notes, we issued warrants to purchase 3,091,216 shares of our common stock with an exercise price of $0.011 per share. These warrants were exercised on a cashless basis upon the closing of this offering resulting in the net issuance of 3,086,966 shares of our common stock. Carlos A. Ferrer, a member of our board of directors, is the managing member of FFC GP II, LLC, the general partner of FFC Partners II, L.P., and the managing member of FFC Executive GP II, LLC, the general partner of FFC Executive Partners II, L.P.
Transactions with Medtronic, Inc.
License Agreement. We entered into a license agreement with Medtronic Vascular Galway Limited, formerly known as AVE Galway Limited, an affiliate of Medtronic, a beneficial owner of more than five percent of our common stocks, pursuant to which we granted to AVE Galway Limited a license to certain IVUS patents and technology in consideration for a total license fee of $2.5 million.
Supply Agreement. We entered into a supply agreement with Medtronic Vascular Galway Limited, pursuant to which we agreed to supply certain IVUS related accessories and components to AVE Galway Limited at the manufacturing cost thereof.
Right of First Negotiation and First Refusal Agreement. We granted to Medtronic a right of first negotiation with respect to any sale of our business for consideration less than $30 million and a right of first refusal with respect to any sale of all or substantially all of our IVUS business. This agreement terminated upon the completion of our initial public offering.
Termination of Option to Distribute Agreement. In July 2003, we entered into an option to distribute agreement with Medtronic relating to certain of our IVUS products not covered by our license agreement with Medtronic. We elected to terminate the option to distribute agreement because we believed we would gain greater flexibility in developing our product sales strategy in Japan if we did not have to consider the impact of Medtronic exercising the option to distribute or factor in the uncertainty of whether Medtronic would in fact exercise the option. Pursuant to the option to distribute agreement, Medtronic had a right to negotiate a new agreement with us for Medtronic to distribute certain of our IVUS products upon the expiration, in June 2007, of our distribution agreement with Fukuda Denshi. The option to distribute agreement provided that the terms to be negotiated by us would be substantially similar to the terms of the existing distribution agreement with Fukuda. Under the option to distribute agreement, we were granted the right to terminate the distribution option in the event that, prior to December 31, 2006, we first consummated an initial public offering of shares of our common stock or sold all or substantially all of our assets and then paid Medtronic a $2,000,000 termination fee. In January 2006, Medtronic and we entered into a termination agreement to terminate the option to distribute agreement. Pursuant to this termination agreement, we transferred an agreed amount of product to Medtronic and Medtronic waived the right to receive the termination fee and the agreed upon amount of product has been transferred.
Employment Agreements
We have entered into formal employment agreements with R. Scott Huennekens, our President and Chief Executive Officer, and John T. Dahldorf, our Chief Financial Officer and Secretary. In addition, our wholly-owned subsidiary, Volcano Europe, has entered into a managing director agreement with Michel E. Lussier, the Managing Director of Volcano Europe. For more information regarding these agreements, see “Management — Employment Agreement and Change in Control Arrangements” and “Management — Managing Director Agreement.”
Registration Rights
We have entered into an agreement with holders of our preferred stock and warrants, including entities affiliated with some of our directors and entities that hold more than 5% of our outstanding common and preferred stock whereby we granted them registration rights with respect to their shares of common stock issuable upon conversion of their preferred stock and/or exercise of their warrants. For more information regarding registration rights, see “Description of Capital Stock — Registration Rights.”

Indemnification Agreements
We have entered into agreements to indemnify our directors, president and chief executive officer and chief financial officer in addition to the indemnification provided for in our amended and restated certificate of incorporation and bylaws. For more information regarding indemnification matters, see “Management — Limitations on Liability and Indemnification.”
Stock Option Grants
Since January 2003 we have granted options to purchase an aggregate of 1,401,034 shares of our Common Stock to our current executive officers, including each of our executive officers named in the Summary Compensation Table, at a weighted-average exercise price of $1.84.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth certain information with respect to beneficial ownership of our common stock, as of September 30, 2006, and as adjusted to reflect the sale of common stock in this offering, by:

•	each beneficial owner of 5% or more of the outstanding shares of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each of the selling stockholders.
Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of September 30, 2006 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o Volcano Corporation, 2870 Kilgore Road, Rancho Cordova, California 95670.
Each stockholder’s percentage ownership before the offering is based on 33,063,835 shares of our common stock outstanding as of September 30, 2006. Each stockholder’s percentage ownership after the offering is based on 36,818,835 shares of our common stock outstanding immediately after the completion of this offering. We have granted the underwriters an option to purchase up to 1,125,000 additional shares of our common stock to cover over-allotments, if any, and the table below assumes no exercise of that option.

	Beneficial Ownership			Percentage of Shares
	Before the Offering			Outstanding

		Options and
		Warrants
		Exercisable	Shares Being	Before the	After the
Beneficial Owner	Shares	Within 60 Days	Offered	Offering	Offering

Holders of More than 5%
Entities affiliated with OrbiMed Advisors, LLC (1)	2,365,683	—	—	7.2%	6.4%
767 Third Avenue, 30th Floor New York, NY 10017
Entities affiliated with Domain Associates L.L.C.(2)	9,750,411	—	1,508,248	29.5	22.4
One Palmer Square, Suite 515 Princeton, NJ 08542
FFC Partners II, L.P. and FFC Executive Partners II, L.P.(3)	3,086,966	—	—	9.3	8.4
The Mill 10 Glenville Street Greenwich, CT 06831
Johnson & Johnson Development Corporation(4)	2,452,146	—	758,333	7.4	4.6
31 Technology Drive Irvine, CA 92618
Medtronic Bakken Research Center B.V.(5)	1,668,334	—	834,167	5.0	2.3
c/o Medtronic, Inc. 710 Medtronic Parkway, MS LC300 Minneapolis, MN 55432

	Beneficial Ownership			Percentage of Shares
	Before the Offering			Outstanding

		Options and
		Warrants
		Exercisable	Shares Being	Before the	After the
Beneficial Owner	Shares	Within 60 Days	Offered	Offering	Offering

Named Executive Officers
R. Scott Huennekens	—	1,206,203	120,000	3.5%	2.9%
John T. Dahldorf	—	303,812	50,000	*	*
Vincent J. Burgess	272,727	36,363	45,000	*	*
John F. Sheridan	—	249,999	35,000	*	*
Jorge J. Quinoy(8)	2,000	213,635	—	*	*
Michel E. Lussier	—	218,180	50,000	*	*
Directors
Olav B. Bergheim(6)	635,318	—	50,000	1.9	1.6
Robert J. Adelman, M.D.(1)	2,365,683	—	—	7.2	6.4
James C. Blair, Ph.D.(2)	9,750,411	—	1,508,248	29.5	22.4
S. Ward Casscells, M.D.(7)	626,408	—	—	1.9	1.7
Carlos A. Ferrer(3)	3,091,966	—	—	9.4	8.4
Lesley H. Howe	11,961	18,181	—	*	*
Ronald A. Matricaria	60,000	18,181	—	*	*
All executive officers and directors as a group (13 persons)	16,816,474	2,264,554	1,858,248	54.0	44.4
Other Selling Stockholders
NeoMed Innovation III L.P.	910,000	—	455,000	2.8	1.2
PO Box 539, 1 Wesley Street
St. Helier, Jersey, JE4 5UT
Entities affiliated with Venture Lending and Leasing III, LLC(9)	151,666	169,866	94,252	*	*
2010 North First Street, Suite 310
San Jose, CA 95131

*	Indicates ownership of less than 1%

(1)	Consists of 1,578,832 shares held by Caduceus Private Investments II, LP, 591,146 shares held by Caduceus Private Investments II (QP), LP and 195,705 shares held by UBS Juniper Crossover Fund, L.L.C. OrbiMed Advisors, LLC acts as investment adviser to UBS Juniper Crossover Fund, LLC. OrbiMed Capital II LLC acts as investment adviser to Caduceus Private Investments II L.P. and Caduceus Private Investments II (QP), LP. Samuel D. Isaly owns controlling interests in OrbiMed Advisors LLC and OrbiMed Capital II LLC and has investment and voting control over these shares. Mr. Isaly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in such shares. Robert J. Adelman, M.D., a member of our board of directors, is a principal of OrbiMed Advisors, LLC, an affiliate of Caduceus Private Investments. Dr. Adelman disclaims beneficial ownership to these shares except to the extent of his pecuniary interest in such shares.

(2)	Consists of 3,967,420 shares held by Domain Partners IV, L.P., 5,618,873 shares held by Domain Partners V, L.P., 31,386 shares held by DP IV Associates, L.P., and 132,732 shares held by DP V Associates, L.P. One Palmer Square Associates IV, L.L.C. is the general partner of Domain Partners IV, L.P. and DP IV Associates, L.P., and One Palmer Square Associates V, L.L.C. is the general partner of Domain Partners V, L.P. and DP V Associates, L.P. The managing members of One Palmer Square Associates IV, L.L.C. are James C. Blair, Ph.D., a member of our board of directors, Brian H. Dovey, Jesse I. Treu and Kathleen K. Schoemaker. The managing members of One Palmer Square Associates V, L.L.C. are Dr. Blair, Mr. Dovey, Mr. Treu and Ms. Schoemaker. The managing members of One Palmer Square Associates IV, L.L.C. and One Palmer Square Associates V, L.L.C. share voting and investment control over these shares. The managing members of One Palmer Square Associate IV, L.L.C. and One Palmer Square Associates V, L.L.C. disclaim beneficial ownership of these shares except to the extent of their pecuniary interest in such shares. The shares being offered in this offering are being sold by the entities affiliated with Domain Associates, L.L.C.

(3)	Consists of 3,043,146 shares held by FFC Partners II, L.P., 43,820 shares held by FFC Executive Partners II, L.P., and 5,000 shares held by Carlos A. Ferrer 1994 Investment Trust. Carlos A. Ferrer, a member of our board of directors, and David A. Freeman share voting and investment power for these shares as managing members of FFC GP II, LLC and FFC Executive GP II, LLC, which are the general partners of FFC Partners II, L.P. and FFC Executive Partners II, L.P., respectively. Mr. Ferrer has investment and voting control over the shares held by Carlos A. Ferrer 1994 Investment Trust. Mr. Ferrer and Mr. Freeman disclaim beneficial ownership of these shares except to the extent of their pecuniary interest in such shares.

(4)	Ultimate voting and investment control over these shares reside with the board of directors of Johnson & Johnson. The current members of the Johnson & Johnson board of directors, as listed in the Annual Report on Form 10-K for the fiscal year ended

January 1, 2006, as filed by Johnson & Johnson pursuant to its obligations under the Securities Exchange Act of 1934, as amended, are Mary Sue Coleman, Ph.D., James G. Cullen, Robert J. Darretta, Michael M. E. Johns, M.D., Ann Dibble Jordan, Arnold G. Langbo, Susan L. Lindquist, Ph.D., Leo F. Mullin, Christine A. Poon, Charles Prince, Steven S. Reinemand, David Satcher, M.D., Ph.D. and William C. Weldon.

(5)	Medtronic Bakken Research Center B.V. is a wholly-owned subsidiary of Medtronic, Inc. Michael Ellwein, Vice President and Chief Development Officer of Medtronic, Inc., has investment and voting control over these shares. Mr. Ellwein disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in such shares.

(6)	Consists of 635,318 shares held by Fjordinvest, LLC. Mr. Bergheim, the chairperson of our board of directors, is the president of Micro LLC, the managing member of Fjordinvest, LLC and exercises voting and dispositive power over the shares held by Fjordinvest, LLC. Mr. Bergheim disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in such shares.

(7)	Consists of 9,090 shares held by Henry W. Casscells, 9,090 shares held by Lillian B. Casscells, 9,090 shares held by S. Ward Casscells IV and 599,138 shares held by S. Ward Casscells, M.D. Dr. Casscells exercises voting and dispositive power over these shares.

(8)	Share ownership consists of 1,000 shares held by Sylvia T. Quinoy as custodian for Michael George Quinoy and 1,000 shares held by Sylvia T. Quinoy as custodian for Alexis Michelle Quinoy. Mr. Quinoy exercises voting and investment power over these shares.

(9)	Consists of 151,666 shares held by Venture Lending and Leasing III, LLC, 127,400 shares issuable upon exercise of a warrant held by Venture Lending and Leasing III, LLC, and 42,466 shares issuable upon exercise of a warrant held by Venture Lending and Leasing IV, LLC. Martin Eng exercises voting and investment power for these shares as Chief Financial Officer of Venture Lending and Leasing III, LLC and Venture Lending and Leasing IV, LLC, respectively. In November 2006, warrants to purchase 42,466 shares of common stock were exercised by Venture Lending and Leasing IV, LLC on a cash-less basis, resulting in the net issuance of 35,109 shares of our common stock.

DESCRIPTION OF CAPITAL STOCK
The following information describes our common stock and preferred stock, as well as options and warrants to purchase our common stock and provisions of our amended and restated certificate of incorporation and bylaws. This description is only a summary. You should also refer to our amended and restated certificate of incorporation and bylaws, which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.
Our authorized capital stock consists of 250,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value.
Common Stock
As of September 30, 2006, there were 33,063,835 shares of common stock outstanding that were held of record by 118 stockholders. After giving effect to the sale of common stock offered by us in this offering, there will be 36,818,835 shares of common stock outstanding (assuming no exercise of the underwriters’ over-allotment option). As of September 30, 2006, there were outstanding options to purchase a total of 4,962,030 shares of our common stock under our 2000 Long Term Incentive Plan and our 2005 Equity Compensation Plan.
The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably only those dividends as may be declared by the board of directors out of funds legally available therefore. For more information please see “—Dividend Policy.” In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.
Preferred Stock
Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock, except for shares that may be issuable pursuant to the exercise of the rights under our stockholder rights plan, as described immediately below.
Our amended and restated certificate of incorporation authorizes 250,000 shares of Series A Junior Participating Preferred Stock that are purchasable upon exercise of the rights under our rights agreement. For more information on the rights plan, please see “Description of Capital Stock—Stockholders Rights Plan.” These shares or the holders of these shares, as applicable, are:

•	not redeemable;

•	entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of an amount equal to 1,000 times the dividend declared per share of our common stock;

•	entitled, in the event of a liquidation, dissolution or winding up, to a minimum preferential payment equal to the greater of (i) $.01 plus accrued and unpaid dividends thereon or (ii) 1,000 times the aggregate payment made per common share;

•	entitled to 1,000 votes, voting together with our common stock;

•	entitled, in the event of a merger, consolidation or other transaction in which outstanding shares of our common stock are converted or exchanged, to receive 1,000 times the amount received per share of our common stock; and

•	entitled, in the event that quarterly dividend payable thereon are in arrears for six quarters in total, to elect (to the exclusion of the holders of our common stock) two additional directors to the board of directors by a vote of the majority of such shares.
Warrants
As of September 30, 2006, there were outstanding warrants to purchase 213,054 shares of our common stock at an exercise price of $3.30 per share.
Registration Rights
Following this offering, the holders of 17,776,680 shares of our common stock, including 170,588 shares issuable upon the exercise of the outstanding warrants described above, are entitled to certain rights with respect to the registration of such shares under the Securities Act. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these holders are entitled to notice of such registration and are entitled to include their common stock in such registration, subject to certain marketing and other limitations. Beginning December 20, 2006, the holders of at least 25% of these securities have the right to require us, on not more than two occasions, to file a registration statement on Form S-1 under the Securities Act in order to register the resale of their shares of common stock. We may, in certain circumstances, defer such registrations and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register the resale of all or a portion of their shares on a Registration Statement on Form S-3, subject to certain conditions and limitations. In addition, certain of these holders have certain “piggyback” registration rights. If we propose to register any of our equity securities under the Securities Act other than pursuant to the registration rights noted above or specified excluded registrations, including the registration of the shares issued and issuable under our equity incentive plans, such holders may require us to include all or a portion of their registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of registrable securities such holders may include. Additionally, piggyback registrations are subject to delay or termination of the registration under certain circumstances. Except for certain of the selling stockholders, holders of registration rights have waived their right to include any shares in this offering. Generally, we are required to bear all registration, selling and related expenses incurred in connection with the demand and piggyback registrations described above. If we are required to file a registration statement, we must use our commercially reasonable best efforts to cause the registration statement to become effective.
Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Bylaws
Our amended and restated certificate of incorporation provides for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders representing a majority of the shares of common stock outstanding will be able to elect all of our directors to be elected at each annual meeting of our stockholders. Our amended and restated certificate of incorporation and bylaws provides that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer or president in the absence of a chief executive officer may call a special meeting of stockholders. Our amended and restated certificate of incorporation requires a 66 2/3% stockholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and bylaws relating to the absence of cumulative voting, the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders.
The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.
These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies they implement, and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.
Section 203 of the General Corporation Law of the State of Delaware
We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.
In general, Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.
Stockholder Rights Plan
We have adopted a stockholder rights plan. Under the rights plan, each share of our common stock has associated with it one preferred stock purchase right. Each of these rights entitles its holder to purchase, at a price equal to 400% of the price of the common stock sold in this offering for one-thousandth of a share of Series A Junior Participating Preferred Stock (subject to adjustment) under circumstances provided for in the rights plan. The purpose of our rights plan is to:

•	give our board of directors the opportunity to negotiate with any persons seeking to obtain control of us;

•	deter acquisitions of voting control of us without assurance of fair and equal treatment of all of our stockholders; and

•	prevent a person from acquiring in the market a sufficient amount of voting power over us to be in a position to block an action sought to be taken by our stockholders.
The exercise of the rights under our rights plan would cause substantial dilution to a person attempting to acquire us on terms not approved by our board of directors, and therefore would significantly increase the price that such person would have to pay to complete the acquisition. Our rights plan may deter a potential acquisition or tender offer. Until a distribution date occurs, the rights will:

•	not be exercisable;

•	be represented by the same certificate that represents the shares with which the rights are associated; and

•	trade together with those shares.
The rights will expire at the close of business on June 20, 2016, unless earlier redeemed or exchanged by us. Following a distribution date, the rights would become exercisable and we would issue separate certificates representing the rights, which would trade separately from the shares of our common stock. A distribution date would occur upon the earlier of:

•	ten days after a public announcement that the person has become an. acquiring person; or

•	ten business days after a person announces its intention to commence a tender or exchange offer that, if successful, would result in the person becoming an acquiring person.
A holder of rights will not, as such, have any rights as a stockholder, including the right to vote or receive dividends.

Under our rights plan, a person becomes an acquiring person if the person, alone or together with a group, acquires beneficial ownership of 20% or more of the outstanding shares of our common stock. However, an acquiring person shall not include us, any of our subsidiaries, or any of our employee benefit plans or any person or entity holding shares of our common stock pursuant to such employee benefit plans. Our rights plan also contains provisions designed to prevent the inadvertent triggering of the rights by institutional or certain other stockholders or by Domain Associates L.L.C. and its affiliates. In addition, acquisitions made with the prior approval of our board of directors and all cash tender offers meeting certain criteria shall likewise not trigger the rights under our rights plan.
If any person becomes an acquiring person, each holder of a right, other than the acquiring person, will be entitled to purchase, at the purchase price, a number of our shares of common stock having a market value of two times the purchase price. If a person becomes an acquiring person and either:

•	we merge or enter into any similar business combination transaction with the acquiring person and we are not the surviving corporation; or

•	50% or more of our assets or earning power is sold or transferred to an acquiring person, each holder of a right, other than the acquiring person, will be entitled to purchase a number of shares of common stock of the acquiring entity having a market value of two times the purchase price.
After a person becomes an acquiring person, but prior to such person acquiring more than 50% of our outstanding common stock, our board of directors may exchange each right, other than rights owned by the acquiring person, for

•	one share of common stock;

•	one one-thousandth of a share of our Series A Junior Preferred Stock; or

•	other equivalent securities.
At any time before a person becomes an acquiring person, our board of directors may redeem all of the rights at a redemption price of $0.0001 per right. On the redemption date, the rights will expire and the only entitlement of the holders of rights will be to receive the redemption price.
At any time before a person becomes an acquiring person, our board of directors may amend any provision in the rights plan without stockholder consent. After the rights are no longer redeemable, our board of directors may only amend the rights plan without stockholder consent if such amendment would not (i) adversely affect the interests of the holders of rights (other than an acquiring person or affiliate thereof), (ii) cause the rights plan to again become amendable other than in accordance with the terms thereof, or (iii) cause the rights to again become redeemable.
The adoption of the rights plan and the distribution of the rights should not be taxable to our stockholders or us. Our stockholders may recognize taxable income when the rights become exercisable in accordance with the rights plan.
NASDAQ Global Market Listing
Our common stock is listed on The NASDAQ Global Market under the symbol “VOLC.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, NY, 10038, and its telephone number is (718) 921-8201.

UNDERWRITING
The underwriters named below, for whom J.P. Morgan Securities Inc., Piper Jaffray & Co., Bear, Stearns & Co. Inc. and Cowen and Company, LLC are acting as representatives, have agreed to purchase, subject to the terms of an underwriting agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

Number of
Underwriters	Shares

J.P. Morgan Securities Inc.
Piper Jaffray & Co.
Bear, Stearns & Co. Inc.
Cowen and Company, LLC

Total	7,500,000

The underwriting agreement provides that the obligations of the several underwriters to purchase shares of our common stock are subject to the satisfaction of the conditions contained in the underwriting agreement, which include that:

•	the registration statement of which this prospectus is a part has been declared effective;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in our business;

•	the shares of our common stock to be sold in this offering have been approved for listing on The NASDAQ Global Market; and

•	we deliver customary closing documents to the underwriters.
The underwriters have advised us that they propose to offer the shares initially to the public at $          per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $          per share. The underwriters may allow and the dealers may re-allow a concession of not more than $ per share on sales to certain other brokers and dealers. After this offering, these figures may be changed by the underwriters.
We have granted to the underwriters an over-allotment option to purchase up to an additional 1,125,000 shares of our common stock from us at the same price as to the public, and with the same underwriting discount, as set forth on the front cover of this prospectus. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the underwriting agreement.
The following table shows underwriting discounts and commissions to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise

Per share	$	$
Total to be paid by us	$	$
Total to be paid by the selling stockholders	$	$
We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $920,000. We have agreed to indemnify the underwriters against certain liabilities that may be based upon an untrue statement of material fact contained in this prospectus, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have informed us that neither they, nor any other underwriter participating in the distribution of this offering, will make sales of our common stock offered by this prospectus to accounts over which they exercise discretionary authority without the prior specific written approval of the customer.
The offering of our shares of common stock is made for delivery when and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or part.
We, each of our directors and executive officers and certain of our stockholders, have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, without the prior written consent of J.P. Morgan Securities Inc. and Piper Jaffray & Co. for a period of 90 days after the date of this prospectus. Notwithstanding the foregoing, for the purpose of allowing the underwriters to comply with NASD Rule 2711(f)(4), if (1) during the last 17 days of the initial 90-day lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the initial 90-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the initial 90-day lock-up period, then in each case the initial 90-day lock-up period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable. The foregoing lock-up is not applicable to:

•	sales by the selling stockholders pursuant to the underwriting agreement;

•	bona fide gifts or pledges, provided the donee or pledgee agrees to be bound by the lock-up restrictions;

•	transfers to immediate family members or to a trust for the benefit of the transferee or immediate family members of the transferee, provided that the transferee agrees to be bound by the lock-up restrictions; or

•	shares acquired in the open market after the date of the underwriting agreement, provided that the holder is not one of our directors or officers.
To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in our common stock for their own account by selling more shares of our common stock than have been sold to them by us. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

In addition, the underwriters may stabilize or maintain the price of our common stock by bidding for or purchasing shares of our common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of our common stock previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales of our common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.
A prospectus in electronic format may be made available by password on the Internet sites or through other online services maintained by certain of the underwriters participating in this offering or by their affiliates. In those cases, prospective investors may view offering terms and this prospectus online and, depending upon the underwriter, prospective investors may be allowed to place orders online or through their financial advisor. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.
Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by the underwriters is not part of this prospectus or the registration statement of which the prospectus forms a part, has not been approved or endorsed by us or the underwriters in its capacity as underwriter and should not be relied upon by investors.
From time to time in the ordinary course of their respective businesses, some of the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with our affiliates and us, for which they may receive customary fees or commissions.

LEGAL MATTERS
The validity of the shares of common stock offered hereby has been passed upon for us by Reed Smith LLP, San Francisco, California. Morrison & Foerster LLP, San Diego, California, is counsel for the underwriters in connection with this offering. We have granted a partner of Reed Smith LLP an option to purchase 18,181 shares of our common stock at an exercise price of $0.33 per share.
EXPERTS
Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and file periodic reports, proxy statements and other information with the SEC. Our periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities at 100 F Street, NE, Washington, DC 20549. You can also read our SEC filings over the Internet at the SEC’s website at www.sec.gov. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. We also maintain a website at www.volcanocorp.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.
We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

VOLCANO CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders of Volcano Corporation
We have audited the accompanying consolidated balance sheets of Volcano Corporation as of December 31, 2004 and 2005, and the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Volcano Corporation at December 31, 2004 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Sacramento, California
March 9, 2006,
except for Note 15, as to which the date is
May 24, 2006

VOLCANO CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31,

	2004	2005

Assets
Current assets:
Cash and cash equivalents	$11,438	$15,219
Accounts receivable, net	12,415	16,001
Inventories	7,621	10,155
Prepaid expenses and other current assets	1,309	1,416

Total current assets	32,783	42,791
Restricted cash	231	309
Property and equipment, net	8,443	9,885
Intangible assets, net	17,279	14,645
Other non-current assets	405	838

	$59,141	$68,468

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$4,489	$11,119
Accrued compensation	3,263	4,437
Accrued expenses and other current liabilities	2,705	4,955
Deferred revenues	1,450	2,173
Short-term debt	5,897	—
Current maturities of long-term debt	2,937	3,114

Total current liabilities	20,741	25,798
Long-term debt	25,700	27,236
Deferred license fee from a related party	1,875	1,625
Other	105	217

Total liabilities	48,421	54,876
Commitments and contingencies (Note 7)
Convertible preferred stock, 17,253 and 19,915 shares issued and outstanding at December 31, 2004 and 2005, respectively (liquidation preference of $62,514 at December 31, 2005)	47,696	63,060
Stockholders’ deficit:
Preferred stock, par value $0.001; 20,109 shares authorized Common stock, par value $0.001; 34,500 shares authorized; 3,617 and 3,883 shares issued and outstanding at December 31, 2004 and 2005, respectively	4	4
Additional paid-in capital	6,182	8,443
Deferred stock compensation	(3,006)	(2,888)
Accumulated other comprehensive income	2	392
Accumulated deficit	(40,158)	(55,419)

Total stockholders’ deficit	(36,976)	(49,468)

	$59,141	$68,468

See notes to consolidated financial statements.

VOLCANO CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Years Ended December 31,

	2003	2004	2005

Revenues	$23,463	$61,098	$91,900
Cost of revenues	14,524	29,860	47,843

Gross profit	8,939	31,238	44,057
Operating expenses:
Selling, general and administrative	13,880	30,374	35,365
Research and development	8,064	9,800	15,119
Amortization of intangibles	1,571	2,929	3,052

Total operating expenses	23,515	43,103	53,536

Operating loss	(14,576)	(11,865)	(9,479)
Interest expense	(565)	(4,784)	(5,311)
Interest and other income (expense), net	50	495	(401)

Loss before provision for income taxes	(15,091)	(16,154)	(15,191)
Provision for income taxes	10	37	70

Net loss	$(15,101)	$(16,191)	$(15,261)

Net loss per share— basic and diluted	$(4.56)	$(2.57)	$(2.28)

Weighted-average shares outstanding— basic and diluted	3,312	6,291	6,693

Pro forma net loss per share— basic and diluted (unaudited)			$(0.62)

Pro forma weighted-average shares outstanding— basic and diluted (unaudited)			24,491

See notes to consolidated financial statements.

VOLCANO CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Years Ended December 31,

	2003	2004	2005

Net loss	$(15,101)	$(16,191)	$(15,261)
Other comprehensive income (loss):
Foreign currency translation adjustments	123	(121)	390

Comprehensive loss	$(14,978)	$(16,312)	$(14,871)

See notes to consolidated financial statements.

VOLCANO CORPORATION
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(in thousands)

	Designated		Designated		Designated
	Series A		Series B		Series C
	Convertible		Convertible		Convertible							Accumulated
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Additional	Deferred		Other	Total
									Paid-In	Stock	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Income (Loss)	Deficit

Balance at December 31, 2002	2,304	$2,304	8,000	$24,000	—	$—	3,101	$3	$10	$—	$(8,866)	$—	$(8,853)
Net loss											(15,101)		(15,101)
Issuance of common stock under stock option plans							76	—	9				9
Deferred stock compensation									594	(594)			—
Reversal of unamortized deferred stock compensation relating to the forfeiture of unvested employee stock options									(17)	17			—
Amortization of deferred stock compensation net of adjustment for forfeitures of unvested options										47			47
Non-employee stock compensation expense									82				82
Issuance of convertible preferred stock, net of offering costs			6,865	20,597					(71)				(71)
Issuance of common stock in exchange for intangible assets							7	—	3				3
Issuance of warrants to purchase common stock									2,235				2,235
Issuance of warrants to purchase convertible preferred stock				321									—
Foreign currency translation adjustments												123	123

Balance at December 31, 2003	2,304	2,304	14,865	44,918	—	—	3,184	3	2,845	(530)	(23,967)	123	(21,526)
Net loss											(16,191)		(16,191)
Issuance of common stock under stock option plans							433	1	62				63
Deferred stock compensation									2,893	(2,893)			—
Reversal of unamortized deferred stock compensation relating to the forfeiture of unvested employee stock options									(114)	114			—
Amortization of deferred stock compensation net of adjustment for forfeitures of unvested options										303			303
Non-employee stock compensation expense									501				501
Issuance of convertible preferred stock, net of offering costs			84	250					(5)				(5)
Issuance of warrants to purchase convertible preferred stock				224
Foreign currency translation adjustments												(121)	(121)

Balance at December 31, 2004	2,304	2,304	14,949	45,392	—	—	3,617	4	6,182	(3,006)	(40,158)	2	(36,976)
Net loss											(15,261)		(15,261)
Issuance of common stock under stock option plans							181	—	88				88
Deferred stock compensation									1,239	(1,239)			—
Reversal of unamortized deferred stock compensation relating to the forfeiture of unvested employee stock options									(255)	255			—
Amortization of deferred stock compensation net of adjustment for forfeitures of unvested options										1,102			1,102
Non-employee stock compensation expense									736				736
Issuance of convertible preferred stock, net of offering costs					2,662	15,364			(258)				(258)
Sale of common stock							72	—	601				601
Issuance of common stock in exchange for consulting services							13	—	110				110
Foreign currency translation adjustments												390	390

Balance at December 31, 2005	2,304	$2,304	14,949	$45,392	2,662	$15,364	3,883	$4	$8,443	$(2,888)	$(55,419)	$392	$(49,468)

See notes to consolidated financial statements.

VOLCANO CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,

	2003	2004	2005

Operating activities
Net loss	$(15,101)	$(16,191)	$(15,261)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,957	5,988	7,100
Amortization of debt discount and deferred financing fees	121	744	808
Impairment of long-lived assets	315	—	360
Interest capitalized as debt principal	183	3,259	3,774
Non-cash stock compensation expense	129	804	1,948
Loss (gain) on foreign exchange	63	(342)	859
Loss on disposal of long-lived assets	21	48	34
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(4,144)	(2,830)	(4,110)
Inventories	1,470	1,204	(2,684)
Prepaid expenses and other assets	(675)	22	(697)
Accounts payable	2,794	360	6,281
Accrued compensation	1,602	1,006	1,223
Accrued expenses and other liabilities	1,850	(471)	2,441
Deferred revenues	179	912	804
Deferred license fee from a related party	2,375	(250)	(250)

Net cash provided by (used in) operating activities	(5,861)	(5,737)	2,630
Investing activities
Cash paid for acquisitions	(39,675)	(81)	—
Cash paid for other intangibles	(64)	(429)	(434)
Sale and maturities of available-for-sale investments	14,733	—	—
Capital expenditures	(1,052)	(2,449)	(5,585)

Net cash used in investing activities	(26,058)	(2,959)	(6,019)
Financing activities
Proceeds from issuance of long-term debt	25,000	1,500	500
Repayment of long-term debt	(655)	(2,467)	(2,963)
Payment of deferred financing costs	(246)	(35)	—
Proceeds from issuance of short-term debt	6,000	1,000	—
Repayment of short-term debt	(429)	(674)	(5,897)
Proceeds from issuance of convertible preferred stock, net of issuance costs	20,526	245	15,106
Proceeds from sale of common stock	—	—	601
Proceeds from exercise of common stock options	9	118	63
Proceeds from issuance of notes payable to a related party	2,000	—	—
Repayment of notes payable to a related party	(2,000)	—	—
Increase in restricted cash	(231)	—	(82)

Net cash provided by (used in) financing activities	49,974	(313)	7,328
Effect of exchange rate changes on cash and cash equivalents	(23)	49	(158)

Net increase (decrease) in cash and cash equivalents	18,032	(8,960)	3,781
Cash and cash equivalents, beginning of year	2,366	20,398	11,438

Cash and cash equivalents, end of year	$20,398	$11,438	$15,219

Supplemental disclosures
Interest capitalized as debt principal	$183	$3,259	$3,774
Cash paid for interest	241	891	827
Cash paid for income taxes	—	28	39
Non-cash investing and financing activities
Liabilities assumed and notes payable issued to sellers	5,755	—	—
See notes to consolidated financial statements.

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Nature of Operations
Volcano Corporation (formerly Volcano Therapeutics, Inc.) was incorporated under the laws of the State of Delaware on January 12, 2000. The consolidated financial statements of Volcano Corporation (the Company) include the accounts of the parent company and its wholly-owned subsidiaries, Volcano Europe SA/ NV, formerly Volcano Therapeutics Europe (Volcano Europe) and Volcano Japan K.K., formerly Volcano Therapeutics Japan K.K. (Volcano Japan). Volcano Europe was incorporated in 2003 and Volcano Japan was incorporated in 2004. The Company is engaged in the manufacture, sale, discovery, development and commercialization of products for the diagnosis of atherosclerosis in the coronary arteries and peripheral vascular system. All significant intercompany balances and transactions have been eliminated in consolidation.
The Company has incurred operating losses since inception and has an accumulated deficit of $55,419,000 as of December 31, 2005. The Company has financed its operations primarily through the sale of convertible preferred stock and the issuance of subordinated unsecured debt. Including the amounts available on its existing credit facility (Note 4), the Company believes that it has sufficient capital to maintain its operations through at least December 31, 2006; however, successful completion of the Company’s plan to transition to profitable operations is dependent upon obtaining additional financing. There can be no assurance that the Company will be successful in obtaining additional financing on favorable terms, or at all. The Company has indicated its ability and intent to reduce operations and use of cash if its revenue projections are not met or additional financing is not obtained.
In July 2003, the Company purchased substantially all of the assets and assumed certain liabilities associated with the Intravascular Ultrasound (IVUS) and Functional Measurement (FM) product lines of Jomed, Inc. and certain other affiliates and subsidiaries of Jomed, NV (the Jomed Acquisition).
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used for, but not limited to, the accounting for doubtful accounts, inventory reserves, depreciation and amortization, sales returns, warranty costs, certain accruals, long-lived asset impairment calculations and contingencies. Actual results could differ materially from the estimates and assumptions used by the Company in the preparation of its consolidated financial statements.
Foreign Currency Translation
The Euro and Yen are the functional currencies of the Company’s subsidiaries, Volcano Europe and Volcano Japan, respectively, as they are the primary currencies within the economic environment in which each subsidiary operates. Assets and liabilities of the respective subsidiary’s operations are translated into U.S. dollars at period-end exchange rates, and revenues and expenses are translated into U.S. dollars at average exchange rates in effect during each reporting period. Adjustments resulting from the translation of each subsidiary’s financial statements are reported in other comprehensive loss.
Exchange rate fluctuations resulting from the translation of the inter-company balances between the Company and its subsidiaries and other non-U.S. dollar denominated liabilities into U.S. dollars are recorded as foreign currency transaction gains or losses and are included in interest and other income (expense), net in the consolidated statement of operations.
The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, certain other accrued liabilities and debt. The carrying amounts of cash and cash equivalents,

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
accounts receivable, accounts payable, other accrued liabilities and short-term revolving bank borrowings approximate their fair values due to the short-term nature of those instruments. Active markets for the Company’s other debt instruments, which consist of privately-issued notes payable and term loans, do not exist and there are no quoted market prices for these liabilities. Accordingly, it is not practicable to estimate the fair values of such financial instruments because of the limited information available to the Company.
Cash and Cash Equivalents
All highly liquid investments with a maturity of three months or less on the date of purchase are considered to be cash equivalents. Cash and cash equivalents include cash held in checking and money market accounts.
Restricted Cash
At December 31, 2004 and 2005, the Company had restricted cash totaling $231,000 and $309,000, respectively. Restricted cash of $231,000 at December 31, 2004 and 2005 is in the form of collateral to a letter of credit issued to one of the Company’s principal landlords as a security deposit on a lease that expires in 2009. An additional $78,000 at December 31, 2005 is cash in bank, restricted as to withdrawal and serves as a security deposit for another leased facility pursuant to a lease that is non-cancelable through 2007 and expires in 2013. The letter of credit is in effect and the cash in bank will remain restricted as to withdrawal until such time as new lease agreements are executed.
Concentration of Credit Risk
Financial instruments which subject the Company to potential credit risk consist of its cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high credit quality financial institutions. Deposits with these financial institutions may exceed the amount of insurance provided; however, these deposits typically are redeemable upon demand and, therefore, the Company believes the financial risks associated with these financial instruments are minimal.
The Company performs ongoing credit evaluations of its customers, and generally does not require collateral on its accounts receivable. The Company estimates the need for allowances for potential credit losses based on historical collection activity and the facts and circumstances relevant to specific customers and records a provision for uncollectible accounts when collection is uncertain. The Company has not experienced significant credit related losses to date.
Fukuda Denshi Co., Ltd, a distributor in Japan, accounted for 12% and 35% of the Company’s revenues for the years ended December 31, 2004 and 2005, respectively, and 12% and 30% of the Company’s trade receivables at December 31, 2004 and 2005, respectively. No other single customer accounted for more than 10% of the Company’s revenues for any period presented and at December 31, 2004 and 2005, no other single customer accounted for more than 10% of the Company’s trade receivables.
The Company purchases integrated circuits and other key components for use in its products. For certain components, which are currently single sourced, there are relatively few sources of supply. Although management believes that other suppliers could provide similar components on comparable terms, establishment of additional or replacement suppliers cannot be accomplished quickly. Any significant supply interruption could have a material adverse effect on the Company’s business, financial condition and results of operations.
Inventories
Inventories are valued at the lower of cost (first-in, first-out basis) or market value (net realizable value or replacement cost).

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Property and Equipment
Property and equipment is stated at cost, net of accumulated depreciation and amortization. Equipment and capitalized software are depreciated over the estimated useful lives of the assets (generally three to five years). Leasehold improvements are amortized over the lesser of the lease term or the estimated useful lives of the improvements, which is between three and ten years. The straight-line method is used for depreciation and amortization. Significant improvements which substantially extend the useful lives of assets are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.
Property and equipment includes certain medical diagnostic equipment that is located at customer premises. This equipment is placed at the Company’s discretion with certain customers, such as key opinion leaders and other strategic customers who agree to use the equipment and purchase specified quantities of the Company’s single-procedure disposable products. The Company retains ownership of the equipment and has the right to remove the equipment if it is not being utilized according to expectations. Medical diagnostic equipment is recorded at the Company’s cost to acquire or manufacture the equipment and is depreciated over the estimated useful life (generally three years). Depreciation expense for this equipment is recorded in cost of revenues. At December 31, 2004 and 2005, the net book value of medical diagnostic equipment included in property and equipment was $3,273,000 and $3,303,000, respectively.
Assets held under capital leases are recorded at the net present value of the minimum lease payments of the leased asset at the inception of the lease. Amortization expense is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the period of the related lease.
Intangible Assets
Intangible assets, consisting of acquired technology, licenses, patents and trademarks, and customer relationships, are amortized using the straight-line method over their estimated useful lives ranging from three to ten years.
Impairment or Disposal of Long-Lived Assets
Impairment of long-lived assets is recognized when events or circumstances indicate that the carrying amount of the asset, or related groups of assets, may not be recoverable. Under Statement of Financial Accounting Standard (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144), a long-lived asset is initially measured at the lower of its carrying amount or fair value. An impairment loss is recognized when estimated future cash flows, on an undiscounted basis, expected to result from the use of the asset, including its disposition, are less than the carrying value of the asset. The impairment loss is then calculated by comparing the carrying value of the asset with its fair value, which is usually estimated using discounted cash flows expected to be generated from the use of the assets.
Product Warranty Costs
The Company offers a one-year warranty for parts and labor on its products commencing upon the transfer of title and risk of loss to the customer. The Company accrues the estimated cost of product warranties at the time revenue is recognized based on historical results. The warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from these estimates, revisions to the estimated warranty liability would be required. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Accrued warranty liability is included in accrued expenses and other current liabilities in the consolidated balance sheets. The change in the accrued warranty liability for the years ended December 31, 2003, 2004 and 2005 is summarized in the following table (in thousands):

	Years Ended
	December 31,

	2003	2004	2005

Balance at beginning of year	$—	$268	$203
Jomed Acquisition	290	—	—
Warranties issued during the year	167	291	611
Settlements during the year	(189)	(356)	(455)

Balance at end of year	$268	$203	$359

Derivative Financial Instruments
In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), the Company performed a review of its contracts for potential derivative financial instruments. Embedded derivative financial instruments are present within the Company’s debt agreements (see Note 4).
Stock-Based Compensation
As permitted by SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, the Company accounts for its stock-based employee compensation plans using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), which provides that no compensation expense is recognized for options granted with an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. Had compensation expense for the Company’s stock option plans been determined based upon the fair value at the grant date for awards under the plans using market-based option valuation models, net loss would have been as follows (in thousands, except per share data):

	Years Ended December 31,

	2003	2004	2005

Net loss as reported	$(15,101)	$(16,191)	$(15,261)
Add: Total stock-based employee compensation determined under APB 25 and included in reported net loss	47	303	1,102
Deduct: Total stock-based employee compensation determined under fair value based method	(104)	(402)	(1,800)

Pro forma net loss	$(15,158)	$(16,290)	$(15,959)

Basic and diluted net loss per share:
As reported	$(4.56)	$(2.57)	$(2.28)

Pro forma	$(4.58)	$(2.59)	$(2.38)

Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options and because changes in the input assumptions can materially affect their fair value estimate, it is the Company’s opinion that the existing models do not necessarily provide a reliable single measure of the fair value of the employee stock options. For purposes of pro

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
forma disclosures, the estimated fair value of options is amortized to expense over the vesting period of equity awards (generally four years), using the straight-line method.
Under SFAS No. 123, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model utilizing the following assumptions:

	Years Ended December 31,

	2003	2004	2005

Risk-free interest rate	3.0%	3.5%	3.9%
Expected life (years)	5	5	5
Estimated volatility	75%	75%	75%
Expected dividends	None	None	None
Option and Warrant Grants to Non-employees
Option and warrant grants to non-employees are valued using the fair value based method prescribed by SFAS No. 123 and Emerging Issues Task Force (EITF) Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services.
Comprehensive Loss
Comprehensive loss represents the net loss for the period plus the results of certain changes to stockholders’ deficit that are not reflected in the consolidated statements of operations. The Company’s comprehensive loss consists of net losses and foreign currency translation adjustments.
Revenue Recognition
In December 2003, the Securities and Exchange Commission (the SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition (SAB No. 104), which superceded SAB No. 101, Revenue Recognition (SAB No. 101). The Company recognizes revenues in accordance with SAB No. 104 when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. Revenue from the sale of the Company’s products is generally recognized when title and risk of loss transfer upon shipment to the customer (generally FOB shipping point).
Installation is generally not a required element of the Company’s sales transactions as most of the Company’s products do not require installation. In instances where installation is a required element of the sales transaction, revenue is recognized upon completion of the installation.
The Company’s revenue arrangements can include multiple elements or deliverables. These elements can consist of consoles, options for the console, single-procedure disposable products and a service and maintenance agreement. The sale of these products and services are often contemplated in a single arrangement with delivery of the elements sometimes occurring in different periods. If an arrangement includes multiple elements, the Company applies the provisions of Emerging Issues Task Force, or EITF, Issue No. 00- 21, Revenue Arrangements with Multiple Deliverables. The principles and guidance outlined in EITF No. 00-21 provide a framework to (a) determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and (b) determine how the arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. In accordance with EITF No. 00-21, the Company uses the residual method to allocate the arrangement consideration when it has not established objective and reliable evidence of the fair value of delivered items. The delivered items represent individual units of accounting because they have value to the customer on a stand-alone basis, objective and reliable evidence of fair value exists for the undelivered items, and arrangements do not contain a general right of return relative to the delivered

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
items. Under the residual method, the amount of consideration allocated to the delivered items equals the total arrangement consideration less the aggregate fair value of the undelivered items. Assuming all other criteria for revenue recognition have been met, the Company recognizes revenue for delivered items when title and risk of loss transfer upon shipment to the customer and installation, if applicable, has been completed. Revenue for undelivered items, which include service and maintenance activities, is recognized ratably over the service period, which is generally one year.
All costs associated with the provision of service are recognized in cost of revenues as incurred. Amounts billed in excess of revenue recognized are included as deferred revenue in the consolidated balance sheets.
The Company sells its products through direct sales representatives in the United States and a combination of direct sales representatives and independent distributors in international markets. Sales to distributors are recorded when title and risk of loss transfer upon shipment (generally FOB shipping point). No direct sales customers or distributors have price protection and only one distributor has limited return rights in the event of termination of the agreement with that distributor. Periodic evaluations are made by the Company regarding the estimated amount of returns that could be made under this right of return provision in accordance with SFAS No. 48, Revenue Recognition When Right of Return Exists. Estimated returns, which are based on historical results, are recorded as allowances for sales returns and as a reduction in revenues. As of December 31, 2004 and 2005, the Company determined that an allowance for sales returns of $0 and $37,000, respectively, was required.
Shipping and Handling Costs
Shipping and handling costs billed to customers are included in revenues. Shipping and handling costs incurred by the Company associated with shipping its products to its customers are included in cost of revenues.
Research and Development
Company-sponsored research and development expenses include the costs of technical activities that are useful in developing new products, services, processes or techniques, as well as expenses for technical activities that may significantly improve existing products or processes and are expensed as incurred. Grants received from third parties for research and development activity are recorded as reductions of expense over the term of the agreement as the related activities are conducted and were $1,120,000 in the year ended December 31, 2005. No reimbursements were received in the years ended December 31, 2003 and 2004.
Clinical Studies
The Company accrues and expenses costs for activities associated with clinical studies performed by third parties as incurred. All other costs relative to setting up clinical study sites are expensed as incurred to research and development expense. Clinical study site costs related to patient enrollment are accrued as patients are entered into the studies. Equipment that has alternative future use and is used at clinical study sites for participation in the studies are capitalized and expensed over the estimated life of the equipment.
Income Taxes
The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
taxable income in the years in which those temporary differences are expected to be recovered or settled. To the extent a deferred tax asset cannot be recognized under the preceding criteria, allowances are established. At December 31, 2004 and 2005, all deferred tax assets, without offsetting liabilities in the same jurisdiction, were fully reserved.
Net Loss Per Share
Basic and diluted net loss per share is presented in accordance with SFAS 128, Earnings per Share. Basic net loss per share is computed by dividing consolidated net loss by the weighted-average number of common shares outstanding during the period. Shares issuable upon exercise of warrants to purchase common stock, which require little or no cash consideration from the holder are included in basic net loss per share using the treasury stock method. A warrant to purchase an aggregate of up to 3,091,216 shares of the Company’s common stock at an exercise price of $0.011 per share has been reflected in the calculation of basic and diluted net loss per share using the treasury stock method. The Company’s potentially dilutive shares, which include outstanding common stock options, convertible preferred stock and warrants, other than those described in the preceding sentences, have not been included in the computation of diluted net loss per share for all periods as the result would be anti-dilutive. Such potentially dilutive shares are excluded when the effect would be to reduce a net loss per share.
In February 2006, the Company’s board of directors (the Board of Directors) authorized management to file a registration statement with the Securities and Exchange Commission for the Company to sell shares of its common stock to the public. If the initial public offering is completed under the terms presently anticipated, all of the Series A, Series B, and Series C convertible preferred stock outstanding at the time of the offering will automatically convert into 18,123,038 shares of common stock, assuming a 1-to-0.91 conversion ratio.
The unaudited pro forma basic and diluted net loss per common share calculations for the year ended December 31, 2005 assume the conversion of all outstanding shares of convertible preferred stock into shares of common stock using the as-if-converted method, as of January 1, 2005, or the date of issuance, if later (in thousands, except per share data).

	Years Ended December 31,

	2003	2004	2005

Net loss	$(15,101)	$(16,191)	$(15,261)

Denominator for historical basic and diluted and pro forma basic and diluted net loss per share:
Weighted-average shares outstanding	3,120	3,215	3,608
Shares issuable upon exercise of certain warrants	192	3,076	3,085

Shares used for historical basic and diluted net loss per share	3,312	6,291	6,693

Pro forma adjustment to reflect assumed weighted-average effect of conversion of preferred stock to common stock at a ratio of 1-to-0.91 (unaudited)			17,798

Shares used to compute pro forma basic and diluted net loss per share (unaudited)			24,491

Basic and diluted net loss per share	$(4.56)	$(2.57)	$(2.28)

Pro forma basic and diluted net loss per share (unaudited)			$(0.62)

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The following table sets forth potential shares of common stock that are not included in the calculation of diluted net loss per share because to do so would be anti-dilutive as of the end of each period presented (in thousands):

	December 31,

	2003	2004	2005

Convertible preferred stock	15,624	15,700	18,123
Stock options outstanding	3,283	3,719	4,941
Warrants to purchase convertible preferred stock	127	177	177
Warrants to purchase common stock	49	49	49
Unvested common stock subject to repurchase	—	185	80
As of December 31, 2005, the number of shares of common stock issuable upon the exercise of warrants to purchase convertible preferred stock and conversion of convertible preferred stock are at a ratio of 1-to-0.91.
Operating Segments
The Company is organized as a single operating segment, whereby its chief operating decision maker assesses the performance of and allocates resources to the business as a whole (see Note 11).
Recent Accounting Pronouncements
In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, (SFAS No. 151) to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current period charges, and that fixed production overheads should be allocated to inventory based on normal capacity of production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company does not expect that the adoption of SFAS No. 151 will have a significant impact on its results of operations, financial position or cash flows.
In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). SFAS No. 123(R) supersedes APB 25, Accounting for Stock Issued to Employees (APB 25) and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative. The Company will adopt SFAS 123(R) at the beginning of its first quarter of 2006.
SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods: 1) a “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date: or 2) a “modified retrospective” method, which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption. The Company plans to adopt SFAS No. 123(R) using the modified-prospective method.

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The Company is currently evaluating the requirements of SFAS No. 123(R) and has not yet fully determined the impact on its consolidated financial statements. The Company believes the impact to its financial statements will result in a material increase in its stock-based employee compensation expense recognized in its consolidated statements of operations, although it will have no impact on its overall financial position. Stock-based employee compensation expense after the adoption of SFAS No. 123(R) is dependent on levels of share-based payments granted in the future. The stock-based employee compensation expense presented in its pro forma financial results required to be disclosed under SFAS No. 123 was $104,000, $402,000 and $1,800,000 in 2003, 2004, and 2005, respectively.
Additionally, SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.
In March 2005, the SEC staff issued SAB No. 107, Share-Based Payment, which provides guidance on the interaction between SFAS No. 123(R) and certain SEC rules and regulations, as well as on the valuation of share-based payments. SAB No. 107 does not modify any of the requirements under SFAS No. 123(R). SAB No. 107 provides interpretive guidance related to valuation methods (including assumptions such as expected volatility and expected term), first time adoption of SFAS No. 123(R) in an interim period, the classification of compensation expense and disclosures subsequent to adoption of SFAS No. 123(R). The Company is currently evaluating the impact of SAB No. 107 on its consolidated financial statements.
Presentation
Certain reclassifications have been made to prior year’s financial information to conform to the current year’s presentation.

2.	ACQUISITIONS
During the year ended December 31, 2004, the Company paid $81,000 in cash for acquisitions, which is comprised of $65,000 in additional closing costs for the Jomed Acquisition and $16,000 in additional closing costs paid for the acquisition of Jomed Imaging, Ltd.
During the year ended December 31, 2003, the Company paid $39,675,000 in cash for acquisitions, which is comprised of $3,550,000 in cash paid for the acquisition of IVUS technology ($6,534,000 total consideration, less $2,984,000 in deferred payments), $35,737,000 in cash paid for the Jomed Acquisition and $388,000 paid for the acquisition of Jomed Imaging, Ltd. technology.
Acquisition of IVUS Technology
In July 2003, the Company entered into a license agreement whereby the Company was granted the rights to certain IVUS technology and patents for total consideration of €5,661,000 ($6,534,000 using exchange rates in effect at that time). The consideration is comprised of an upfront payment of €3,000,000 and four annual payments of €725,000 payable on the anniversary date of the agreement commencing in July 2004. At the date of acquisition and at December 31, 2005, the present value of the deferred payments liability was $2,984,000 and $1,578,000, respectively (see Note 4). Closing costs for the purchase were $87,000. This license fee is recorded as an intangible asset and is being amortized over the estimated useful life of the patents and technology of 10 years. In addition, during the license period, the license agreement requires the payment of royalties by the Company based upon the number of units sold by the Company using the licensed technology. The seller has also agreed to assist the Company in commencing its business to use the acquired technology and manufacture and sell the related products (see Note 7).

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Jomed Acquisition
In July 2003, the Company completed the Jomed Acquisition (see Note 1). The fair values of the net assets acquired and the liabilities assumed have been estimated for purposes of allocating the purchase price and were determined pursuant to an independent valuation. The aggregate purchase price of $35,802,000 was paid in cash and included closing costs of $2,482,000. In addition, the Company assumed liabilities of $2,771,000.
The purchase price and allocation of purchase price are summarized as follows (in thousands):

Tangible assets:
Accounts receivable	$4,957
Inventories	10,108
Prepaid expenses and other current assets	362
Property and equipment	8,983
Other non-current assets	20

Total tangible assets	24,430
Intangible assets:
Developed technology	12,469
Customer relationships	1,674

Total intangible assets	14,143
Liabilities assumed:
Accounts payable	1,062
Accrued compensation	531
Accrued expenses and other current liabilities	1,023
Current maturities of long-term debt	29
Long-term debt	126

Total liabilities assumed	2,771

Net assets acquired	$35,802

The developed technology and customer relationship intangible assets are being amortized over a period of six and one-half years using the straight-line method, which reflects the estimated life of the purchased intangibles without any post-purchase enhancements or synergies with the Company’s other products.
The Company has included the operating results associated with the Jomed Acquisition in its consolidated financial statements from the date of acquisition.
Acquisition of Jomed Imaging, Ltd. Technology
In November 2003, the Company acquired certain intellectual assets of Jomed Imaging, Ltd. for total cash consideration of £234,000 ($404,000), which includes closing costs of £114,000 ($198,000). The purchased assets represent various patents for technology related to the diagnosis of atherosclerosis in the coronary arteries and peripheral vascular system and are being amortized over the estimated useful life of 10 years using the straight-line method.

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	FINANCIAL STATEMENT DETAILS

Accounts Receivable, Net
Accounts receivable, net consists of the following (in thousands):

	December 31,

	2004	2005

Trade accounts receivable	$12,533	$16,159
Less: allowance for doubtful accounts	118	158

Total	$12,415	$16,001

The change in the allowance for doubtful accounts is summarized as follows (in thousands):

	Years Ended
	December 31,

	2003	2004	2005

Balance at beginning of year	$—	$66	$118
Additions charged to selling, general and administrative expense, net of recoveries	63	50	70
Write-offs	—	(3)	(21)
Foreign currency translation adjustments	3	5	(9)

Balance at end of year	$66	$118	$158

Inventories
Inventories consist of the following (in thousands):

	December 31,

	2004	2005

Finished goods	$2,776	$3,980
Work-in-process	2,884	2,261
Raw materials	1,961	3,914

Total	$7,621	$10,155

Property and Equipment
Property and equipment consists of the following (in thousands):

	December 31,

	2004	2005

Equipment	$5,761	$8,125
Medical diagnostic equipment	5,276	7,094
Leasehold improvements	833	1,499
Purchased software	189	467
Construction-in-progress	250	7

	12,309	17,192
Accumulated depreciation and amortization	(3,866)	(7,307)

Total	$8,443	$9,885

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The amount reflected in equipment cost at December 31, 2004 and 2005 includes $165,000 of assets under capital lease. At December 31, 2004 and 2005, the net book value of assets under capital leases was $93,000 and $40,000, respectively.
Depreciation and amortization expense for the years ended December 31, 2003, 2004 and 2005 was $1,386,000, $3,059,000 and $4,048,000, respectively. Included in these amounts, was amortization expense for leased equipment for the years ended December 31, 2003, 2004 and 2005 of $20,000, $52,000 and $53,000, respectively, which is included with accumulated depreciation and amortization.
In 2005, the Company recorded an impairment charge of $360,000 to reduce certain medical diagnostic equipment to its estimated net realizable value. In 2003, the Company recorded an impairment charge of $143,000 relating to certain equipment that was determined to be no longer of strategic value (see Note 6).

Interest and Other Income (Expense), Net
Interest and other income (expense), net consists of the following (in thousands):

	Years Ended
	December 31,

	2003	2004	2005

Interest income	$129	$153	$458
Gain (loss) on foreign exchange	(63)	342	(859)
Other expense	(16)	—	—

	$50	$495	$(401)

4.	DEBT AND CREDIT FACILITIES AND WARRANTS
The Company’s debt and credit facilities consist of the following (in thousands):

	December 31,

	2004	2005

Revolving credit facility(a)	$5,897	$—
Note payable(b)	2,679	1,578
Term loan A(c)	3,142	1,620
Term loan B(c)	1,377	980
Term loan C(c)	—	373
Senior subordinated notes(d)	23,442	27,216
Capital lease obligations(e)	128	91

	36,665	31,858
Less: Current portion	(8,834)	(3,114)
Unamortized debt discount	(2,131)	(1,508)

Long-term debt	$25,700	$27,236

Short-Term Debt
(a) Revolving Credit Facility—In July 2003, to provide working capital and for general corporate purposes, the Company entered into a revolving credit facility agreement with a bank. Effective July 2004 and 2005, the Company amended this revolving credit facility and in conjunction with these amendments, the credit facility was increased from $6,000,000 to $8,000,000 and from $8,000,000 to

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
$10,000,000, respectively. Availability under the revolving credit facility is limited to a predetermined percentage of eligible receivables, plus $3,000,000. Interest under the amended agreement is payable monthly at the bank prime rate plus 0.50% (7.75% at December 31, 2005), provided that in no event shall the interest rate be less than 4.50%. At December 31, 2004 and 2005, the Company had borrowings of $5,897,000 and $0, respectively, under this revolving credit facility and $1,886,000 and $10,000,000, respectively, was available under the revolving credit facility. The revolving credit facility is secured by substantially all of the Company’s tangible assets and certain of the Company’s intangible assets.
In July 2003, the Company also granted the bank a warrant to purchase an aggregate of up to 36,363 shares of its common stock at a price of $3.30 per share. The warrant is immediately exercisable and expires in July 2010. The estimated fair value of the warrant of $10,000 was recorded as debt discount and was amortized to interest expense over the initial one-year term of the revolving credit facility. The estimated fair value of the warrant was determined using the Black-Scholes option-pricing model, utilizing the following assumptions: risk-free interest rate of 3.49%; volatility of 75%; no expected dividends; and a term of seven years. As of December 31, 2005, the warrant had not been exercised.
In July 2004, in conjunction with the amended credit facility, the Company also granted the bank a warrant to purchase an aggregate of up to 7,500 shares of its designated Series B convertible preferred stock (Series B Preferred Stock) at a price of $3.00 per share. The warrant is immediately exercisable and expires in July 2011. The estimated fair value of the warrant of $24,000 was recorded as a debt discount and was amortized to interest expense over the one-year term of the amended revolving credit facility. The estimated fair value of the warrant was determined using the Black-Scholes option-pricing model, utilizing the following assumptions: risk-free interest rate of 3.99%; volatility of 75%; no expected dividends; and a term of seven years. As of December 31, 2005, the warrant had not been exercised. Upon the occurrence of a qualified initial public offering, unless previously exercised, the warrant will be automatically converted into warrants to purchase 6,825 shares of its common stock at a price of $3.30 per share.
Long-Term Debt
(b) Note Payable— In July 2003, the Company entered into a license agreement whereby the Company was granted the rights to certain IVUS patents and technology (see Note 7). As part of the agreement, the Company entered into a non-interest bearing note, which requires that the Company make four annual payments of €725,000 (totaling $3,347,000 at inception) on the anniversary date of the agreement, which commenced in July 2004. The Company recorded the present value of these deferred payments at the time of the acquisition utilizing a 4.75% discount rate. The resulting imputed interest of €314,000 ($363,000 at inception) is being charged to expense over the four-year term of the note to maturity. The present value of the outstanding obligation was €2,586,000 ($2,984,000) at inception and €1,979,000 ($2,679,000) and €1,332,000 ($1,578,000) as of December 31, 2004 and 2005, respectively. The euro-denominated liability is translated into U.S. dollars at period-end exchange rates and any exchange rate fluctuations are recorded as foreign currency transaction gains or losses and are included in interest and other income (expense), net in the consolidated statements of operations. Payments under the non-interest bearing note are secured by the acquired patents and technology covered by the license agreement, which had a net book value of $5,554,000 and $4,900,000 as of December 31, 2004 and 2005, respectively.
(c) Term Loans— In September 2003, to provide working capital and for general corporate purposes, the Company entered into a loan and security agreement with a venture capital company providing for a maximum borrowing of $7,000,000 with availability being limited to eligible equipment and inventory. As of December 31, 2005, the Company had borrowed the full $7,000,000 under the loan

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and security agreement in increments of $5,000,000 (Term loan A), $1,500,000 (Term loan B) and $500,000 (Term loan C), which are being repaid subject to 36-month term loans. Interest on Term loan A is payable monthly at a fixed rate per annum of 12.5% with the final principal and interest installment due and payable in September 2006. Interest on Term loan B is payable monthly at a fixed rate per annum of 13.0% with the final principal and interest installment due and payable in October 2007. Interest on Term loan C is payable monthly at a fixed rate per annum of 13.7% with the final principal and interest installment due and payable in February 2008. The term loans are secured by certain equipment and inventory, which had a net book value of $4,581,000 and $3,101,000 as of December 31, 2004 and 2005, respectively.
In conjunction with the issuance of Term loan A in September 2003, the Company granted the venture capital company a warrant to purchase an aggregate of up to 140,000 shares of its Series B Preferred Stock at a price of $3.00 per share. The warrant is immediately exercisable and expires in December 2014. The estimated fair value of the warrant of $321,000 is recorded as a debt discount and is being amortized to interest expense over the loan term of 36 months. The estimated fair value of the warrant was determined using the Black-Scholes option-pricing model, utilizing the following assumptions: risk-free interest rate of 3.96%; volatility of 75%; no expected dividends; and a term of 10 years. As of December 31, 2005, the warrant had not been exercised. Upon the occurrence of a qualified initial public offering, unless previously exercised, the warrant will be automatically converted into warrants to purchase 127,400 shares of its common stock at a price of $3.30 per share.
In conjunction with the issuance of Term loan B in September 2004, the Company also granted the venture capital company a warrant to purchase an aggregate of up to 46,667 shares of its Series B Preferred Stock at a price of $3.00 per share. The warrant is immediately exercisable and expires in June 2015. The estimated fair value of the warrant of $200,000 is recorded as a debt discount and is being amortized to interest expense over the loan term of 36 months. The estimated fair value of the warrant was determined using the Black-Scholes option-pricing model, utilizing the following assumptions: risk-free interest rate of 4.14%; volatility of 75%; no expected dividends; and a term of 10.75 years. As of December 31, 2005, the warrant had not been exercised. Upon the occurrence of a qualified initial public offering, unless previously exercised, the warrant will be automatically converted into warrants to purchase 42,466 shares of its common stock at a price of $3.30 per share.
Other than for events of default, there are no requirements for the Company to repay the term loans prior to maturity, although early repayments are not prohibited. If the term loans were repaid prior to maturity, the Company would be required to pay the undiscounted total amount of all installment payments of principal and interest that would have been payable through maturity. As such, in the event of early repayment of the term loans by the Company, the lender could, depending upon the timing of such prepayment, experience a rate of return that is at least double the lender’s initial rate of return on the contract, thereby creating an embedded derivative as defined by SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). The fair values of the embedded derivatives were determined to be nominal at the inception of the loan terms and at December 31, 2004 and 2005 based upon a probability-weighted discounted cash flow model.
(d) Senior Subordinated Notes— In December 2003, to provide working capital and for general corporate purposes, the Company entered into a loan and security agreement with a venture capital company providing $20,000,000 of 15.0% senior subordinated notes resulting in cash proceeds of $20,000,000 with interest payable quarterly and no principal payments required, but permitted, prior to maturity in December 2008. According to the terms of the loan and security agreement, unpaid interest through June 30, 2006 is capitalized as part of the note principal and bears interest at the same rate as the note principal. As of December 31, 2004 and 2005, the Company had recorded $3,442,000 and $7,216,000, respectively, of accrued interest as debt principal. Beginning December 31, 2004, at the option of the Company, any or all of such capitalized interest may be paid in cash. The notes are

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
unsecured and subordinate in priority to the Company’s other debt obligations. Direct financing transaction costs of $246,000 incurred in connection with the notes are reflected in other non-current assets and are being amortized to interest expense over the term of the loan and security agreement.
The Company also granted the note holders a warrant to purchase an aggregate of up to 3,091,216 shares of its common stock at a price of $0.011 per share. The warrant is immediately exercisable and expires in December 2013. The estimated fair value of the warrant at the date of issuance of $2,225,000 was recorded as a debt discount and is being amortized to interest expense over the term of the loan and security agreement. The estimated fair value of the warrant was determined using the Black-Scholes option-pricing model, utilizing the following assumptions: risk-free interest rate of 4.32%; volatility of 75%; no expected dividends; and a term of 10 years. As of December 31, 2005, the warrant has not been exercised. Upon the occurrence of a qualified initial public offering, the warrant will be automatically exercised.
The Company is obligated to pay down the outstanding balance of the notes upon the completion of an initial public offering of shares of the Company’s common stock, the sale of all or substantially all the IVUS assets, or a change in control at a price equal to the outstanding principal amount of the notes being repaid plus accrued interest to the date of such prepayment. According to the terms of notes, the Company was obligated to pay down the outstanding balance of the notes at a price equal to the greater of (i) 125% of the principal amount of the notes being repaid, less any cash interest paid on such notes or (ii) the outstanding principal amount of the notes being repaid plus accrued interest to the date of such prepayment. As a result, the note holders could have, depending upon the timing of such prepayment, experienced a rate of return that was at least double the note holder’s initial rate of return on the contract, which thereby created an embedded derivative as defined by SFAS No. 133. The fair value of the embedded derivative was determined to be nominal at the inception of the notes and at December 31, 2004 based upon a probability-weighted discounted cash flow model. As of December 31, 2005, since the outstanding balance of the notes is greater than 125% of the principal amount of the notes and there can be no redemption premium, the fair value of the embedded derivative is zero.
In accordance with its rights under the loan and security agreement, the note holders have elected one director to the Board of Directors.
(e) Capital Lease Obligations— The Company leases certain equipment under capital lease arrangements (see Note 7).
(f) Other Credit Facility— During 2001, the Company entered into a credit agreement providing for a maximum borrowing of $400,000 to purchase or refinance equipment. The revolving feature of the credit facility expired on October 31, 2004 and all amounts outstanding were repaid in 2004.
In August 2001, in conjunction with this credit facility, the Company granted the issuers a warrant to purchase an aggregate of up to 12,727 shares of its common stock at a price of $1.10 per share. The warrant was immediately exercisable and expires in August 2011. No value was allocated to the warrant as the estimated fair value was determined to be nominal. As of December 31, 2005, the warrant has not been exercised. Upon the occurrence of a qualified initial public offering, the warrant will be automatically exercised.
Debt Transactions with a Related Party
During 2003, a company in which members of the Board of Directors were partners, Domain Associates LLP (Domain), provided the Company with short-term loans. In June 2003, the Company issued $2,000,000 of non-negotiable 6.25% promissory notes to Domain with interest and principal payable at maturity in September 2003. Outstanding principal and accrued interest totaling $2,026,000 was repaid in full in September 2003 (see Note 14).

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Key Covenants
The Company’s debt agreements include several covenants that place restrictions on the incurrence of debt and liens, capital expenditures, the payment of dividends and mergers involving the Company. Other covenants require the Company to meet certain defined profitability goals and to maintain a certain minimum quick ratio. The Company exceeded the maximum net loss covenant in its credit agreement with a bank for the fourth quarter ended December 31, 2004, the first quarter ended March 31, 2005 and the fourth quarter ended December 31, 2005. The bank waived the requirement that the Company comply with this covenant for the fourth quarter of 2004, the first quarter of 2005 and the fourth quarter of 2005. The Company was in compliance with all other covenants and limitations included in the provisions of its loan and credit agreements as of December 31, 2004 and 2005.
Debt Maturities
Excluding capital lease obligations (see Note 7), the Company’s debt maturities as of December 31, 2005 are summarized as follows (in thousands):

2006	$3,074
2007	1,413
2008	27,280
2009	—
2010	—

$31,767

5.	INTANGIBLE ASSETS
Intangible assets consist of developed technology, customer relationships, licenses, and patents and trademarks, which are amortized using the straight-line method over periods ranging from three to ten years, representing the estimated useful lives of the assets. During the year ended December 31, 2005, the Company recorded intangible asset additions of $434,000, which is comprised of $294,000 for internally developed patents and trademarks, $125,000 for acquired licenses and $15,000 for other intangible assets.
During the year ended December 31, 2004, the Company recorded intangible asset additions of $468,000, which is comprised of $23,000 in acquired technology-based and customer-related assets, $16,000 for acquired patents, $264,000 for internally developed patents and trademarks, $160,000 for acquired licenses and $5,000 for other intangible assets.
During the year ended December 31, 2003, the Company recorded intangible asset additions of $21,109,000, which related primarily to the Jomed Acquisition and the acquisition of other IVUS related patents and technology. Of that amount, $12,449,000 was for technology-based assets, $6,601,000 was for licenses, $1,671,000 was for customer-related assets, and $388,000 was for acquired patents (see Note 2).

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Intangible assets subject to amortization, by major class, consist of the following (in thousands):

	December 31,

	2004			2005

		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

Developed technology	$12,469	$2,877	$9,592	$12,469	$4,796	$7,673
Licenses	6,909	1,111	5,798	7,034	1,905	5,129
Customer relationships	1,674	386	1,288	1,674	644	1,030
Patents and trademarks	658	57	601	951	138	813

	$21,710	$4,431	$17,279	$22,128	$7,483	$14,645

The weighted-average amortization period at December 31, 2005 was seven and one-half years in total and was six and one-half years for developed technology and customer relationships and nine and one-half years for licenses, patents and trademarks. Amortization of intangibles for the years ended December 31, 2003, 2004 and 2005 was $1,571,000, $2,929,000 and $3,052,000, respectively.
In 2003, the Company recorded an impairment charge of $172,000 relating to certain intangible assets that were determined to be no longer of strategic value (see Note 6).
Intangible amortization expense for the next five years based on December 31, 2005 intangible assets is expected to be as follows (in thousands):

2006	$3,094
2007	2,999
2008	2,932
2009	2,932
2010	757

$12,714

6.	IMPAIRMENT OF LONG-LIVED ASSETS
In 2005, based upon the estimated discounted future cash flows to be realized from the assets, the Company recorded an impairment charge of $360,000 to reduce certain medical diagnostic equipment to its estimated net realizable value. The impairment charge is recorded in cost of revenues in the Company’s consolidated statement of operations for the year ended December 31, 2005.
In 2003, the Company recorded an impairment charge of $315,000 relating to certain equipment and intangible assets that were determined to be no longer of strategic value and not expected to generate future cash flows for the Company. The $315,000 charge is comprised of intangible assets with a net carrying value of $172,000 and equipment with a net carrying value of $143,000. The impairment charge is recorded in research and development expense in the Company’s consolidated statement of operations for the year ended December 31, 2003.

7.	COMMITMENTS AND CONTINGENCIES
Litigation
The Company is party to various claims in the normal course of business. Legal fees and other costs associated with such actions are expensed as incurred and were not material in any period reported. Additionally, the Company assesses, in conjunction with its legal counsel, the need to record a liability for litigation and contingencies. Reserve estimates are recorded when and if it is determined that a loss

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
related matter is both probable and reasonably estimable. The Company believes that the ultimate disposition of these matters will not have a material impact on the Company’s results of operations, financial position or cash flows.
Collaboration Agreements
In August 2005, the Company entered into a development and license memorandum of understanding (MOU) whereby a third party will develop technology and license such technology to the Company. Costs incurred through December 31, 2005 totaled $260,000 and have been charged to research and development expense. Under the MOU, the Company is also required to pay a royalty for each product sold using the licensed technology. As of December 31, 2005, the Company’s remaining obligation pursuant to the MOU is estimated to be $145,000 and payment of such amount is dependant upon completion by the third party of certain performance milestones.
In September 2004, the Company signed a collaboration agreement with a third party in which the third party will conduct clinical studies concerning a natural history study of lesions using the Company’s products. The Company has agreed to provide a total of $1,500,000 in the form of products, product related expenses and cash in connection with the conduct of the clinical studies. As of December 31, 2005, the Company’s remaining obligation pursuant to the clinical studies was $333,000.
Licenses
In May 2004, the Company entered into a license agreement whereby the Company was granted exclusive rights to a certain IVUS-based patent and technology for total consideration of $35,000. This license fee is recorded as an intangible asset and is being amortized over the estimated useful life of the patent and technology of three years. The Company is also required to pay a royalty of $800 per unit or 5% of net sales, as defined in the agreement, for each licensed product, whichever is lower. Commencing with the contract year beginning January 1, 2006, until the termination of the license agreement or expiry of the patent, the annual minimum royalty payments will total at least $25,000. There were no sales of products using the licensed technology and therefore no amounts relative to royalties were accrued or paid in the years ended December 31, 2004 and 2005. In conjunction with this license agreement, the Company also entered into a research and development agreement whereby the licensor will further develop the IVUS-based patent and technology. At December 31, 2005, the Company’s remaining obligation relative to the research and development agreement was $113,000.
In July 2003, the Company entered into a license agreement whereby the Company was granted the rights to certain IVUS technology and patents for total consideration of €5,661,000 ($6,534,000). The consideration is comprised of an upfront payment of €3,000,000 and four annual payments of €725,000 payable on the anniversary date of the agreement commencing in July 2004 (see Note 4). Closing costs for the purchase were $87,000. This license fee is recorded as an intangible asset and is being amortized over the estimated useful lives of the patents and technology of 10 years. In addition, royalties are payable by the Company during the license period related to the Company’s sale of products using the licensed technology and are calculated on a per unit basis using a sliding scale. Minimum aggregate royalty payments of €500,000 are required in each of the twelve month periods ended June 30, 2008 and June 30, 2009. In the years ended December 31, 2003, 2004 and 2005, there were no sales of products using the licensed technology and therefore no amounts relative to royalties were accrued or paid in each respective year.
In April 2002, the Company entered into a license agreement with a medical research clinic whereby the Company was granted a license to certain patents and technology. The agreement requires the payment of a license fee of $200,000, which was made in April 2002. In addition, the Company is required to make milestone payments of $125,000 upon receiving both U.S. and E.U. regulatory clearances, or upon the first commercial sale within each territory, whichever event occurs first. In

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
2004 and 2005, the Company received U.S. and E.U. regulatory clearance, respectively and made the required payments of $125,000 relative to each regulatory clearance. The Company is also required to pay a royalty based on a percentage of net sales, as defined in the agreement, of products using the licensed technology. The license fees paid of $450,000 are recorded as an intangible asset and are being amortized over the original estimated useful life of the underlying technology of five years. During the year ended December 31, 2005, sales of licensed products commenced and in the year ended December 31, 2005, the Company recorded royalty expense of $195,000 in cost of revenues.
Leases
The Company leases its domestic and foreign facilities and certain office equipment under non-cancelable capital and operating lease agreements, which are non-cancelable at various dates through 2009 and expire at various dates through 2013. In addition to the minimum future lease commitments presented below, the leases generally require the Company to pay property taxes, insurance, maintenance and repair costs. Certain leases also contain escalation clauses and renewal option clauses calling for increased rents. Where a lease contains an escalation clause or a concession such as a rent holiday, rent expense is recognized in accordance with FASB Technical Bulletin 85-3 (Accounting for Operating Leases with Scheduled Rent Increases) using the straight line method over the term of the lease. In July 2005, the Company entered into an operating lease for additional office space at its worldwide headquarters in Rancho Cordova, California, which term expires in October 2009. The amount of future minimum lease commitments resulting from this lease and the original lease relative to the Company’s worldwide headquarters totaling $5,467,000 is included in future minimum operating lease commitments below.
At December 31, 2005, future minimum lease commitments under non-cancelable leases are as follows (in thousands):

Year Ending December 31,	Capital	Operating

2006	$46	$1,499
2007	46	1,595
2008	8	1,551
2009	—	1,241
2010	—	—
Thereafter	—	—

Net minimum lease payments	100	$5,886

Less:
Amounts representing interest	9
Current	40

Long-term	$51

Total rental expense was $725,000, $1,861,000 and $1,628,000 for the years ended December 31, 2003, 2004 and 2005, respectively.
Purchase Commitments
The Company has obligations under non-cancelable purchase commitments for inventory, primarily raw materials. As of December 31, 2005, the future minimum payments under these non-cancelable purchase commitments, all requiring payment in 2006, totaled $5,309,000. Of this amount, $2,045,000 has been accrued as of December 31, 2005 and is recorded in cost of revenues (see Note 13).

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Indemnification
The Company’s supplier, distributor and collaboration agreements generally include certain provisions for indemnification against liabilities if the Company’s products are recalled, infringe a third-party’s intellectual property rights or cause bodily injury due to alleged defects in the Company’s products. In addition, the Company has agreements with its Board of Directors indemnifying them against liabilities arising from actions taken against the Company. To date, the Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements.

8.	CONVERTIBLE PREFERRED STOCK
As of December 31, 2005, convertible preferred stock consists of the following (in thousands):

	Shares		Aggregate
			Liquidation
	Authorized	Issued and Outstanding	Preference

Series A	2,304	2,304	$2,304
Series B	15,143	14,949	44,846
Series C	2,662	2,662	15,364

	20,109	19,915	$62,514

As of December 31, 2004, convertible preferred stock consists of the following (in thousands):

	Shares		Aggregate
			Liquidation
	Authorized	Issued and Outstanding	Preference

Series A	2,304	2,304	$2,304
Series B	18,040	14,949	44,846

	20,344	17,253	$47,150

In February 2005, the Company sold 2,662,754 shares of its designated Series C Convertible Preferred Stock (Series C Preferred Stock) in a private placement for $5.77 per share. Net cash proceeds received by the Company related to this offering were $15,106,000, which is net of issuance costs of $258,000.
In March 2004, the Company sold 83,334 shares of its Series B Preferred Stock in a private placement for $3.00 per share. Net cash proceeds received by the Company related to this offering were $245,000, which is net of issuance costs of $5,000.
In July 2003, the Company entered into agreements with several investors who collectively purchased 6,698,835 shares of its Series B Preferred Stock at $3.00 per share in exchange for $20,026,000 in cash, which is net of issuance costs of $71,000. The proceeds were used to fund the Jomed Acquisition (see Note 2). Included in the shares purchased were 1,166,667 shares purchased by a related party, Medtronic Inc., for $3,500,000 (see Note 14). In November 2003, an additional 166,667 shares of Series B Preferred Stock were purchased by an investor at $3.00 per share in exchange for $500,000 in cash.
During 2002, the Company entered into agreements with several investors who collectively purchased 8,000,000 shares of its Series B Preferred Stock at $3.00 per share in exchange for the conversion of $1,900,000 in promissory notes and $22,045,000 in cash, which is net of issuance costs of $55,000.
During 2001, the Company entered into agreements with several investors who collectively purchased 2,303,850 shares of its designated Series A Convertible Preferred Stock (Series A Preferred Stock) at $1.00 per share in exchange for cash of $2,304,000.

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The holders of the Series A, B and C convertible preferred stock (collectively referred to as Series Preferred) are entitled to receive non-cumulative dividends at a rate of 8% per annum. The Series Preferred dividends are payable when and if declared by the Board of Directors. As of December 31, 2005, the Board of Directors had not declared any dividends. The Series B and C Preferred Stock dividends are payable in preference and in priority to any dividends on Series A Preferred Stock and common stock. The Series A Preferred Stock dividends are payable in preference and in priority to any dividends on common stock.
The shares of Series Preferred are convertible into shares of common stock at a ratio of 1-to-0.91, at the option of the holder, subject to certain antidilution adjustments, if any. The holders of Series Preferred shares vote on an equivalent basis with common stockholders on an as-converted basis. Each share of Series Preferred is automatically converted into common stock upon (i) the affirmative election of the holders of two-thirds of the outstanding shares of the Series Preferred, or (ii) the closing of a firm underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of the Company in which the per share price is at least $8.80 (as adjusted), and the gross cash proceeds are at least $50,000,000.
In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, including a merger or reorganization in which the stockholders of the Company immediately prior to the transaction possess less than 50% of the voting power of the surviving entity immediately after the transaction, the holders of the Series Preferred are entitled to receive liquidation preferences at the rate of $1.00 per share for the Series A Preferred Stock, $3.00 per share for the Series B Preferred Stock and $5.77 per share for the Series C Preferred Stock, plus any declared but unpaid dividends. Liquidation payments to the holders of Series B and C Preferred Stock have priority and are made in preference to any payments to the holders of Series A Preferred Stock and common stock. Liquidation payments to the holders of Series A Preferred Stock have priority and are made in preference to any payments to the holders of common stock. The holders of Series A Preferred Stock are entitled to elect two members to the Board of Directors. The holders of Series B and C Preferred Stock are each entitled to elect one member to the Board of Directors.
A merger or consolidation of the Company into another entity in which the stockholders of the Company own less than 50% of the voting stock of the surviving company or the sale, transfer or lease of substantially all of the assets of the Company will be deemed a liquidation, dissolution, or winding up of the Company. These liquidation characteristics require classification of the convertible preferred stock outside of the equity section of the accompanying consolidated balance sheets.

9.	STOCKHOLDERS’ DEFICIT
As of December 31, 2004 and 2005, the Company has reserved shares of common stock for the conversion of convertible preferred stock, the exercise of warrants, and the issuance of options granted under the Company’s stock option plans as follows (in thousands):

	2004	2005

Convertible preferred stock	15,700	18,123
Warrants to purchase convertible preferred stock	177	177
Warrants to purchase common stock	3,140	3,140
Stock option plans	4,176	5,165

	23,193	26,605

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
See Note 4 for information regarding warrants to purchase the Company’s common stock.
Stock-Based Compensation
As of December 31, 2005, the Company has granted options under the 2005 Equity Compensation Plan (the 2005 Plan) and the 2000 Long Term Incentive Plan (the 2000 Plan) under which a maximum aggregate number of 5,889,831 shares of the Company’s common stock may be issued or transferred to employees, non-employee directors and consultants of the Company. Effective October 2005, all options will be granted under the 2005 Plan. Options previously granted under the 2000 Plan that are cancelled or expire will increase the shares available for grant under the 2005 Plan. The terms of the grant vary as described below.
2005 Plan
The 2005 Plan provides for the grant of incentive stock options, non-qualified stock options, stock awards (including rights to purchase restricted stock) and stock appreciation rights to eligible recipients. Recipients of incentive stock options shall be eligible to purchase shares of the Company’s common stock at an exercise price no less than the estimated fair market value of such stock on the date of grant. The maximum term of options granted under the Plan is seven years. For an initial grant to an employee, the options generally vest 25% on the first anniversary of the original vesting date, with the balance vesting monthly over the remaining three years. For subsequent grants to an employee, the options generally vest monthly over a four-year term. Non-employees are generally fully vested at the date of grant. The Company may grant options that are exercisable immediately regardless of the vesting status of the option with the Company retaining a right to repurchase exercised unvested shares at the original exercise price of the option. As of December 31, 2005, 223,439 shares remained available to grant.
2000 Plan
The 2000 Plan provided for the grant of incentive stock options, non-statutory stock options, phantom stock and rights to purchase restricted stock to eligible recipients. Recipients of incentive stock options shall be eligible to purchase shares of the Company’s common stock at an exercise price no less than the estimated fair market value of such stock on the date of grant. The maximum term of options granted under the Plan is 10 years. The options generally vest 25% on the first anniversary of the original vesting date, with the balance vesting monthly over the remaining three years. All option grants are exercisable immediately regardless of the vesting status of the option with the Company retaining a right to repurchase exercised unvested shares at the original exercise price of the option. In January 2005, the Company accelerated vesting on certain non-employee options representing options to purchase 84,545 shares of the Company’s common stock. In connection with accelerating the vesting of these options, the Company recorded charges totaling $412,000 in the accompanying statement of operations. Of that amount, $34,000 was recorded in research and development and $378,000 was recorded in selling, general and administrative.
For the years ended December 31, 2003, 2004 and 2005, the Company recorded deferred stock compensation of $594,000, $2,893,000 and $1,239,000, respectively, in connection with the grant of stock options to employees. Deferred stock compensation reflects the difference between the exercise price of the options and the estimated fair value of the common stock at the date of grant. The estimated fair value was determined based on the business factors underlying the value of the Company’s common stock on the date of grant. These amounts were recorded as a component of stockholders’ deficit and are being amortized to operating expense over the vesting period of the options, generally four years using the straight-line method. During the years ended December 31, 2003, 2004 and 2005, the Company reversed unamortized deferred stock compensation of $17,000, $114,000

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and $255,000, respectively, and stock compensation expense of $1,000, $21,000 and $25,000, respectively, relating to the forfeiture of unvested employee stock options. For the years ended December 31, 2003, 2004 and 2005, the Company recognized $47,000, $303,000 and $1,102,000, respectively, of net stock compensation expense related to the amortization of deferred employee stock compensation. As of December 31, 2004 and 2005, the Company’s deferred compensation balances were $3,006,000 and $2,888,000, respectively.
The following table sets forth stock-based compensation expense included in the Company’s Consolidated Statements of Operations (in thousands):

	Years Ended December 31,

	2003	2004	2005

Cost of revenues	$6	$14	$258
Selling, general and administrative	106	677	1,267
Research and development	17	113	423
Stock option activity is summarized as follows for the years ended December 31, 2003, 2004 and 2005:

		Weighted-
		Average
		Exercise
	Shares	Price

Outstanding, December 31, 2002	1,544,432	$0.19
Granted below estimated fair value (weighted-average fair value of $0.50)	1,936,364	0.33
Granted at estimated fair value (weighted-average fair value of $0.21)	43,636	0.33
Exercised	(75,966)	0.12
Canceled and expired	(165,399)	0.26

Outstanding, December 31, 2003	3,283,067	0.28
Granted below estimated fair value (weighted-average fair value of $2.52)	1,218,768	0.37
Exercised	(432,345)	0.28
Canceled and expired	(350,589)	0.33

Outstanding, December 31, 2004	3,718,901	0.30
Granted below estimated fair value (weighted-average fair value of $4.36)	271,024	1.19
Granted at estimated fair value (weighted-average fair value of $4.29)	1,464,819	6.70
Exercised	(180,998)	0.35
Canceled and expired	(332,908)	1.95

Outstanding, December 31, 2005	4,940,838	2.13

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Options outstanding as of December 31, 2005 are summarized as follows:

	Options Outstanding and Exercisable
				Vested Options
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractual Life	Exercise	Number	Exercise
Range	Outstanding	(in years)	Price	Outstanding	Price

$0.11 - $0.33	3,225,158	7.57	$0.29	2,020,741	$0.25
$0.83 - $1.65	343,022	9.03	1.09	43,514	1.19
$5.78 - $6.49	1,102,385	9.50	6.35	100,824	6.44
$8.36	270,273	6.82	8.36	3,409	8.36

$0.11 to $8.36	4,940,838	8.06	2.13	2,168,488	0.57

10.	INCOME TAXES
The provisions for income tax expense are as follows (in thousands):

	Years Ended
	December 31,

	2003	2004	2005

Current:
Federal	$—	$—	$—
State	10	36	50
Foreign	—	1	20

	$10	$37	$70

Losses before income taxes include losses relating to non-U.S. operations of $400,000, $2,200,000 and $2,700,000 in the years ended December 31, 2003, 2004 and 2005, respectively.
Provisions for income taxes in the accompanying consolidated statements of operations differ from the expense calculated by applying the U.S. federal statutory income tax rate of 35% to loss before provision for income taxes due to the following (in thousands):

	Years Ended December 31,

	2003	2004	2005

U.S. federal statutory income tax benefit	$(5,282)	$(5,654)	$(5,317)
State income tax benefit, net of federal income tax expense	(853)	(531)	(393)
Valuation allowance	6,172	6,364	6,163
Credits	(127)	(325)	(401)
Other	100	183	18

	$10	$37	$70

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The components of the Company’s deferred tax assets are as follows (in thousands):

	December 31,

	2004	2005

Deferred tax assets:
Net operating loss carryovers	$13,617	$16,519
Tax credit carryovers	842	1,656
Depreciation and amortization	141	909
Accruals	489	1,685
Deferred revenue	733	731
Other, net	363	850

Total deferred tax assets	16,185	22,350
Less valuation allowance	(16,185)	(22,350)

	$—	$—

A valuation allowance has been established to offset deferred tax assets, as realization of such assets is uncertain.
At December 31, 2005, the Company has federal and state net operating loss carryforwards of $38,000,000 and $17,000,000, respectively. The federal and state net operating loss carryforwards begin to expire in 2020 and 2010, respectively, unless previously utilized. In addition, the Company has federal and state research and experimentation tax credit carryforwards of $900,000 and $1,100,000, respectively. The federal credits begin to expire in 2022. The state credits carry forward indefinitely. Foreign net operating losses are $5,000,000 which expire beginning in 2009.
Pursuant to Internal Revenue Code Section 382, use of the Company’s net operating loss carryforwards will be limited if a cumulative change in ownership of more than 50% has occurred within a three-year period.

11.	SEGMENT AND GEOGRAPHIC INFORMATION
The Company’s chief operating decision-maker reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by geographic region for purposes of making operating decisions and assessing financial performance. Accordingly, the Company considers itself to be in a single reporting segment, specifically the manufacture, sale, discovery, development and commercialization of products for the diagnosis of atherosclerosis in the coronary arteries and peripheral vascular system. The Company does not assess the performance of its geographic regions on other measures of income or expense, such as depreciation and amortization, operating income or net income. In addition, the Company’s assets are primarily located in the United States and are not allocated to any specific region. The Company does not produce reports for, or measure the performance of, its geographic regions on any asset-based metrics. Therefore, geographic information is presented only for revenues.

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Revenues based on geographic location are summarized in the following table:

	Years Ended December 31,

	2003	2004	2005

Revenues:
United States	$15,823	$38,020	$40,933
Japan	2,241	9,353	33,207
Europe, the Middle East and Africa	4,810	11,426	15,294
Rest of world	589	2,299	2,466

	$23,463	$61,098	$91,900

12.	EMPLOYEE BENEFITS
Defined Contribution Plans
The Company has a defined contribution 401(k) plan for U.S. employees who are at least 21 years of age. Employees are eligible to participate in the plan beginning on the first day of the month following three months of service. Under the terms of the plan, employees may make voluntary contributions as a percent of compensation or as a fixed amount per pay period. The Company’s contributions to the plan are discretionary and no contributions have been made by the Company to date.
The Company also sponsors additional defined contribution plans for most of its European employees. Contributions under all plans were $23,000, $80,000 and $104,000 in the years ended December 31, 2003, 2004 and 2005, respectively.

13.	FOURTH QUARTER ADJUSTMENTS
During the fourth quarter of 2005, the Company recorded adjustments to (1) write-down inventory for items deemed to be excess or obsolete by $963,000, (2) record an impairment charge of $360,000 to reduce certain medical diagnostic equipment to its estimated net realizable value, and (3) record expected losses of $2,045,000 related to non-cancelable inventory purchase commitments. These adjustments resulted in charges to cost of revenues totaling $3,368,000 in the accompanying statement of operations.

14.	RELATED PARTIES
In November 2005, the Company entered into agreements with two new members of the Board of Directors who collectively purchased 71,961 shares of its common stock at $8.36 per share for $601,000 in cash.
Medtronic, Inc. and Its Affiliates
The Company has collaborations with Medtronic, Inc. and certain of its affiliates (collectively, Medtronic). In July 2003, the Company and Medtronic entered into agreements which provided Medtronic with a license to manufacture and market certain products incorporating the Company’s IVUS technology, technical guidance to develop products covered by the license and certain supply rights related to the products covered by the license. The Company was paid a $2,500,000 license fee by Medtronic in exchange for the fully paid, royalty-free, perpetual, irrevocable, worldwide license. The license fee has been deferred and is being recognized as revenue over the estimated 10-year term of the agreement. The amount recorded in revenues totaled $125,000, $250,000 and $250,000 during the years ended December 31, 2003, 2004 and 2005, respectively. At December 31, 2005, the amount deferred was $1,875,000, of which $250,000 was reflected in the current portion of deferred revenues.

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In addition, the Company recorded revenues related to the sale of a component of the Company’s IVUS catheter totaling $149,000, $425,000 and $652,000 to Medtronic during the years ended December 31, 2003, 2004 and 2005, respectively. At December 31, 2004 and 2005, there was $130,000 and $93,000 due from Medtronic, respectively. The 2003 agreements with Medtronic also included an option to distribute agreement relating to certain other of the Company’s IVUS products not covered by the license described above. This option to distribute agreement provided Medtronic with the right to negotiate a new agreement with the Company for Medtronic to distribute certain IVUS products on terms to be mutually agreed upon by the parties upon the expiration, in June 2007, of the Company’s existing distribution agreement with Fukuda Denshi. The option to distribute agreement also provided that the terms of a new distribution agreement to be negotiated by Medtronic and the Company would be substantially similar to the terms of the existing distribution agreement with Fukuda. Under the option to distribute agreement, the Company was granted the right to terminate the agreement in the event that prior to December 31, 2006, the Company first consummated an initial public offering of shares of its common stock or sold all or substantially all of its assets, and then paid Medtronic a $2,000,000 termination fee.
In January 2006, the Company and Medtronic entered into a termination agreement to terminate the option to distribute. The Company elected to terminate the option to distribute agreement because the Company believed it would gain greater flexibility in developing its product sales strategy in Japan if it did not have to consider the impact of Medtronic exercising the option to distribute or factor in the uncertainty of whether Medtronic would in fact exercise the option. In accordance with the termination agreement and in consideration of Medtronic agreeing to waive its right to the termination fee, the Company agreed to transfer to Medtronic an agreed amount of the Company’s inventory with a carrying value of approximately $315,000. In the three months ended March 31, 2006, $315,000 has been recorded in selling, general and administrative expense in the statement of operations in conjunction with the execution of this new agreement.
Medtronic is an investor in the Company’s Series B Preferred Stock. The Company issued 666,668 and 1,166,667 shares of its Series B Preferred Stock at $3.00 per share to Medtronic in April 2002 and July 2003, respectively. In connection with the preferred stock agreement, Medtronic has the right to appoint a representative to the Board of Directors.
Domain Associates LLP
During 2003, Domain Associates LLP, or Domain, a company in which two members of the Board of Directors were partners, provided the Company with a loan. In addition, a partner of Domain was paid $60,000 for consulting services rendered to the Company.
In June 2003, the Company issued $2,000,000 of non-negotiable 6.25% promissory notes to Domain with interest and principal payable at maturity in September 2003. Outstanding principal and accrued interest totaling $2,026,000 was repaid in full in September 2003.
There were no amounts due to or from Domain at December 31, 2004 and 2005.

15.	REVERSE STOCK SPLIT
On May 22, 2006, the Company’s Board of Directors and stockholders approved a 1-for-1.1 reverse split of the Company’s common stock and, on May 24, 2006, the Company filed a Certificate of Amendment to its Restated Certificate of Incorporation effecting the reverse split. All common share and per share amounts retroactively reflect the reverse stock split. Except as otherwise noted, references to preferred stock do not reflect the reverse stock split, as the conversion price for each series of preferred stock and the number of shares of common stock into which each share of preferred stock is convertible were adjusted, in accordance with the terms and conditions of such series of preferred stock, upon the filing of the Certificate of Amendment to reflect the reverse stock split.

VOLCANO CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)
(Unaudited)

	December 31,	September 30,
	2005	2006

Assets
Current assets:
Cash and cash equivalents	$15,219	$25,074
Accounts receivable, net	16,001	22,381
Inventories	10,155	12,194
Prepaid expenses and other current assets	1,416	2,493

Total current assets	42,791	62,142
Restricted cash	309	347
Property and equipment, net	9,885	8,921
Intangible assets, net	14,645	12,585
Other non-current assets	838	390

	$68,468	$84,385

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$11,119	$8,123
Accrued compensation	4,437	5,595
Accrued expenses and other current liabilities	4,955	4,660
Deferred revenues	2,173	2,265
Current maturities of long-term debt	3,114	1,557

Total current liabilities	25,798	22,200
Long-term debt	27,236	247
Deferred license fee from a related party	1,625	1,438
Other	217	292

Total liabilities	54,876	24,177
Commitments and contingencies (Note 5)
Convertible preferred stock, 19,915 shares issued and outstanding at December 31, 2005 and no shares issued and outstanding at September 30, 2006	63,060	—
Stockholders’ equity (deficit):
Preferred stock, par value $0.001; 20,109 and 10,000 shares authorized at December 31, 2005 and September 30, 2006, respectively, and no shares issued and outstanding
Common stock, par value $0.001; 34,500 and 250,000 shares authorized at December 31, 2005 and September 30, 2006, respectively; 3,883 and 33,064 shares issued and outstanding at December 31, 2005 and September 30, 2006, respectively	4	33
Additional paid-in capital	8,443	125,616
Deferred stock compensation	(2,888)	—
Accumulated other comprehensive income	392	14
Accumulated deficit	(55,419)	(65,455)

Total stockholders’ equity (deficit)	(49,468)	60,208

	$68,468	$84,385

See notes to unaudited consolidated financial statements.

VOLCANO CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)
(Unaudited)

	Nine Months Ended
	September 30,

	2005	2006

Revenues	$67,198	$73,517
Cost of revenues	32,836	30,248

Gross profit	34,362	43,269
Operating expenses:
Selling, general and administrative	25,406	35,027
Research and development	10,623	12,835
Amortization of intangibles	2,280	2,332

Total operating expenses	38,309	50,194

Operating loss	(3,947)	(6,925)
Interest expense	(3,999)	(3,910)
Interest and other income (expense), net	(349)	1,072

Loss before provision for income taxes	(8,295)	(9,763)
Provision for income taxes	49	273

Net loss	$(8,344)	$(10,036)

Net loss per share — basic and diluted	$(1.25)	$(0.60)

Weighted-average shares outstanding — basic and diluted	6,650	16,744

See notes to unaudited consolidated financial statements.

VOLCANO CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)
(Unaudited)

	Nine Months Ended
	September 30,

	2005	2006

Net loss	$(8,344)	$(10,036)
Other comprehensive income (loss):
Foreign currency translation adjustments	324	(378)

Comprehensive loss	$(8,020)	$(10,414)

See notes to unaudited consolidated financial statements.

VOLCANO CORPORATION
CONSOLIDATED STATEMENT OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
(in thousands)
(Unaudited)

	Designated		Designated		Designated
	Series A		Series B		Series C
	Convertible		Convertible		Convertible						Accumulated		Total
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Additional	Deferred	Other		Stockholders’
									Paid-In	Stock	Comprehensive	Accumulated	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Deficit	Capital	Compensation	Income (Loss)	Deficit	(Deficit)

Balance at December 31, 2005	2,304	$2,304	14,949	$45,392	2,662	$15,364	3,883	$4	$8,443	$(2,888)	$392	$(55,419)	$(49,468)
Net loss												(10,036)	(10,036)
Reversal of deferred stock compensation upon adoption of SFAS 123(R)									(2,888)	2,888			—
Issuance of common stock under stock option plans							140	—	68				68
Employee stock-based compensation cost									2,074				2,074
Non-employee stock-based compensation cost									366				366
Common stock issued in connection with initial public offering							7,820	8	54,514				54,522
Conversion of convertible preferred stock	(2,304)	(2,304)	(14,949)	(45,392)	(2,662)	(15,364)	18,123	18	63,042				63,060
Exercise of warrants							3,098	3	(3)				—
Foreign currency translation adjustments											(378)		(378)

Balance at September 30, 2006	—	$—	—	$—	—	$—	33,064	$33	$125,616	$—	$14	$(65,455)	$60,208

See notes to unaudited consolidated financial statements.

VOLCANO CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(Unaudited)

	Nine Months Ended
	September 30,

	2005	2006

Operating activities
Net loss	$(8,344)	$(10,036)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	5,218	6,737
Amortization of debt discount and deferred financing fees	610	1,709
Interest capitalized as debt principal	2,769	1,973
Non-cash stock compensation expense	1,454	2,294
Loss (gain) on foreign exchange	692	(578)
Loss (gain) on sale of long-lived assets	21	(24)
Changes in operating assets and liabilities:
Accounts receivable	(4,105)	(6,101)
Inventories	(398)	(1,829)
Prepaid expenses and other assets	(581)	(728)
Accounts payable	1,980	(2,844)
Accrued compensation	1,132	1,127
Accrued expenses and other liabilities	1,762	(291)
Deferred revenues	827	66
Deferred license fee from a related party	(188)	(188)

Net cash provided by (used in) operating activities	2,849	(8,713)
Investing activities
Cash paid for other intangibles	(340)	(226)
Proceeds from sale of long-lived assets	—	50
Capital expenditures	(4,342)	(3,590)

Net cash used in investing activities	(4,682)	(3,766)
Financing activities
Proceeds from initial public offering, net	—	54,522
Proceeds from issuance of long-term debt	500	—
Repayment of long-term debt	(2,418)	(32,216)
Proceeds from issuance of short-term debt	—	750
Repayment of short-term debt	(5,897)	(750)
Proceeds from issuance of convertible preferred stock, net of issuance costs	15,106	—
Proceeds from exercise of common stock options	44	55
Increase in restricted cash	(83)	(33)

Net cash provided by financing activities	7,252	22,328
Effect of exchange rate changes on cash and cash equivalents	(156)	6

Net increase in cash and cash equivalents	5,263	9,855
Cash and cash equivalents, beginning of period	11,438	15,219

Cash and cash equivalents, end of period	$16,701	$25,074

Supplemental disclosures
Interest capitalized as debt principal	$2,769	$1,973
Cash paid for interest	620	228
Cash paid for income taxes	52	74
Non-cash investing and financing activities
Preferred stock converted into common stock upon initial public offering	—	$63,060
See notes to unaudited consolidated financial statements.

VOLCANO CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Nature of Operations
Volcano Corporation (the Company) is engaged in the manufacture, sale, discovery, development and commercialization of products for the diagnosis of atherosclerosis in the coronary arteries and peripheral vascular system. All significant intercompany balances and transactions have been eliminated in consolidation.
The accompanying financial information as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006 has been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. The December 31, 2005 consolidated balance sheet was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These consolidated financial statements should be read in conjunction with the annual consolidated financial statements and the notes thereto, included elsewhere in this prospectus.
In the opinion of management, the unaudited financial information as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006 reflects all adjustments, which are normal recurring adjustments, necessary to present a fair statement of financial position, results of operations and cash flows. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the operating results for the full fiscal year or any future periods.
Reverse Stock Split
On May 22, 2006, the Company’s Board of Directors and stockholders approved a 1-for-1.1 reverse split of the Company’s common stock and, on May 24, 2006, the Company filed a Certificate of Amendment to its Restated Certificate of Incorporation effecting the reverse split. All common share and per share amounts retroactively reflect the reverse stock split. Except as otherwise noted, references to preferred stock do not reflect the reverse stock split, as the conversion price for each series of preferred stock and the number of shares of common stock into which each share of preferred stock is convertible were adjusted, in accordance with the terms and conditions of such series of preferred stock, upon the filing of the Certificate of Amendment to reflect the reverse stock split.
Concentrations of Credit Risk
Fukuda Denshi Co., Ltd, a distributor in Japan, accounted for 35% and 14% of the Company’s revenues in the nine months ended September 30, 2005 and 2006, respectively, and 30% and 13% of the Company’s trade receivables as of December 31, 2005 and September 30, 2006, respectively. Goodman Company, Ltd., a distributor in Japan, accounted for 15% of the Company’s revenues in the nine months ended September 30, 2006 and 30% of the Company’s trade receivables as of September 30, 2006. No other single customer accounted for more than 10% of the Company’s revenues for any period presented and at December 31, 2005 and September 30, 2006 no other single customer accounted for more than 10% of the Company’s trade receivables.
Stock-Based Compensation
On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, (SFAS No. 123(R)) which requires the measurement and

VOLCANO CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (SAB No. 107) relating to SFAS No. 123(R) and the Company has applied the provisions of SAB No. 107 in its adoption of SFAS No. 123(R). Prior to January 1, 2006, the Company accounted for share-based payments using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and related Interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). In accordance with APB No. 25, stock-based compensation expense had been recognized only when the fair market value of the Company’s stock options granted to employees and directors was greater than the exercise price of the underlying stock at the date of grant.
The Company adopted SFAS No. 123(R) using the modified-prospective-transition method. Under that transition method, stock-based compensation cost recognized in the nine months ended September 30, 2006 includes stock-based compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and stock-based compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). SFAS No. 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS No. 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred. In accordance with the modified-prospective transition method, prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). See Note 6 Stockholders’ Equity (Deficit) for additional information.
Product Warranty Costs
The Company offers a one-year warranty for parts and labor on its products commencing upon the transfer of title and risk of loss to the customer. The Company accrues the estimated cost of product warranties at the time revenue is recognized based on historical results. The warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from these estimates, revisions to the estimated warranty liability would be required. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.
Accrued warranty liability is included in accrued expenses and other current liabilities in the consolidated balance sheets. The change in the accrued warranty liability for the nine months ended September 30, 2005 and 2006 is summarized in the following table (in thousands):

	Nine Months
	Ended
	September 30,

	2005	2006

Balance at beginning of period	$203	$359
Warranties issued	479	535
Settlements	(347)	(473)

Balance at end of period	$335	$421

VOLCANO CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Net Loss Per Share
Basic and diluted net loss per share is presented in accordance with SFAS No. 128, Earnings per Share. Basic net loss per share is computed by dividing consolidated net loss by the weighted-average number of common shares outstanding during the period. Shares issuable upon exercise of warrants to purchase common stock, which require little or no cash consideration from the holder are included in basic net loss per share using the treasury stock method. Warrants to purchase an aggregate of up to 3,091,216 shares of the Company’s common stock at an exercise price of $0.011 have been reflected in the calculation of basic and diluted net loss per share using the treasury stock method, until their date of exercise in June 2006. The Company’s potential dilutive shares, which include outstanding common stock options, convertible preferred stock and warrants other than those described in the preceding sentence, have not been included in the computation of diluted net loss per share for all periods as the result would be anti-dilutive. Such potentially dilutive shares are excluded when the effect would be to reduce a net loss per share.
The basic and diluted net loss per share calculations for the nine months ended September 30, 2005 and 2006 are as follows (in thousands, except per share data).

	Nine Months Ended
	September 30,

	2005	2006

Net loss	$(8,344)	$(10,036)

Denominator for basic and diluted net loss per share:
Weighted-average common shares outstanding:	3,565	14,821
Shares issuable upon exercise of certain warrants	3,085	1,923

Shares used for basic and diluted net loss per share	6,650	16,744

Basic and diluted net loss per share	$(1.25)	$(0.60)

The following table sets forth potential shares of common stock, as of each period end, that are not included in the diluted net loss per share calculation above because to do so would be anti-dilutive (in thousands):

	September 30,

	2005	2006

Stock options outstanding	4,743	4,962
Warrants to purchase stock	226	213
Unvested common stock subject to repurchase	104	34
Convertible preferred stock	18,123	—
Recent Accounting Pronouncements
In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes— an interpretation of FASB Statement No. 109” (FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” It prescribes a recognition threshold and measurement methodology for financial statement reporting purposes and promulgates a series of new disclosures of tax positions taken or expected to be taken on a tax return for which less than all of the resulting tax benefits are expected to be realized. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company will adopt this interpretation in the first quarter of 2007. The Company is currently evaluating the requirements of FIN 48 and have not yet determined the impact on its consolidated financial statements.

VOLCANO CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	FINANCIAL STATEMENT DETAILS
Inventories
Inventories consist of the following (in thousands):

	December 31,	September 30,
	2005	2006

Finished goods	$3,980	$3,435
Work-in-process	2,261	3,328
Raw materials	3,914	5,431

Total	$10,155	$12,194

3.	DEBT AND CREDIT FACILITIES AND WARRANTS
The Company’s outstanding debt, including current maturities, was $30,350,000 and $1,804,000 at December 31, 2005 and September 30, 2006, respectively.
Revolving Credit Facility
The Company has a revolving credit facility agreement, for an amount not to exceed $10,000,000 with a bank. In April 2006, the revolving credit facility was amended and renewed for a one-year term and in July 2006, the revolving credit facility was further amended. Certain terms in the amended revolving credit facility have been modified, including the borrowing base and interest rate calculations and the covenant requirements and the term was extended to May 31, 2007. Borrowings under the revolving credit facility, as amended in July 2006, are limited $10,000,000, less amounts outstanding under letters of credit, a foreign exchange reserve and the aggregate amount of cash utilization services, which are subject to sub-limits of $1,000,000, $1,000,000 and $500,000, respectively. The revolving credit facility bears interest at the bank’s prime rate (8.25% at September 30, 2006). At September 30, 2006, the Company had no borrowings and $10,000,000 was available under the revolving credit facility. The revolving credit facility is secured by substantially all of the Company’s tangible assets and certain of its intangible assets.
Senior Subordinated Debt
Pursuant to a subordinated debt agreement entered into in December 2003, the Company repaid the outstanding balance of $29,189,000 on its senior subordinated notes with proceeds from its initial public offering. As a result, the Company recorded a charge, included in interest expense, of $1,246,000 in the nine months ended September 30, 2006 related to the write-off of unamortized debt discount and deferred financing fees.
Warrants
Warrants to purchase 3,103,943 shares of the Company’s common stock with a weighted-average exercise price of $0.015 per share were, by their terms, automatically exercised on a cash-less basis upon the closing of the Company’s initial public offering and resulted in the net issuance of 3,097,943 shares of its common stock.
Key Covenants
The Company’s debt agreements include several covenants that place restrictions on the incurrence of debt and liens, capital expenditures, the payment of dividends and mergers involving the Company. Other covenants require the Company to meet certain defined profitability goals and to maintain a

VOLCANO CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
certain minimum quick ratio. Under the revolving credit facility, as amended in July 2006, the minimum quick ratio requirement was raised to 1.50 to 1 and the maximum adjusted net loss amount, as defined, was lowered to $2,500,000 effective with the quarter ended September 30, 2006 and to $1,500,000 effective with the quarters ending December 31, 2006 and March 31, 2007. The Company was in compliance with all covenants and limitations included in the provisions of its loan agreements and credit facility, as amended, as of September 30, 2006.

4.	INTANGIBLE ASSETS
Intangible assets consist of developed technology, customer relationships, licenses, and patents and trademarks, which are amortized using the straight-line method over periods ranging from three to ten years, representing the estimated useful lives of the assets. During the nine months ended September 30, 2006, the Company recorded intangible asset additions of $272,000 related to internally developed patents and trademarks. During the nine months ended September 30, 2005, the Company recorded intangible asset additions of $340,000, which is comprised of $200,000 for internally developed patents and trademarks, $125,000 for acquired licenses and $15,000 for other intangible assets.
Intangible assets subject to amortization, by major class, consist of the following (in thousands):

	December 31, 2005			September 30, 2006

		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

Developed technology	$12,469	$4,796	$7,673	$12,469	$6,235	$6,234
Licenses	7,034	1,905	5,129	7,034	2,517	4,517
Customer relationships	1,674	644	1,030	1,674	837	837
Patents and trademarks	951	138	813	1,223	226	997

	$22,128	$7,483	$14,645	$22,400	$9,815	$12,585

The weighted-average amortization period at September 30, 2006 was seven and one-half years in total and was six and one-half years for developed technology and customer relationships and nine years for licenses, patents and trademarks. Amortization of intangibles for the nine months ended September 30, 2005 and 2006 was $2,280,000 and $2,332,000, respectively.
At September 30, 2006, amortization expense is expected to be as follows (in thousands):

2006 (three months)	$794
2007	3,072
2008	3,013
2009	3,013
2010	838
Thereafter	1,855

$12,585

5.	COMMITMENTS AND CONTINGENCIES
Litigation
The Company is party to various claims in the normal course of business. Legal fees and other costs associated with such actions are expensed as incurred and were not material in any period reported. Additionally, the Company assesses, in conjunction with its legal counsel, the need to record a liability for litigation and contingencies. Reserve estimates are recorded when and if it is determined that a loss

VOLCANO CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
related matter is both probable and reasonably estimable. The Company believes that the ultimate disposition of these matters will not have a material impact on the Company’s results of operations, financial position or cash flows.
Purchase Commitments
The Company has obligations under non-cancelable purchase commitments, primarily for production materials. As of September 30, 2006, the future minimum payments under these non-cancelable purchase commitments, all requiring payment by March 31, 2007, totaled $7,380,000.
Indemnification
The Company’s supplier, distributor and collaboration agreements generally include certain provisions for indemnification against liabilities if the Company’s products are recalled, infringe a third-party’s intellectual property rights or cause bodily injury due to alleged defects in the Company’s products. In addition, the Company has agreements with its Board of Directors, its President and Chief Executive Officer and its Chief Financial Officer indemnifying them against liabilities arising from actions taken against the Company. To date, the Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements.

6.	STOCKHOLDERS’ EQUITY (DEFICIT)
In May 2006, the Company’s stockholders approved a resolution to increase the number of authorized shares of the Company’s common and preferred stock to 250,000,000 and 10,000,000, respectively, and to increase the number of shares subject to the Company’s 2005 equity compensation plan by 2,272,727 shares to a new total of 8,162,558. As of September 30, 2006, the Company has reserved 4,962,030 shares and 213,054 shares of its common stock for the issuance of options granted under the Company’s stock option plans and the exercise of common stock warrants, respectively. The increase to the authorized shares became effective upon the consummation of the Company’s initial public offering.
Stockholders Rights Plan
In May 2006, the Company’s stockholders approved a stockholders rights plan and a classified board of directors with staggered terms of election. Pursuant to the stockholder rights plan, the Company declared and paid a dividend of one right for each share of common stock outstanding. Unless redeemed by the Company prior to the time the rights are exercised, upon the occurrence of certain events, the rights will entitle the holders to receive shares of the Company’s preferred stock, or shares of an acquiring entity. The stockholders rights plan and the classified board of directors became effective upon the consummation of the Company’s initial public offering.
Initial Public Offering
On June 20, 2006, the Company sold 7,820,000 shares of common stock, including 1,020,000 shares sold pursuant to the exercise of the underwriters’ over-allotment, in an initial public offering for aggregate gross proceeds of $62,560,000. After deducting offering expenses and underwriters’ commissions and discounts, the Company received net proceeds of approximately $54,522,000. Upon completion of the initial public offering, all 19,915,440 shares of convertible preferred stock converted into common stock at a 1-to-0.91 conversion ratio and warrants to purchase 3,103,943 shares of the Company’s common stock were, by their terms, automatically exercised on a cash-less basis upon the closing of the offering, resulting in the net issuance of 3,097,943 shares of common stock.

VOLCANO CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Stock-Based Compensation
As of September 30, 2006, the Company has granted options under the 2005 Equity Compensation Plan (the 2005 Plan) and the 2000 Long Term Incentive Plan (the 2000 Plan) under which a maximum aggregate number of 8,162,558 shares of the Company’s common stock may be issued or transferred to employees, non-employee directors and consultants of the Company. Effective October 2005, all options will be granted under the 2005 Plan. Options previously granted under the 2000 Plan that are cancelled or expire will increase the shares available for grant under the 2005 Plan. The terms of the grant vary as described in Note 9 Stockholders’ Deficit in Notes to Consolidated Financial Statements for the Years Ended December 31, 2003, 2004 and 2005. As of September 30, 2006, 2,334,760 shares remained available to grant.
In the nine months ended September 30, 2005, the Company accelerated vesting on certain non-employee options representing options to purchase 84,545 shares of the Company’s common stock. In connection with accelerating the vesting of these options, the Company recorded charges totaling $412,000 in the accompanying statement of operations. Of that amount, $34,000 was recorded in research and development and $378,000 was recorded in selling, general and administrative.
The following table sets forth stock-based compensation expense included in the Company’s consolidated statements of operations (in thousands):

	Nine Months
	Ended
	September 30,

	2005	2006

Cost of revenues	$193	$239
Selling, general and administrative	1,013	1,680
Research and development	248	375
Included in the table above is $628,000 and $366,000 of stock-based compensation expense related to non-employees in the nine months ended September 30, 2005 and 2006, respectively.
On January 1, 2006, the Company adopted SFAS No. 123(R) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. In March 2005, the Securities and Exchange Commission issued SAB No. 107 relating to SFAS No. 123(R) and the Company has applied the provisions of SAB No. 107 in its adoption of SFAS No. 123(R). Prior to January 1, 2006, the Company accounted for share-based payments using the intrinsic value method in accordance with APB No. 25, and related Interpretations, as permitted by SFAS No. 123. In accordance with APB No. 25, stock-based compensation expense had been recognized only when the fair market value of the Company’s stock options granted to employees and directors was greater than the exercise price of the underlying stock at the date of grant.
The Company adopted SFAS No. 123(R) using the modified-prospective-transition method. Under that transition method, stock-based compensation cost recognized in the nine months ended September 30, 2006 includes stock-based compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and stock-based compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). SFAS No. 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS No. 123 for the periods prior to fiscal 2006, the Company

VOLCANO CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
accounted for forfeitures as they occurred. In accordance with the modified-prospective transition method, prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).
As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company’s net loss for the nine months ended September 30, 2006 is $1,209,000 higher than if the Company had continued to account for stock-based compensation under APB No. 25 as it did in the comparable prior year period. Basic and diluted net loss per share for the nine months ended September 30, 2006 is $0.07 higher than if the Company had continued to account for stock-based compensation under APB No. 25 as it did in the comparable prior year period. The Company has not recognized, and does not expect to recognize in the near future, any tax benefit related to employee stock-based compensation cost as a result of the full valuation allowance its net deferred tax assets and its net operating loss carryforwards. The total compensation cost capitalized in inventory was $146,000 as of September 30, 2006.
The Company uses the Black-Scholes-Merton (Black-Scholes) option-pricing model, which was also used to determine the Company’s pro forma information required under SFAS No. 123 prior to the adoption of SFAS No. 123(R). Option valuation models require the input of highly subjective assumptions including the expected life of the stock-based award and the expected stock price volatility. The assumptions discussed here represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if other assumptions had been used, our recorded and pro forma stock-based compensation expense could have been materially different. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be materially different.
Prior to adopting the provisions of SFAS No. 123(R), the Company recorded estimated compensation expense for employee stock options based upon their intrinsic value on the date of grant pursuant to APB No. 25 and provided the required pro forma disclosures of SFAS No. 123. Had compensation expense for the Company’s stock option plans been determined based upon the fair value at the grant date for awards under the plans using market-based option valuation models, net loss would have been as follows (in thousands, except per share data):

Nine Months Ended
September 30, 2005

Net loss as reported	$(8,344)
Add: Total stock-based employee compensation determined under APB No. 25 and included in reported net loss	825
Deduct: Total stock-based employee compensation determined under fair value based method	(1,170)

Pro forma net loss	$(8,689)

Basic and diluted net loss per share:
As reported	$(1.25)

Pro forma	$(1.31)

VOLCANO CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model utilizing the following assumptions:

	Nine Months Ended	Nine Months Ended
	September 30, 2005	September 30, 2006

Risk-free interest rate	3.8% to 4.1%	4.6% to 5.0%
Expected life (years)	5	4.75
Estimated volatility	75%	55% to 61%
Expected dividends	None	None
Risk-Free Interest Rate—The Company bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury constant maturity securities with the same or substantially equivalent remaining term.
Expected Life—The Company’s expected life represents the period that the Company’s stock-based awards are expected to be outstanding. With the adoption of SFAS No. 123(R) on January 1, 2006, as permitted by SAB No. 107, the Company adopted a temporary “shortcut approach” to developing the estimate of the expected term of an employee stock option. Under this approach, the expected life is presumed to be the mid-point between the vesting date and the contractual end of the option grant. The “short-cut approach” is not permitted for options granted, modified or settled after December 31, 2007. Prior to the adoption of SFAS No. 123(R), expected life of the Company’s stock options was determined based on historical experience of similar awards, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its share-based awards.
Estimated Volatility—The Company uses the calculated volatility based upon the trading history and implied volatility of the common stock of comparable medical device companies in determining an estimated volatility when using the Black-Scholes option-pricing formula to determine the fair value of options granted.
Expected Dividends—The Company has not declared dividends. Therefore, the Company uses a zero value for the expected dividend value factor when using the Black-Scholes option-pricing formula to determine the fair value of options granted.
Estimated Forfeitures—When estimating forfeitures, the Company considers voluntary and involuntary termination behavior as well as analysis of actual option forfeitures.
A summary of the status of our non-vested shares as of September 30, 2006 and changes during the nine months ended September 30, 2006 is as follows:

		Weighted-Average
	Shares	Grant Date Fair Value

Non-vested shares at December 31, 2005	2,865,914	$3.08
Grants of options	303,259	5.36
Vested	(907,125)	2.50
Forfeitures or expirations	(141,832)	3.09

Non-vested shares at September 30, 2006	2,120,216	3.65

VOLCANO CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Option activity for the nine months ended September 30, 2006 is as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual Life	intrinsic value
	Shares	Price	(in years)	(in thousands)

Outstanding at December 31, 2005	4,940,838	$2.13
Grants of options	303,259	10.11
Exercises	(140,235)	0.39
Forfeitures or expirations	(141,832)	3.45

Outstanding and exercisable at September 30, 2006	4,962,030	2.63	7.3	$43,952

Vested and expected to vest as of September 30, 2006	4,760,129	2.48	7.3	$42,884

As required by SFAS No. 123(R), the Company made an estimate of expected forfeitures and is recognizing compensation cost only for those equity awards expected to vest.
The total intrinsic value of stock options exercised during the nine months ended September 30, 2006 was $1,498,000 and represents the difference between the exercise price of the option and the market value of the Company’s common stock on the dates exercised. As of September 30, 2006, $5,894,000 of total unrecognized compensation cost related to stock options issued to employees is expected to be recognized over a weighted average term of 2.7 years.

8.	SEGMENT AND GEOGRAPHIC INFORMATION
The Company’s chief operating decision-maker reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by geographic region for purposes of making operating decisions and assessing financial performance. Accordingly, the Company considers itself to be in a single reporting segment, specifically the manufacture, sale, discovery, development and commercialization of products for the diagnosis of atherosclerosis in the coronary arteries and peripheral vascular system. The Company does not assess the performance of its geographic regions on other measures of income or expense, such as depreciation and amortization, operating income or net income. In addition, the Company’s assets are primarily located in the United States and are not allocated to any specific region. The Company does not produce reports for, or measure the performance of, its geographic regions on any asset-based metrics. Therefore, geographic information is presented only for revenues.
Revenues based on geographic location are summarized in the following table:

	Nine Months Ended
	September 30,

	2005	2006

Revenues:
United States	$30,460	$36,611
Japan	24,895	21,234
Europe, the Middle East and Africa	10,061	12,386
Rest of world	1,782	3,286

	$67,198	$73,517

VOLCANO CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	RELATED PARTIES
Medtronic, Inc. and Its Affiliates
The Company has collaborations with Medtronic, Inc. and certain of its affiliates (collectively, Medtronic). In July 2003, the Company and Medtronic entered into agreements which provided Medtronic with a license to manufacture and market certain products incorporating the Company’s IVUS technology, technical guidance to develop products covered by the license and certain supply rights related to the products covered by the license. The Company was paid a $2,500,000 license fee by Medtronic in exchange for the fully paid, royalty-free, perpetual, irrevocable, worldwide license. The license fee has been deferred and is being recognized as revenue over the estimated 10-year term of the agreement. The amount recorded in revenues totaled $188,000 during the nine months ended September 30, 2005 and 2006, respectively. At September 30, 2006, the amount deferred was $1,688,000, of which $250,000 was reflected in the current portion of deferred revenues. In addition, the Company recorded revenues related to the sale of a component of the Company’s IVUS catheter totaling $475,000 and $887,000 to Medtronic during the nine months ended September 30, 2005 and 2006, respectively. At December 31, 2005 and September 30, 2006, there was $93,000 and $0 due from Medtronic, respectively. The 2003 agreements with Medtronic also included an option to distribute agreement relating to certain other of the Company’s IVUS products not covered by the license described above. This option to distribute agreement provided Medtronic with the right to negotiate a new agreement with the Company for Medtronic to distribute certain IVUS products on terms to be mutually agreed upon by the parties upon the expiration, in June 2007, of the Company’s existing distribution agreement with Fukuda Denshi. The option to distribute agreement also provided that the terms of a new distribution agreement to be negotiated by Medtronic and the Company would be substantially similar to the terms of the existing distribution agreement with Fukuda. Under the option to distribute agreement, the Company was granted the right to terminate the agreement in the event that prior to December 31, 2006, the Company first consummated an initial public offering of shares of its common stock or sold all or substantially all of its assets, and then paid Medtronic a $2,000,000 termination fee.
In January 2006, the Company and Medtronic entered into a termination agreement to terminate the option to distribute. The Company elected to terminate the option to distribute agreement because the Company believed it would gain greater flexibility in developing its product sales strategy in Japan if it did not have to consider the impact of Medtronic exercising the option to distribute or factor in the uncertainty of whether Medtronic would in fact exercise the option. In accordance with the termination agreement and in consideration of Medtronic agreeing to waive its right to the termination fee, the Company agreed to transfer to Medtronic an agreed amount of the Company’s inventory with a carrying value of approximately $315,000. In the nine months ended September 30, 2006, $315,000 has been recorded in selling, general and administrative expense in the statement of operations in conjunction with the execution of this new agreement and the agreed upon amount of inventory has been transferred to Medtronic.
There were no other amounts due to or from a related party at December 31, 2005 or September 30, 2006.

10.	SUBSEQUENT EVENTS
In November 2006, the Company’s board of directors authorized management to file a registration statement with the Securities and Exchange Commission for the Company to sell shares of its common stock and for selling stockholders to sell shares of their common stock to the public.

7,500,000 Shares
VOLCANO CORPORATION
Common Stock

PROSPECTUS

Until                     , 2006 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

JPMorgan	Piper Jaffray

Bear, Stearns & Co. Inc.	Cowen and Company
                    , 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution.
The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Volcano Corporation in connection with the sale of the common stock being registered hereby. All amounts are estimates except the SEC Registration Fee and the NASD filing fee.

Amount to be Paid

SEC registration fee	$14,822
NASD filing fee	14,352
Blue Sky fees and expenses	20,000
Printing and Engraving expenses	120,000
Legal fees and expenses	400,000
Accounting fees and expenses	150,000
Transfer Agent and Registrar fees	5,000
Miscellaneous	195,826

Total	$920,000

ITEM 14.	Indemnification of Directors and Officers.
Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.
Article VIII of our amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.
Article VI of our bylaws provides for the indemnification of officers, directors and third parties acting on our behalf if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.
We have entered into indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.
The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us and our executive officers and directors, and by us of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.
We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer of our company against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.
See also the undertakings set out in response to Item 17 herein.

ITEM 15.	Recent Sales of Unregistered Securities.
In the past three years, we have issued and sold the following securities as adjusted for the 1-for-1.1 reverse split of our common stock effected May 24, 2006:
1. From January 1, 2003 through August 15, 2006, we granted options to purchase 5,237,638 shares of our common stock at prices ranging from $0.33 to $10.56 per share, 293,479 of which were exercised at prices ranging from $0.33 to $1.65 per share, and 820,186 of which were cancelled.

2. From July 2003 through March 2004, we issued and sold to 11 accredited investors an aggregate of 6,948,836 shares of Series B preferred stock, which was converted into an aggregate of 6,325,435 shares of our common stock upon the closing of our initial public offering, at a purchase price per share of $3.00.
3. In July 2003, we issued to one accredited investor a warrant to purchase 36,363 shares of our common stock at an exercise price per share of $3.30. As of December 31, 2005, this warrant had not been exercised.
4. In September 2003 and September 2004, we issued to two affiliated accredited investors warrants to purchase an aggregate of 186,667 shares of Series B preferred stock at an exercise price per share of $3.00. As of December 31, 2005, none of the warrants had been exercised. Upon the closing of our initial public offering, the warrants automatically converted into warrants to purchase 169,866 shares of our common stock with an exercise price of $3.30 per share.
5. In December 2003, we issued to two affiliated accredited investors warrants to purchase an aggregate of 3,091,216 shares or our common stock at an exercise price per share of $0.011. As of December 31, 2005, none of the warrants had been exercised. Upon the closing of our initial public offering, these warrants automatically exercised on a cashless basis and resulted in the net issuance of 3,086,966 shares of our common stock.
6. In July 2004, we issued to one accredited investor a warrant to purchase 7,500 shares of Series B preferred stock at an exercise price per share of $3.00. As of December 31, 2005, this warrant had not been exercised. Upon the closing of our initial public offering, the warrants automatically converted into warrants to purchase 6,825 shares of our common stock with an exercise price of $3.30 per share.
7. In February 2005, we issued to eight accredited investors an aggregate of 2,662,754 shares of Series C preferred stock at a purchase price per share of $5.77, which converted into an aggregate of 2,423,104 shares of our common stock upon closing of our initial public offering.
8. In October 2005, we issued 13,100 shares of our common stock to a former employee and current consultant in consideration of his services to us.
9. In November 2005, we issued a total of 71,961 shares of our common stock to two of our directors at a purchase price per share of $8.36 per share.
The sales of the above securities were deemed to be exempt from registration under the Securities Act with respect to item two through nine above in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, and with respect to item one above in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16.	Exhibits and Financial Statement Schedules.
(a) Exhibits.
EXHIBIT INDEX

Exhibit
Number		Description

1	.1**	Form of Underwriting Agreement.
2	.1*	Asset Purchase Agreement dated July 10, 2003 by and among Jomed, Inc., Jomed N.V., Jomed GmBH, Jomed Benelux S.A. and Volcano Therapeutics, Inc. (filed as Exhibit 2.1 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-132678) (the “Form S-1”), as originally filed on March 24, 2006, and incorporated herein by reference).
2	.2†*	Asset Transfer Agreement, by and between Pacific Rim Medical Ventures Corp and Koninklijke Philips Electronics N.V., dated July 3, 2003 (filed as Exhibit 2.2 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
3	.1*	Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 to the Registrant’s Form 10-Q, as originally filed on August 9, 2006, and incorporated herein by reference).
3	.3*	Bylaws of the Registrant (filed as Exhibit 3.3 to the Registrant’s Form 10-Q, as originally filed on August 9, 2006, and incorporated herein by reference).
3	.5*	Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.5 to the Form S-1, as originally filed on May 24, 2006, and incorporated herein by reference).
4	.1*	Specimen Common Stock certificate of the Registrant (filed as Exhibit 4.1 to the Form S-1, as originally filed on May 24, 2006, and incorporated herein by reference).
4	.2*	Amended and Restated Investors’ Rights Agreement, dated February 18, 2005, by and among the Registrant and certain stockholders (filed as Exhibit 4.2 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
4	.3*	Warrant to Purchase Series B Preferred Stock, issued by the Registrant to Venture Lending & Leasing III, LLC, dated September 26, 2003 (filed as Exhibit 4.3 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
4	.4*	Warrant to Purchase Series B Preferred Stock, issued by the Registrant to Venture Lending & Leasing IV, LLC, dated September 30, 2004 (filed as Exhibit 4.4 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
4	.5*	Warrant to purchase shares of common stock issued by the Registrant to FFC Partners II, L.P., dated December 9, 2003 (filed as Exhibit 4.5 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
4	.6*	Warrant to purchase shares of common stock issued by the Registrant to FFC Executive Partners II, L.P., dated December 9, 2003 (filed as Exhibit 4.6 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
4	.7*	Warrant to purchase shares of common stock issued by the Registrant to Silicon Valley Bank, dated August 27, 2001 (filed as Exhibit 4.7 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
4	.8*	Warrant to purchase shares of common stock issued by the Registrant to Silicon Valley Bank, dated July 18, 2003 (filed as Exhibit 4.8 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
4	.9*	Warrant to purchase shares of Series B Preferred Stock issued by the Registrant to Silicon Valley Bank, dated July 18, 2004 (filed as Exhibit 4.9 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
4	.10*	Rights Agreement, by and between the Registrant and American Stock Transfer & Trust Company, dated June 20, 2006 (filed as Exhibit 4.1 to the Registrant’s Form 10-Q, as originally filed on August 9, 2006, and incorporated herein by reference).
4	.11*	Certificate of Designation of Series A Junior Participating Preferred Stock (filed as Exhibit 3.2 to the Registrant’s Form 10-Q, as originally filed on August 9, 2006, and incorporated herein by reference).
5	.1**	Opinion of Reed Smith LLP.

Exhibit
Number		Description

10	.1*	Form of Indemnification Agreement for directors, chief executive officer and chief financial officer (filed as Exhibit 10.1 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.2*	2000 Long Term Incentive Plan and forms of Stock Option Agreements thereunder (filed as Exhibit 10.2 to the Form S-1, as originally filed on March 24, 2006, and as amended on May 6, 2006, and incorporated herein by reference).
10	.3*	2005 Equity Compensation Plan and forms of Stock Option Agreements and Stock Grant Agreement thereunder (filed as Exhibit 10.3 to the Form S-1, as originally filed on March 24, 2006, and as amended on May 6, 2006, and incorporated herein by reference).
10	.4*	Loan and Security Agreement, as amended, by and between the Registrant and Silicon Valley Bank, dated July 18, 2003 (filed as Exhibit 10.4 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.5*	Loan and Security Agreement by and between the Registrant and Venture Lending & Leasing III, Inc., dated September 26, 2003 (filed as Exhibit 10.5 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.6*	Supplement to Loan and Security Agreement, by and between the Registrant and Venture Lending & Leasing III, Inc., dated September 26, 2003 (filed as Exhibit 10.6 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.7*	Promissory Note for $5,000,000 held by Venture Lending & Leasing III, Inc., dated September 30, 2003 (filed as Exhibit 10.7 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.8*	Loan and Security Agreement, by and between the Registrant and Venture Lending & Leasing IV, Inc., dated September 30, 2004 (filed as Exhibit 10.8 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.9*	Supplement to the Loan and Security Agreement, by and between the Registrant and Venture Lending & Leasing IV, Inc., dated September 30, 2004 (filed as Exhibit 10.9 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.10*	Promissory Note for $1,500,158, held by Venture Lending & Leasing IV, Inc., dated October 14, 2005 (filed as Exhibit 10.10 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.11*	Promissory Note for $500,000, held by Venture Lending & Leasing IV, Inc. dated February 28, 2005 (filed as Exhibit 10.11 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.12*	Note and Warrant Purchase Agreement, by and among the Registrant and FFC Partners II, L.P. and FFC Executive Partners II, L.P., dated December 9, 2003 (filed as Exhibit 10.12 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.13*	15% Senior Subordinated Promissory Note, by the Registrant in favor of FFC Partners II, L.P., dated December 9, 2003 (filed as Exhibit 10.13 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.14*	15% Senior Subordinated Promissory Note, by the Registrant in favor of FFC Executive Partners II, L.P., dated December 9, 2003 (filed as Exhibit 10.14 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.15†*	License Agreement by and between the Registrant and The Cleveland Clinic Foundation, dated April 30, 2002 (filed as Exhibit 10.15 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.16*	Employment Agreement by and between the Registrant and R. Scott Huennekens, dated February 17, 2006 (filed as Exhibit 10.16 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.17*	Employment Agreement by and between the Registrant and John T. Dahldorf, dated February 17, 2006 (filed as Exhibit 10.17 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.18*	Standard Multi-Tenant Office Lease — Gross, as amended, by and between Ethan Conrad and the Registrant, dated June 13, 2005 (filed as Exhibit 10.18 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).

Exhibit
Number		Description

10	.19*	Net Lease Agreement, as amended, by and between the Registrant and Great Scene Ventures Ltd, dated January 10, 1996 (filed as Exhibit 10.19 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.20*	Standard Industrial/ Commercial Multi-Tenant Lease, as amended, by and between 1325 “J” Street L.P. and Jomed Incorporated, dated January 16, 2001 (filed as Exhibit 10.20 to the Form S-1, as originally filed on March 24, 2006, and as amended on May 6, 2006, and incorporated herein by reference).
10	.21†*	Supply Agreement by and between the Registrant and AVE Galway Limited, dated July 21, 2003 (filed as Exhibit 10.21 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.22*	License Agreement by and between the Registrant and AVE Galway Limited, dated July 21, 2003 (filed as Exhibit 10.22 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.23†*	International Distributor Agreement by and between Cardiometrics, Inc., Goodman Company, Ltd. and Kaneko Enterprises, Inc., entered September 17, 1994 (filed as Exhibit 10.26 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.24†*	Distribution Agreement, as amended, by and between Goodman Company, Ltd. and the Registrant, dated September 27, 2004 (filed as Exhibit 10.27 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.25†*	Supply and Distribution Agreement between General Electric Medical Systems Scs and the Registrant, dated March 16, 2006 (filed as Exhibit 10.28 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.26†*	Amended and Restated Japanese Distribution Agreement by and among the Registrant, Volcano Japan Co., Ltd. and Fukuda Denshi Co., Ltd., dated March 17, 2006 (filed as Exhibit 10.29 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.27*	Managing Director Agreement by and between Volcano Europe NV and Mr. Michel Lussier, dated March 20, 2006 (filed as Exhibit 10.30 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.28†*	Termination of Option to Distribute Agreement by and between Medtronic Vascular, Inc. and the Registrant, dated January 27, 2006 (filed as Exhibit 10.31 to the Form S-1, as originally filed on May 24, 2006, and incorporated herein by reference).
10	.29†*	Software Development and License Agreement by and between Paieon, Inc. and the Registrant dated May 10, 2006 (filed as Exhibit 10.32 to the Form S-1, as originally filed on May 24, 2006, and incorporated herein by reference).
10	.30*	Director Compensation Policy (filed as Exhibit 10.33 to the Form S-1, as originally filed on June 12, 2006, and incorporated herein by reference).
10	.31*	Underwriting Agreement by and among Volcano Corporation, J.P. Morgan Securities, Inc., Piper Jaffray & Co., Bear, Stearns & Co. Inc. and Cowen and Company, LLC, dated June 14, 2006 (filed as Exhibit 10.2 to the Registrant’s Form 10-Q, as originally filed on August 9, 2006, and incorporated herein by reference).
10	.32**	Manufacturing Services Agreement by and between Volcano Corporation and Endicott Interconnect Technologies, Inc., dated July 14, 2006.
21	.1*	Subsidiaries of the Registrant (filed as Exhibit 21.1 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
23.1		Consent of Independent Registered Public Accounting Firm.
23	.2**	Consent of Reed Smith LLP (See Exhibit 5.1).
24	.1**	Power of Attorney.

*	Incorporated herein by reference.

**	Previously filed.

†	Portions of the exhibit have been omitted pursuant to a request for confidential treatment. The confidential portions have been filed with the SEC.

(b) Financial Statement Schedules
Schedules are omitted because they are not required, are not applicable or the information is included in the consolidated financial statements or notes thereto.

ITEM 17.	Undertakings.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the registration statement (No. 333-138638) to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Rancho Cordova, state of California, on the 24th day of November, 2006.

Volcano Corporation

By:	/s/ R. Scott Huennekens

R. Scott Huennekens
President and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ R. Scott Huennekens R. Scott Huennekens	President and Chief Executive Officer, Director (principal executive officer)	November 24, 2006

/s/ John T. Dahldorf John T. Dahldorf	Chief Financial Officer (principal financial officer and principal accounting officer)	November 24, 2006

* Olav B. Bergheim	Director	November 24, 2006

* Robert J. Adelman, M.D.	Director	November 24, 2006

* James C. Blair, Ph.D.	Director	November 24, 2006

* Lesley H. Howe	Director	November 24, 2006

* Ronald A. Matricaria	Director	November 24, 2006

*By:	/s/ R. Scott Huennekens

R. Scott Huennekens

Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description

1	.1**	Form of Underwriting Agreement.
2	.1*	Asset Purchase Agreement dated July 10, 2003 by and among Jomed, Inc., Jomed N.V., Jomed GmBH, Jomed Benelux S.A. and Volcano Therapeutics, Inc. (filed as Exhibit 2.1 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-132678) (the “Form S-1”), as originally filed on March 24, 2006, and incorporated herein by reference).
2	.2†*	Asset Transfer Agreement, by and between Pacific Rim Medical Ventures Corp and Koninklijke Philips Electronics N.V., dated July 3, 2003 (filed as Exhibit 2.2 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
3	.1*	Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 to the Registrant’s Form 10-Q, as originally filed on August 9, 2006, and incorporated herein by reference).
3	.3*	Bylaws of the Registrant (filed as Exhibit 3.3 to the Registrant’s Form 10-Q, as originally filed on August 9, 2006, and incorporated herein by reference).
3	.5*	Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.5 to the Form S-1, as originally filed on May 24, 2006, and incorporated herein by reference).
4	.1*	Specimen Common Stock certificate of the Registrant (filed as Exhibit 4.1 to the Form S-1, as originally filed on May 24, 2006, and incorporated herein by reference).
4	.2*	Amended and Restated Investors’ Rights Agreement, dated February 18, 2005, by and among the Registrant and certain stockholders (filed as Exhibit 4.2 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
4	.3*	Warrant to Purchase Series B Preferred Stock, issued by the Registrant to Venture Lending & Leasing III, LLC, dated September 26, 2003 (filed as Exhibit 4.3 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
4	.4*	Warrant to Purchase Series B Preferred Stock, issued by the Registrant to Venture Lending & Leasing IV, LLC, dated September 30, 2004 (filed as Exhibit 4.4 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
4	.5*	Warrant to purchase shares of common stock issued by the Registrant to FFC Partners II, L.P., dated December 9, 2003 (filed as Exhibit 4.5 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
4	.6*	Warrant to purchase shares of common stock issued by the Registrant to FFC Executive Partners II, L.P., dated December 9, 2003 (filed as Exhibit 4.6 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
4	.7*	Warrant to purchase shares of common stock issued by the Registrant to Silicon Valley Bank, dated August 27, 2001 (filed as Exhibit 4.7 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
4	.8*	Warrant to purchase shares of common stock issued by the Registrant to Silicon Valley Bank, dated July 18, 2003 (filed as Exhibit 4.8 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
4	.9*	Warrant to purchase shares of Series B Preferred Stock issued by the Registrant to Silicon Valley Bank, dated July 18, 2004 (filed as Exhibit 4.9 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
4	.10*	Rights Agreement, by and between the Registrant and American Stock Transfer & Trust Company, dated June 20, 2006 (filed as Exhibit 4.1 to the Registrant’s Form 10-Q, as originally filed on August 9, 2006, and incorporated herein by reference).
4	.11*	Certificate of Designation of Series A Junior Participating Preferred Stock (filed as Exhibit 3.2 to the Registrant’s Form 10-Q, as originally filed on August 9, 2006, and incorporated herein by reference).
5	.1**	Opinion of Reed Smith LLP.
10	.1*	Form of Indemnification Agreement for directors, chief executive officer and chief financial officer (filed as Exhibit 10.1 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).

Exhibit
Number		Description

10	.2*	2000 Long Term Incentive Plan and forms of Stock Option Agreements thereunder (filed as Exhibit 10.2 to the Form S-1, as originally filed on March 24, 2006, and as amended on May 6, 2006, and incorporated herein by reference).
10	.3*	2005 Equity Compensation Plan and forms of Stock Option Agreements and Stock Grant Agreement thereunder (filed as Exhibit 10.3 to the Form S-1, as originally filed on March 24, 2006, and as amended on May 6, 2006, and incorporated herein by reference).
10	.4*	Loan and Security Agreement, as amended, by and between the Registrant and Silicon Valley Bank, dated July 18, 2003 (filed as Exhibit 10.4 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.5*	Loan and Security Agreement by and between the Registrant and Venture Lending & Leasing III, Inc., dated September 26, 2003 (filed as Exhibit 10.5 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.6*	Supplement to Loan and Security Agreement, by and between the Registrant and Venture Lending & Leasing III, Inc., dated September 26, 2003 (filed as Exhibit 10.6 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.7*	Promissory Note for $5,000,000 held by Venture Lending & Leasing III, Inc., dated September 30, 2003 (filed as Exhibit 10.7 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.8*	Loan and Security Agreement, by and between the Registrant and Venture Lending & Leasing IV, Inc., dated September 30, 2004 (filed as Exhibit 10.8 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.9*	Supplement to the Loan and Security Agreement, by and between the Registrant and Venture Lending & Leasing IV, Inc., dated September 30, 2004 (filed as Exhibit 10.9 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.10*	Promissory Note for $1,500,158, held by Venture Lending & Leasing IV, Inc., dated October 14, 2005 (filed as Exhibit 10.10 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.11*	Promissory Note for $500,000, held by Venture Lending & Leasing IV, Inc. dated February 28, 2005 (filed as Exhibit 10.11 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.12*	Note and Warrant Purchase Agreement, by and among the Registrant and FFC Partners II, L.P. and FFC Executive Partners II, L.P., dated December 9, 2003 (filed as Exhibit 10.12 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.13*	15% Senior Subordinated Promissory Note, by the Registrant in favor of FFC Partners II, L.P., dated December 9, 2003 (filed as Exhibit 10.13 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.14*	15% Senior Subordinated Promissory Note, by the Registrant in favor of FFC Executive Partners II, L.P., dated December 9, 2003 (filed as Exhibit 10.14 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.15†*	License Agreement by and between the Registrant and The Cleveland Clinic Foundation, dated April 30, 2002 (filed as Exhibit 10.15 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.16*	Employment Agreement by and between the Registrant and R. Scott Huennekens, dated February 17, 2006 (filed as Exhibit 10.16 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.17*	Employment Agreement by and between the Registrant and John T. Dahldorf, dated February 17, 2006 (filed as Exhibit 10.17 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.18*	Standard Multi-Tenant Office Lease—Gross, as amended, by and between Ethan Conrad and the Registrant, dated June 13, 2005 (filed as Exhibit 10.18 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.19*	Net Lease Agreement, as amended, by and between the Registrant and Great Scene Ventures Ltd, dated January 10, 1996 (filed as Exhibit 10.19 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).

Exhibit
Number		Description

10	.20*	Standard Industrial/ Commercial Multi-Tenant Lease, as amended, by and between 1325 “J” Street L.P. and Jomed Incorporated, dated January 16, 2001 (filed as Exhibit 10.20 to the Form S-1, as originally filed on March 24, 2006, and as amended on May 6, 2006, and incorporated herein by reference).
10	.21†*	Supply Agreement by and between the Registrant and AVE Galway Limited, dated July 21, 2003 (filed as Exhibit 10.21 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.22*	License Agreement by and between the Registrant and AVE Galway Limited, dated July 21, 2003 (filed as Exhibit 10.22 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.23†*	International Distributor Agreement by and between Cardiometrics, Inc., Goodman Company, Ltd. and Kaneko Enterprises, Inc., entered September 17, 1994 (filed as Exhibit 10.26 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.24†*	Distribution Agreement, as amended, by and between Goodman Company, Ltd. and the Registrant, dated September 27, 2004 (filed as Exhibit 10.27 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.25†*	Supply and Distribution Agreement between General Electric Medical Systems Scs and the Registrant, dated March 16, 2006 (filed as Exhibit 10.28 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.26†*	Amended and Restated Japanese Distribution Agreement by and among the Registrant, Volcano Japan Co., Ltd. and Fukuda Denshi Co., Ltd., dated March 17, 2006 (filed as Exhibit 10.29 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.27*	Managing Director Agreement by and between Volcano Europe NV and Mr. Michel Lussier, dated March 20, 2006 (filed as Exhibit 10.30 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
10	.28†*	Termination of Option to Distribute Agreement by and between Medtronic Vascular, Inc. and the Registrant, dated January 27, 2006 (filed as Exhibit 10.31 to the Form S-1, as originally filed on May 24, 2006, and incorporated herein by reference).
10	.29†*	Software Development and License Agreement by and between Paieon, Inc. and the Registrant dated May 10, 2006 (filed as Exhibit 10.32 to the Form S-1, as originally filed on May 24, 2006, and incorporated herein by reference).
10	.30*	Director Compensation Policy (filed as Exhibit 10.33 to the Form S-1, as originally filed on June 12, 2006, and incorporated herein by reference).
10	.31*	Underwriting Agreement by and among Volcano Corporation, J.P. Morgan Securities, Inc., Piper Jaffray & Co., Bear, Stearns & Co. Inc. and Cowen and Company, LLC, dated June 14, 2006 (filed as Exhibit 10.2 to the Registrant’s Form 10-Q, as originally filed on August 9, 2006, and incorporated herein by reference).
10	.32**	Manufacturing Services Agreement by and between Volcano Corporation and Endicott Interconnect Technologies, Inc., dated July 14, 2006.
21	.1*	Subsidiaries of the Registrant (filed as Exhibit 21.1 to the Form S-1, as originally filed on March 24, 2006, and incorporated herein by reference).
23.1		Consent of Independent Registered Public Accounting Firm.
23	.2**	Consent of Reed Smith LLP (See Exhibit 5.1).
24	.1**	Power of Attorney.

*	Incorporated herein by reference.

**	Previously filed.

†	Portions of the exhibit have been omitted pursuant to a request for confidential treatment. The confidential portions have been filed with the SEC.